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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME QWE

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FILE NO. 82- 04018 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 3/7/07

RWE

File No. 82-4018

12-31-06
AR/S

Investing [illegible]ovation [illegible]rowth

Annual Report 2006

RWE Group divisions effective January 1, 2007

RWE AG (Group Centre)


RWE Power
RWE Dea
RWE Gas Midstream
RWE Trading
RWE Energy
RWE npower
RWE Systems

RWE Power is Germany's biggest power producer. The company produces lignite and generates electricity from coal, lignite, nuclear fuel, gas and renewables.

RWE Dea produces gas and oil, focussing on Europe and North Africa. In the report on the financial year that just ended, RWE Dea is still reported as a business unit of RWE Power.

RWE Gas Midstream has been in charge of the commercial optimization of our non-regulated gas procurement, transport and storage business since January 2007.

RWE Trading ranks among Europe's leading energy traders. We trade electricity, gas, coal and oil as well as energy derivatives to hedge price risks.

RWE Energy is our sales and grid company in Continental Europe. The company operates in twelve regions in and outside Germany. We provide electricity, gas, water as well as related services from a single source.

RWE npower is responsible for our UK energy business. The company has an integrated business model. Operations include the generation of electricity from coal, gas, oil and renewables as well as the sale of electricity and gas.

RWE Systems is our internal service provider. Its tasks run the gamut from IT, real estate management and central purchasing to personnel and infrastructure services.

The Water Division is no longer included in this overview.
It principally consists of our North American company American Water, which we intend to divest via a public offering.

The RWE Group—a brief portrait

We are one of Europe's leading electricity and gas companies. Last year, our 69,000-strong workforce generated some €44 billion in revenue. Our major power generation, sales and trading markets are in Germany, the UK and Central Eastern Europe. This is where 20 million electricity customers and 10 million gas customers rely on our products—and a high degree of supply security. Our proprietary gas and oil production operations in Europe and North Africa are making an increasingly important contribution to securing future energy supplies. In the future, we will focus even more on the energy business. Having successfully divested Thames Water, we plan to sell American Water in 2007. This will give us added momentum for substantial capital investment—in sustained security of supply and profitable growth.

Capital investment is the main topic of this annual report.
The power plant cooling tower depicted on the cover is a symbol of the largest capex programme in RWE's corporate history.

2006 key figures at a glance

- Sale of Thames Water completed successfully
- Operating result up 14%
- Net income significantly up on previous year due to one-off effects
- Proposed dividend doubled from previous year to €3.50 per share
- Net financial assets of €4.7 billion at year-end

RWE Group		2006	2005[1]	+/- in %
External revenue	€ million	44,256	39,487	12.1
Germany	€ million	26,607	23,034	15.5
Outside Germany	€ million	17,649	16,453	7.3
EBITDA	€ million	7,861	7,095	10.8
Operating result	€ million	6,106	5,371	13.7
Income from continuing operations before tax	€ million	3,657	3,156	15.9
Net income	€ million	3,847	2,231	72.4
Recurrent net income[2]	€ million	2,466	2,257	9.3
Return on capital employed (ROCE)	%	18.7	16.6	-
Weighted average cost of capital (WACC) before tax	%	9.0	9.0	-
Value added	€ million	3,169	2,451	29.3
Capital employed	€ million	32,764	32,444	1.0
Cash flows from operating activities	€ million	6,783	5,304	27.9
Capital expenditure	€ million	4,728	4,143	14.1
Property, plant and equipment	€ million	4,494	3,667	22.6
Financial assets	€ million	234	476	-50.8
Free cash flow[3]	€ million	2,289	1,637	39.8
Earnings per share	€	6.84	3.97	72.3
Recurrent net income per share	€	4.38	4.01	9.2
Dividend per share	€	3.50[4]	1.75	100.0
		12/31/06	12/31/05	
Net financial debt	€ million	-4,720	11,438	-141.3
Net debt[5]	€ million	6,864	23,435	-70.7
Workforce[6]		68,534	85,928	-20.2

1 Figures adjusted; see commentary on page 44.
2 Net income excluding the non-operating result and excluding non-recurrent effects in the financial result, the tax expense and income from discontinued operations.
3 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
4 Dividend proposal for RWE AG's 2006 fiscal year, subject to approval by the April 18, 2007 Annual General Meeting.
5 Net financial debt/assets plus provisions for pensions and similar obligations.
6 Converted to full-time positions.

Setting the stage for the energy of the future

The task is enormous: Some 60,000 megawatts of power generation capacity need to be replaced in Germany. RWE alone will have to replace more than half its installed capacity. To accomplish this task, we will implement the largest investment programme in our company's history—spending up to 25 billion euros by 2012. A substantial portion of this is earmarked for the construction of power plants. New, efficient techniques will help us rise to the challenges of climate protection, security of supply and economic feasibility. The world's largest lignite-fired power plant with optimized plant technology, which will go onstream as early as 2010, will play just as important a role as the nearly CO_2-free power station scheduled for completion by 2014. By 2020, renewables-based energy is supposed to account for 20 percent of all electricity generated in Europe. This is the goal set by the EU Commission. We want to make a major contribution to this cause. Be it hydro or wind power, biomass plants, geothermal energy or wave power, we will make use of any technology that proves to be economically feasible over the long term. After all, we want to ensure climate friendly security of supply, that makes economic sense—for our customers, our shareholders, and our employees.



Read more about this in the RWE Special on pages 119 to 140.

2006 CONTENTS





TO OUR INVESTORS

REVIEW OF OPERATIONS

OUR RESPONSIBILITY

Icon legend:


Cross reference to the **RWE Special**


Cross reference with page number


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RWE SPECIAL

CONSOLIDATED FINANCIAL STATEMENTS

FURTHER INFORMATION



Harry Roels

Dear Investors,

If we look back on the last few years, it becomes clear that fundamental economic and political changes as well as the increasing speed with which our markets are developing have become perennial issues. We live and work in exciting times, in which the stage for the energy infrastructure of future decades must be set anew—both on the national and European levels. This requires forward thinking and action on a grand scale, since power plants and grids are the lifeblood of modern economies. At the same time, consolidation activities are being stepped up in our sector. Moreover, hardly a day passes without us being confronted by new issues of energy policy. As you can see, our competitive environment will change fundamentally.

This is why 2006 was a really challenging year for us. But it was also an especially successful one. We achieved all the financial targets we set ourselves in the last three years. We clearly exceeded the goal of growing our operating result organically by an average of 5%: from 2004 to 2006, the average growth was roughly 12%. By achieving our aim to reduce costs by about €700 million a few months ago, we made a substantial contribution to this. RWE's success is also your success: We had set ourselves the goal of increasing the dividend by at least 15% on average every year. If we included our proposed dividend for 2006 of €3.50 per share, the increase for this period would be 41%. This is an excellent performance in the European energy sector.

One of last year's milestones was the successful sale of Thames Water. We recorded a book gain of about € 700 million, exceeding our expectations. We also initiated the sale of American Water. I am confident that we will be able to say more about that in the second half 2007. By taking these steps, we are focussing our portfolio on our traditional core businesses: electricity and gas. In addition, we are improving our financial strength significantly. Just a year ago, we had more than €11 billion in net financial debt. Today, we have nearly €5 billion in net financial assets. Since 2003, we have worked hard to obtain this financial flexibility. It opens up new opportunities to us. We have thus paved the way for further profitable growth in our core business.

You are right to ask: What does this really mean? And how does RWE intend to stand its ground when the press reports daily of impending mergers and acquisitions between major power utilities? You may think the answer is unspectacular: By investing in our long-established strengths. We have turned RWE into one of the most powerful energy companies in Europe. Our balance sheet is more robust than it has been for years, our employees are first-rate in terms of competence and performance, and our business processes are much faster and more efficient than they were a few years ago. These are good prerequisites for further organic growth. Furthermore, we plan to carry out a capex programme of a dimension unrivalled in RWE's history. In the next five years we want to spend up to €25 billion on power plants, electricity grids, pipelines, exploration for new gas and oil reserves, and LNG activities. This would make us the largest private investor in Germany. In this context, I would like to mention our new division RWE Gas Midstream. In January 2007, we grouped all our non-regulated gas wholesale, transport and storage activities and placed them under this division. RWE Gas Midstream will serve as a platform for growth projects on the international gas market where we were not able to establish an integrated presence in the past.

With our extensive investment programme, we intend to secure our leading market position. RWE ranks among Europe's largest energy companies. And we intend to maintain this position. Approximately one-third of our planned capital expenditure has been earmarked for growth projects. We currently believe that this is the most promising way to grow profitably. In other words, by carrying out projects to build power plants, e.g. in Germany or the Netherlands, or expanding our gas production in Egypt, we are likely to achieve higher long-term returns for you, our shareholders, than by acquiring companies at overly high prices. My fellow Executive Board members and I are convinced that the currently overheated acquisition market presents few opportunities for growth that are attractive enough. But if attractive opportunities arise, we will consider them. Our planned acquisition of the German gas utility Saar Ferngas is an example of the fact that sustainable value is our most important acquisition criterion—even if it requires stamina. Our share price confirms this strategy is right: Since March 2003, it has more than quadrupled.

There is another aspect to our big investment programme. By upgrading and expanding our energy infrastructure, we intend to make a substantial contribution to ensuring security of supply in the regions we serve. We are aware that this is part of the responsibility we shoulder as an energy company, given the significant need to replace power plants and modernize grids. In addition, there has been an increase in political risk as regards international gas procurement. Security of supply has also moved up the political agenda—both on the national and European level. Moreover, in the last few months, issues of climate protection have been discussed more intensely than ever before. The details of the emissions trading system are one of the major points of debate. Unfortunately, the discussion is rarely unbiased—especially in Germany. Our position on this subject is clear: Capacity to produce energy from renewables must be expanded, measures to save energy must be promoted strongly, and every possibility to conserve the climate and resources must be made use of. And this should be done with due consideration and without being dogmatic. Security of supply cannot be guaranteed over future decades without using coal and nuclear power. Especially if having competitive energy costs is the objective. Germany is not an island. Today, even Europe cannot afford to be insular. Electricity and gas markets are increasingly subject to global trends, all of which point to high energy prices in the long run. It is high time that the right decisions are taken for tomorrow's infrastructure.

However, I have not seen politicians establish suitable framework conditions for this. On the contrary, the draft national allocation plan for the 2008 to 2012 emissions trading period increases the commercial risk involved in building power plants significantly. The current debate on stricter German antitrust law and the possibility of a forced sale of electricity and gas grids will also require the review of major investment decisions. By the way, the investment environment is worsening not only for established German energy companies, but also for new entrants. The disadvantages this will have for energy supplies and competition in the medium term is something we constantly point out in dialogue with representatives of the political arena and the public. Unfortunately, owing to the negative sentiment caused by high energy prices, which I understand personally, constructive discussions are an exception.

Back to business: Once again, we set ourselves ambitious targets for the coming years. We want to increase the operating result by an average of 5% per year through organic growth. In addition, we will continue to work on improving efficiency. By 2010, we intend to implement measures that will improve the annual operating result by a total of €600 million. A major portion of this will come from measures with which we will improve the performance of our regulated electricity and gas grids in Germany. By this, we want to at least partially offset the German regulator's tariff cuts.

In light of our solid earnings trend, we also feel confident about our dividend. Our dividend proposal for 2007 will be based on a payout ratio of 70% to 80% of recurrent net income. The prerequisite is that we successfully complete the sale of a majority of American Water. We want RWE to continue paying an attractive dividend in the future. Our goal is to use our profitable integrated business model to offer you a stable investment on which you can rely over the long term as well.

You can also count on all the people who work for the RWE Group. I would like to take this opportunity to express my heart-felt thanks to all our employees for their performance, their flexibility and their commitment. They have every reason to be proud of what they have achieved. Although a lot remains to be done, RWE stands a good chance of continuing to be among the leading companies in its sector—both in this year and the ones to come.

Sincerely yours,



Harry Roels
CEO of RWE AG

Essen, February 12, 2007

The RWE Executive Board



Harry Roels | Dr. Klaus Sturany | Jan Zilius | Berthold Bonekamp | Alwin Fitting

Harry Roels, born in the Netherlands in 1948, obtained a degree in physical chemistry in 1971. Worked for the Royal Dutch/Shell Group for 30 years. In July 1999, appointed Managing Director of Royal Dutch Petroleum Company and Group Managing Director of the Royal Dutch/Shell Group of companies. Since February 1, 2003, Chief Executive Officer of RWE AG. Group-level responsibilities: Corporate Strategy, Mergers & Acquisitions, Legal/Board Affairs, Group CIO, Communications/Public Affairs, Environmental and Energy Policy, Diversity Office, Executive Resources Development, Auditing.

Dr. Klaus Sturany, born in 1946 in Wehrda (Hesse), studied mathematics. From 1997 to 1999, Spokesman of the Board of Management of GEA AG. Since December 1999, Executive Vice-President of RWE AG. Group-level responsibilities: Controlling, Finance, Risk Management, Investor Relations, Accounting, Tax, Insurance.

Jan Zilius, born in 1946 in Marburg, studied law. Joined the RWE Group in 1990, initially as Executive Vice-President and Labour Director of RWE Rheinbraun AG. Since April 1998, Executive Vice-President of RWE AG. Since February 2005, also CEO of RWE Power AG.

Berthold Bonekamp, born in 1950 in Billerbeck (Coesfeld County), studied mechanical engineering and business management. Since 1998, Executive Vice-President of RWE Rheinbraun AG. Since 2000, Executive Vice-President of RWE Power AG. Until March 2004, CEO of RWE Power AG. Since April 2004, CEO of RWE Energy AG and Executive Vice-President of RWE AG.

Alwin Fitting, born in 1953 in Westhofen (Rhine-Hesse). Joined the RWE Group in 1974. Trained master electrician. In 1996, appointed Chairman of the Combined Works Council of RWE Energie AG. Since 2000, Executive Vice-President and Labour Director of RWE Power AG. Since August 2005, Executive Vice-President and Labour Director of RWE AG. Group-level responsibilities: Human Resources Management, Security.

Dr. Rolf Pohlig, born in 1952 in Solingen. Studied economics. Until 1991, worked for Franz Haniel & Cie. GmbH. In 1992, appointed Executive Finance Director at GEHE AG (now Celesio AG). From 1993 to 2000, Executive Vice-President of VEBA AG. From 2000 to 2006, Executive Vice-President Mergers & Acquisitions at E.ON AG. Since January 2007 (and therefore not shown at left), Executive Vice-President of RWE AG. CFO effective May 2007.

RWE posts another strong performance on the equity and debt markets



RWE shares posted an above-average gain in value for the third straight year. Our common stock achieved a total return of 37%, with preferred shares recording a total return of 36%. By comparison, the DAX returned 22%. The debt markets acknowledged our robust financial policy with low credit default swap* prices.


Performance of RWE shares compared with the DAX 30 and the Dow Jones STOXX Utilities Indices
in %
50
40
30
20
10
0
RWE common share
RWE preferred share
Dow Jones STOXX Utilities
DAX 30
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
02/12/07

The DAX posted the fourth straight year-on-year gain.

German share index clearly up thanks to strong second half year. The upward trend witnessed on the stock exchanges since 2003 continued in 2006. On December 29, the last trading day in 2006, the German lead index, DAX 30, closed at 6,597 points. This was the highest year-end close since 1999. For 2006, this represents a total return of 22%. This performance places the DAX in the premier group of indices on an international level. Mergers and acquisitions as well as optimistic economic forecasts led to significant share-price growth at the beginning of 2006. In May and June, however, the DAX lost these gains. Investor sentiment was adversely affected above all because the European Central Bank and the US Federal Reserve raised interest rates. Another negative effect was felt from the boom in crude oil prices, which reached new record highs as the conflict in Lebanon came to a head. The situation on the oil markets died down as the crisis in the Middle East eased in August. Declining commodity prices, good economic data and the improved outlook for corporate profit were the basis for another upswing on the stock markets, which persisted beyond the end of the year.

RWE common and preferred shares closed fiscal 2006 with significant total returns.

RWE common share generates 37% return. RWE shares again clearly outperformed the market in the fiscal year being reviewed. They closed 2006 at €83.50, exceeding the prior year's closing price by 33%. The total return (rise in share price plus the dividend) was 37%. At year-end, RWE's preferred shares traded at €72.00, delivering a total return of 36%. Our positive share price trend was mainly driven by the favourable earnings outlook for the German electricity generation business and the successful sale of our UK water business. The Dow Jones STOXX Utilities index (+40%) marginally outperformed RWE's shares. The index was particularly strong because of merger and acquisition speculation in the European utilities sector. RWE's common shares recorded a new all-time high of €89.85 on December 15, 2006. They have since lost some ground. Among other things, announcements about the tightening of framework conditions for emissions trading from 2008 onwards resulted in some unease. Calls by politicians for massive intervention in the German energy market also had a negative effect on investor confidence.

Weighting of RWE shares and RWE bonds in important indices
as of December 31, 2006

Stock index	Weighting in %	Bond index	Weighting in %
DAX	5.7	iBoxx Euro Utilities	9.9
Dow Jones EURO STOXX 50	1.8	MSCI Euro Credit Corporate	1.0
Dow Jones STOXX Utilities	8.4	MSCI Eurosterling Credit Corporate	1.4

Long-term return of RWE shares significantly above the market. Long-term investors who invested €10,000 in RWE ten years ago and reinvested their dividends saw their investments grow to €32,726 (common shares) or €36,809 (preferred shares) by December 31, 2006. This corresponds to an annual average return of 12.6% and 13.9% respectively. The DAX had a total return of 8.6% per annum over the same period of time.

Comparative performance of RWE shares and important indices up to the end of 2006 in % p.a.	1 year	5 years	10 years
RWE common share	36.8	18.2	12.6
RWE preferred share	35.9	22.4	13.9
DAX 30	22.0	5.0	8.6
Dow Jones EURO STOXX 50	18.0	4.0	10.5
Dow Jones EUROPE STOXX 50	13.6	2.7	9.6
Dow Jones STOXX	20.8	6.7	10.3
Dow Jones STOXX Utilities	39.9	15.3	14.0
REXP[1]	0.3	4.8	5.2

1 Index for the performance of government securities on the German bond market.

RWE share indicators[1]		2006	2005	2004	2003	2002
Earnings per share[2]	€	6.84	3.97	3.80	1.69	1.87
Cash flows from operating activities per share	€	12.06	9.43	8.76	9.41	10.55
Dividend per share	€	3.50[3]	1.75	1.50	1.25	1.10[4]
Common share prices						
End of fiscal year	€	83.50	62.55	40.70	31.37	24.70
High	€	89.85	63.24	43.50	31.97	43.80
Low	€	61.56	41.10	29.70	17.68	24.12
Preferred share prices						
End of fiscal year	€	72.00	54.44	34.21	27.95	20.75
High	€	73.91	55.09	36.94	28.20	34.49
Low	€	54.18	34.79	25.96	16.48	20.01
Dividend payment	€ million	1,968[3]	984	844	703	619
Number of shares at end of fiscal year	million	562.4	562.4	562.4	562.4	562.4
Common shares	million	523.4	523.4	523.4	523.4	523.4
Preferred shares	million	39.0	39.0	39.0	39.0	39.0
Market capitalization at end of fiscal year	€ billion	46.5	34.9	22.6	17.5	13.7

1 In relation to the weighted average number of shares outstanding.
2 Due to the change in IFRS, figures after 2003 no longer include goodwill amortization.
3 Dividend proposal for RWE's 2006 fiscal year, subject to the approval of the April 18, 2007 AGM.
4 Includes €0.10 bonus.

We will propose to the AGM to pay a dividend of €3.50 per share for fiscal 2006.

*
60

Dividend payment doubled. The Supervisory and Executive Boards will propose a dividend of €3.50 per share for fiscal 2006 to the Annual General Meeting on April 18, 2007. This doubles the dividend compared with the previous year. Relative to recurrent net income*, this results in a payout ratio of 80%. We are thus at the upper end of the target ratio for the 2006 and 2007 fiscal years of between 70% and 80%. Based on the closing share prices in 2006, this corresponds to a 4.2% dividend yield on common shares and a 4.9% yield on preferred shares. RWE thus continues to occupy a top position among DAX companies.

Shareholder base markedly up in the UK and North America. At the end of 2006, institutional investors owned 56% of RWE's capital. The largest share of RWE's capital (30%) was held by investors in North America and the UK. This was much higher than in 2005 (19%). Institutional shareholders in Germany held 13% (2005: 26%). The remaining 13% was predominantly held in Continental Europe. Twenty-eight percent of RWE's capital was held by municipalities (2005: 31%). As in 2005, 16% was held by private and employee shareholders. The RWE common share's free float amounted to 89%.

Shareholder Structure of RWE AG in %*


RW Energie-Beteiligungs-gesellschaft mbH 10
Other municipal shareholders 18
Employee shareholders 2
Private shareholders 14
56 Institutional shareholders:
16 UK
14 US/Canada
13 Germany
12 Continental Europe excl. Germany
1 Rest of the world

*Source: Shareholder identification as of December 2006.

Low credit default swap prices reflect RWE's strong creditworthiness.


216

Decrease in credit default swap prices. Concern about interest rates and M&A activity also had a temporary impact on debt markets. In the first quarter, this led to a marginal rise in credit default swap (CDS) prices, which are used to hedge RWE's credit risk. Of note here is that takeovers can affect the credit ratings of the acquiring companies negatively. The concern about interest rates resulted in higher corporate bond spreads*, affecting our bonds as well. CDS prices began falling again in the second quarter. This is reflected in the development of the CDS sector index iTraxx Europe Energy, which fell by eight basis points to 16 basis points over the course of the year. The price of hedging RWE's credit risk also declined. At the end of 2006, the five-year CDS for RWE was quoted at 15 basis points—seven basis points lower than at the beginning of 2006. In the period under review, it traded at an average of four basis points lower than the sector index. We believe this is in part due to our solid financial position and strong Single A credit rating*.


216

Development of RWE's five-year credit default swap (CDS) compared with the CDS sector index iTraxx Europe Energy
in basis points


40
30
20
10
0
RWE
iTraxx Europe Energy
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
02/12/07

Issues of energy policy and our growth strategy were the focal points of communications with investors and analysts.

RWE again receives awards for investor relations work. In 2006 our communications work focused on commenting on current affairs in the field of energy policy as well as our future growth strategy. We assisted investors and analysts in making realistic assessments regarding these topics by providing information and arranging discussions with RWE experts. We met investors in 24 financial centres during 50 road shows and twelve conferences as well as numerous one-on-one meetings. We hosted an RWE Credit Day for the first time, offering our bond investors and credit analysts an event tailored especially to suit their needs.

Analysts and investors recognize the quality of our communications work. As in the previous year, RWE was ranked first in the European utilities category in the two major investor relations market surveys conducted among investors and analysts by financial information provider Thomson Financial Extel and the trade magazine "Institutional Investor."

Energy for the future: 2010

Producing power efficiently:
From 2010 onwards, we will improve efficiency compared to older plants by about twelve percentage points—with two new lignite-fired units.

Efficiency in the energy sector translates into conserving resources as much as possible and thus making a contribution to protecting the climate sustainably. To make efficient use of the reserves of valuable fossil fuels—thereby reducing the burden on the environment—RWE constantly optimizes the way it uses energy: in the production and conversion of fossil fuels to energy and in transportation. After all, we are well aware of the responsibility we shoulder.


Read more about this in the RWE Special on pages 120 to 125.


EFFICIENCY:
Less resource consumption,
more climate protection

Focus on organic growth

In two ways, fiscal 2006 was a year in which we made important progress. We achieved another marked improvement in the company's earning power, growing the operating result by 14%. This strengthens our basis for investing in future growth and allows us to pay an attractive dividend. Moreover, we made progress with our planned exit from the water business: We sold Thames Water and paved the way for the divestment of American Water. In sum, these are good prerequisites for the continued success of our energy business in the new financial year.

REVIEW OF OPERATIONS

Strategy and structure

RWE already ranks among Europe's leading integrated electricity and gas companies. And we want to maintain this status. Nevertheless, the economic environment in the years ahead will change substantially. We expect fiercer competition and more demanding customers as well as more complex political and regulatory conditions. At the same time, the continued convergence of European energy markets provides new opportunities for a multiregional company such as RWE.

We are focusing on our established strengths: our European electricity and gas business.

Clear strategic goal. We want to secure our good market position and take advantage of opportunities for growth in this environment, which is very challenging at present. To achieve this, we have established five strategic principles:

- We are concentrating our activities predominantly on electricity and gas.
- We are focusing on our European core markets.
- We intend to occupy leading market positions wherever we have business operations.
- We strive to be successful in all elements of the value chain and supply our customers with electricity and gas from a single source ("integrated business model").
- We aim to continuously increase the value of our company.


* 35

Focusing on electricity and gas. At the end of 2005, we made the strategic decision to withdraw from the water sector in the UK and North America. We passed the first milestone by selling Thames Water in the UK at the end of 2006.* Furthermore, we plan to sell the majority of American Water by the end of 2007. In the future, we will focus our core competencies even more on Europe's converging electricity and gas markets. Water will remain part of our business model wherever we already offer our Continental European customers integrated electricity, gas and water services.

Focusing on Europe's core markets. Our regional focus stretches from the UK to Eastern Europe. This is where we intend to safeguard and further expand market share. Concentrating on these countries will enable us to establish a well-balanced presence in mature and growing markets. In light of the long investment cycles prevalent in our fields of business, we are only active in markets offering attractive earnings prospects as well as a reliable business and regulatory environment over the long term.

We rank among the top three energy utilities in our most important markets.

Leading market positions. Our major power generation, trading and supply markets are currently in Germany, the UK and Central Eastern Europe. In these markets, in terms of sales, we rank among the top three suppliers of at least one of our main products, i.e. electricity or gas. The advantage lies in the fact that leading market positions translate into volume and cost benefits, enabling us to enhance our company's value even in a competitive environment.

Market positions of the RWE Group	Electricity	Gas
Germany	No. 1	No. 2
UK	No. 2	No. 3
Central Eastern Europe	No. 2 in Hungary No. 3 in Slovakia Starting position in Poland	Nr. 1 in the Czech Republic Leading position in Hungary
Total Europe	No. 3	No. 6

Our activities cover all of the major elements of the energy value chain.

Integrated business model. Our operations are vertically integrated, i.e. we cover all of the major elements of the value chain. In the electricity business, for example, we are not just producers, but traders, grid operators and a supply company as well. Our vertical alignment affords us greater flexibility in offsetting market fluctuations at the individual stages of the value chain and enables us to make use of synergies. Thanks to our horizontal integration, e.g. the sale of electricity and gas via one regional energy company, we achieve additional synergies. Furthermore, we have bundled our power and gas grids at the distribution network level and placed them in single companies. Since these supply and distribution grid companies have a regional orientation, we can establish and nurture very close ties to our customers.

Active along the entire energy value chain


Upstream (Generation)
Power Generation
Gas and Oil Production
Gas Midstream (Commercial Optimization of Procurement, Transport and Storage)
Energy Trading
Supraregional and Regional Electricity and Gas Grids
Electricity and Gas Supply
Continental Europe
UK
RWE Power
RWE npower
RWE Dea
RWE Gas Midstream
RWE Trading
RWE Energy
RWE npower

Investors benefit from our focus on increasing the value of our business over the long term.

Growing the value of our company sustainably. Increasing the value of our business in the long term in the interest of our investors takes centre stage in RWE's strategy. To achieve this goal, we take the three following approaches:

1. Constant optimization of our existing business: Our "operating excellence" projects are designed to make business processes more efficient, to reduce costs and to identify key value drivers, in order to find ways to make additional improvements.

2. Investment in growth at the right time: We must make investments today to safeguard our market positions tomorrow. This is the only way for us to continue to achieve stable and attractive returns in the future. Here the focus lies on our power plant and grid operations as well as our oil and gas production activities.

We want to grow also through acquisitions. Opportunities are currently limited due to high purchase prices.

3. Selective acquisitions that create value: We constantly sift through options for expanding our existing portfolio via acquisitions. In so doing, we adhere to our strict strategic and financial acquisition criteria. Acquired activities must at least earn their cost of capital no later than in the third year of their full inclusion. Moreover, these activities may not jeopardize a Single A credit rating. However, given present market conditions, patience is of the order. Privatization in Eastern Europe is progressing at a moderate pace. Potential for external growth is limited in other regions and other bidders are exhibiting keen interest. This results in high purchase prices.

Value added is RWE's central controlling instrument. It is calculated by taking each divisions' return on capital employed, minus the cost of capital. Value added, in addition to individually agreed goals, is a yardstick for determining the performance-linked compensation of our executives and salaried employees. Regular reviews of target agreements make transparent the contribution made by each area and its management to the success of the business. For details on value management at RWE, please turn to pages 56/57 and 205/206.

Seven divisions are active on the market. Our seven divisions oversee the RWE Group's operations and manage the business units, which are subordinate to them:

- RWE Power encompasses our Continental European power generation activities, including lignite production.
- RWE Dea produces oil and gas in and outside Europe. This secures a growing share of the Group's gas sales. In our financial statements for 2006, we are reporting RWE Dea as part of the RWE Power Division.
- RWE Gas Midstream commenced operations effective January 1, 2007. This unit handles the commercial optimization of all non-regulated gas activities, comprising the procurement, transport, storage and LNG* business. By uniting our gas operations in a dedicated division, we will be able to significantly strengthen RWE's market position in the international gas business. We intend to combine this division with RWE Trading as soon as the development of the Continental European gas trading market renders such a combination sensible. In the quarterly reports, RWE Gas Midstream will initially be assigned to RWE Energy.


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- RWE Trading is our energy trading arm, acting as our hub for all tradable commodities* such as electricity, gas, coal and oil. In the 2006 annual report, RWE Trading is treated as part of the RWE Power Division.


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- RWE Energy is our supply and grid company for Continental Europe and supplies customers in this region with electricity, gas and water. Six integrated regional companies operate under this division in Germany, with another six active in our other Continental European markets. Supraregional electricity and gas grid operations are grouped under an independent company.

- RWE npower is responsible for power generation as well as electricity and gas supply in the UK.
- RWE Systems provides internal services for the other divisions. The company is included in "Other, consolidation" in the financial statements.

RWE AG is the RWE Group's management holding company, which as such carries out management tasks, e.g. corporate development, mergers & acquisitions, finance, controlling, executive development and communications. Fundamental strategic and operating decisions are prepared by the Group Business Committee (GBC). The GBC consists of the Group Executive Board, the CEOs of our divisions as well as the Head of Corporate Strategy, Mergers & Acquisitions and the Head of the Legal Department.*


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The RWE Group's area of strategic focus



■ Markets in which RWE has a presence.

Economic and political environment

Economic environment

Our core markets, Germany and the UK, saw economic growth estimated at 2.7%.

Robust growth on RWE core markets. The global economic upturn witnessed since 2003 continued in 2006. At an estimated 3.7% to 3.9%, the world economy's real growth was even higher than in the preceding year. While the US economy lost some of its momentum following the most recent interest rate hikes, the pace of expansion in some of our core European markets accelerated. Developments were as follows:

- Gross domestic product (GDP) in the Eurozone was an estimated 2.7% up on the previous year. GDP growth thus nearly doubled. The increase is being driven above all by capital expenditure on property, plant and equipment as well as exports. In addition, consumer spending picked up slightly.

- German GDP advanced 2.7% in real terms, exceeding all the growth rates recorded since 2000. Positive stimuli from foreign trade and industrial production spilled over to domestic demand through investments made in property, plant and equipment. The construction industry showed first signs of recovery following a ten-year slump. Consumption improved somewhat after a weak spell.

- The UK economy also posted 2.7% growth. The cyclical upswing benefited from high capacity utilization and good corporate earnings, with investment as the main driver.

- The economies of Central Eastern Europe continued their rapid development. Most of the countries in this region benefit from their increased international competitiveness. This resulted in high growth rates, above all in industrial production and exports. Slovakia recorded the strongest growth among RWE markets in Central Eastern Europe, posting an estimated rise of nearly 8%. According to preliminary estimates, GDP growth was 6% in the Czech Republic, 5% in Poland, and 4% in Hungary.

- The US economy cooled after getting off to a dynamic start early in the year. Most recently, low real income and asset growth had an adverse effect on consumer sentiment. Another factor influencing the economic trend was the US Federal Reserve's tight monetary policy, which caused consumer loans to become more expensive and corporate refinancing costs to rise. Nevertheless, US GDP in 2006 was still 3.4% higher than the year before.

However, fluctuations in the economic cycle have limited effect on our business. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on temperatures. The economy has even less of an effect on the water sector.

Demand and price trend

The strong industrial cycle drove up electricity demand.

Mild weather in fourth quarter reduces demand for energy. In 2006, energy consumption in our European core markets was marked by opposing effects. Industrial growth caused demand to rise—primarily in the electricity market. In contrast, the high level of energy prices resulted in more careful consumption. Demand for gas and electricity for heating purposes either declined or stagnated. Temperatures at the beginning of 2006 were colder than average, in contrast to the extremely mild weather in the fourth quarter.

In Germany, electricity consumption was roughly 0.5% up on the previous year, owing to the positive business activity in industry. Demand for natural gas rose 1.5%, driven by power generation and industry. Household and commercial gas consumption was on par with the year-earlier level. Effects resulting from the colder than average weather at the beginning of the year and mild weather in the fourth quarter counteracted each other.

In the UK, energy consumption was up 0.5% as well. Conversely, demand for gas was down an estimated 5%. The high price of power plant gas caused electricity producers to shift to other fuels.

On Central Eastern Europe's energy markets, the favourable cyclical trend had a much stronger impact on demand. Electricity consumption was up 4% in Slovakia and Poland and 1.3% in Hungary. High prices and mild weather had an adverse effect on gas consumption in the fourth quarter. As a result, consumption in the Czech Republic and Hungary stagnated.

Crude oil prices on the decline again following record levels in August. The significant rise in demand for commodities from newly industrializing countries such as China, India and Brazil characterized developments on international energy markets in 2006 again. This resulted in major price spikes, above all for crude oil. A barrel* of Brent crude cost US$65 averaged for the year—20% more than in 2005 and more than double the average of the last ten years. The main reason for this was the aforementioned rise in demand and the fact

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that production capacity in oil-producing countries was tight. In addition, political unrest in Nigeria, the dispute over Iran's nuclear programme and—above all—warlike activity in Lebanon had a negative effect on the markets. At the beginning of August, a barrel of Brent fetched a record price of US$79. Subsequently, growing stockpiles and waning tension in the Middle East caused oil prices to drop significantly. At the end of 2006, they came close to the 60-dollar mark, returning to the level witnessed at the beginning of the year.

Gas prices were at a high level averaged over the year.

Substantial increase in gas prices. Prices on the Continental European market track the price of oil with a lag of several months. In the year under review, import prices to Germany were up an average of 33% over 2005. This development was mirrored in end customer prices. Private households in Germany saw prices advance by 18% averaged over the year, while industrial customers experienced a 29% rise. An independent regulator is in charge of determining gas prices on a quarterly basis in the Czech Republic. The regulatory authority largely looks to prices quoted on the world's oil markets and major exchange rates when setting prices. Prices for Czech household customers rose 17% compared with 2005.


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At the beginning of 2006, UK gas spot* prices were far above the level they achieved a year earlier. In the first quarter, they were more than 80% up year on year. Decisive factors here were the cold temperatures during this period, high crude oil prices, and problems at the UK's largest gas storage facility. The situation eased over the course of the year. In the fourth quarter, spot prices fell significantly due to the unusually mild weather and the commissioning of new pipelines for imports from Norway and the Netherlands. Owing to delays typically incurred in adjusting prices, the end customer business was characterized above all by the boom on the spot market in the first half of the year. UK household customers saw gas prices rise by an average of 33% over 2005 levels.

Hard coal prices remain high. Hard coal prices on the Rotterdam spot market increased early in 2006, before stabilizing between US$65 and US$70 per metric ton (including freight and insurance to Rotterdam) in August. The average for the year was US$64, compared with US$61 a year earlier. Sea freight rates are still high compared to the multi-year average. This reflects high demand for raw materials in China and India. So far, the further expansion of the ship fleet has been unable to keep up with the rise in demand for transports. In 2006, sea freight rates averaged US$16 per metric ton for the standard route from South Africa to Rotterdam, equalling the prior-year level. However, they recorded an upward trend over the course of the year. The prices which are relevant for our long-term purchasing agreements for German hard coal are determined by the German Federal Office of Economics and Export Control (BAFA)*. They track developments on the spot market, albeit


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with a lag of several months. In the first three quarters, BAFA prices averaged €61 per metric ton of hard coal equivalent. A similar figure is expected for the fourth quarter. In the period under review, the BAFA price could thus be down on the price recorded in the same period in 2005 (€65).

The significant fluctuation in CO_2 certificate prices was mirrored in electricity prices.

CO_2 emissions trading: Prices down substantially since April 2006. The market for CO_2 emissions allowances experienced substantial price fluctuations. A significant upward trend was witnessed in the first few months of 2006. The price of certificates for 2007 reached a record level of €31 per metric ton of CO_2. This development was mainly driven by the high price of power plant gas. In consequence, UK electricity generators shifted their electricity production to hard coal power plants, which have higher emissions than gas-fired facilities. As a result, market participants were increasingly expecting a shortage of CO_2 certificates available for the first trading period (2005 to 2007). At the end of April, however, it became clear that the amount of CO_2 emitted by individual EU countries in 2005 was much lower than anticipated. This resulted in the most significant decline in prices since the introduction of the emissions trading scheme. Within a few days, certificates for 2007 lost more than half their value. Afterwards, prices traded between €15 and €18, before dropping significantly again in the fourth quarter. In sum, certificates traded at an average of €18 in 2006, which is roughly on a par with the level achieved in 2005. The price of certificates for 2008 remained above the 15-euro mark until the end of the year, following a decline in April, which was also substantial. This is because a much greater shortage in allocated certificates is expected in the second trading period, which begins in 2008. Averaged over the period under review, certificates for 2008 traded at more than €20 per metric ton of CO_2.

Development of CO_2 certificate prices in the European emissions trading system
in €/metric ton of CO_2


40
30
20
10
0
01/01/05
12/31/05
12/31/06

Certificates for 2007
Certificates for 2008

Source: RWE Trading.

High fuel costs, the weather and CO_2 emissions trading impacted the development of wholesale electricity prices.

Boom on Europe's electricity exchanges. Last year, the high level of prices for fuel and CO_2 emissions certificates affected the development of prices on Europe's electricity exchanges. In addition, extreme weather conditions had an impact on spot trading: Temperatures, which were lower than usual in the first quarter, caused power consumption to rise. In July, hot, dry weather had a negative effect on the availability of some generation plant. The aforementioned factors resulted in significant price increases on Europe's wholesale electricity markets.


Development of wholesale electricity spot prices in Germany
in €/MWh
140
120
100
80
60
40
20
0
Peak load
Base load
Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.
Year traded: 2004
Year traded: 2005
Year traded: 2006


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In 2006 spot trading* at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €51 per megawatt hour* (MWh). This represents an increase of 10% compared to the same period in 2005. Prices of peak-load electricity rose 16% to an average of €73. German forward contracts* also traded far above prices witnessed in the prior year. Prices for base-load electricity forward contracts for delivery in 2007 achieved highs of €60 per MWh before the collapse in prices for CO_2 emissions trading certificates in April. Afterwards, the price paid for 2007 electricity forwards briefly fell below the 50-euro mark before settling in a corridor of between €50 and €60.

RWE sells almost all of its production forward, and thus the development of prices in prior years for forward contracts for delivery in 2006 was the main determinant of earnings. In the 2004 and 2005 trading years, the average market price per MWh of base-load power for 2006 was €38. In the 2003 and 2004 trading years, the corresponding market price for forward contracts for delivery in 2005 was €31 per MWh. Thus the forward contracts for delivery in 2006 cost over 20% more than those for 2005.


Development of one year forward wholesale electricity prices in Germany
in €/MWh
Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
100
80
60
40
20
0
Peak load
Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2004
Year traded: 2005
Year traded: 2006

The trend in electricity prices for end customers and distributors in Germany reflects rising prices on the wholesale market. Due to the sharp climb in the cost of purchasing electricity and an increase in the burdens stemming from the German Renewable Energy Act, utilities raised their tariffs for all customer segments. In 2006, prices paid by households and small commercial operations were up an average of 4% over 2005. Industrial enterprises had to pay 12% more. For deliveries to this customer group, the share of electricity procurement costs in the total price is especially high. Excluding the burden caused by the state, average net electricity prices for industrial customers were roughly the same as in 1998, the year in which the deregulation of the German energy market began. Prices for household customers were 8% lower than in 1998.


Development of wholesale electricity spot prices in the UK
in £/MWh
100
80
60
40
20
0
Peak load
Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2004
Year traded: 2005
Year traded: 2006

In the UK, electricity prices were affected primarily by the level of gas prices.

UK electricity prices on the decline following record levels. Prices on the UK electricity exchange initially traded at an extremely high level, before following a clear downward trend as the year progressed. In addition to weather-related effects and CO_2 prices, the development of gas prices was the main reason. This is because in the UK, gas-fired power plants have a significant impact on the formation of electricity prices, especially in the winter. The average annual base-load power price in spot trading was up 6% on 2005, to £40 (€59) per MWh. Spot prices for peak-load electricity rose 9% to £52 (€76). Average forward prices were also higher year on year. In April 2006, forward purchases of base-load power for 2007 cost up to £57 (€83) per MWh. Due to the major drop in prices of CO_2 certificates and the decline in gas prices which began in June, however, the price of a forward contract for 2007 decreased significantly. By the end of the year, 2007 forwards traded at £33 (€49) per MWh.

Development of one year forward wholesale electricity prices in the UK
in £/MWh


Forward for delivery in 2005
Forward for delivery in 2006
Forward for delivery in 2007
100
80
60
40
20
0
Peak load
Base load
Year traded: 2004
Year traded: 2005
Year traded: 2006

Average monthly figures.
Source: RWE Trading.

RWE sells most of the production from its UK power stations forward, similarly to the policy it pursues in Germany. Earnings achieved in the last financial year thus depended on the development of the price of 2006 forwards in prior years. In the 2004 and 2005 trading years, it averaged £35 (€52) per MWh of base-load electricity. The corresponding figure for 2005 forwards was £24 (€36). Thus, the price of base-load electricity for delivery in 2006 was 45% higher.

UK end customer electricity bills reflected the rise in procurement costs.

The development of UK wholesale trading prices also had a delayed impact on business with end customers. Due to the significant increase in procurement costs, power suppliers raised their tariffs. In 2006, households and small commercial customers paid 22% more on average, compared with 2005. Price increases for industrial and corporate customers were higher, since prices in this segment generally adjust more quickly to developments on the wholesale market.

Electricity prices advanced on our Central Eastern European markets as well. Prices for household customers were up 14% in Hungary, 5% in Slovakia and 3% in Poland.

Growth in the regulated water market through investment in infrastructure. The market for regulated water and wastewater services is basically very stable. The key driver of growth in the water business is investment in water infrastructure, which is financed through tariff increases approved by regulators.

Political environment

The political environment is a key factor for our business. One of the main issues on the political agenda in Brussels and Berlin last year was the regulation of the energy market. The centrepiece of debate was the European CO_2 trading system for 2008 to 2012, on which a final decision will be reached this year. In Germany, the details of incentive-based regulation* of national grids will play a very important role. This is another area where the stage will be set in 2007.


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From 2009 onwards, grid fees will no longer be determined on the basis of individual costs alone. Instead, the cost base of the most efficient grid operators will also be taken into account.

Details of incentive-based regulation for German electricity and gas grids. The details of incentive-based regulation, which will replace the calculation of grid fees on the basis of cost alone, are decisive to the development of earnings in our German grid business over the long term. On June 30, the German Federal Network Agency submitted its proposed model for future regulation to the German Federal Ministry of Economics. The ministry used this proposal as a basis to establish the first cornerstones of the required legal directive, which were published in November. The Federal Network Agency and the Ministry of Economics want to have costs reviewed on the basis of the current method in 2007 and new notices issued for 2008. From January 1, 2009, onwards, grid fees will no longer be calculated on the basis of individual costs alone. Instead, the cost base of grid operators classified as "efficient" by the German Federal Network Agency will also be taken into account. Based on current assumptions, the other grid operators will be required to raise efficiency to match that of these "benchmark" companies within two four-year regulatory periods. Therefore, the maximum profit allowable for grid operators will be limited continuously during the regulatory periods.

In our opinion, this model is not suitable for setting incentives geared towards improving efficiency. This is because the grid operators cannot achieve or exceed the standards, although this is clearly demanded by the German Energy Act. In addition, contrary to the assessment made by the Federal Network Agency, the model does not guarantee a sufficient degree of planning security for upcoming investments in grid infrastructure. Another problem is the planned different treatment of grid operators: Companies with fewer than 10,000 customers connected to the electricity or gas grid are to be allowed to decide whether they wish to be subject to incentive-based regulation. We explain our point of view at the political level and are working on measures that will enable us to react to the future requirements of incentive-based regulation.

Directive for connecting new German power plants to the grid. The Federal Ministry of Economics wants to issue a new grid access directive for power plants in 2007. The current draft envisions non-discriminatory access to grids for all power plants based on clear procedural steps. It further envisions giving new power plants preferred access over older ones in the event that transmission grid capacity becomes insufficient. We oppose discriminating against existing plants in this manner, because we believe it distorts competition.

The German Federal Network Agency's model for simplified grid access is expected to intensify competition on the German gas market significantly.

New model for simplified access to German gas grids. In November of last year, the German Federal Network Agency made further decisions enabling simplified use of Germany's gas grids. The "two-contract model" envisions simply a feed-in and a withdrawal contract for grid usage. Although transferring existing gas supply agreements to the new contract model will take a great effort over the short term, the new model will make gas grid access much simpler over the long term. Competition on the gas market is expected to intensify significantly as a result.

Amendment to the German law against restraint of competition. Germany's Federal Ministry of Economics believes there is need for action to monitor price abuse in the energy sector more strictly. Therefore, the ministry submitted a bill to supplement the German Act Against Restraint of Competition. The amendment envisions stricter monitoring of energy prices by the state, among other things. This would allow antitrust authorities to intervene in situations where a power utility charges higher prices than other utilities, even if the difference is not significant. Plans also involve the reversal of the burden of proof, especially for the energy industry. At present, it is up to the Federal Cartel Office to prove market abuse. In the future, it may be up to the energy utilities to prove the appropriateness of their prices. We are firmly opposed to these proposals. They go against the EU's requirement to allow prices in the European energy sector to be determined according to the principles of the free market. Ultimately, the proposals of the Federal Ministry of Economics could isolate the German market and jeopardize the much needed investment in power plants.

Statement of objections from the Federal Cartel Office. In December of 2006, RWE received a statement of objections from the German Federal Cartel Office. It has accused us of using improper methods to factor the cost of CO_2 into electricity prices for industrial customers in the 2005 calendar year. We firmly reject the Federal Cartel Office's opinion. Similarly to the Ministry of Economics, the Cartel Office is neglecting the fundamental principles of competitive price determination on the electricity market and disregarding the incentive mechanism of the emissions trading system needed to pursue a successful climate protection policy in Europe. The emissions trading system can only work if CO_2 certificate prices are reflected in commercial decisions regarding the use of power plants.

Emissions trading thus has an impact on electricity prices, and this is intended by policymakers. This is the only way to incentivize targeted climate protection measures by saving energy and making investments in low-emissions power plants. RWE will take legal recourse against possible injunctions from the Federal Cartel Office.

EU Commission publishes emissions balances for 2005. In the middle of May 2006, the EU Commission submitted the emissions balances of 21 of the 25 member states participating in the emissions trading scheme. According to the submission, CO_2 emissions in Europe in 2005 were significantly below the upper limit for certificates granted despite the unfavourable weather conditions and high gas prices. Provisional estimates by the EU Commission suggest there was a surplus of 44 million metric tons of certificates compared to 1,785 million metric tons of emissions in Europe. Only the UK, Ireland, Spain and Italy had notable deficits for 2005. Germany is the biggest emitter in Europe with a total of 474 million metric tons of emissions. Of the 21 million metric tons of certificates allocated in excess of actual emissions in Germany, 9 million metric tons were the result of efforts made by participating companies to protect the climate. The remaining 12 million metric tons are the result of special rules in the German Allocation Act, which led to a surplus of certificates in certain cases. However, the German government expects that the majority of these certificates may be withdrawn by the German Emissions Trading Agency retroactively.

EU Commission makes first decisions on the national allocation plans for 2008 to 2012. Germany submitted the first draft of its National Allocation Plan II (NAP II) for the second CO_2 emissions trading period from 2008 to 2012 to the European Commission for approval before the June 30, 2006 deadline. The UK government submitted its draft on August 21, 2006. On November 29, the European Commission published its decision on the drafts submitted by ten of the 27 EU member states participating in the emissions trading scheme in the future. The UK plan was accepted almost without amendment, but the EU Commission announced stricter framework conditions for Germany. This caused the German government to conduct a thorough review of its allocation plan, whose results are to be considered in a new allocation act by the middle of 2007.

The German government will reduce the total allocation of CO_2 emissions allowances to the German energy sector from 2008 onwards.

The EU Commission's decision concerning the draft German NAP demands, among other things, that the total allocation of CO_2 certificates be reduced to 453 million metric tons per year. Compared to the current allocation plan for the first trading period, this would result in a significant reduction of certificates allocated to the energy sector. In addition, the Commission has made it clear that it rejects any allocation guarantees that take effect in the period after 2012 for reasons of competition. Germany's government accepted the Commission's requirements. Furthermore, it now plans to introduce a benchmark system to allocate emissions allowances to new and existing plants from 2008 onwards. The system would use fuel-dependent standard values according to the best available technology. The plants' average capacity utilization from 2000 to 2005 would be used as a basis for defining the allocation for existing plants. Conversely, for new plants, the allocation would be made based on standard capacity utilization parameters. Plant operators may also meet their emissions targets with certificates acquired through climate protection projects outside Germany within the scope of Joint Implementation* (JI) and the Clean Development Mechanism* (CDM). The German government plans to limit the use of JI and CDM-sourced certificates to 20 % of a plant's allocation.


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In the UK, the conditions governing emissions allocations for the energy sector after 2008 will also be stricter.

The draft national allocation plan for the UK approved by the EU envisions a total annual allocation of 246.2 million metric tons of CO_2. This includes 9.5 million metric tons in allocations to facilities previously not involved in the emissions trading scheme. Without taking this into account, the total annual allocation is 236.7 million metric tons, compared with the 245.5 million metric tons in NAP I. The energy industry is expected to bear the full reduction in emissions. The government plans to auction 7 % of the certificates. The entire amount auctioned is to be taken from the energy industry's emissions budget. A cap of 8 % has been set for the use of certificates from JI and CDM projects.

The EU Commission is in favour of energy companies unbundling ownership of grid operations from other activities. We do not believe that this would help intensify competition.

European Union presents draft concepts for the future deregulation of energy markets and climate protection strategy. The European Commission sees a need for action in the field of energy policy in light of mounting oil and gas prices, increasing dependency on energy imports, and risks to the climate. Moreover, it wants to step up competition among utilities. Therefore, major elements of the strategy papers presented by the EU Commission on January 10, 2007 are the fight against climate change, the improvement of the security of supply, and the intensification of competition. The corresponding legal directives are to be adopted within three years. According to the Commission, one of the required steps is the unbundling of ownership of electricity and gas grids from the rest of an energy utility's activities. All in all, in addition to the policy statement, the EU "energy package" contains ten reports, communications and programmes. These include the report describing the progress required to create a single market for energy and the final report on the sector inquiry. Within the scope of the inquiry, the Commission has been investigating the competitive situation on Europe's electricity and gas markets since June 2005. The European Union will provide further details on its position at the Congress Spring Session of the Council of Europe in March 2007. Proposed legal directives will then be drafted taking into account the results of the Council's deliberations.

Acquisition of Saar Ferngas. In May 2006, we agreed with RAG AG to transfer ownership of its 77% stake in Saar Ferngas AG to RWE. The transaction is pending approval, including that of the Federal Cartel Office. Saar Ferngas is a regional natural gas distributor, located in Saarbrücken, Germany. Its customer base consists of utilities, industrial companies and power plant operators, primarily in Rhineland-Palatinate, Saarland and Bavaria. In the 2005 financial year, Saar Ferngas recorded gas sales amounting to 45 billion kilowatt hours.


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Entry into market for liquefied natural gas (LNG*). The liquefaction, shipment and regasification of gas is becoming increasingly important for the supply of gas in Europe. This is why we are working on entering this market. To this end, we acquired a stake in a project for the construction of a plant for the regasification of liquefied natural gas (LNG) in the port of Rotterdam, Netherlands. Agreement was reached between RWE and the Dutch project company Gate Terminal B.V. in June 2006 for RWE to acquire a 10% stake in the project company. Through the arrangement, we are entitled to an annual regasification throughput capacity of 3 billion m^3 of gas into the European network from this plant. The facility is scheduled for commissioning in 2010. RWE also holds a stake in an LNG project in Croatia.

At the end of November, we took another step en route to setting up our European LNG business. RWE signed a contract with US-based Excelerate Energy to market all the gas supplied by Excelerate to its Teesport terminal in Teesside (UK). Our partner has LNG tankers designed to carry out regasification on board. This eliminates the need to invest in large-scale plants on the mainland and allows the gas to be marketed more flexibly. The new terminal was commissioned in February 2007. It has a daily supply capacity of roughly 11 million m^3. This corresponds to about 3% of daily peak consumption in the UK.

The LNG business presents our own gas production activities with attractive options. RWE plans to market a substantial part of the gas it will produce in North Africa as liquefied gas in other regions. This will depend on our gaining access to liquefaction capacity. This is why we intend to obtain a stake in the expansion of one of the existing plants in Egypt.

The new RWE Gas Midstream company handles the commercial optimization of our non-regulated gas procurement, transport and storage activities.

New company to manage the Group's gas midstream activities. To strengthen our position on the gas market, we decided to combine our gas midstream activities and place them under a new company. RWE Gas Midstream GmbH began commercial operation effective January 1, 2007. The term "midstream" encompasses the wholesaling, transport and storage of gas. RWE Gas Midstream handles all the purchasing agreements with third parties as well as transport, transit and storage contracts for non-regulated activities. The new company will initially handle gas procurement for RWE Energy's supply operations and RWE Power's power plants as well as the commercial management of gas sales for RWE Dea, the LNG business, and the commercial optimization of the various sales activities, including gas wholesaling. We want to combine our midstream business with RWE Trading as soon as the further development of the Continental European gas trading market provides a sensible basis for this.

Czech gas supply secured over the long term. At the end of December 2006, we extended our gas purchasing agreement for the Czech Republic with Russian-based Gazprom until 2035. The contract covers a supply volume of 9 billion m^3 a year. Furthermore, we agreed with Gazprom to continue working together on Russian gas transit—also until 2035. Approximately one third of the gas supplied by Russia to Western Europe flows through our Czech gas grid.

Gas pipeline from the Czech Republic to Belgium planned. In February 2007, we announced our plan to build a gas pipeline from the Czech Republic to Belgium. The gas pipeline is to begin in Sayda at the Czech border, go through Werne, Germany, and be connected to the Belgian system in greater Aachen. This would create a direct connection between RWE Energy's Czech and German gas transmission grids. In addition, the pipeline would establish optimal conditions for purchasing additional quantities of gas from Russia, the Middle and Far East and perhaps Egypt as well. Gas could be transported from various sources to Germany, the UK and the Benelux countries. Investment in this project would be an estimated €1 billion. The new pipeline could be in operation by autumn 2011 and is projected to transport 5 billion m^3 of gas per year, based on the current state of planning. Third parties are to be given non-discriminatory access to the pipeline. They can already file requests this year to use the pipeline and secure capacity. With this approach, RWE Energy will be able to adapt transport capacity to customer needs during the planning process. However, the construction of this pipeline is conditional on it being at least partially exempt from grid regulation. This is possible if the pipeline helps improve security of supply or competition. However, the exemption from regulation is above all to the benefit of third parties, who want to use the transport capacity over the long term.

We are planning a number of large-scale projects to modernize and expand our power plant portfolio. We will thus make an important contribution to climate protection and security of supply.

Strong investment in power plant business. In light of mounting demands concerning climate protection and the declining availability of spare generation capacity, we plan to invest heavily in modernizing and expanding our European power plant portfolio. Since the end of 2005, we have announced a number of projects which would result in a significant increase in investment in power generation in the next five years. They would complement projects which have already been initiated—especially the construction of a lignite-fired power plant, which got underway at the beginning of 2006 in Neurath in the vicinity of Cologne, Germany. However, the realization of some of these projects is still subject to certain conditions. Most importantly, the political framework must not jeopardize their economic feasibility.

The following is a list of the projects:

- At our location in Hamm, Germany, we intend to construct a hard coal-fired twin unit with a total net installed capacity of 1,530 MW. We have set aside an investment budget of €2.0 billion for this. Commercial commissioning is scheduled for 2012.

- We are currently considering building another hard coal-fired twin unit in Germany. The envisioned site for this 1,530 MW plant is Ensdorf, Saarland. According to the present budget, this project would require an investment of €2.0 billion. The power plant could come onstream in 2012 at the earliest.

- At our site in Lingen, Germany, we intend to build an 875 MW combined-cycle gas turbine power plant and a pipeline that enables flexible gas procurement. Capital expenditure will total about €500 million. Required approvals have been obtained. Construction is to commence in April 2007, and commissioning is scheduled for 2009.

- In the Netherlands, we are planning the construction of a hard coal-fired twin unit at the coastal site in Eemshaven. The plant is to have an installed capacity of 1,560 MW and enable the co-combustion of biomass. It could go online in 2012. Associated capital expenditure would amount to some €2.2 billion.

- In the UK, RWE npower plans to invest more than €1.3 billion to increase its generation capacity by nearly one-fourth. €1.2 billion has been earmarked for the construction of a combined-cycle gas turbine power plant, which is scheduled to start this year. We are currently looking into two possible locations: Staythorpe in the vicinity of Newark (Nottinghamshire) and Pembroke in the west of Wales. The power plant, rated at a maximum of 2,000 MW, is to begin operation in 2009. In addition, our UK subsidiary is investing approximately €150 million in three new wind farms with a combined installed capacity of 100 MW. They are to come onstream in 2008.

We want to build the world's first nearly CO_2-free large-scale coal-fired power plant.

Large-scale entry into nearly CO_2-free electricity generation. By building a coal-fired power plant with almost no CO_2 emissions, we intend to take an innovative approach to producing power in an environmentally friendly manner. RWE Power plans to build the world's first large-scale coal-fired power plant with integrated coal gasification and CO_2 separation. One aspect of this project is the secure underground storage of carbon dioxide. The plant is designed to handle a capacity of roughly 450 MW and is scheduled to come onstream in 2014, given optimal planning and implementation procedures. We estimate the investment for the entire project at roughly €1 billion, including transport and storage of the CO_2. Our UK energy company RWE npower is also exploring the use of CO_2-free coal power plant technology. It is conducting a feasibility study on the possibility of separating carbon dioxide from flue gas in the 1,000 MW hard coal-fired power plant in Tilbury.

RWE involves German municipalities in planned large-scale power plant. Within the scope of the planned construction of new power plants, we offered our municipal customers an opportunity to acquire stakes in a hard coal power station in Germany. In December, RWE Power and 25 municipal utilities signed a letter of intent to this effect. The 25 municipal utilities are to have 350 MW in capacity at their disposal. Construction supervision and plant operations will be handled by RWE.

Lifetime extension for Biblis A nuclear power plant applied for. In September 2006, RWE Power filed a request for an extension of the service life of Block A of the Biblis nuclear power station with the German government. Our power plant subsidiary intends to transfer 30 terawatt hours (TWh) to the facility in Biblis from the electricity allowance of RWE's Mülheim-Kärlich nuclear power plant, which is being dismantled. This is possible under the German Nuclear Energy Act, but requires approval from the Federal Environment and Economics Ministries as well as from the Chancellor's Office. The consensus on nuclear power between the German government and the country's energy utilities led to the shutdown of our Mülheim-Kärlich nuclear power plant. In compensation, RWE received an electricity production allowance of about 107 TWh that is to be transferred to other nuclear power stations.

RWE Energy launches nationwide internet sales operations in Germany. In December 2006, we took an important step towards expanding our electricity supply business. RWE Energy reached an agreement with Stadtwerke Mainz to fully acquire eprimo GmbH. The acquisition is subject to approval from the German Cartel Office. eprimo is currently owned by Überlandwerk Groß-Gerau GmbH, in which Stadtwerke Mainz and RWE Energy each have a 50% stake. eprimo has an innovative, web-based business model. The company presently supplies over 130,000 private and corporate customers with electricity. In fiscal 2006, it generated €112 million in annual revenue. We plan to expand our activities to create added value with this distribution channel and thus bring attractive products to new regions. Before year-end, we want to start marketing gas through eprimo as well.

German Federal Network Agency approves grid fees for the first time. According to the German Energy Act, electricity and gas grid operators must receive approval for their grid fees from the German Federal Network Agency or state regulators. In November 2005, we submitted applications to the Federal Network Agency to obtain approval for our electricity and gas grid fees. The approval procedures are proving to be very lengthy. By the end of 2006, most electricity and gas grid operators had not yet received approval for their grid fees. In contrast, a decision has already largely been reached on the grid fees of our electricity transmission system operator and our regional companies (electricity and gas).

The electricity grid fees for which RWE Transportnetz Strom sought approval were reduced by 9%. Cuts implemented at our electricity distribution grid operators amounted to between 10% and 14%. The notices are valid until December 31, 2007. As a result of electricity grid regulation, our revenue was reduced by €165 million compared with 2005. Since the notices only became effective in the second half of the year, they did not take full effect. We expect grid regulation to negatively impact revenue from the electricity grid business for 2007 to the tune of €600 million compared with the revenue generated before grid regulation.

At the end of 2006, notices were issued for gas grid fees applied for by our distribution network operators Mitgas, RWE Westfalen-Weser-Ems and Süwag. At the beginning of 2007, the German Federal Network Agency definitively informed us of the costs it would recognize for RWE Rhein-Ruhr's gas distribution grid. These notices remain in effect until March 31, 2008. The regulator has cut the gas grid fees for which we requested approval by 19% on average. The negative effect on revenue for 2006 was €15 million. In fiscal 2007, the adverse effects will amount to €100 million.

In 2007, grid regulation will have a negative effect on revenue from electricity and gas grid fees of around €700 million.

We expect the negative effect on revenue from electricity and gas grid fees to total €700 million, compared with the level of grid fee revenue before regulation. These reductions represent a substantial intervention in our grid business. In determining allowable fees, the Federal Network Agency interpreted some calculation factors to the disadvantage of the grid operators. We intend to partially compensate for the negative impact of the application of the German Energy Act by taking measures to reduce costs and improve efficiency within RWE Energy.

Changes in the Executive Board of RWE AG. In December 2006, the Supervisory Board of RWE AG appointed Dr. Rolf Pohlig (53) to the Executive Board as of January 1, 2007. Rolf Pohlig will succeed Dr. Klaus Sturany (60) as Chief Financial Officer effective May 1, 2007. Rolf Pohlig's most recent position was that of Executive Vice-President of E.ON AG, mainly responsible for mergers and acquisitions. Klaus Sturany will retire on April 30, 2007. Furthermore, the Supervisory Board decided that Dr. Ulrich Jobs (53) be appointed to the Executive Board of RWE AG as of April 1, 2007. Ulrich Jobs will succeed Jan Zilius (60) as Executive Vice-President of RWE AG and Chief Executive Officer of RWE Power AG effective May 1, 2007. Ulrich Jobs is currently the CEO of RWE Transgas. Jan Zilius will retire on April 30, 2007.

Energy for the future: 2012

Innovation through investments:
By 2012, RWE intends to invest up to 25 billion euros in power plants, in grids, and in research and development.

The RWE Group has placed on its agenda for the coming years the most extensive investment and innovation programme in its corporate history. With this programme, we will strengthen our pioneering role in the German and European energy sectors—and safeguard thousands of jobs. To this end, RWE is counting on reliable political and societal conditions, above all in Germany. After all, only if the fundamentals are right can we plan and build power plants or modernize and expand grids designed to ensure the secure supply of energy until the middle of the century and beyond.


Read more about this in the RWE Special on pages 126 to 129.

INVESTMENTS:

€25,000,000,000

Notes on reporting

Our reporting for 2006 was impacted by several non-operational one-off effects. Among other things, this resulted in the following changes:

- We now refer to the old "RWE Thames Water" Division as the "Water Division." Having completed the most recent divestments and implemented the reclassification of RWE Aqua (see below) in 2006, this division only includes the activities of American Water. UK-based Thames Water was sold effective December 1, 2006. In the year under review, we also sold our water operations in Chile, the United Arab Emirates, Spain and China. In compliance with International Financial Reporting Standards (IFRS), we report Thames Water and the other divested water companies, including the result from the deconsolidations, in the consolidated income statement under "discontinued operations." Therefore, figures for these companies are no longer included in revenue, EBITDA*, the operating result, the non-operating result, the financial result, or taxes on income. Prior-year figures have been adjusted accordingly. However, in compliance with IFRS, the divested water companies are still recognized in the cash flow statement and capital expenditure.


215

- Effective January 1, 2006, we transferred activities from other divisions to RWE Energy. These are RWE Aqua (from the Water Division), which holds our minority stake in Berliner Wasserbetriebe, and Harpen's distributed energy supply business (from RWE Power).

- According to IAS 32, a contract that contains an obligation for the RWE Group to purchase its own equity instruments gives rise to a financial liability. This rule also applies to forward purchases of minority interests and put options, which were granted to minority shareholders of RWE Energy in the past. These minority interests were reclassified from equity to liabilities this fiscal year, in order to state the potential purchase price obligations. In addition, goodwill was capitalized in the amount of the difference between the present value of the liabilities and the carrying amount of the minority interests. This new accounting policy reduces the RWE Group's financial result as well as the minority interest; net income remains unchanged. Prior-year figures have been restated. Detailed explanations on this issue can be found in the notes.*


159

Business performance

Power plant capacity by primary energy source as of 12/31/2006 in MW	RWE Power[1]		RWE npower	RWE Group[2]	
	Total	Germany		Total	Germany
Hard coal	9,471	9,471	4,415	13,986	9,571
Lignite	10,712	10,015	-	10,729	10,015
Nuclear	6,308	6,308	-	6,308	6,308
Gas	3,706	3,706	2,931	6,892	3,960
Hydro, oil, other	3,067	2,872	2,026[3]	5,519	3,298
Total	**33,264**	**32,372**	**9,372**	**43,434**	**33,152**

1 Figures for RWE Power also include capacities of power stations not owned by RWE that we can deploy at our discretion on the basis of long-term agreements, totalling 6,483 MW (hard coal), and 2,261 MW (hydro, oil, other) at the end of 2006.
2 Including RWE Energy's capacity in Germany.
3 This does not take into account the fact that RWE npower has a 33% share in a joint venture that had 392 MW of installed wind power capacity at the end of the year under review.

Compared with 2005, we generated more electricity from hard coal and less from gas.

Power generation slightly higher than previous year despite unplanned outages. In the fiscal year that just ended, the RWE Group produced 223.7 billion kWh of electricity. This corresponds to a 2% increase compared with 2005. In-house generation and procured volumes total 329.8 billion kWh in output.

RWE Power generated 184.0 billion kWh of electricity, accounting for 82% of the RWE Group's total output. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power produced roughly the same amount of electricity as in 2005. We stepped up the use of hard coal power plants significantly to take advantage of favourable market conditions. We also increased output from nuclear power stations. In 2005, we had taken Block B of the Biblis nuclear power plant offline for several months for inspection. Biblis had limited availability in 2006 as well. During an inspection of Block A in October 2006, we discovered that the installation of screw anchors for plant components was faulty. A detailed check revealed that Biblis B was also affected. We thus took this block offline as well. Work on remedying these faults will probably take until summer 2007. We replaced the production shortfall with purchases made on the wholesale market. In line with the nuclear consensus reached with the German government, the existing generation allowance for Biblis will not be affected by the outage. It may be used at a later point in time. We decreased the use of our gas-fired power stations due to low margins. This was because of the high price of power plant gas. We also generated less electricity from lignite, in part due to planned maintenance outages. Furthermore, unplanned outages occurred primarily due to a fire at our site in Niederaussem, Germany.

As of December 31, 2006, RWE Power had 33,264 MW of generation capacity at its disposal. This was slightly less than in the previous year, in part due to the closure of a lignite unit in Frimmersdorf, Germany. Lignite is the major source of energy used by RWE Power, accounting for 32% of installed capacity, followed by hard coal at 28%, nuclear at 19% and gas at 11%. Renewables account for about 3% of generation capacity.

In the year under review, RWE npower generated 36.5 billion kWh of electricity—up 9% year on year. The company increased generation from hard coal in order to capitalize on favourable market conditions, despite the fact that the hard coal blocks in Aberthaw and Tilbury were taken offline for certain periods due to transformer damage. RWE npower's oil-fired power plants also saw increased utilization compared with 2005, due to improved margins. We produced slightly less electricity from gas, because gas prices were high. This was despite the fact that the 420 MW gas-fired power station in Great Yarmouth, which we purchased in November 2005, was available to us for the entire year for the first time. In addition, there were unplanned outages at the sites in Didcot and Little Barford.

At the end of 2006 RWE npower had a total of 9,372 MW of power plant capacity. Hard coal accounts for 47%, with gas, oil and renewables representing shares of 31%, 21% and 1%, respectively. This does not include 392 MW of installed wind capacity in plants in which RWE npower holds a 33% stake through a joint venture.

RWE Energy made a small contribution of 3.2 billion kWh to total power produced. This output is largely attributable to German regional companies.

Electricity production by primary energy source Billion kWh	RWE Power[1]		RWE npower		RWE Group[2]	
	2006	2005	2006	2005	2006	2005
In-house generation	184.0	183.2	36.5	33.4	223.7	219.5
Lignite	72.9	76.0	–	–	72.9	76.0
Hard coal	50.1	45.4	20.8	17.8	71.6	64.0
Nuclear	47.3	45.1	–	–	47.3	45.1
Gas	8.7	11.3	14.4	14.8	24.3	27.3
Hydro, oil, other	5.0	5.4	1.3	0.8	7.6	7.1
Electricity purchased from third parties	–	–	23.5[3]	25.6[3]	106.1	98.3
Total	**184.0**	**183.2**	**60.0**	**59.0**	**329.8**	**317.8**

1 Figures for RWE Power include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In 2006, they break down into 31.1 billion kWh (hard coal) and 2.5 billion kWh (hydro, oil, other).

2 Including generation and electricity purchases of RWE Energy's regional companies.

3 Electricity purchased by RWE npower largely via RWE Trading.

Emissions balance and purchase of CO_2 certificates for electricity generation. In fiscal 2006, RWE's power plants emitted 149 million metric tons of CO_2, compared with 150 million metric tons in 2005. We were allocated certificates for 141 million metric tons, compared with 142 million metric tons in 2005. This resulted in a shortage for 2006 of 8 million metric tons of CO_2, for which we had to purchase certificates on the market.


* 217

Gas production rises by 27%, oil production drops. RWE Dea, the upstream* company subsumed under the RWE Power Division, produced 2,977 million m^3 of gas. This figure was 27% up year on year. One contributing factor was that we commenced production in gas fields in the UK North Sea in autumn 2005 and 2006. We increased our German production as well: At the beginning of 2006, we sold significant amounts of gas on the spot market, in addition to the quantities covered by long-term agreements, in order to meet a weather-related increase in demand. Our German production in the summer was up year on year as well. Conversely, oil production was down 18% to 3,805,000 m^3. This was mainly because shares in oil production from the Snorre oilfield in Norway held by the consortium partners were redetermined in accordance with the contract. As a result, the amounts allocated to us were reduced. The sale of our oil production activities in Kazakhstan also contributed to the decline in oil production. Furthermore, production was naturally reduced as existing reserves were depleted.

External electricity sales volume by customer segment Billion kWh	RWE Power[1]		RWE Energy		RWE npower		RWE Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Private and commercial customers	0.4	0.5	38.2	39.0	22.3	22.3	61.1	61.9
Industrial and corporate customers	2.3	7.8	58.5	59.9	34.1	32.6	94.9	100.3
Distributors	13.7	14.0	62.0	51.7	-	0.4	75.7	66.1
Electricity trading	80.4	70.8	-	-	-	-	80.4	70.8
Total	**96.8**	**93.1**	**158.7**	**150.6**	**56.4**	**55.3**	**312.1**	**299.1**

1 Including RWE Trading.

RWE Energy and RWE npower sold more electricity year on year, despite the extremely mild weather in the fourth quarter.

Electricity sales up 4%. In fiscal 2006, RWE's external electricity sales totalled 312.1 billion kWh. They are typically lower than the amount of power generated. This is due to grid losses as well as our in-house consumption by lignite production and pumped storage power plants. Electricity sales volumes were up 4% on 2005. All of the divisions active in the energy business increased sales compared to the previous year.

External power sales generated by the RWE Power Division amounted to 96.8 billion kWh. This does not include sales from trading with purchased electricity. Compared with 2005, this division recorded an increase of 4%, on the back of nearly unchanged generation volumes. This is mainly because RWE Trading sold more electricity on the wholesale market and less within the group than in the previous year.


216

RWE Energy sold 158.7 billion kWh of electricity. This was 5% more than in 2005. Most significantly, there was a rise in sales compliant with the laws for the promotion of renewables-based energy (Renewable Energy Act—REA) and combined heat and power* generation (CHP Act) that is fed into our grid. This explains the marked increase in sales to distributors. Sales to the other customer segments declined marginally. This was partially due to the mild temperatures at the end of 2006. We were unable to extend all of the contracts that expired in Germany. Some customers, whose consumption we used to cover completely, now purchase some of the electricity they use from other utilities. However, we acquired some new key accounts. Electricity sales volumes at our supply companies outside Germany showed a generally stable development. We sold less electricity in Hungary as users switched providers as a result of deregulation. This was contrasted by increases in sales volumes in the fast-growing Polish market.

At the end of 2006 RWE Energy and its subsidiaries served 15.8 million electricity customers—slightly more than in the prior year. The increase is largely due to the acquisition of customers in Poland and the Netherlands. In Germany, our main market, 11.9 million customers currently buy electricity from us. In Hungary, we supply electricity to 2.1 million customers, with 0.8 million and 0.6 million served in Poland and Slovakia respectively.

In the fiscal year being reviewed, RWE npower sold 56.4 billion kWh of electricity. This was 2% more than in the previous year. The increase was exclusively driven by business with industrial and corporate customers. Demand per customer increased substantially in these segments. In the private household and small commercial customer segments, RWE npower roughly maintained its level of sales from the previous year. Sales growth resulting from customer acquisition was offset by weather and price-induced declines in consumption.

At the end of 2006, 4.1 million household customers obtained electricity from RWE npower, compared with 3.9 million a year earlier. This represents a 16% share of the market. The number of industrial, corporate and small commercial customers declined by 40,000 to 348,000.

Electricity sales volume of the RWE Group by region in 2006 (2005) in %


Others 2.7 (2.4)
Hungary 5.1 (5.6)
UK 18.1 (18.5)
74.1 (73.5) Germany

External gas sales volume by customer segment Billion kWh	RWE Power[1]		RWE Energy		RWE npower		RWE Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Private and commercial customers	-	-	70.5	73.5	41.4	39.7	111.9	113.2
Industrial and corporate customers	3.5	3.3	110.4	104.7	8.7	8.0	122.6	116.0
Distributors	21.5	17.0	104.9	110.6	-	-	126.4	127.6
Total	**25.0**	**20.3**	**285.8**	**288.8**	**50.1**	**47.7**	**360.9**	**356.8**

1 Including RWE Trading.

Gas sales were marginally up on 2005, in part because RWE npower grew its customer base significantly.

Gas sales volume improved slightly. RWE sold 360.9 billion kWh of gas in the year being reviewed—marginally more than in the previous year. One of the contributing factors was the successful acquisition of customers in the UK.

Gas sales generated by RWE Power largely correspond to the quantities RWE Dea produces and sells to distributors and end customers. These sales are supplemented by small volumes achieved by RWE Trading, which are procured from Czech-based RWE Transgas and RWE Dea and sold on the wholesale market. Gas sales generated by this division totalled 25.0 billion kWh. They were thus 23% up on the prior year. This reflects RWE Dea's increased production.

Gas sales achieved by RWE Energy amounted to 285.8 billion kWh, falling just shy of the prior year's figure. One reason for this was the weather-induced drop in demand in the fourth quarter. Furthermore, the rise in prices caused customers to be more careful in their use of gas. A positive impact was felt from the fact that the division supplied gas to a combined cycle gas turbine power plant in Antwerp, Belgium, which had been commissioned in August 2005, for a full year for the first time.

At present, RWE Energy and its subsidiaries provide 7.7 million customers with gas—roughly 0.6 million fewer than in 2005. This was because we sold shares in gas utilities in the Czech Republic and Hungary as part of an asset swap. Germany and the Czech Republic are our main markets, with 3.1 million and 2.3 million customers, respectively.

RWE npower sold 50.1 billion kWh of gas, exceeding the previous year's figure by 5% despite the negative effect of the weather. We benefited from the fact that we were able to increase our customer base in the private household segment even further.

In total, 2.5 million household customers obtained their gas supplies from RWE npower at the end of the year under review. This represents an increase of 0.4 million customers over the previous year. RWE npower thus has an 11% share of the market. Approximately 2.1 million UK household customers purchase both electricity and gas from us. This corresponds to a rise of 0.5 million compared with 2005. We believe this can be traced back to our successful brand and marketing strategy and improved levels of customer service.

Gas sales volume of the RWE Group by region in 2006 (2005) in %


Others 6.8 (6.5)
UK 15.5 (13.7)
Czech Republic 26.7 (28.1)
51.0 (51.7) Germany

Revenue up 12% year on year. In fiscal 2006, the RWE Group generated €44.3 billion in external revenue. This was 12% more than in the previous year. In the forecast we published in February 2006, we expected revenue to be in the order of the prior year. This forecast was significantly exceeded on the strength of a price-driven gain in revenue from RWE Energy's electricity and gas businesses. As explained earlier, the revenues of Thames Water are no longer included in Group revenue for 2005 or 2006.

External revenue € million	2006	2005	+/- in %
RWE Power	6,574	6,832	-3.8
Power Generation[1]	4,855	5,254	-7.6
RWE Dea	1,719	1,578	8.9
RWE Energy	27,398	24,318	12.7
German regions	16,309	14,838	9.9
International regions	4,869	4,077	19.4
Electricity & Gas Transmission	5,196	3,502	48.4
RWE Solutions	821	1,707	-51.9
Other, consolidation	203	194	4.6
RWE npower	8,485	6,382	33.0
Water Division	1,702	1,878[2]	-9.4
Other	97	77	26.0
RWE Group	**44,256**	**39,487[2]**	**12.1**
of which:			
Electricity revenue	25,771	22,238	15.9
Direct electricity tax	971	971	-
Gas revenue	12,055	9,385	28.4

1 Including RWE Trading.
2 Figures restated. Thames Water and the other water activities sold in 2006 are not included.

RWE Group revenue by region in 2006 (2005[1]) in %


North America **4.0** (5.7)
Rest of Europe **14.7** (18.4)
UK **20.3** (16.4)
0.9 (1.2) Other
60.1 (58.3) Germany

1 Figures restated; see commentary on page 44.

Net of non-operating one-off effects, Group revenue was up 16%.

Higher prices for electricity, gas and water as well as slight improvements in sales were the main reason for the rise in Group revenue. Growth was marginally weakened by deconsolidations—especially the sale of the Dutch coal trading company SSM Coal in December 2005 (-€779 million) and the divestment of RWE Solutions in August 2006 (-€612 million). Changes in the US dollar and pound Sterling-to-euro exchange rate did not have a significant effect. The average dollar-to-euro exchange rate was US$1.26/€. US currency lost some of its value compared to 2005 (US$1.24/€). Sterling was unchanged from the previous year. The exchange rate was £0.68/€. In organic terms, i.e. net of all aforementioned one-off effects and currency exchange rate fluctuations, external revenue grew by 16%.

The following is an overview of the development of revenue by division.

External revenue posted by RWE Power decreased by 4% to €6,574 million. This was caused by the Power Generation Business Unit (including RWE Trading), which recorded a decline of 8%. The single-largest effect was from the sale of SSM Coal. In addition, we transferred Harpen's distributed energy supply business to RWE Energy (-€162 million). Net of these one-off effects, revenue achieved by our Power Generation Business Unit was up 13%. The basis for this was the development of prices on the wholesale market. Revenue recorded by RWE Dea rose 9% year on year, primarily due to the increase in oil and gas prices and higher gas production. The decrease in oil production had a counteracting effect.

External revenue generated by RWE Energy rose 13% to €27.4 billion. The division's electricity revenue increased by 12% to €15.8 billion. This was largely because of higher procurement costs that we passed through to our customers. Our German regional companies lifted general tariffs for households and small commercial enterprises as of January 1, 2006.

However, the price increases approved by the federal states were usually far lower than those that had been applied for. Süwag Energie AG was not granted approval to raise tariffs for 2006. Our gas activities made an even larger contribution to the rise in revenue than the electricity business. Gas revenue generated by RWE Energy was up 24 % to €9.7 billion, despite the marginal reduction in sales volume. The main driver was the high price of oil, to which both our procurement costs and the price of gas we charge customers are linked.

RWE npower grew external revenue by 33 % to €8,485 million. Electricity revenue rose from €4,820 million to €6,174 million, and gas revenue increased from €1,221 million to €1,777 million. Our UK energy company lifted electricity and gas tariffs as of January 1, April 1, and October 1, 2006 to reflect rising procurement costs. We sold more gas as a result of acquiring new customers.


44

External revenue generated by the Water Division amounted to €1,702 million. This division now only includes the activities of American Water, because of the reclassifications* mentioned earlier. However, the previous year's figure still includes RWE Aqua (which was reclassified to RWE Energy as of January 1, 2006) among other activities. This and other one-off effects caused revenue to drop by 9 %. Net of one-off effects, revenue was marginally higher. This was predominantly due to tariff increases approved by regulators.

EBITDA € million	2006	2005	+/- in %
RWE Power	3,372	2,800	20.4
Power Generation[1]	2,574	2,158	19.3
RWE Dea	798	642	24.3
RWE Energy	3,177	3,142	1.1
German regions	1,856	1,954	-5.0
International regions	495	476	4.0
Electricity & Gas Transmission	952	621	53.3
RWE Solutions	-23	132	-117.4
Other, consolidation	-103	-41	-151.2
RWE npower	658	561	17.3
Water Division	689	816[2]	-15.6
Other, consolidation	-35	-224	84.4
RWE Group	**7,861**	**7,095[2]**	**10.8**

1 Including RWE Trading.
2 Figures restated. Thames Water and the other water activities sold in 2006 are not included.

Reconciliation of income from operating activities to EBITDA €million	2006	2005[1]	+/- in %
Income from operating activities	4,902	4,001	22.5
+ Income from investments	790	736	7.3
- Non-operating result	414	634	-34.7
Operating result	6,106	5,371	13.7
- Operating income from investments	-386	-447	13.6
+ Operating depreciation and write-downs	2,141	2,171	-1.4
EBITDA	**7,861**	**7,095**	**10.8**

1 Figures restated. Thames Water and the other water activities sold in 2006 are not included.

Our operating result was 14% higher year on year. Excluding one-off effects, it rose by 17%.

Operating result and EBITDA clearly improved over previous year. In the year under review, the power generation business was the main driver for further improvement in the Group's earnings. EBITDA climbed 11% to €7,861 million. The operating result rose 14% to €6,106 million. We were thus slightly above the originally forecasted range. RWE npower clearly exceeded our expectations. Currency effects only had a slight impact on the development of earnings. Net of all one-off effects—above all those from the sale of RWE Solutions—EBITDA was up 14%. On this basis, the operating result improved by 17%.

Operating result €million	2006	2005	+/- in %
RWE Power	2,744	2,112	29.9
Power Generation[1]	2,132	1,667	27.9
RWE Dea	612	445	37.5
RWE Energy	2,506	2,507	0.0
German regions	1,427	1,609	-11.3
International regions	403	381	5.8
Electricity & Gas Transmission	761	452	68.4
RWE Solutions	-27	113	-123.9
Other, consolidation	-58	-48	-20.8
RWE npower	512	437	17.2
Water Division	425	586[2]	-27.5
Other, consolidation	-81	-271	70.1
RWE Group	**6,106**	**5,371[2]**	**13.7**

1 Including RWE Trading.
2 Figures restated. Thames Water and the other water activities sold in 2006 are not included.

The following is an overview of our operating result by division:

RWE Power's operating result was substantially higher than in 2005, due to the development of electricity, oil and gas prices.

In 2006, RWE Power posted an operating result of €2,744 million. The division thus surpassed the year-earlier figure by 30%. The following is a breakdown of the operating result by business unit:



- Power Generation (including RWE Trading): The operating result recorded by this business unit rose by 28%. This was primarily due to improved margins owing to the development of electricity prices on the wholesale market. However, there were some adverse effects. In the fourth quarter, unplanned outages of both the blocks in the Biblis* nuclear power plant led to a substantial production shortfall. Consequently, our operating result was reduced by some €280 million. Furthermore, we experienced a rise in procurement costs: Higher fuel prices added €70 million to costs compared with the previous year. The cost of purchases of CO_2 emissions certificates doubled to approximately €80 million. This includes the cost of certificates for power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. Costs for staff and power plant maintenance were also up. RWE Trading essentially matched the good operating result achieved in 2005.

- RWE Dea: The continuing price boom on the oil and gas markets led to a clear improvement in the operating result recorded by our upstream activities. Furthermore, RWE Dea benefited from higher gas production. However, this was contrasted by negative effects, above all from the fall in oil production and the increase in production royalties and exploration costs.

RWE Energy matched the previous year's operating result, despite the negative impact of German grid regulation. Improved margins in the Czech gas business were a contributing factor.

RWE Energy generated an operating result of €2,506 million, closing the fiscal year on a par with the previous one, despite burdens arising from German grid regulation. Contributing factors were the inclusion of RWE Aqua and of Harpen's distributed energy supply business. The deconsolidation of RWE Solutions had a counteracting effect. Net of all non-operating effects, the operating result posted a 4% gain. Cost reductions were a contributing factor. Furthermore, margins improved in the Czech gas business. Tariff cuts implemented by the German Federal Network Agency over the course of the second half of the year led to a burden of €180 million compared with 2005. The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's regional companies recorded an operating result that was 11% lower than in the previous year. This mirrored the aforementioned tariff reductions in the distribution grid business imposed by the regulator. We partially compensated for these effects by cutting costs and improving efficiency.

- International regions: The operating result of our Continental European supply business outside Germany improved by 6%. The marked gain is partially due to the Czech regional distributors, for which the Czech regulator approved higher tariffs.

- Electricity & Gas Transmission: This business unit oversees our German extra-high-voltage power grid, our German gas transmission grid, and Czech-based RWE Transgas' gas transmission and gas trading operations. This unit also includes two new companies: RWE Key Account GmbH, to which we transferred RWE Solutions' key account business effective April 1, 2005, and RWE Key Account Contracting GmbH, including Harpen's former distributed energy supply business. The operating result stated for "Electricity & Gas Transmission" was up 68%, in part due to one-off effects. The Czech regulator approved higher margins for RWE Transgas in its business with regional distributors. This offset costs incurred in the previous year, which had not yet been reflected in 2005 prices. However, our German electricity transmission grid business faced reductions in grid fees required by the regulator.

- RWE Solutions' companies, which have now been sold, closed the fiscal year with an operating loss of €27 million. We deconsolidated them in the third quarter of 2006.

RWE npower significantly improved its operating result in the power generation business.

The operating result earned by RWE npower rose 17% to €512 million, exceeding the forecast we made in February 2006. We had expected it to stabilize at the level achieved in the previous year. The significantly improved development is attributable to the power generation business, which closed the financial year markedly up on the previous one. We benefited from higher wholesale prices. In addition, we generated much higher income from the short-term management of our purchase and sales positions. However, burdens arose from unplanned power plant outages. The cost of purchasing CO_2 emissions certificates was about €170 million, versus approximately €130 million a year earlier. Margins came under higher pressure in the energy supply business. This is due to the rise in electricity and gas purchase prices, which were passed through to end customers either only in part, or with a delay.

American Water saw a rise in costs, which it was not yet able to pass through to customers.

The operating result recorded by the Water Division amounted to €425 million. This was exclusively attributable to American Water. The comparison with the previous year is skewed by non-operating one-off effects—mainly due to the transfer of RWE Aqua to RWE Energy. Net of currency effects, the operating result achieved by American Water declined by 12%, despite the increase in tariffs. This is due to the increase in the cost of energy and materials as well as the additional expense incurred for continued service improvements. Furthermore, depreciation rose in line with American Water's investing activity. These charges will be passed on to customers as American Water is seeking recovery through rate cases.

Key figures for value management[1] **in fiscal 2006**	Operating result €million	Capital employed €million	ROCE %	Capital costs before taxes %	Relative value added %	Absolute value added in 2006 €million	Absolute value added 2005 €million
RWE Power[2]	2,744[3]	6,976	39.5	10.5	29.0	2,023	1,328
RWE Energy	2,506	13,994	17.9	9.0	8.9	1,246	1,431[4]
RWE npower	512	6,969	7.3	10.0	-2.7	-185	-227
Water Division	425	7,607	5.6	7.5	-1.9	-145	-116[5]
Other, consoldiation	-81	-2,782	–	–	–	230	35[5]
RWE Group	**6,106**[3]	**32,764**	**18.7**	**9.0**	**9.7**	**3,169**	**2,451**[5]

1 See commentary on the RWE Group's value management on pages 205 and 206.
2 Including RWE Dea and RWE Trading.
3 To determine ROCE and value added, one must add €12 million in interest income from lease accounts receivable.
4 Figure restated on the basis of the new rate of capital costs of 9%.
5 Figure restated. Thames Water and the other water activities sold in 2006 are not included.

At 18.7%, our return on capital employed was more than double our capital costs.

ROCE target for 2006 exceeded. We increased the value of the company considerably in 2006 again. The measure is the return on capital employed (ROCE). In the year being reviewed, ROCE was 18.7%, clearly surpassing the Group's capital costs of 9.0% before tax. This was primarily driven by the positive earnings development. In addition, due to the significant inventory of depreciated plants, we have a relatively low level of capital employed. We have clearly exceeded our ROCE target for 2006 of at least 14.0%.

Our strong organic performance is reflected above all in the development of absolute value added, the central control parameter for all our Group activities. The higher the value added, the more attractive the activity is to our portfolio. It is a key criterion for the assessment of investments and the benchmark for bonuses paid to our executives. Value added is derived by multiplying the difference between ROCE and capital costs by capital employed. As with the procedure applied to the operating result, figures for Thames Water have been deducted from capital employed in 2005 and 2006. Value added by the RWE Group amounted to €3,169 million for the 2006 financial year. This was €718 million, or 29%, more than in 2005.

The following is an overview of the development of value added by division.

- Value added by RWE Power totalled €2,023 million, representing the largest contribution within the Group. This was an increase of €695 million year on year, and was due to the improved earnings of our German power generation operations and of RWE Dea's upstream activities.

- RWE Energy made a value contribution of €1,246 million. The rate of capital costs applied was 9.0% before taxes. In the past, we used a rate of 10.0%. By reducing the capital cost, we are taking into account the current risk profile of the regulated business. Compared with value added in 2005, which we adjusted accordingly, value added by RWE Energy declined by €185 million, although earnings remained constant. This is because this division increased in capital employed, in part owing to the inclusion of RWE Aqua and of Harpen's distributed energy supply business.

- In the fiscal year being reviewed, RWE npower was not yet able to earn its cost of capital. The UK energy company closed the fiscal year with value added of -€185 million. This is a slight improvement over the previous year, which results from the positive earnings performance. However, annual average capital employed increased—especially due to the acquisition of the gas-fired power plant in Great Yarmouth at the end of 2005.

- The Water Division also remained below its capital costs. Value added totalled -€145 million and was thus lower than the level achieved in 2005. The main reason is the organic decline in the operating result achieved by American Water. The increase in investing activity also caused value added to drop. This is because investment leads directly to an increase in capital employed, whereas positive effects on earnings are felt at a later stage.

Non-operating result €million	2006	2005[1]	+/- €million
Capital gains	463	272	191
Impairment losses	-6	-759	753
Restructuring, other	-871	-147	-724
Non-operating result	**-414**	**-634**	**220**

1 Figures restated; see comments on page 44.

Net income was impacted by positive one-off effects–above all the sale of Thames Water.

Net income improved by 72%. The reconciliation of the operating result to net income is marked by positive one-off effects from the sale of Thames Water and a change in tax law. Charges against the non-operating result slowed earnings growth.

The non-operating result increased by €220 million to -€414 million. The components developed as follows:

- Capital gains advanced by €191 million to €463 million. The main contributing factor was the sale of RWE Dea's 25% stake in oil producer KazGerMunai in Kazakhstan. RWE Power's sale of shares in the technology division of uranium enricher Urenco also resulted in a book gain. The sale of real estate not required for operating purposes by RWE npower also had a positive effect.

- Impairment losses in the reporting period were marginal and are attributable to RWE Systems. In contrast, the previous year's figure included a charge of €759 million, which was allocable to American Water.

- The result stated under "Restructuring, other" decreased by €724 million to -€871 million. This was primarily because we had to build extensive provisions in fiscal 2006. €180 million related to reorganization measures taken in order to limit the negative impact on earnings from German grid regulation. €90 million were accrued in connection with old-age part-time arrangements at RWE Power. Income from the change in nuclear provisions was more than halved, from €396 million to €164 million. We amortized RWE npower's customer base by €327 million (previous year: €328 million).

Financial result €million	2006	2005[1]	+/- in %
Interest income	2,102	1,306	60.9
Interest expenses	-2,824	-2,048	-37.9
Net interest	**-722**	**-742**	**2.7**
Interest accretion to non-current provisions	-1,143	-1,247	8.3
Other financial result	-170	408	-141.7
Financial result	**-2,035**	**-1,581**	**-28.7**

1 Figures restated; see comments on pages 44 and 159.

The financial result declined by 29%; however, the prior-year figure included significant book gains from the sale of securities.

Financial result down year on year due to absence of exceptional income. The financial result amounted to -€2,035 million. Compared to the previous year, this represents a decrease of €454 million. This reflected the fact that we had realized significant book gains from the sale of securities in 2005. The increased use of interest-rate derivatives led to a substantial rise in interest income and interest expenses. Net interest was marginally up on balance, in part because we repaid financings used by subsidiaries and replaced them with lower-cost refinancings. However, we also incurred additional expenses owing to the rise in short-term market interest rates. The decrease in the interest accretion to non-current provisions also had a positive impact on the financial result.

Our continuing operations generated income before tax amounting to €3,657 million. This was 16% more than in the previous year. Our effective tax rate dropped from 34% to 27%. The substantial decline is due to a change in German tax legislation. According to past legislation, corporations were only allowed to capitalize accrued corporate tax credits in the amount by which dividend payments resulted in reimbursement claims. Legislation now stipulates that, from 2008 onwards, the credits be paid independently of dividend payments over a period of 10 years and that they must therefore be fully capitalized at present value.* This resulted in €636 million in receivables on our consolidated balance sheet at December 31, 2006 and a one-off tax gain in the income statement of the same amount.


*
03

Income from continuing operations after tax rose 29% to €2,675 million. Income of €1,338 million was recorded from discontinued operations. €330 million in income generated by Thames Water and all the income from the other water companies divested in the year under review is included in this figure. It also includes income from the deconsolidation of Thames Water in the amount of €991 million. Of this sum, €725 million is attributable to the book gain, and €266 million is allocable to income resulting from the unwinding of hedging instruments. The minority interest decreased from €224 million to €166 million.

Net income generated by the RWE Group thus amounted to €3,847 million. This represents an increase of 72% on the previous financial year. This was far more than originally forecasted. It was due to the aforementioned one-off effects: the early sale of Thames Water and the changes in tax legislation. Earnings per share increased from €3.97 to €6.84.

Reconciliation to net income		2006	2005[1]	+/- in %
Operating result	€million	6,106	5,371	13.7
Non-operating result	€million	-414	-634	34.7
Financial result	€million	-2,035	-1,581	-28.7
Income from continuing operations before tax	€million	**3,657**	**3,156**	**15.9**
Taxes on income	€million	-982	-1.086	9.6
Income from continuing operations	€million	**2,675**	**2,070**	**29.2**
Income from discontinued operations	€million	1.338	385	247.5
Income	€million	**4,013**	**2,455**	**63.5**
Minority interest	€million	166	224	-25.9
Net income[2]	€million	**3,847**	**2,231**	**72.4**
Recurrent net income	€million	**2,466**	**2,257**	**9.3**
Earnings per share	€	6.84	3.97	72.3
Effective tax rate	%	27	34	-20.6

1 Figures restated; see commentary on pages 44 and 159.
2 RWE shareholders' share in net income.

Recurrent net income rose to €2,466 million. This corresponds to €4.38 per share.

The key figure that is decisive for our dividend policy is recurrent net income. This figure is calculated by subtracting from net income the non-operating result (which is affected by one-off effects) and non-recurrent effects on the financial result and taxes. The deconsolidation effect of the sale of Thames Water is not considered in this figure, either. However, income contributed by the water company's ongoing operations is still included. In the year under review, recurrent net income totalled €2,466 million. This was 9% more than in 2005.

Annual cost reductions €million	2003	2004	2005	2006	Total
Reorganization		150	160	190	500
Acquisition synergies	60	30	50	40	180
Total	**60**	**180**	**210**	**230**	**680**

In fiscal 2006, we realized €230 million in cost reductions.

Cost-cutting programmes successfully completed—new programme launched. Constant cost control and the realization of savings potential are essential when it comes to securing our competitiveness and ability to invest over the long term. Once again, we took comprehensive measures for this purpose in 2006. We completed two cost-cutting programmes initiated in prior years as planned. Our goal was to reduce annual costs by a total of €680 million by the end of 2006 within the scope of the two programmes:

- €500 million are allocable to measures taken by the first programme linked to the reorganization of the RWE Group, which was initiated in 2003. Here, the German energy business, the water activities, and our IT operations were the prime targets.

- With the second programme, launched in 2002, we capitalized on synergies from the large-scale acquisitions made in the past. Targeted savings totalled €180 million. €100 million of this sum was allocable to the combining of the back office functions of our UK-based companies RWE npower and Thames Water. We intended to achieve €80 million in savings at our Czech gas companies.

By the beginning of 2006, we had already realized €450 million in savings. We fully realized the outstanding €230 million in savings despite the sale of Thames Water and the planned public offering of American Water. Synergy potential lost in the Water Division was compensated by measures taken in the energy business.

In parallel to the ongoing programmes, in 2006, we identified additional potential for improving our efficiency even further. This resulted in a new programme, with which we intend to improve the operating result by a total of €600 million by 2010 (see page 86).

Key figures by division at a glance

RWE Power[1]		2006	2005	+/- in %
External revenue	€million	6,574	6,832	-3.8
Intra-group revenue	€million	8,531	6,323	34.9
Total revenue	€million	15,105	13,155	14.8
EBITDA	€million	3,372	2,800	20.4
Operating result	€million	2,744	2,112	29.9
Return on capital employed (ROCE)	%	39.5	28.3	-
Weighted average cost of capital (WACC) before tax	%	10.5	10.5	-
Value added	€million	2,023	1,328	52.3
Capital employed	€million	6,976	7,468	-6.6
Capital expenditure	€million	1,307	842	55.2
Property, plant and equipment	€million	1,302	842	54.6
Financial assets	€million	5	-	-
		12/31/06	12/31/05	
Workforce[2]		18,467	18,702	-1.3

1 Including RWE Dea and RWE Trading.
2 Converted to full-time positions.

RWE Energy		2006	2005	+/- in %
External revenue	€million	27,398	24,318	12.7
Intra-group revenue	€million	748	865	-13.5
Total revenue	€million	28,146	25,183	11.8
EBITDA	€million	3,177	3,142	1.1
Operating result	€million	2,506	2,507	0.0
Return on capital employed (ROCE)	%	17.9	21.0	-
Weighted average cost of capital (WACC) before tax	%	9.0	9.0[1]	-
Value added	€million	1,246	1,431[1]	-12.9
Capital employed	€million	13,994	11,962	17.0
Capital expenditure	€million	1,461	1,238	18.0
Property, plant and equipment	€million	1,174	1,064	10.3
Financial assets	€million	287	174	64.9
		12/31/06	12/31/05	
Workforce[2]		28,418	37,598	-24.4

1 Figure restated; see commentary on page 57.
2 Converted to full-time positions.

RWE npower		2006	2005	+/- in %
External revenue	€ million	8,485	6,382	33.0
Intra-group revenue	€ million	8	3	166.7
Total revenue	€ million	8,493	6,385	33.0
EBITDA	€ million	658	561	17.3
Operating result	€ million	512	437	17.2
Return on capital employed (ROCE)	%	7.3	6.6	-
Weighted average cost of capital (WACC) before tax	%	10.0	10.0	-
Value added	€ million	-185	-227	18.5
Capital employed	€ million	6,969	6,645	4.9
Capital expenditure	€ million	407	542	-24.9
Property, plant and equipment	€ million	396	315	25.7
Financial assets	€ million	11	227	-95.2
		12/31/06	12/31/05	
Workforce[1]		11,624	10,125	14.8

1 Converted to full-time positions.

Water Division		2006	2005[1]	+/- in %
External revenue	€ million	1,702	1,878	-9.4
Intra-group revenue	€ million	-	4	-
Total revenue	€ million	1,702	1,883	-9.6
EBITDA	€ million	689	816	-15.6
Operating result	€ million	425	586	-27.5
Return on capital employed (ROCE)	%	5.6	6.3	-
Weighted average cost of capital (WACC) before tax	%	7.5	7.5	-
Value added	€ million	-145	-116	-25.0
Capital employed	€ million	7,607	9,352	-18.7
Capital expenditure	€ million	1,588	1,405	13.0
Property, plant and equipment	€ million	1,584	1,388	14.1
Financial assets	€ million	4	17	-76.5
		12/31/06	12/31/05	
Workforce[2]		6,809	16,306	-58.2

1 Figures restated. Thames Water and the other water activities sold in 2006 are stated as "discontinued operations."
2 Converted to full-time positions.

Finance and capital expenditure

Central financing. At RWE, Group financing is handled by the corporate headquarters, RWE AG. Only in specific cases do our subsidiaries raise capital directly, e.g. if it is economically advantageous to make use of local credit and capital markets. Furthermore, RWE AG acts as coordinator when Group companies assume a liability by issuing warranties or signing letters of comfort. Pooling these activities is a basic prerequisite for managing and monitoring risks centrally. Moreover, this strengthens our position when negotiating with banks and other market participants.


*
215


*
215


*
217

Financial flexibility. We have flexible financing tools besides our high and stable cash flows from operating activities. We raise long-term funds on the capital market via a €20 billion debt issuance programme*. A US$5 billion commercial paper programme* is at our disposal to meet short-term financing needs on the money market. At the end of 2006, drawings on the debt issuance and the commercial paper programmes totalled €14.5 billion and €0.3 billion, respectively. Furthermore, RWE has a €4 billion syndicated credit line*, which serves as a liquidity reserve. Half of this credit line has a term of 364 days, and the other half has a term of five years. None of our finance programmes or our credit facility contain specific financial covenants such as interest coverage, leverage or capitalization ratios that could trigger actions, such as acceleration of repayment or additional collateral. Likewise, they do not contain rating triggers.

Moody's and Standard and Poor's confirmed our strong creditworthiness.


*
216

High credit rating. Creditworthiness assessments by independent rating agencies have a substantial influence on a company's options to raise capital. The better the rating, the easier it is to gain access to international credit markets and the better the conditions for raising capital. Therefore, we benefit from the fact that the two leading rating agencies, Moody's and Standard & Poor's, confirm our strong creditworthiness. This is reflected in our strong Single A rating*, which has not changed since the end of 2002. Both of the rating agencies last confirmed their ratings in October (Standard & Poor's) and November (Moody's) 2006. The following table provides an overview of our current credit ratings:

Credit rating	Moody's	Standard & Poor's
Long-term	A1 / stable outlook	A+ / negative outlook
Short-term	P-1 / stable outlook	A-1 / negative outlook

Our strong creditworthiness has a positive impact on our interest expenses. In 2006, they amounted to 5.1% of the RWE Group's average gross financial debt (including the interest expenses for hedges) and were thus slightly lower than in the previous year (5.2%).

We recorded net financial assets for the first time since June 2001. At the end of 2006, they totalled €4.7 billion.

Positive net financial position after sale of Thames Water. At the end of 2006, we recorded net financial assets for the first time since June 2001—of around €4.7 billion. We had closed fiscal 2005 with net financial debt of €11.4 billion. The sale of Thames Water boosted our financial position more than anything else. All in all, proceeds from divestments in 2006 amounted to €8.8 billion. Deconsolidations removed a total of €4.8 billion in financial liabilities from our balance sheet. Free cash flow, which totalled €2.3 billion, also had a positive impact on net financial assets. Changes in accounting policies required by IFRS caused our net financial liabilities to decrease by €0.2 billion. Changes in foreign exchange rates resulted in a reduction of another €0.2 billion. In contrast, the €1.2 billion dividend payment made in fiscal 2006 had a counteracting effect.

We will fund some €8 billion pensions obligations externally. This will be done via a CTA and a Pensionsfonds*.



Pension obligations externalized. In the financial year underway, we will fund some of our pension obligations externally. This will initially be done via a contractual trust arrangement (CTA) with RWE Pensionstreuhand e.V. This special purpose entity will receive the funds to cover our employees' pension entitlements. The funds are purpose-specific and may not be used for any other purpose. In addition, we plan to set up a Pensionsfonds* later in the year, to which we will transfer the pension obligations for those of our staff who have already retired; the plan assets will come from the CTA. The refinancing of pension entitlements is standard procedure on an international basis. This will increase the transparency of the financing of our pension obligations and provide our entitled employees and pensioners improved protection against insolvency. In 2007, we will transfer some €8 billion in pension provisions. The remaining provisions will be transferred to the CTA or the Pensionsfonds in later years.

We have established a cap of between €22 billion and €24 billion for our net debt. This takes into account the externalizing of pension obligations.

New debt cap accounts for externalizing of pension obligations. By transferring our pension obligations, we will reduce cash and cash equivalents on the assets side and provisions for pensions on the equity and liabilities side of our balance sheet. Only the first of these two effects will be mirrored in our net financial position. The decline in provisions will not be taken into account in the net financial position. As a result of this change, we will redefine our debt cap. In the future, the basis for our cap will be the net financial position plus pension obligations. In this context, we refer to "net debt" or "net assets." Based on this new definition, we have established a cap of between €22 billion and €24 billion for our net debt.

Net debt €million	12/31/06	12/31/05	+/- in %
Cash and cash equivalents	2,794	1,431	95.2
Marketable securities	17,835	11,356	57.1
Other financial assets	3,473	3,603	-3.6
Gross financial assets	**24,102**	**16,390**	**47.1**
Bonds, notes payable, bank debt, commercial paper	18,308	24,982	-26.7
Other financial debt	1,074	2,846	-62.3
Gross financial debt	**19,382**	**27,828**	**-30.4**
Net financial debt	**-4,720**	**11,438**	**-141.3**
Provisions for pensions and similar obligations	11,584	11,997	-3.4
Net debt	**6,864**	**23,435**	**-70.7**

Nominal volume of RWE bonds outstanding drops to €16.7 billion. The nominal volume of bonds issued by RWE companies amounted to €16.7 billion at the end of 2006. The decline compared to the end of 2005 (€18.6 billion) is largely due to the sale of Thames Water and the resulting deconsolidation of bonds. Furthermore, we repaid €0.7 billion in bonds that came due. They primarily comprised three bonds with nominal amounts totalling £0.5 billion. €2.2 billion in bonds come due in the 2007 financial year. We will not refinance them by issuing new bonds. At the end of 2006, the weighted average remaining maturity of bonds issued by the RWE Group was ten years.

Maturity profile of the RWE Group's capital market debt
€billion


2.5
2.0
1.5
1.0
0.5
0
'07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25 '26 '27 '28 '29 '30 '31 '32 '33 '34 '35 '36 '37 '38
RWE AG/RWE Finance
American Water

Financial debt in British currency reduced significantly. In 2006, the RWE Group's foreign-currency debt changed substantially due to the sale of Thames Water. Sterling bonds issued by the water company were removed from the scope of consolidation. Including currency hedges, at the end of 2006, 38% of our debt was in US dollars, 38% was in Sterling, and 24% was in euros and other currencies. Sterling's share of our debt thus decreased markedly compared to the previous year (62%). In addition, we released instruments for hedging interest rates and currencies as part of the divestment process. In 2006, our gross financial debt declined by €8.4 billion to €19.4 billion.

Capital expenditure on property, plant and equipment €million	2006	2005	+/- €million
RWE Power[1]	1,302	842	460
RWE Dea	(477)	(290)	(187)
RWE Energy	1,174	1,064	110
RWE npower	396	315	81
Water Division	1,584	1,388	196
North America	(626)	(520)	(106)
Other, consolidation	38	58	-20
RWE Group	**4,494**	**3,667**	**827**
Excluding Thames Water	3,536	2,799	737

1 Including RWE Trading.

In fiscal 2006, we increased capital expenditure on property, plant and equipment by about a fourth to €4.5 billion.

Capital expenditure up 14% year on year. Capital spending in fiscal 2006 totalled €4,728 million, 14% more than in 2005 (€4,143 million). Capital expenditure on property, plant and equipment (and intangible assets) rose by 23% to €4,494 million. This was spent primarily to construct power plants, to expand and modernize grids and to improve water infrastructure. Capital expenditure on financial assets decreased by €242 million to €234 million. In 2005, we bought a combined-cycle gas turbine power station in the UK. In 2006, the main transactions were the increased stakes in the Hungarian and Czech gas business on the basis of an asset swap with E.ON, which involved giving up our minority shares in Hungarian-based DDGÁZ and two Czech gas distributors.

Capital expenditure on financial assets € million	2006	2005	+/- € million
RWE Power[1]	5	-	5
RWE Dea	(4)	(-)	(4)
RWE Energy	287	174	113
RWE npower	11	227	-216
Water Division	4	17	-13
North America	(-)	(-)	(-)
Other, consolidation	-73	58	-131
RWE Group	**234**	**476**	**-242**

1 Including RWE Trading

The following is an overview of investing activity by division:

Capital spending by RWE Power amounted to €1,307 million—up €465 million on the previous year. Nearly all of this money was spent on property, plant and equipment. The major investment was the construction of the 2,100-MW dual-block lignite-fired power plant in Neurath near Cologne, Germany, which we commenced in January 2006. Furthermore, we began preparatory work on the construction of the planned 875 MW combined-cycle gas turbine power station in Lingen and invested capital to retrofit lignite power plants in Weisweiler near Cologne and Visonta, Hungary, with gas topping turbines. In addition, we bought real estate around our opencast lignite mines. RWE Dea increased its capital expenditure on property, plant and equipment by €187 million to €477 million. The additional investment was mainly used to expand gas production in the UK and Egypt.

Capital spending at RWE Energy was up €223 million to €1,461 million. Investment on property, plant and equipment rose to €1,174 million. About 80% of the capital expenditure budget was spent on the expansion and modernization of our network infrastructure. Projects in 2006 included grid connections for new power plants and the modernization of transformers. RWE Energy spent €287 million on financial assets—€113 million more than in 2005. A large portion of this capital expenditure was used to increase shareholdings in the Hungarian and Czech gas business.

Last financial year, RWE npower spent €407 million on investments compared with the €542 million recorded in the previous year. The UK energy company increased capital expenditure on property, plant and equipment to €396 million. The largest projects were the retrofitting of the Aberthaw power plant with a flue gas desulphurization unit, which began in 2005, and the expansion of our capacity to generate electricity from wind power. Capital expenditure on financial assets in 2006 was low. The prior-year figure included the purchase price of the 420 MW Great Yarmouth combined-cycle gas turbine power plant.

The Water Division's capital expenditure totalled €1,588 million. This includes Thames Water for 11 months. Despite opposing one-off effects, capital spending by the Water Division increased by €183 million.

Cash flow statement €million	2006	2005	+/- in %
Cash flows from operating activities	6,783	5,304	27.9
Impact of the change in working capital	(-534)	(204[1])	-361.8
Cash flows from investing activities	-2,471	-2,049	-20.6
Cash flows from financing activities	-2,948	-3,384	12.9
Effects of changes in foreign currency exchange rates and other changes in value on cash and cash equivalents	-1	34	-102.9
Total net changes in cash and cash equivalents	1,363	-95	-
Cash flows from operating activities	6,783	5,304	27.9
Minus capital expenditure on property, plant and equipment and intangible assets	-4,494	-3,667	-22.6
Free cash flow	**2,289**	**1,637**	**39.8**

1 Figure adjusted; see commentary on pages 44 and 159.

Free cash flow rose significantly, despite higher capital investment.

Free cash flow improved by 40%. In 2006, cash flows from operating activities amounted to €6,783 million. This represents an increase of €1,479 million, or 28%, over the previous year, which is primarily due to the good earnings development. However, the build-up of working capital had a counteracting effect. Cash flows from financing activities totalled -€2,948 million. This is the amount by which debt repayments and dividend payments exceeded new financial debt.

Cash flows from operating activities, minus capital expenditure on property, plant and equipment, results in free cash flow, which rose by €652 million to €2,289 million owing to the significant rise in cash flows from operating activities.

Balance sheet structure	12/31/06		12/31/05[1]	
	€million	in %	€million	in %
Assets				
Non-current assets	51,999	55.6	71,680	65.5
Intangible assets	(14,901)	(15.9)	(18,551)	(16.9)
Property, plant and equipment	(26,034)	(27.9)	(36,089)	(33.0)
Current assets	41,456	44.4	37,778	34.5
Other receivables and other assets	(7,673)	(8.2)	(11,112)	(10.2)
Securities	(16,788)	(18.0)	(10,344)	(9.5)
Total	**93,455**	**100.0**	**109,458**	**100.0**
Equity and liabilities				
Equity	14,111	15.1	12,357	11.3
Non-current liabilities	52,402	56.1	65,065	59.4
Provisions	(28,632)	(30.6)	(28,064)	(25.6)
Financial liabilities	(15,672)	(16.8)	(21,458)	(19.6)
Current liabilities	26,942	28.8	32,036	29.3
Other liabilities	(9,527)	(10.2)	(13,142)	(12.0)
Total	**93,455**	**100.0**	**109,458**	**100.0**

1 Figures restated; see commentary on pages 44 and 159.

We increased equity from €12.4 billion to €14.1 billion.

Balance sheet structure: equity ratio improved to 15.1%. Our balance sheet was substantially affected by the sale of Thames Water and RWE Solutions. These transactions were primarily responsible for the fact that the balance sheet total dropped by €16.0 billion to €93.5 billion compared to the prior-year figure.

On the assets side, property, plant and equipment and goodwill were down €10.1 billion and €3.3 billion, respectively. A substantial portion of cash provided by the sale of Thames Water was invested in money market funds and securities. At year-end, derivatives were €9.3 billion down year on year.

On the equity and liabilities side, the aforementioned effects led to comparable changes. We repaid €4.0 billion in long-term capital market debt and €1.4 billion in short-term capital market debt. In addition to the divestments, the RWE Group's positive earnings also made a major contribution to the rise in equity from €12.4 billion to €14.1 billion. The equity ratio thus improved from 11.3% to 15.1%.

Net worth, financial position and earnings situation of RWE AG (holding company)

RWE AG is the management holding company of the RWE Group. It handles general management tasks such as the corporate strategy, corporate finance and corporate accounting. RWE AG's situation is largely determined by the Group's activities.

The financial statements of RWE AG, which have been issued an unqualified audit opinion by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, are submitted to Bundesanzeiger Verlagsgesellschaft mbH, Cologne, Germany, the operator of the electronic Bundesanzeiger (Federal Gazette) and published in the electronic Bundesanzeiger. They can be ordered from RWE AG and are also available on the Internet.*

*
01

Financial statements. The financial statements of RWE AG are prepared in accordance with the German Commercial Code and the German Stock Corporation Act. A brief overview is provided below:

Balance sheet of RWE AG (abridged) € million	12/31/06	12/31/05
Non-current assets		
Financial assets	32,899	43,155
Current assets		
Accounts receivable from affiliated companies	7,134	6,620
Other accounts receivable and other assets	861	405
Marketable securities and cash and cash equivalents	8,540	2,100
Total assets	**49,434**	**52,280**
Equity	7,424	5,995
Provisions	10,468	8,565
Accounts payable to affiliated companies	28,563	30,901
Other liabilities	2,979	6,819
Total equity and liabilities	**49,434**	**52,280**

Income statement of RWE AG (abridged) €million	2006	2005
Net income from financial assets	4,279	3,209
Net interest	-1,457	-1,301
Other expenses and income	-172	277
Profit from ordinary activities	**2,650**	**2,185**
Taxes on income	-237	-327
Net profit	**2,413**	**1,858**
Transfer to retained earnings	-445	-874
Distributable profit	**1,968**	**984**

Assets. The net worth of RWE AG is determined by the management of investments and the activities it undertakes for the Group companies. The holding company holds the shares in the operating companies and handles financing for them. This is reflected in corresponding accounts receivable from and payable to affiliates. The increase in provisions is largely attributable to pension obligations, which rose by €1.5 billion, primarily due to the adjustment of measurement parameters. Provisions for pensions also include coverage for the vested benefits of subsidiaries' current and former employees. RWE AG is reimbursed for pension expenses by the companies concerned. This resulted in a corresponding reduction in income from investments.

Financial position. In 2006, RWE AG's financial position was positively influenced above all by the sale of Thames Water. It is also characterized by the procurement of financial resources for the subsidiaries' operating activities. As a well-known bond issuer on the capital market, RWE AG has launched a €20 billion debt issuance programme. €14.5 billion of the volume had been subscribed by December 31, 2006. As of the balance sheet date, we had issued €0.3 billion of the US$5 billion commercial paper programme we issued separately.

Doubling of dividend planned. In 2006, RWE AG's net profit amounted to €2,413 million and was thus 30% up on the previous year. €445 million was transferred to retained earnings. Distributable profit thus totalled €1,968 million. The Supervisory Board and the Executive Board of RWE AG will propose to the April 18, 2007 Annual General Meeting that a dividend of €3.50 per share be paid for fiscal 2006. This dividend proposal would cause the dividend to double compared with the previous year.

Disclosure pursuant to Sec. 315, Para. 4 and Sec. 289, Para. 4 of the German Commercial Code. RWE AG's subscribed capital remained unchanged, consisting of 523,405,000 non-par-value common shares in the name of the bearer (93.1% of the subscribed capital) and 39,000,000 non-par-value preferred shares in the name of the bearer without voting rights (6.9% of the subscribed capital). The remaining rights and obligations are determined by the German Stock Corporation Act. Holders of non-voting preferred shares have a right to a preferred share of profits of €0.13 per share when the distributable profit is distributed.

In compliance with legal requirements, in October 2002, RW Energie-Beteiligungsgesellschaft mbH informed us that it held 10.94% of our company's voting stock at the time.

Executive Board members are appointed and dismissed in accordance with Secs. 84 et seq. of the German Stock Corporation Act in connection with Sec. 31 of the German Co-Determination Act. Amendments to the articles of association are made pursuant to Secs. 179 et seqq. in connection with Sec. 16, Para. 4 of the Articles of Association of RWE Aktiengesellschaft.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE until October 12, 2007, totalling up to 10% of the share capital. It is at the Executive Board's discretion to purchase the shares on the stock market or by making a public call for shares. They may then be called in, or transferred to third parties within the scope of mergers or acquisitions. The authorization may be exercised in part or in full.

RWE AG's syndicated credit line has a change of control clause in line with generally accepted practice. It is a contractual provision which grants a contracting party certain rights (most importantly the right to termination) in the event of a change of control or the majority shareholder at the other contracting party.

The 2005 long-term *incentive plan* (Beat) for the Executive Board and executives of RWE AG and of affiliated companies includes a provision for a change of control. In such events, all holders of performance shares under the Beat programme receive a compensatory payment. The amount of the compensatory payment is determined by multiplying the price paid for RWE shares as part of the takeover with the final number of performance shares. The latter is determined when the takeover offer is made, in line with the plan conditions.

Workforce, research and development, procurement

Employee headcount up 2% net of deconsolidation effects. As of December 31, 2006, the RWE Group employed 68,534 people (converted to full-time positions). This was 17,394 fewer, or 20% less, than in the previous year. The decline is due to the sale of companies through which a total of 19,028 staff members left the Group. The major causes were the deconsolidation of Thames Water and the other water activities sold in 2006 (-9,490 employees) and of RWE Solutions (-9,380 employees). Subsidiaries that were included in the consolidated financial statements for the first time added 49 staff members. Operating personnel changes resulted in a net addition of 1,585 employees, 336 of whom worked in Germany. Our trainees are not included in these figures. As in the previous years, in 2006, we trained far more people than we needed. As of December 31, 2006, 2,845 young adults were in a professional training programme at RWE.*


112

Workforce[1]	12/31/06	12/31/05	+/- in %
RWE Power[2]	18,467	18,702	-1.3
RWE Energy	28,418	37,598	-24.4
RWE npower	11,624	10,125	14.8
Water Division	6,809	16,306	-58.2
Other[3]	3,216	3,197	0.6
RWE Group	**68,534**	**85,928**	**-20.2**
Germany	37,782	43,579	-13.3
Outside Germany	30,752	42,349	-27.4

1 Converted to full-time positions.
2 Including RWE Dea and RWE Trading.
3 Including RWE Systems.


02

Research and development*: Climate-friendly and efficient power generation technologies continue to take centre stage. In the year under review, we spent €73 million on research and development (R&D). This was €18 million more than in 2005. In addition, we capitalized €62 million in development expenditure, compared with €72 million in the previous year. One of our most significant ongoing projects is the construction of a lignite predrying facility at our site in Niederaussem, Germany, which we commenced in January 2006. In the year being reviewed, 273 staff members were entrusted with R&D tasks.

The main aim of our R&D activities is to ensure a supply of energy that is secure, climate-friendly and makes economic sense in the long term.

Efficiency improvements and emissions reductions in fossil fuel-fired power plants are the main focus of our R&D measures, because of the weight they carry in a balanced energy mix. Our ability to compete depends decisively on our ability to supply energy reliably, at low cost, and in a way that conserves the climate and natural resources. In this field, we cooperate with partners in plant engineering and the chemical industry. Therefore, the activities are only partially included in our R&D expenditure.

We plan to commission the world's first large-scale nearly CO_2-free coal-fired power plant in 2014. The facility will incorporate coal gasification and CO_2 separation. Electricity will be generated in gas and steam turbines. Concurrently, we are developing a method for separating CO_2 from flue gas. The aim here is to retrofit existing plants with this technology to reduce emissions over the long term. The first set of pilot runs is scheduled for 2008 and tests are to be carried out in demonstration plants on the premises of our lignite-fired power stations from 2010 onwards. Preparatory work in the run-up to these projects is one of the main areas of our development work this year. In addition, we have joined research consortia to engineer technologies enabling the safe storage of carbon dioxide in deep rock formations. However, this work is still surrounded by substantial legal uncertainty. The prerequisite for the implementation of the nearly CO_2-free production of power from coal besides the development of novel technologies is a reliable legal and regulatory environment that provides us with the planning security necessary to store carbon dioxide in geological formations.

CO_2 capture inherently reduces efficiency. This is why it is all the more important to permanently work on improving the efficiency of our power plants. One highlight in this context is the aforementioned construction of a pilot plant in which lignite will be pre-dried before combustion. Engineered and patented by RWE, this technique is state of the art worldwide. We have already issued a license to a third party. Located on our Niederaussem premises, the pilot facility is set to commence commercial operation in 2008. Our development work on the 700 degree power plant is also promising. The new 'Component Test Facility for a 700°C Power Plant' (COMTES700) situated in the Scholven hard coal-fired power station in Gelsenkirchen, Germany, puts this goal even more within reach. Together with partners in Germany and abroad, engineers are putting next-generation materials and power plant components to the test in COMTES700. These components provide reliable performance under high pressure and at temperatures exceeding 700 degrees centigrade. The project is subsidized by the European Union. Results are expected to be presented in 2009. After that, the researchers and engineers will be faced with the next challenge: the construction of a demonstration power plant to provide conclusive evidence of the technology's commercial readiness. In the medium term, the aforementioned projects—lignite pre-drying and the 700-degree power plant—will make it possible to generate electricity from coal with efficiencies of more than 50%. The European average of 36% is currently much lower.

In the field of renewables-based energy, we are concentrating on tapping into new ways to make use of biomass. In Neurath, Germany, we are building a 700 kW biomass-fired pilot power station, aiming to make progress in these types of plants in terms of both technology and efficiency. Another task at hand is to improve the productivity of the agricultural sector. The objective is to make increasing use of specially cultivated energy crops in biomass-fired plants, paying tribute to ecological needs and regional climates.

Nuclear energy is another area of our R&D activities, where we focus on the secure and economic use of our power plants.

Nuclear energy covers approximately 30% of Germany's power consumption. It is thus one of the country's pillars of electricity production, which is nearly irreplaceable short term, especially when taking climate-protection goals into account. To ensure that our nuclear power stations are run safely and profitably, we upgrade them to the state of the art continuously. Our R&D activities in this field pursue the same goal. In collaboration with the European association for power and heat generation, VGB PowerTech e.V., we are working on key issues such as plant safety and the efficient use of fuels. In addition, we are in cooperation with European partners to engineer more economical reactors with optimized safety features, keeping the door open to the use of nuclear energy against the backdrop of an ever-changing energy industry and societal environment. Seeking to secure and improve know-how in Germany, we are supporting nuclear research and instruction at the technical university in Aachen by funding a foundation professorship.

Also targeted by our R&D work is the safe, profitable and environmentally-friendly operation of our electricity and gas grids. Among other things, we are investigating the possibility of improving materials for cables used in ultra high-voltage lines. Furthermore, we are working on innovative methods for assessing the state of underground cable networks. The development of new gas storage techniques and associated facilities is another area of focus. To this end, we are exploring the technical and economic aspects of using smaller units to store gas in its liquid state. Such plants could help us make supply more affordable during local consumption peaks.

Corporate Purchasing reduced its annual costs by about €340 million as a result of a cost reduction programme initiated in 2002.

Procurement structures further improved. Corporate Purchasing is in charge of our procurement activities, giving rise to substantial cost-cutting potential. We have already realized about €340 million in annual savings from services and materials purchased as a result of a savings programme initiated in 2002. Framework agreements valid throughout the Group, the management of procurement via international purchasing processes, and the introduction of an extensive supplier management system are the core elements of all efficient procurement strategies. In 2006, over 70% of the items we ordered were processed using electronic catalogues and lean, low-cost processes. Transparency and efficiency were further improved through the introduction of a groupwide purchasing portal. Moreover, we launched a qualification campaign for our procurement staff in 2006. We also value the auditable and transparent processing of all purchasing transactions very highly. In the year under review, all of Corporate Purchasing's procurement transactions and processes were audited by an independent auditor. Most of the sub-areas received 'best practice' certification.


216

The amount of hard coal purchased to generate electricity rose from 21 million metric tons of hard coal units* (HCU) in 2005 to approximately 24 million metric tons in 2006. This includes coal used in power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the financial year that just ended, RWE Power purchased 16.7 million metric tons of HCU. This is 2.0 million metric tons more than in 2005. At RWE *npower*, hard coal usage increased by 1.0 to 7.1 million metric tons. As explained on pages 45 and 46, both divisions stepped up electricity *generation* based on hard coal due to attractive margins.

RWE sources lignite from proprietary opencast mines. In the Rhineland, our main mining region, we produced about 96 million metric tons of lignite in 2006. Our power plants used 85 million metric tons to generate electricity, and we used 11 million metric tons to manufacture refined products.

In the 2006 financial year, we set the stage to fundamentally reorganize our gas procurement activities. As explained on pages 36 and 37, most of these operations have been grouped under RWE Gas Midstream GmbH, which was founded in January 2007. Activities united in the new company include gas purchasing for RWE Energy's supply business and RWE Power's power plants. Gas trading on liquid markets will remain the responsibility of RWE Trading for the time being. By pooling our procurement activities, we will strengthen our position in the increasingly competitive market for gas. In fiscal 2006, our gas purchasing volume totalled 420 billion kWh. Production companies in Russia and Norway are among the RWE Group's major gas suppliers.

Risk management

Groupwide risk management records, evaluates, controls and monitors risks.

The risk-management system's organizational structure. The RWE Group has a groupwide risk-management system for the early identification as well as standardized reporting, assessment, control and monitoring of risks. We thus fulfil the requirements of the German Control and Transparency in the Corporate Sector Act (KonTraG). We have formed risk-management boards both at the Group and divisional levels. They are responsible for the risk management system's continued development and establish rules for the risk-management process. The basis for this is provided by a groupwide risk management guideline.

In addition, the Executive Board of RWE AG has entrusted a Risk Committee with the management of risks arising from the volatility of the price of commodities and of credit risks arising from trading, sales and procurement activity. This committee meets on a monthly basis. This ensures that the risks that are most important to us are closely monitored. As Chairman of the Risk Committee, the CFO of RWE AG is responsible for planning, managing and monitoring the aforementioned risks. The Head of Risk Management and the Head of Group Finance of RWE AG support him in making decisions. The CFOs of RWE Power, RWE Energy and RWE npower as well as the member of the Board of Management of RWE Trading responsible for finance are also members of the Risk Committee, as is the member of the Board of Management responsible for finance of RWE Gas Midstream, who joined the Committee on January 1, 2007. They ensure that the Risk Committee's guidelines are implemented uniformly across their organizational units.


RWE AG
CFO
Chairman of the Risk Committee
Head of
Risk Management
Head of
Group Finance
RWE AG Risk Committee
RWE Gas Midstream
Member of the Board (Finance)
RWE Trading
Member of the Board (Finance)
RWE Energy
CFO
RWE npower
CFO
RWE Power
CFO
RWE Divisions

We fully integrated risk reporting in our planning and controlling process.

Risk-management process. Our risk-management activities are designed to obtain information on risks and their financial impact as early as possible, in order to be able to counteract them with suitable measures. Moreover, the planning and controlling process also aims to identify and make use of opportunities as well as associated earning potential. We evaluate risks according to their probability of occurrence and damage potential and aggregate them at the business unit, divisional and Group levels. The damage potential is defined against the operating result and equity of the business unit concerned and the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed. Our risk reporting scheme is fully integrated in our standardized planning and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation. The efficiency and efficacy of our risk management system is monitored internally and verified by the external auditor.

Opportunity and risk categories. We break down major risks and opportunities into the following categories:

The future of the company: At present, there are no identifiable risks that could jeopardize the continued operation of RWE AG or the RWE Group.

Changes in the general economic climate: Economic trends in our core markets can affect the degree of capacity utilization, having either a positive or negative impact on results.

Volatility of commodity and product prices: Certain risks and opportunities are inherent above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of CO_2 certificates. A risk arises, e.g., if higher commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also minimized through the strategic use of derivative hedges. In addition to production, supply operations are also exposed to risks. Such risks arise, e. g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial derivatives to mitigate risks associated with sales and procurement.

Our electricity and gas businesses face price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

Our energy trading activities are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets. In this context, our trading business functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. In addition, we conclude trades in order to take strategic advantage of price changes to a limited extent. This leads to risks from unexpected price fluctuations as well as credit risks in the event that counterparties fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system for the energy trading business is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we use the value-at-risk method* to quantify price risks associated with energy trading.


* 217

Volatility of financial prices: Within the scope of our operations, we are also exposed to currency, interest-rate and share-price risks. Due to our international presence, currency risk management is very important. Sterling and US dollar are our major foreign currencies for two reasons: We conduct commercial transactions in both these currency zones. Furthermore, fuel prices are quoted in these currencies. Group companies are generally obliged to hedge all currency risks via RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are quantified using the value-at-risk (VaR) method. The Executive Board of RWE AG has established a system that limits risks. At the end of 2006, the VaR for RWE AG's foreign currency position was €0.1 million. This and all VaR figures mentioned hereinafter are based on a confidence level* of 95% and a holding period of one day.


* 215

Interest rate management is also ascribed significant importance. Our interest-rate risks primarily stem from our financial debt and interest-bearing investments. Negative changes in value caused by unexpected interest rate movements are hedged with non-derivative and derivative financial transactions. On December 31, 2006, the VaR from interest obligations connected to our financial debt and associated hedges was €34.4 million. The VaR from interest-bearing investments including hedges amounted to €18.8 million. We are also exposed to both risks and opportunities associated with share investments. At the end of 2006, the VaR for share price risks was €24.8 million.

Opportunities and risks from changes in the value of securities are controlled by a professional fund management system. The Group's financial transactions are recorded using centralized risk management software and monitored by RWE AG. This enables the balancing of risks across individual companies. A more detailed description of the tools used to hedge financial risks can be found in the notes.* Range of action, responsibilities and controls are set forth in internal guidelines to which our Group companies are obliged to adhere.


* 189

Creditworthiness of business partners: Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good creditworthiness. We mitigate credit risks from these activities by placing limits on transactions and—if necessary—receiving cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for energy trading transactions and weekly for finance transactions. In our supply business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to a regular creditworthiness check on the basis of credit risk guidelines.

Liquidity: Liquidity risks arise if liquidity reserves are no longer sufficient for the Group to meet its financial obligations in a timely manner. Such obligations result from the refinancing of the liabilities. Furthermore, we are obliged to put up cash collateral within the scope of our trading transactions with counterparties, in order to collateralize negative market values. Cash and cash equivalents and marketable securities worth a combined €20.6 billion (as of the end of 2006) are available to cover the resulting liquidity requirement. In addition, we have a considerable amount of unused funds from the aforementioned US$5.0 billion commercial paper programme, €20.0 billion debt issuance programme* as well as a fully committed syndicated credit line of €4.0 billion. This makes the liquidity risk very low.


* 215

Continuity of business activities: We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address these risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

Regulation: The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide CO_2 emissions trading system. Risks can arise from changes made to the allocation rules and national emissions plans for the second trading period (2008 - 2012) and from unexpected increases in the price of CO_2 certificates. Therefore, CO_2 price risk management is an integral component of our centralized risk-management system. No reliable statements on the details of the international or European CO_2 certificate trading system for the period after 2012 have been made so far. We intend to continue reducing CO_2 emissions and make our power generation portfolio more flexible by investing in power plants in the future. Significant risks exist in our German electricity and gas grid businesses as a result of regulatory intervention. We intend to partially offset some of the negative effects stemming from the enforcement of the German Energy Act by taking measures to cut costs and enhance efficiencies throughout RWE Energy.

IT security: RWE has established a mandatory groupwide process for engineering, managing and auditing IT projects in order to manage IT risks during the development of IT solutions designed to support business processes. The IT solutions are largely based on standard, commercially available software. IT operations are run in modern computing centres with continuously updated IT infrastructure which is subject to a groupwide security directive.

Capital expenditure and divestments: Decisions approving acquisitions and capital expenditure on property, plant and equipment must take into account both the opportunities and risks associated with tying up capital for extensive periods of time. At RWE, such decisions are prepared and implemented in adherence with specific accountability rules and approval processes. The same applies to divestments such as the planned sale of our North American water activities.

Competing for qualified staff: We compete with other companies for the best talent in an increasingly contested market. This involves opportunities and risks, especially in light of our ambitious organic earnings growth targets. To secure and strengthen RWE's position when competing for qualified personnel, in our HR management work, we highlight RWE's attractiveness as an employer and strive to retain experts and executives over the long term. In addition to performance-based compensation and progressive employee benefits, we put a lot of effort into the varied prospects offered throughout the RWE Group: trainee programmes, cross-disciplinary career paths, assignments in various European Group companies, and attractive continued education and advanced training offerings.

Legal procedures: RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, we do not expect any major negative repercussions from these proceedings on the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various procedures with public authorities (including approval procedures) or are directly affected by their results.

Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to company law. We are convinced that the conversion ratios and cash compensation calculated on the basis of expert opinions and verified by independent auditing firms are adequate.

A further risk arises from the fact that the German Federal Cartel Office may not fully recognize CO_2 costs in sales prices for industrial customers, which could lead to reimbursement claims or customers withholding partial payments. The arguments put forth by the German Federal Cartel Office ignore the basis on which prices are established on free markets, of which Germany's energy market is one, and the steering effect of the emissions trading system, which is intended by policymakers. RWE is confident that its arguments will prevail in the event of legal proceedings.

In sum, thanks to its uniform, groupwide risk management practice, the RWE Group is capable of counteracting all aforementioned risks and taking advantage of opportunities as they arise.

Outlook for 2007

Economic forecasts for RWE's main markets are still favourable.

Economic research institutes forecast positive economic data. Despite the negative effect of higher interest rates, economic forecasts for 2007 are generally favourable. Leading economic institutions expect the world economy to grow by more than 3%. Germany, our largest market, is expected to increase real gross domestic product (GDP) by 1.8%—a lower growth rate than in 2006. This is due to the negative impact of the higher value added tax on consumption. However, it is anticipated that this will be limited to the first few months. The basic trend thus remains robust, on the strength of good business activity in industry and the resulting improvement of the labour market. The current upswing in the UK is expected to continue, largely driven by the favourable investment climate. Economic researchers expect the UK to produce 2.5% economic growth in real terms. The prognosis for Central Eastern European EU member states is even more positive. Real GDP in these economies may rise by 5% on average. In Hungary, however, government savings measures are slowing growth. The outlook for the US has worsened, above all owing to higher interest rates and weak consumer spending. Against this backdrop, the US economy is nevertheless expected to achieve price-adjusted growth in the order of 2.5%.

Oil and gas markets ease. In 2007, the world energy market will again be significantly affected by strong demand from newly industrializing countries such as India and China. However, production and transport capacity are likely to remain tight. Furthermore, the energy markets are subject to sudden influences such as weather conditions and political developments, which are difficult to predict. The conflict in Lebanon was partly responsible for the boom in oil prices in 2006. Since August, the situation on the world's oil markets has eased significantly. At the deadline for this report (February 12, 2007), a barrel of Brent crude cost US$57—28% down on the record level achieved in summer 2006. We expect Brent prices to be slightly more moderate in 2007 than they were in 2006, as long as the geopolitical situation remains stable. If so, the price of gas should also be lower than the high average recorded in 2006. It was on the decline in the last few months of the year, as a result of the mild weather. Hard coal prices maintained their high level. In mid-February, a metric ton of hard coal traded at US$69 on the Rotterdam spot market (including freight and insurance to Rotterdam). We expect prices for the full year to be at least on a par with the levels achieved in 2006. The same applies to prices established by the German Federal Office for Economics and Export Control (BAFA).

CO_2 emissions trading: low prices for 2007 certificates. CO_2 emissions certificates for the current year are expected to continue trading at low prices. In the middle of February, they were quoted at €1.30 per metric ton of CO_2. Last year, they averaged €18 per metric ton. According to the market's expectations, carbon dioxide emissions in the first trading period, which will last until the end of 2007, will be completely covered by certificates allocated by European governments. In contrast, a significant reduction in available emissions allowances is expected in the second trading period from 2008 to 2012. In mid-February, certificates for 2008 traded at €14 per metric ton of CO_2. Prices may move substantially depending on the national allocation plans, which will be finalized in the coming months.

Despite fluctuations, European electricity prices are expected to remain high, above all due to the tightness of spare generation capacity.

High electricity prices across Europe. European electricity prices are expected to remain high over the medium term, as a result of persistently high fuel costs and the continued scarcity of generation capacity on many of Europe's energy markets. Emissions trading will also contribute to this, although CO_2 prices have dropped significantly. The mild weather at the beginning of the year caused spot prices to decrease. Electricity prices on the German forward market continued their stable trend. In the middle of February 2007, base-load forward contracts for 2008 traded at €51 per MWh. UK electricity prices declined after gas prices eased substantially. Most recently, the price of a 2008 forward contract, at £33 per MWh (€49 per MWh) was far below the record posted in April 2006. The RWE Group has sold forward nearly all of its 2007 electricity production. In mid-February, we had already sold more than 60% of our 2008 German electricity production.

We intend to increase the operating result through organic growth by an average of 5% per year in the next few years.

New medium-term goals: focus on organic earnings growth and attractive dividends. Operating excellence and financial discipline will continue to top our list of priorities. RWE is one of Europe's most powerful energy groups. We command leading positions on two of the largest European energy markets and already have a strong presence in the growth markets of Central Eastern Europe. At the same time, we benefit from a solid balance sheet as well as efficient business processes and structures. In the last four years, we focussed on making our Group more competitive in all these regards. We want to turn this hard-earned advantage into added value for our shareholders. The strategy we intend to pursue to this end is described in detail on pages 19 to 22 of this annual report. We will give priority to organic growth over big acquisitions. We continue to set ourselves ambitious targets in this regard:

- We intend to increase the operating result through organic growth by an average of 5% per year in the next few years. Important drivers of this will be our power generation and our gas and oil production businesses.

- In 2007 and 2008, we want to lift recurrent net income, which is the basis for determining the dividend payment, by an average of 10% per year.

- We have initiated an additional programme to improve efficiency until the end of 2010. Plans include measures to reduce costs and improve revenue, which should gradually grow our annual operating result by a total of €600 million. One of the points of focus is to improve the performance of our regulated German electricity and gas grids. The aim is to at least partially compensate for the effect of the tariff cuts required by the German regulator. In addition, we plan to take comprehensive measures to improve the technical availability of our power plants. This year, we intend to add some €100 million to the operating result with the new programme.

Political conditions allowing, RWE will become the largest private single investor in Germany.

Substantial capital expenditure in all divisions. We gradually increased capital expenditure on property, plant and equipment in the energy business in the last two years. In the next five years, we intend to spend up to €25 billion on this business. Centre stage will be taken by projects which will modernize and expand our power plants as well as our electricity and gas grids. Political conditions allowing, RWE will thus become the largest private single investor in Germany. We also plan to make extensive investments in property, plant and equipment in power plants in the UK, the Netherlands and Central Eastern Europe. Expanding our gas business is another focal point. Pipeline projects, the exploration for new reserves, and LNG activities* will be the focus here. The newly established RWE Gas Midstream company will serve as an international platform for growth. About a third of planned capital expenditure has been set aside for growth projects.


* 216

A measured acquisition strategy. We will continue to pursue our policy concerning growth through acquisitions. We have a clear idea of how we can strengthen our position on the European energy market in part by making acquisitions. In the medium to long term, we believe there are opportunities for external growth particularly in neighbouring Western and Eastern European markets. Currently, however, we are not planning to make any major acquisitions. There are two reasons for this: In many cases, the present wave of consolidation in the European utility sector has driven prices of companies to levels we feel are unacceptable. We join bidding processes only if our profitability criteria are met. Acquisitions must earn their cost of capital no later than in the third full year following the date of their consolidation. The second reason for our reluctance is political processes, which can make takeovers much more difficult. Examples of such processes are delayed market liberalization and privatization as well as—most recently—the trend towards mergers between energy utilities at the national level.



2007 financial statements: changes in reporting. At present, we expect to be able to sell the majority of American Water by the end of the year.* This would impact the annual financial statements. In line with the procedure applied to Thames Water, we would report American Water's operating result and any deconsolidation result in the income statement under "discontinued operations." As a result, figures for the US water utility would no longer be included in revenue, EBITDA, the operating result, the non-operating result, the financial result or taxes on income. We would then adjust the prior-year figures in accordance with IFRS. However, pursuant to IFRS, American Water would still be included in the cash flow statement, including capital expenditure. For the time being, the newly established RWE Gas Midstream remains assigned to RWE Energy for reporting purposes.

Group revenue expected to be slightly higher year on year. In 2007, revenue without American Water is anticipated to be marginally up on 2006. This and the following forecasts are based on an assumed exchange rate of £0.70/€. The rise in revenue will be largely driven by electricity price increases, with which we pass through to the customer the rise in procurement costs. The decrease in our German grid fees required by the German Federal Network Agency since the middle of 2006 will have a counteracting effect. We anticipate that this will reduce revenue by about €700 million compared with the period before grid regulation. The sale of RWE Solutions will eliminate around €800 million in revenue.

Outlook €million	2006	2006 Pro forma[1]	2007 Forecast[2]
External revenue	44,256	42,554	↗
EBITDA	7,861	7,172	↗
Operating result	6,106	5,681	↗
RWE Power (including RWE Dea and RWE Trading)	2,744	2,744	↗
RWE Energy (including RWE Gas Midstream)	2,506	2,506	↘
RWE npower	512	512	↗
Net income	3,847	3,847	↘
Recurrent net income	2,466	2,466	↗

1 American Water as a "discontinued operation."
2 Forecast based on pro-forma figures for 2006.

We expect that the operating result and recurrent net income for 2007 will improve by about 10%.

Earnings expected to improve. We are confident that we will succeed in improving the Group's earnings. According to our forecast, EBITDA will rise by 5% to 10%. The operating result is expected to grow in the order of 10%. We anticipate that net income will decline substantially. The 2006 figure benefited from one-off effects. Recurrent net income, which is adjusted for one-off effects and is the yardstick for determining the dividend, is expected to rise again. We forecast an increase of about 10%.

Earnings trend by division:

RWE Power is expected to increase its operating result significantly despite the lengthy outage of the Biblis nuclear power plant.

*

45

RWE Power (including RWE Dea and RWE Trading) is expected to post another marked improvement in its operating result. We anticipate that growth will be in double-digit percentage territory. RWE Power's main driver will be the effect on the operating result of the significant improvement in electricity prices on the German wholesale market in the past two years. RWE Power has already sold most of its 2007 electricity production. However, we also expect burdens. The Biblis nuclear power plant is scheduled to go back on stream in the summer*. As a result of the outage, we had to buy electricity on the wholesale market to cover the output we had already sold forward. All in all, we do not anticipate further significant increases in our costs due to higher prices for coal, gas or CO_2 certificates. RWE Dea is expected to close the fiscal year at least on a par with the last one. This is based on the assumption that we will have higher gas production. However, the contribution from the oil production activities in Kazakhstan will be eliminated, since they were sold in 2006. In addition, we expect production and exploration costs to rise.

We expect RWE Energy's German grid business to record a substantial drop in earnings.

RWE Energy (including RWE Gas Midstream) is expected to record a significant year-on-year decrease in its operating result. This is primarily due to regulatory intervention in our German electricity and gas grid fees. Reductions implemented by the German Federal Network Agency in the second half of 2006 will have an effect on all twelve months in 2007.
RWE Energy intends to limit the negative impact on earnings caused by grid regulation by taking extensive measures to cut costs, concentrating on Germany. However, these measures will largely take effect in the coming years. We anticipate that the earnings situation in the electricity and gas supply business will remain stable. The obligation to obtain approval for electricity tariffs for household and commercial customers will be abolished as of July 1, 2007. This may result in new opportunities, depending on the competitive environment. As regards the Czech gas business, we expect that RWE Transgas will not be able to maintain the high profit margins achieved in 2006. The newly established RWE Gas Midstream will have received all of the activities that are supposed to be transferred to it by the end of the year. Therefore, we are currently reporting this company under RWE Energy, whose gas procurement portfolio will be transferred to RWE Gas Midstream.

RWE npower will benefit from higher earnings in the generation business, but margins in the end customer business will be under pressure.

According to our present forecast, RWE npower will close fiscal 2007 clearly up year on year. We expect a *double-digit percent gain*, largely driven by the generation business. Here, we will benefit from the substantial improvement in wholesale electricity margins. Furthermore, we anticipate that power plant availability will increase. Changes in the price of fuel and CO_2 emissions certificates are not expected to have a big negative impact on the operating result. In the electricity and gas supply business, we expect margins to be under significant pressure in a volatile competitive environment. We expect additional expenses to arise from the cost of energy savings measures in UK households, which energy companies are obliged to promote by the government.

Dividend payment to maintain high level. Our dividend proposal for fiscal 2007 will be linked to a payout ratio of 70% to 80%. The prerequisite is that we successfully complete the sale of a majority of American Water. The basis for calculating the payout ratio is recurrent net income*, which is adjusted for one-off effects.


60

We plan to invest some €4 billion in energy projects in 2007.

Capital expenditure on property, plant and equipment up year on year. We will clearly step up capital expenditure on property, plant and equipment this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath is the main project. Furthermore, in 2007, we will start building the 875 MW combined-cycle gas turbine power plant in Lingen, Germany. RWE Dea will also increase its capital spending—predominantly on its gas production activities in the UK and North Africa. RWE Energy will maintain its sizeable capex budget. Some 80% of RWE Energy's capex will be earmarked to upgrade and expand our electricity and gas grids. RWE npower will modernize and enlarge its power plant portfolio, which will attract much more spending than in 2006. The main project is the planned construction of a combined-cycle gas turbine power station with a net installed capacity of up to 2,000 MW. In sum, we expect that capital expenditure on property, plant and equipment by the RWE Group excluding the Water Division will be in the order of €4 billion in the 2007 fiscal year. It will thus be about a third higher year on year.

Debt: pension obligations to be externalized. As mentioned earlier, we adjusted our definition of debt to current market standards and now include provisions for pensions. We use the term "net debt" to refer to the sum of the items stated under "net financial debt" and provisions for pensions. On this basis, we disclosed €6.9 billion in debt for the end of 2006. Despite the high dividend payment planned for April and the increase in capital expenditure, we will probably reduce net debt even further in the current financial year. This will be as a result of the expected high level of cash provided by operating activities and our assumption of being able to sell the majority of American Water by the end of 2007. In 2007, we will fund some €8 billion in pension obligations and associated plan assets. This will be done via a contractual trust arrangement (CTA)* and a Pensionsfonds*. However, this will not impact debt according to our new definition. We have defined a cap of €22 to €24 billion for the Group's net debt; this includes provisions for pensions. Thanks to the good reputation we have as bond issuer, we always have access to short- and long-term financing sources. In 2007, €2.2 billion in bonds will mature, which we do not intend to refinance.


65


216

Employee headcount: decrease due to the sale of American Water. In fiscal 2007 we expect our workforce will continue to shrink, particularly as a result of the planned sale of American Water. Excluding this one-off effect, however, we expect the Group's labour force to increase.

Procurement: no major price risks for 2007. As mentioned earlier, we have already sold forward nearly all our 2007 electricity production. In principle, our approach involves purchasing the fuel required to generate contracted amounts when the supply agreements are signed, thus hedging fuel prices at the same time. This also applies to the purchase of CO_2 certificates. Therefore, costs incurred to purchase gas, hard coal and emissions allowances are largely determined by price developments on forward markets in the past, as is our electricity revenue. We have no fuel price risk exposure from our lignite-based generation of electricity since we produce this fuel in our own opencast mines. Uranium required to run our nuclear power stations has been secured under firm conditions via long-term purchasing agreements. In the nuclear energy sector, fuel procurement costs typically account for a small portion of total generation costs. However, it is only possible to make limited forecasts for our procurement costs since the actual usage of fuel and demand for emissions certificates may deviate from our plans considerably. Unplanned power plant outages and fluctuations in spot prices can lead to sudden adjustments in the capacity utilization of individual plants. We believe that savings can again be realized when purchasing materials and services in 2007. We are placing commercial responsibility for all our gas purchasing activities in Europe with the newly founded RWE Gas Midstream and thus strengthening our market position.

We have earmarked half our R&D budget for the continued development of climate-friendly power generation technology.

Research and development: budget enlarged. Our planned R&D budget for fiscal 2007 is €74 million. Once again, in 2007, measures will centre on improving efficiency and reducing emissions in the power generation business (see pages 74 to 76). Since we are one of Europe's largest producers of CO_2 emissions, we accord special importance to the development of climate-friendly technologies. This year, we have set aside approximately half our R&D budget for this task. In 2007, the single-most important project will be the construction of a lignite drying pilot facility at our site in Niederaussem, Germany. The planned construction of a nearly CO_2-free power station is expected to have a significant impact on the R&D budget from 2011 onwards. As mentioned earlier, generating electricity from renewables is another area for our R&D activities. Here, we are focussing on the construction of a cutting-edge 700-kW biomass-fired power plant in Neurath. Furthermore, we want to secure know-how in the field of nuclear energy and develop it over the long term. This will allow us to keep open the option of making use of this climate-friendly technology in a changing energy industry and social environment.

Forward-looking statements. This annual report contains forward-looking statements regarding the future development of the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information available to us at the time this document was prepared. In the event that the underlying assumptions do not materialize or additional risks arise, actual performance can deviate from the performance expected at present. Therefore, we cannot assume responsibility for the accuracy of these statements.

Energy for the future:

2014

Innovating to protect the climate:
RWE is scheduled to commission its first nearly carbon dioxide-free coal-fired power station in 2014.

To counter climate change, RWE plans to become the world's first power utility to construct a nearly CO_2-free coal power plant on a large scale. Greenhouse gas will be captured before the electricity generation process and safely stored underground after it has been transported. If this technology achieves a worldwide breakthrough, it could provide lasting relief to our planet's atmosphere and secure the role of coal, our major domestic source of energy. This is what we are committed to.


Read more about this in the RWE Special on pages 130 to 133.


CLEAN COAL:

Nearly zero CO_2



Dr. Thomas R. Fischer
Chairman of the Supervisory Board of RWE AG

Supervisory Board Report

Dear Shareholders,
In fiscal 2006, the Supervisory Board fulfilled all of the duties imposed on it by German law and the company's articles of association. It regularly advised the Executive Board on running the company and monitored business management measures. It was consulted on all decisions of fundamental importance to RWE. The Executive Board informed the Supervisory Board of business developments extensively and in a timely manner both in writing and verbally. Focal points were the company's risk situation and risk management, issues concerning the strategic and operational development of the Group and its companies, and material business transactions. In the year under review, the Supervisory Board convened six meetings, of which one was a constituent session following last year's Annual General Meeting and one was an extraordinary meeting.

All of the Supervisory Board members attended at least half the meetings. The average participation rate significantly exceeded 90%. The Supervisory Board was informed of business transactions that were especially important to the company between meetings as well. When in session, the Supervisory Board passed all required resolutions on the basis of reports and decision proposals submitted by the Executive Board in compliance with the law and articles of association. When necessary, it was asked for approval by circular. The Chairman of the Supervisory Board was constantly in touch with the members of the Executive Board in order to discuss as soon as possible events of material importance to the RWE Group's situation and development.

Continued focus on the core business. One of the focal points of the Supervisory Board's debates was the implementation of the change in strategy for the water business, which was introduced in 2005. Of notable mention is the sale of Thames Water, which was concluded successfully in December 2006. In the run-up to the transaction, the Supervisory Board discussed two options for the sale in several sessions: The alternatives were to do a public offering or sell to a financial investor. The Supervisory Board debated with the Executive Board the advantages and disadvantages of these options in detail. In its extraordinary meeting on October 21, 2006, the Supervisory Board approved the sale of Thames Water to financial investor Kemble Water Ltd.* In addition, in several sessions, the Supervisory Board reviewed progress made in preparing the planned public offering of American Water. Also on the agenda were the intended acquisition of a majority stake in the long-distance gas company Saar Ferngas and the sale of RWE Solutions. In July 2006, the Supervisory Board approved both transactions, subsequent to consultations in preceding meetings, which were conducted by circular.

*
35

Focus on issues of energy policy and strategy. A considerable amount of time was dedicated by the Supervisory Board to discuss changes in conditions underlying energy policy and their impact on the company's future development. The Supervisory Board dealt extensively with the new regulatory framework for the grid-based energy sector and the German Federal Network Agency's first approval of grid fees. Special attention was also paid to the RWE Group's research and development work. R&D is ascribed mounting importance above all in respect of climate protection and emissions trading. The major project is the planned construction of the world's first large-scale, nearly CO_2-free coal-fired power plant.

The RWE Group's strategic orientation and positioning on the market were the main topics at the September 22 and December 13 sessions. In September, the Executive Board presented its concept for the further development of the gas midstream business to the Supervisory Board. The pivotal issue was the grouping of the gas midstream operations of the Group's companies under the newly established RWE Gas Midstream GmbH. In December, the Executive Board presented to the Supervisory Board its strategy for the further development of the RWE Group. Together with the Executive Board, the Supervisory Board discussed the strategy at length, including the expansion of the Group's market position along the value chain and new sales concepts.

Other main topics of deliberation. During the meetings, the Executive Board informed the Supervisory Board in detail of the background and progress of the EU Commission's follow-up sector inquiries in May and December 2006 for possible violations of antitrust law on the European electricity and gas markets.

The Group's revenue and earnings trend as well as its financial situation were also regular topics of deliberation. In its December 13 session, the Supervisory Board dealt with the 2007 budget submitted by the Executive Board as well as the forecast for 2008 and 2009. Where deviations from previous budgets and goals arose, the Executive Board explained them in detail.



Committees. The Supervisory Board has four committees. Their members are listed in the chapter on "Boards and Committees*." These committees are mainly charged with preparing issues and resolutions of the Supervisory Board meetings. In certain cases, they exert decision-making powers conferred on them by the Supervisory Board. During the Supervisory Board sessions in 2006, committee chairmen delivered in-depth reports on the committees' work.

The **Executive Committee** convened four times in the 2006 financial year. Its activity primarily consisted of preparatory work for the Supervisory Board debates. The main subjects of the committee's preparations were the financial statements of the parent company and the Group for fiscal 2005, issues regarding the Group's strategic alignment, progress made by current divestment and acquisition projects, and the corporate budget for 2007.

The ***Audit Committee*** convened five times in fiscal 2006. It discussed the interim results and financial statements of the parent company (RWE Aktiengesellschaft) and the Group at length and prepared the award of the audit contract to the independent auditor. The independent auditor was present at some of the meetings. Debates also centred on the impact of major divestments on the company's balance sheet and tax position, the company's tax strategy and the results of the tax audit, commodity and credit risk management, the effects of the planned transfer of provisions for pensions from the balance sheet*, impairment test methods, and issues pertaining to internal auditing. Deliberations also dealt with the impact of regulation in the grid sector and internal business optimization programmes within RWE Energy.



The ***Human Resources Committee*** held four meetings. Debates primarily addressed the compensation system and the amount of remuneration paid to members of the Executive Board as well as recommendations for new appointments to the Executive Board.

Once again, in fiscal 2006, there was no reason to convene the ***Mediation Committee***, which complies with Sec. 27, Para. 3 of the German Co-Determination Act.

Explanation of statements made in compliance with Sec. 289, Para. 4 and Sec. 315, Para. 4 of the German Commercial Code. We have commented on the disclosure mandated by Sec. 171, Para. 2, Sentence 2 of the German Stock Corporation Act and Secs. 289, Para. 4, and 315, Para. 4 of the German Commercial Code in the review of operations on page 73 of this annual report as follows:

The composition of the company's subscribed capital, namely the non-voting preferred shares issued by RWE, complies with statutory regulations and the articles of association and is self-explanatory. In accordance with legal requirements, RW Energie-Beteiligungsgesellschaft informed us in October 2002 that it held a 10.94% share of voting stock in our company at the time. The authorization to conduct share buybacks, the clause governing changes in control over the syndicated credit line, and the compensation provisions of the 2005 long-term incentive plan (Beat) comply with generally accepted standards for German companies geared towards the capital market.

Financial statements for fiscal 2006. The financial statements of the parent company, which were prepared by the Executive Board in compliance with the German Commercial Code; the financial statements of the Group, which were prepared in compliance with International Financial Reporting Standards (IFRSs); the combined review of operations for RWE Aktiengesellschaft and the Group; and the accounts were scrutinized by PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and were issued an unqualified auditor's opinion. The auditors were elected by the AGM on April 13, 2006, and commissioned by the Supervisory Board to audit the financial statements of RWE AG and the Group. Documents supporting the annual financial statements, the annual report and the auditor's audit report were submitted to all the members of the Supervisory Board in good time. The Executive Board also commented orally on the documents in the Supervisory Board's balance sheet meeting of February 21, 2007. The responsible auditors attended the meeting, presented the material results of their audit, and were available to answer questions. In the run-up to the balance sheet meeting, during its session on February 20, 2007, the Audit Committee concerned itself in depth with the financial statements and audit reports and recommended that the Supervisory Board approve the financial statements as well as the appropriation of profits proposed by the Executive Board.

The Supervisory Board thoroughly reviewed the financial statements of RWE Aktiengesellschaft and the Group, the combined review of operations for RWE Aktiengesellschaft and the Group, and the proposed appropriation of distributable profit. No objections were raised as a result of this review. As recommended by the Audit Committee, the Supervisory Board approved the auditor's results of the audit of both financial statements, and it adopted the financial statements of RWE Aktiengesellschaft and the Group for the period ended December 31, 2006. The annual financial statements are thus adopted. The Supervisory Board concurs with the appropriation of profits proposed by the Executive Board, which envisions a dividend payment of €3.50 per share.

Changes in personnel on the Supervisory and Executive Boards. The tenure of the shareholder representatives on the Supervisory Board ended on conclusion of the Annual General Meeting on April 13, 2006. Ms. Dagmar Mühlenfeld, Dr. Paul Achleitner, Carl-Ludwig von Boehm-Bezing, Dr. Thomas R. Fischer, Heinz-Eberhard Holl, Dr. Gerhard Langemeyer, Dr. Wolfgang Reiniger, Dr. Manfred Schneider and Prof. Karel Van Miert were re-elected. Dr. Dietmar Kuhnt retired from the Supervisory Board. Prof. Dr. Ekkehard D. Schulz was newly elected to the Supervisory Board. At the end of the Annual General Meeting on April 13, 2006, the employee representatives Messrs. Berthold Huber, Bernhard von Rothkirch, Klaus-Dieter Südhofer and Jürgen Wefers retired from the Supervisory Board. They were succeeded by Messrs. Sven Bergelin, Werner Bischoff, Heinz Büchel and Erich Reichertz. Ms. Simone Haupt as well as Messrs. Frank Bsirske, Wifried Donisch, Dieter Faust, Günter Reppien and Uwe Tigges were re-elected. The tenures of Dr. Thomas R. Fischer as Chairman and Mr. Frank Bsirske as Deputy Chairman were confirmed in the Supervisory Board's con-



stituent meeting on April 13, 2006. The committees* were re-staffed. At the end of August 8, 2006, the employee representative Mr. Wilfried Donisch retired from the Supervisory Board. As of August 9, 2006, he was succeeded by Ms. Dagmar Schmeer, who had been elected substitute to Mr. Donisch at the meeting of delegates on March 2, 2006.

The Supervisory Board thanks the exiting Supervisory Board members for their committed and constructive cooperation and their dedication for the benefit of the company.

In its December 13, 2006, meeting, the Supervisory Board appointed Dr. Rolf Pohlig and Dr. Ulrich Jobs to the Executive Board of RWE Aktiengesellschaft effective January 1, 2007, and April 1, 2007, respectively. As of the end of the day on April 30, 2007, Dr. Klaus Sturany and Jan Zilius will retire from the Executive Board in compliance with the company's age limit. The Supervisory Board thanks both of these gentlemen for their years-long successful commitment and the service they rendered the RWE Group.

The Supervisory Board thanks the Executive Board and the RWE Group's entire staff for the work they did in 2006. With their commitment and expertise, they made a decisive contribution to the company's economic success.

Essen, February 21, 2007

The Supervisory Board

Dr. Thomas R. Fischer
- Chairman -

Corporate Governance

Responsible, transparent corporate governance oriented towards creating added value sustainably has always been extremely important to RWE. This is why we continue to comply with all of the recommendations of the current version of the German Corporate Governance Code.

As in previous years, we comply with all of the recommendations of the German Corporate Governance Code.

Comprehensive implementation of the Code. In 2006, the German Government Corporate Governance Code Commission decided to make further amendments to the Code. They were occasioned by the law on the disclosure of executive board compensation (VorstOG), which entered into force in August 2005, and the law on corporate integrity and modernization of the right of contestation (UMAG), which was enacted in September 2005. The adjustments to the Code became effective on July 24, 2006. RWE had already largely complied with the legal requirement to publish executive board remuneration a year earlier. This conformity was voluntary, as the requirements were not yet mandatory for the 2005 financial statements. Therefore, hardly any adjustments needed to be made for this year's compensation report. RWE thus continues to put into practice all of the recommendations and—with just a few exceptions—the suggestions for voluntary action included in the Code. We are therefore issuing another unqualified statement of compliance this reporting year (see page 108).

The following is a list of noteworthy issues regarding our corporate governance practice:

- In fiscal 2006, no material transactions were concluded between RWE AG or a Group company and an Executive Board member or related party. Furthermore, no contracts were concluded between the company and members of the Supervisory Board. Executive Board and Supervisory Board members had no conflicts of interest.

- Executive Board members purchased RWE shares again in 2006. As in the previous year, they were acquired to satisfy the requirement for RWE Executive Board members to invest their own money in shares to participate in the 2005 long-term incentive plan (Beat). The following is a breakdown of the transactions:

Transaction date	Name	Reason for mandatory disclosure/position	Type of financial instrument	ISIN	Transaction type (purchase/sale)	Price per share/€	Number of shares
03/29/2006	Harry Roels	Member of the Executive Board	RWE common share	DE 0007037129	Purchase	70.5052	873
03/29/2006	Berthold Bonekamp	Member of the Executive Board	RWE common share	DE 0007037129	Purchase	70.5052	2,262
03/29/2006	Alwin Fitting	Member of the Executive Board	RWE common share	DE 0007037129	Purchase	70.5052	2,737
03/29/2006	Dr. Klaus Sturany	Member of the Executive Board	RWE common share	DE 0007037129	Purchase	70.5052	587
03/29/2006	Jan Zilius	Member of the Executive Board	RWE common share	DE 0007037129	Purchase	70.5052	625

The securities dealings were reported in accordance with Sec. 15a of the German Securities Trading Act and published on RWE's website.

- The number of shares in the company and related financial instruments directly or indirectly held by members of the Executive and Supervisory Boards is below 1% of the shares issued by RWE (Item 6.6 of the Code).



For further information on our corporate governance practices, please turn to our website*. It contains information on the tasks of the Executive Board and Supervisory Board of RWE AG as well as their cooperation, the Group Business Committee (GBC), which was introduced in 2003 to advise the Executive Board, and the Annual General Meeting of RWE AG. Our current and past statements of compliance as well as past corporate governance reports can also be found on the RWE website.

Compensation report. Publishing Executive and Supervisory Board member remuneration has been one of RWE's corporate governance standards since the 2003 financial year. Pursuant to the Code's new recommendations under Items 4.2.5, Para. 1 and 5.4.7, Para. 3, we did this in a separate compensation report as part of the corporate governance report in fiscal 2006 for the first time. Since statements to this effect must also be made in the notes to the annual financial statements and in the review of operations, to avoid repetition, parts of the following compensation report are part of the review of operations.

Compensation model for the Executive and Supervisory Boards (part of the Review of Operations). The compensation of the Executive Board members and the structure of such are established by the Human Resources Committee of the Supervisory Board and reviewed on a regular basis. The objective is to ensure that the Executive Board members are compensated in a manner commensurate with their activities and responsibilities, taking into account their personal performance and the company's business situation, as well as its performance and prospects for the future. The Executive Board members' total cash compensation consists of a fixed component and a variable, performance-related component. Their total cash compensation breaks down into roughly 40% for the fixed component and 60% for the variable, performance-related component. The variable component consists of a company bonus, accounting for 70%, and an individual bonus, accounting for 30%. In the 2006 fiscal year, the company bonus was based equally on the Group's budgeted figures for value added and free cash flow. If the figures budgeted for the fiscal year in question are achieved, the degree to which the target has been achieved is 100%. The company bonus can amount to a maximum of 150%. The personal bonus depends on the achievement of the goals agreed between the Chairman of the Supervisory Board and the Executive Board member at the beginning of the financial year. The maximum degree to which this target can be achieved is 120%. Above and beyond this, Executive Board members receive non-cash compensation and other compensation, consisting primarily of sums reflecting the use of company cars according to German fiscal guidelines and accident insurance premiums. Compensation also includes payment for exercising Supervisory Board mandates at affiliates, which is accounted for as variable compensation in accordance with contractual provisions.

The compensation paid to members of the Executive Board for fiscal 2006 is as follows:

Executive Board compensation in 2006 € '000	Short-term compensation				
	Fixed compensation	Variable compensation	Non-cash and other remuneration	Payment for exercise of mandates[1]	Total
Harry Roels	1,400	2,354	24	120	3,898
Berthold Bonekamp	680	1,087	52	93	1,912
Alwin Fitting	450	728	15	32	1,225
Dr. Klaus Sturany	1,000	1,305	37	80	2,422
Jan Zilius	680	1,111	54	69	1,914
Total	**4,210**	**6,585**	**182**	**394**	**11,371**

1 Income from the exercise of mandates on supervisory boards of affiliated companies is added to variable compensation.

In addition, members of the Executive Board received long-term compensation by exercising stock appreciation rights granted in 2004 as part of the 2002 Long-Term Incentive Plan (LTIP) The individual amounts break down as follows:

Payments from the exercise of stock appreciation rights € '000	Long-term compensation
	LTIP Tranche 2004 (Grant date: 05/25/2004)
Harry Roels	8,363
Berthold Bonekamp	2,787
Alwin Fitting	709
Dr. Klaus Sturany	4,181
Jan Zilius	2,787
Total	**18,827**

In addition, as a long-term incentive, members of the Executive Board received variable compensation in the form of performance shares, as part of the 2005 long-term incentive plan (Beat). A condition for the granting of performance shares is an investment by the Board members in the form of RWE shares. This investment is equal to one-third of the value of the performance shares granted after taxes. Any necessary notifications of directors' dealings in relation to this were submitted and published.

As of January 1, 2005, the Beat programme replaced the 2002 Long-Term Incentive Plan (LTIP). The Beat programme recognizes the lasting contributions made by executives to the company's success. The company's performance is measured using Total Shareholder Return (TSR)—which covers both the development of the share price and reinvested dividends—in comparison to the TSR of other companies included in the Dow Jones STOXX Utilities Index. Executives entitled to participate in Beat receive a conditional allocation of performance shares every year. A performance share consists of the conditional right to receive a pay-out in cash following a waiting period of three years. If the performance of the RWE share on conclusion of the waiting period does not exceed that of 25% of the Dow Jones STOXX Utilities Index peer group, measured in terms of their index weighting as of the inception of the programme, nothing is paid out. Payment corresponds to the average RWE share price during the last 20 stock market trading days prior to expiration of the programme, the number of conditionally allocated performance shares, and the pay-out factor. The pay-out factor is determined based on the weighting of RWE's TSR compared to Europe's major utilities included in the Dow Jones STOXX Utilities Index. Here, the position occupied by RWE in this comparison is relevant, as are the positions of the other companies. Payment under the 2005 tranche is limited to three times the value of the performance shares as of the grant date and, under the 2006 tranche, to double (for Executive Board members one-and-a-half times) the value of the performance shares as of the grant date.

If during the waiting period there is a change in corporate control, a compensation payment amounting to the product of the price paid during acquisition of the RWE shares and the final number of performance shares shall be granted. The latter shall be determined as per the regulations of the scheme with regard to the time when the bid for corporate control was submitted. In the event of a merger with another company, compensation shall be calculated on the basis of the expected value of the performance shares at the time of the merger, multiplied by the prorated number of performance shares corresponding to the ratio of the total waiting period to the waiting period until the merger takes place.

Performance shares granted under Beat in the year under review break down as follows:

Long-term incentive share-based payment	Beat: 2006 tranche	
	No.	Fair value[1] upon grant € '000
Harry Roels	171,624	3,000
Berthold Bonekamp	57,208	1,000
Alwin Fitting	57,208	1,000
Dr. Klaus Sturany	57,208	1,000
Jan Zilius	38,158	667
Total	**381,406**	**6,667**

1 Waiting period not yet expired.

Executive Board members still hold performance shares from the Beat programme's 2005 tranche from the previous year.

Long-term incentive share-based payment	Beat: 2005 tranche	
	No.	Fair value[1] upon grant € '000
Harry Roels	161,100	3,000
Berthold Bonekamp	53,700	1,000
Alwin Fitting	10,000	186
Dr. Klaus Sturany	80,600	1,501
Jan Zilius	53,700	1,000
Total	**359,100**	**6,687**

1 Waiting period not yet expired.

€ 1,900,000 of the Executive Board's compensation was paid by subsidiaries for mandates exercised on their management boards in fiscal 2006.

In total, the Executive Board received €11,371,000 in short-term compensation components in fiscal 2006. In addition to this, long-term compensation components from the 2006 tranche of the Beat programme amounting to €6,667,000 were allocated. Total compensation of the Executive Board for fiscal 2006 thus amounts to €18,038,000. This sum does not include €18,827,000 in stock appreciation rights granted in 2004 and paid in 2006.

Furthermore, members of the Executive Board received pension commitments (direct commitments), which grant them entitlement to a life-long pension and surviving dependants' benefits. The amount of qualifying income and the level of benefits determined based on the duration of service is taken as a basis for each member's individual pension and surviving dependants' benefits. The ceiling for pension benefits for members of the Executive Board is 60% of the last qualifying income on the day before they turn 61. There are some differences in the pension commitments in terms of the calculation of the level of benefits, the crediting of other pensions and benefits, and the adjustment mode selected for pensions and surviving dependants' benefits.

* 216
* 215

The service cost* of pension commitments in the year under review totalled €1,954,000. As of December 31, 2006, the present value of the defined benefit obligation* was €19,744,000. The following is a breakdown of service costs and the present value of pension benefits, taking into account both age and service life.

Pensions	Age	Expected annual pension benefit at 60[1] € '000	Service cost € '000	Defined benefit obligation € '000
Harry Roels	58	400	1,302	4,653
Berthold Bonekamp	56	324	161	3,646
Alwin Fitting	53	220	80	2,443
Dr. Klaus Sturany	60	269	245	4,146
Jan Zilius	60	302	166	4,856
			1,954	**19,744**

1 Based on compensation qualifying for pensions as of December 31, 2006.

Until December 31, 2004, Executive Board members had the option to convert parts of their variable compensation into a benefit commitment backed by reinsurance coverage. Dr. Klaus Sturany is entitled at the age of 65 to a payment and surviving dependants' benefits currently amounting to €932,000. This entitlement stems from the conversion of variable compensation components which were reported in the previous years' annual reports.

Individually arranged exit agreements were reached with Dr. Klaus Sturany and Jan Zilius with respect to the early end of their mandates on the Executive Board effective April 30, 2007. The agreements contain the following compensation and benefit commitments as redemption for their existing contractual rights. Depending on the remaining terms of their employment contracts, the two gentlemen shall receive individually agreed compensatory payments, determined on the basis of their fixed pay and the redemption of existing contractual rights to bonuses and company cars. Payment for both gentlemen shall be made at the end of April 2007. Performance shares granted until the agreed exit date shall retain their validity, in accordance with plan conditions.

The compensatory payment calculated on this basis owed to Dr. Klaus Sturany as redemption for his employment contract, which has an original term ending on September 19, 2007, amounts to € 943,733. The prorated bonus for the period from January 1, 2007, to April 30, 2007, already determined amounts to € 473,400. As of September 20, 2007, Dr. Klaus Sturany was entitled to a company pension in accordance with contractual arrangements. The compensatory payment for Mr. Jan Zilius for redemption of his employment contract, which has an original term ending on March 31, 2008, amounts to € 1,732,271. The prorated bonus for the period from January 1, 2007, to April 30, 2007, already determined amounts to € 395,250. As of April 1, 2008, Mr. Jan Zilius was entitled to a company pension in accordance with contractual arrangements.

The compensation of the Supervisory Board is set forth in the bylaws and is determined by the Annual General Meeting. Supervisory Board members receive a fixed compensation of € 40,000 for their services at the end of each fiscal year. The sum increases by € 225 for every € 0.01 by which the dividend exceeds € 0.10 per common share. The Chairperson of the Supervisory Board receives three times the total compensation paid to ordinary members, and the Deputy Chairperson receives twice these amounts. If a committee has been active at least once in a fiscal year, committee members receive one-and-a-half times the total compensation and the committee chairperson receives twice the total compensation. If a member of the Supervisory Board holds several offices concurrently, he or she receives compensation only for the highest-paid position. Out-of-pocket expenses are refunded.

Supervisory Board compensation in 2006 € '000	Fixed compensation	Variable compensation	Total
Dr. Thomas R. Fischer, Chairman	120	230	350
Frank Bsirske, Deputy Chairman	80	153	233
Dr. Paul Achleitner	60	115	175
Sven Bergelin (since April 13, 2006)	29	55	84
Werner Bischoff (since April 13, 2006)	43	83	126
Carl-Ludwig von Boehm-Bezing	80	153	233
Heinz Büchel (since April 13, 2006)	43	83	126
Wilfried Donisch (until August 8, 2006)	24	46	70
Dieter Faust	60	115	175
Simone Haupt	55	104	159
Heinz-Eberhard Holl	60	115	175
Berthold Huber (until April 13, 2006)	11	21	32
Dr. Dietmar Kuhnt (until April 13, 2006)	17	32	49
Dr. Gerhard Langemeyer	60	115	175
Dagmar Mühlenfeld	40	76	116
Erich Reichertz (since April 13, 2006)	29	55	84
Dr. Wolfgang Reiniger	60	115	175
Günter Reppien	60	115	175
Bernhard von Rothkirch (until April 13, 2006)	17	32	49
Dagmar Schmeer (since August 9, 2006)	16	30	46
Dr. Manfred Schneider	60	115	175
Prof. Dr. Ekkehard D. Schulz (since April 13, 2006)	43	83	126
Klaus-Dieter Südhofer (until April 13, 2006)	17	32	49
Uwe Tigges	60	115	175
Prof. Karel Van Miert	40	76	116
Jürgen Wefers (until April 13, 2006)	11	22	33
Total	**1,195**	**2,286**	**3,481**

In total, the emoluments of the Supervisory Board amounted to € 3,481,000 in fiscal 2006. Additionally, certain Supervisory Board members were paid compensation of € 194,000 for exercising mandates at subsidiaries.

Statement of compliance in accordance with Sec. 161 of the German Stock Corporation Act. Following an orderly audit, the Executive and Supervisory Boards of RWE AG issued the following declaration of compliance:

RWE Aktiengesellschaft complies with all of the recommendations of the German Government Corporate Governance Code Commission issued in the July 24, 2006, version of the Code. Likewise, from the last statement of compliance on February 21, 2006, to July 24, 2006, RWE Aktiengesellschaft has complied with all of the recommendations of the version of the Code issued on July 20, 2005, and since July 25, 2006, has complied with all of the recommendations of the July 24, 2006, version of the Code.

Essen, February 21, 2007
RWE Aktiengesellschaft

On behalf of the Supervisory Board

Dr. Thomas R. Fischer

On behalf of the Executive Board

Harry Roels

Dr. Klaus Sturany

Energy for the future:

2020

Treading a natural path:
By 2020, the use of energy from renewables should have doubled in the EU—RWE is making an important contribution to achieving this goal.

Whether wind, biomass or water—renewable energy is becoming increasingly important when it comes to supplying people with electricity and heat. RWE uses natural sources of energy wherever economically feasible. A wave power plant is being set up on the Scottish coast, wind farms in France and Spain, and biogas facilities in Germany. This is how we are investing in energy for Europe.


Read more about this in the RWE Special on pages 134 to 140.

ENERGY FROM RENEWABLES:

+ Wind
+ Biomass
+ Water



Successfully competing for the best talent

Only with qualified, motivated employees will we be able to meet the mounting demands of our customers and shareholders over the long term. A corporate culture that fosters goal-oriented thinking and action creates the foundation for this. Projects taking centre stage in addition to training and executive resource development in 2006 were tailored to help improve the work-life balance.

In Fiscal 2006, we trained 90% more people than required to satisfy our own needs.

Again, we trained more people than needed to meet our own needs. Recruiting talented young adults into positions in the energy sector was one of our major objectives last year as well. Roughly 900 teenagers embarked on a training programme with us in 2006—for more than 30 professions in the industrial-technical and general commercial fields. All in all, we had 2,845 apprentices and trainees at the end of the year. Associated expenses in the year under review exceeded €70 million. We thus trained ten times more people than required to satisfy our own needs. In so doing, we are fulfilling our responsibility to society, as well as seizing the opportunity to discover young talent and retain it early on. After the first year of training, we afford especially capable candidates the opportunity to pursue a course of study accompanying their apprenticeship at a university of applied sciences or a job academy.

Launched in 2004 under the motto 'I'll Make It!' our initiative to prepare people for training was well received. Last year alone, we admitted to the programme 88 teenagers, who were unable to find an apprenticeship after graduating from school (as of December 2006). They are prepared for the labour market in a programme lasting up to a year, during which they do project work in skilled trade and complete job application training courses. Initially limited to a maximum of three years, we extended the programme until 2010, owing to the high rate of referrals: On completion of 'I'll Make It!,' about three quarters of the participants found a permanent apprenticeship—generally outside the RWE Group.

Identifying and promoting high potential. We staff management positions from within our own ranks wherever possible and sensible. This enables us to reduce costs incurred to familiarize employees with their tasks and give qualified personnel an incentive to perform to the best of their capabilities. Our standard, groupwide process ensures that we discover and foster suitable candidates. Our executives submit proposals for high-potential staff. To ensure the quality of such selections, proposals must be confirmed by at least one executive at the next highest management level. The result of this assessment determines the nature and scope of the promotion measures. Possibilities run the gamut from personalized development plans and systematic talent fostering to groupwide succession management.

Family-friendly jobs. Job attractiveness is a key factor when competing for high-potential talent. The work-life balance plays an increasingly important role in the job-selection process. Our flexitime models, remote working offers and company-subsidized daycare help our personnel remain dedicated to their profession without neglecting family duties. Our efforts were recognized: In May 2006, RWE AG received certification pursuant to the 'berufundfamilie' ('workandfamily') audit. The patrons of the audit, which was initiated by the Hertie Foundation (a charitable organization) are Germany's Federal Family and Economics Ministries.

In the last five years, we succeeded in nearly halving the accident rate within the RWE Group.

Number of work-related accidents continues to decline. The health of our employees is also dear to our hearts. Our work in this field goes far above and beyond statutory requirements. In August 2006, the Executive Board of RWE adopted a uniform occupational and health safety policy. It calls on all our divisions to determine further steps en route to improving safety at work. One aspect involves including a reduction in accidents in target agreements reached with our executives. Moreover, we launched a comprehensive campaign to inform our workforce of issues pertaining to occupational safety. The campaign is already bearing its first fruit: In 2006, the number of reportable work-related incidents per million work hours dropped from 6.4 to 5.6. We recorded 8.2 accidents for every 1,000 staff members. In 2005, this ratio was 10.6. In the space of five years, we succeeded in nearly halving our accident rate.

Employees benefit even more from their company's success. Success must be rewarded. This is why we have linked employee compensation even more to the company's economic performance. Salaried personnel receive personalized performance-based compensation as well. In addition, our employees can purchase employee shares under favourable conditions. This enhances retention throughout the Group. Last year, 21,659 staff members purchased 460,215 common shares. Our labour force owns approximately 2% of RWE's subscribed capital.


* 103

Long-term performance incentives for executives have gained international importance, since they are an effective tool for bringing shareholder and management interests even more in line with each other. The long-term incentive plan (Beat)* introduced in 2005 creates a uniform, groupwide framework for long-term compensation incentives. Our programme recognizes the success of RWE relative to its European competitors: After a three-year waiting period, executives receive payment only if the performance of the RWE share exceeds that of 25% of its peer companies in the Dow Jones STOXX Utilities Index. With this rule, we have raised the bar for performance-based compensation yet again.

Thinking long term—acting sustainably

Does our strategy do justice to the principles of sustainable corporate governance? This is a question we are increasingly asked—by customers, employees, investors, politicians and other stakeholders. Sustainability plays a key role for us, especially since we are a power utility. After all, we shoulder special responsibility for ensuring supply security, conserving resources and protecting the environment.

Six fields of action for RWE's sustainability strategy. Sustainable management is not in contradiction to returns and efficiency. In fact, it is an essential element in the long-term management of risk and safeguarding the future of a company. Our measures are focussed on six action fields derived from our business model as a power utility and the conditions prevailing on our markets. When we identified these fields of action, we drew on the results of a comprehensive survey among all our divisions and public stakeholder groups. Our sustainability strategy is reviewed regularly, adjusted to new developments, and coordinated with the RWE Group's overall strategy.

Protecting the climate and generating electricity while conserving resources. Climate protection, security of supply and profitability—this is the envisioned triangle to which we are aligning our energy business. It is paramount to the composition of our power plant portfolio, since every source of primary energy has certain pros and cons. We will continue to offset the individual risks in the future through a balanced mix of various energy fuels, running the gamut from nuclear and coal to gas and renewables.

We will make an important contribution to climate protection by replacing old power plants with modern ones.

Our power stations have lifetimes of several decades. This alone explains how important it is for us to do business abiding by the principle of sustainability. The new power plants we build have the highest efficiencies attainable worldwide. This will enable us to conserve resources and make a substantial contribution to reducing carbon dioxide emissions and, in turn, protecting the climate, since CO_2 is a major cause of the greenhouse gas effect. Electricity generated from nuclear power stations is very climate-friendly, since they do not release any CO_2.

At the same time, we are already developing the next generation of coal-fired power stations with efficiencies exceeding 50 %. By comparison, the world average is 31%. For example, the pre-combustion fluidized-bed drying process we will use to produce electricity from lignite will allow us to achieve the same degrees of efficiency as state-of-the-art hard coal power plants. Engineering a nearly zero-CO_2 coal-fired power plant offers new prospects for generating electricity from fossil fuels. This is not just a technological challenge: The transportation and storage of CO_2 also requires public consensus.

We had increased our renewables-based capacity to 1,374 MW by the end of 2006.

Renewables are an integral part of our power generation portfolio. We had 1,374 MW in renewables-based capacity at the end of 2006. We want to increase the share of renewables in our generation mix through additional investments. Here, our preferred option is wind power, with hydro and biomass also playing a role.

Social responsibility. We intend to be a reliable partner to the regions in which we do business. By carrying out large-scale projects, including constructing new power plants and high-voltage lines as well as expanding opencast mines, we are making a substantial contribution to securing and creating jobs. Such ventures can only be implemented with the public's acceptance. This is why, besides maintaining constant dialogue with the parties affected, we always strive to obtain a fair balance of interests.

Several thousand employees participated in our social volunteering programmes with our support.

We are committed to social issues wherever we are active: working with teenagers, advancing education and promoting culture. In 2006, we spent a total of €16 million for philanthropic purposes. The figure for 2006 cannot be compared with those for the prior years, since the methods used to establish it have changed. Two areas of focus are working with young people and educational projects. Accordingly, through the RWE Youth Foundation, we are channelling our efforts towards providing help to young underprivileged people. Moreover, we support our employees' social volunteering, as exemplified by the programmes running under the heading "Active on Site," "Putting Our Hearts in It" and the corporate volunteering programmes in the UK. The main thrust of our work is local projects to protect the environment, promoting mass and handicapped sports, and fostering education. The assistance RWE provides for the charitable work done by its staff is not only financial—the company gives them time off and helps them in organizational matters. One of the standout events was the support provided to the 2006 Soccer World Cup for People with Disabilities. Several thousand employees participated in these programmes. They serve to embed the RWE Group in our regions of activity and engrain within the workforce a feeling of cohesiveness and team spirit. Another way we assume responsibility for these regions is by enabling young adults to launch their careers. Further details of these measures are explained on page 112.

Stakeholder dialogue. We have a diverse array of stakeholders, including customers, investors, personnel, business partners, public authorities and suppliers as well as national and international non-government organizations. We seek open dialogue with them, heed their expectations, and take them into account when we make our decisions. In line with this approach, we ran a forum for conducting dialogue with a wide variety of stakeholders last year for the first time. One of the main subjects of discussion was the RWE Group's climate strategy.

Systematic sustainability management. To shoulder responsibility for the environment and society, we introduced new management structures. The Executive Board at the Group level regularly concerns itself with corporate responsibility (CR) and makes fundamental decisions in this field. Our CR strategy is refined and implemented under the direction of RWE AG's Executive Vice-President responsible for corporate responsibility (Alwin Fitting since 2005) via the CR Coordination Committee, which is made up of the Executive Board members responsible for CR at the divisional level. Division CR officers are in charge of implementation. The Executive Board member responsible for CR and the Coordination Committee receive support from RWE AG's Environmental Policy/CR organizational unit.



Executive Board of RWE AG
Goals
Recommendations
Divisional CR Coordination Committee
Goals
Environmental Policy/CR
Reporting
CR officers
RWE Power
RWE Dea
RWE Gas Mid-stream
RWE Trading
RWE Energy
RWE npower
RWE Systems
Strategic decisions
Operating decisions
• Tracing of relevant issues
• Assessment of RWE's position and recommendations
• Coordination
• Control

RWE advises customers in making careful use of energy: We grant subsidies to household customers who use heat pumps.

Resource efficiency. Efficiency is something we strive for not only in the generation of electricity, but also in terms of its use. Handling energy economically both in one's own company and on the customer's premises helps reduce CO_2 emissions and thus supplements our climate protection strategy. RWE supports the German Energy Agency's (dena) energy efficiency campaign and advises customers in making careful use of electricity and heat. RWE Energy's regional subsidiaries grant subsidies to household customers for using heat pumps. They absorb heat from the environment and convert it into energy for heating purposes.

Nature and landscape conservation. Thanks to the modern filters we use in our power plants and the extensive noise-abatement and dust-protection measures we implement in our opencast lignite mines, we have been meeting the most stringent of environmental protection standards for years. We are dedicated to the conservation of nature and landscapes with the same degree of care. Two measures we are taking to this end are the line maintenance and recultivation of space used for opencast mining that ensure an ecological balance. Case in point: the renaturation of the Inde river in the Rhenish lignite mining region (Germany). In 2006, we spent a total of €690 million to protect the environment. Our environmental spending was 30 % down year on year. The main reason for the decline is the deconsolidation of Thames Water.

RWE Group—expenditure for environmental protection in 2006 (2005) in %


Noise abatement **2** (1)
Waste disposal **2** (1)
Landscape protection **11** (8)
Water protection **26** (46)
31 (26) Clean air
28 (18) Waste disposal

Total €690 million (€984 million)

To Our Investors Review of Operations Our Responsibility RWE Special Consolidated Financial Statements Further Information



RWE—a sustainable investment. Financial markets increasingly expect companies to report on their sustainability strategies in a transparent manner. "Our Responsibility," a publication we released in April last year, along with its associated internet pages* paints a comprehensive picture of the RWE Group's position on sustainability. At informational events and in one-on-ones, our corporate responsibility team regularly conducts dialogue with investors who put together their portfolios, using sustainability as a criterion. The world's leading companies in terms of sustainability are grouped in the Dow Jones Sustainability Index (DJSI). RWE has been listed in the Index without interruption since its inception in 1999. Furthermore, we were included in the Carbon Disclosure Project's (CDP) Climate Leadership Index for the first time in 2006. RWE was ranked best in class in the utilities category. The CDP is a group of big institutional investors, who want to render corporate CO_2 emissions and climate-protection strategies transparent to the financial market.

Energy of the future

RWE's motto for the future is "Invest in innovation and growth." Our enormous capex programme–RWE plans to spend roughly 15 billion euros through 2012 on opencast mines, power plants and grids in Germany alone–will make us Germany's largest single private investor. Projects such as the lignite-fired power station with optimized plant technology scheduled to go live as early as 2010 in Neurath on the Rhine and the world's first large-scale, nearly CO_2-free coal-fired power plant, envisaged to be commissioned in 2014, make RWE the global innovation leader for the major domestic source of energy.

Security of supply and climate conservation are the two major forward-looking issues the energy industry must resolve. By 2020, some 60,000 megawatts of power plant capacity have to be replaced in Germany alone. Germany plans to have 20 percent of its power based on renewables. To find out how RWE intends to play its part, we invite you to read the RWE Special on the following pages.





2010

ENERGY EFFICIENCY

From the power plant to the home

RWE does all it can to make the most efficient use of energy, with a view to preserving the environment. Be it the production of lignite, the generation of electricity, the transmission of power, or consumption in households, commercial and industrial operations, RWE explores many techniques to improve efficiency and thus help protect the environment. Fluidized-bed drying in lignite power plants is just as important an issue as the installation of heat pumps in single-family homes.

August 23, 2006 was extremely important to Angela Merkel: It was the day on which she laid the cornerstone for the new twin unit in the Neurath power station in the Rhineland town of Grevenbroich. It will go online in 2010, as the world's largest lignite-fired power plant, thanks to its 2,100 megawatts of installed capacity. The plant's flagship feature is its 43 percent efficiency rating which places it 12 percentage points above conventional lignite power stations. Besides cutting back on fuel, this will also relieve the Earth's atmosphere of six million metric tons of CO_2 every year.

Another power-saving initiative was launched in October 2006. It had a lower profile, but carries equal weight when it comes to protecting the environment. The Ines 110 project is subsidized by the EU as part of its "Life" environmental programme. Preparatory work is being done in cooperation with plant manufacturer Nexans SuperConductors to test a superconductive circuit breaker, which is currently being developed. From 2009 at the latest, the new superconductor is to act as a circuit breaker to replace complex backup transformers when connecting 110-kilovolt grids. Since this eliminates the need to run the backup transformers, every superconductive circuit breaker will reduce atmospheric pollution by approximately 2,000 metric tons of CO_2 per annum.

Heat pumps of the type RWE contract technicians such as Christoph Weber install in single-family homes do not appear all that important at first glance. However, every new heat pump reduces CO_2 emissions from the generation of comfortable heat by 40 percent. Weber's motto: "We make use of the energy present in the air, earth and water."

From the lignite opencast mine to the socket, RWE, "The Energy Efficiency Company," has the entire value chain in full view. The task at hand is to reduce power consumption and thus cut back on greenhouse gas emissions. Germany has set its sights on an ambitious target, as it aims to be the world champion in energy efficiency by 2020. Japan is the title holder at present. The German Chancellor charged the nation with reducing energy usage by 40 percent by 2020, compared with 1990 levels. This is more than the European Commission is asking of the 25 EU member states in its green paper entitled "Energy Efficiency: Doing More with Less."

»The technique we have developed to use internal exhaust heat in fluidized-bed drying grinds lignite as finely as flour before drying it. This improves combustion efficiency by four percentage points.«

Hans-Joachim Klutz, Head of Engineering at RWE Power in Cologne



Efficient from the get-go

RWE's Rhenish lignite mines rank among the largest in the world. Drawing on cutting-edge techniques and smart ideas, RWE saves enough energy to power a small town. Savings achieved in the Hambach opencast mine—where RWE produces 40 million metric tons of lignite each year—benefit from the optimization of transport facilities, totalling roughly 3,500 megawatt hours, or the amount of electricity used to power 1,000 homes every year.

A technician aligns nozzles in a fluidized-bed drying unit, which will circulate ground lignite in the boilers. Heat pipes heat up the lignite dust, thus extracting water from it. Later on, this process will improve the power plant's efficiency by four percentage points.



Fortunately, Germany doesn't have to start from scratch: over the last 15 years, the country curbed power consumption per unit of gross domestic product about a fifth. But the country still has substantial potential. According to estimates by the German Energy Agency, dena, German industry could reduce energy usage by 20 percent, and homes could achieve a hefty 45 percent drop. And RWE's always there to lend a helping hand: businesses can avail themselves of a host of services to save energy, running the gamut from contracting to utility management. What RWE does for contracting customers is take over their facilities and manage them on commission. A case in point is our heating service. By the end of 2006, RWE had installed 650 heating units with a combined capacity of 105 megawatts and a total output of 280 gigawatt hours per year. In the field of utility management, RWE Key Account Contracting handles the management of gas, water and power deployment and usage, with a view to improving efficiency.

And household customers need not fear they might be left out: RWE actually offers bonuses to energy savers (see "Climate protection begins at home").

RWE sets a good example. The conveyor belts in use throughout its opencast lignite mines have been running on new carrier castors since last year, resulting in an energy saving of five percent. Moreover, since the belts, which are often several kilometres long, are now capable of turning corners, the need for cross-loading has been eliminated. The upshot is another two percent in energy savings.

However, our single-most important project is still the Neurath lignite power station, featuring optimized plant technology. The engineering work was done by RWE specialists and a host of suppliers in the steel, turbine construction and systems engineering sectors. The resulting technology has been in use in the Niederaussem power plant since 2003. Now it is being put into practice on an even larger scale.

Efficiency is enhanced through an extensive chain of improvements: higher steam temperatures and higher pressure drive the turbines, which are fitted with advanced design turbine blades. Added benefits are the use of exhaust heat and the reduction in electricity consumption in power plant operations.

But this is far from exhausting the ingenuity of our engineers. The next step has already been prepared—from 2008 onwards, lignite used to fire the Niederaussem facility will be pre-dried using the fluidized-bed method, making use of internal exhaust heat. This technique will generally raise the plant's efficiency by about another four percentage points. The lignite is first ground to a fine powder, with particle sizes of no more than a millimetre—"as fine as flour," says Hans-Joachim Klutz, head of engineering at RWE Power in Cologne. Afterwards, the powder is fed into the fluidized bed dryer, which has a cross-sectional area of eight by eight metres, with integrated heat exchange pipes heated with steam. Water vapour is blown onto the coal particles, causing them to flow like a liquid around the heat pipes. In the process, they are heated to approximately 110 degrees centigrade and the water evaporates from the lignite particles. Part of the evaporated water is fed back into the dryer and used again to fluidize more lignite. The other part is used to heat the dryer or the power plant boiler's feed-water. This is what we mean by "using internal exhaust heat." Once dried, the powder is fed into the utility boiler for combustion, achieving an increase in efficiency. This interplay of technologies will turn the RWE power plant into the world champion of lignite efficiency.

RWE is involved in engineering power plants capable of withstanding internal temperatures of up to 700 degrees centigrade—nearly 100 degrees more than they do today. The first material trial runs are already underway in a unit of the Gelsenkirchen-Scholven power station, which produces power for RWE. Dr. Johannes Heithoff, head of research at RWE, is certain: "In 2020, we will commission the first lignite-fired power plant with an efficiency of more than 50 percent."

The German government is certain to send a representative to the groundbreaking ceremony for this environmental milestone.

»We have steadily expanded the utility services we offer our **industrial customers.** *We take advantage of numerous ways to make efficient use of energy, while conserving resources. Close cooperation between our electricity and gas sales operations as well as the contracting business enable a host of synergies.«*

Thomas Birr, General Manager, RWE Key Account

Superconductors

Superconductive circuit breakers (SCBs) are actually a paradox in and of themselves. They transmit electricity beautifully, but they also prevent electricity from flowing when it shouldn't. This enables SCBs to transmit electricity through interconnectors with virtually no losses. However, they heat up as soon as a short circuit occurs, which causes them to lose their conductivity and drop the connection. This eliminates the need to deploy the two transformers required today to connect 110-kV subgrids.



»Heat pumps reduce heating costs by about 60 percent, provide environmental relief, and earn you a 500 euro bonus.«

Beate Klute-Mau, Head of the Münster Sales Region, RWE Westfalen-Weser-Ems



Climate protection begins at home

Light or heat: Germans simply can't get enough of either. Only US residents use more energy. Interestingly enough, it's the small tricks that help light up your home and keep it warm using less energy. After all, it's still true that the cheapest electricity is the electricity that isn't used in the first place.

Hobby chefs are actually in the know: every pot needs a lid. It's a real shame that, all too often, this rule is forgotten in the heat of the moment. In fact, cooking with a closed pot reduces power consumption by two thirds. This results in savings of at least 20 euros for a cooker alone, which uses an average of 575 kilowatt hours of electricity per year in a four-person household.

And the list of power-gobblers goes on: TV sets in standby mode, dishwashers run on full cycle with just a handful of dirty plates, overhead lights that use 60 watt bulbs instead of the mere 12 watts needed by an energy saving bulb, etc. One can easily cut electricity consumption throughout one's home. The potential for savings is immense. After all, a one-person household consumes 1,800 kilowatt hours of electricity a year, excluding energy used for hot water. A three-person home consumes some 5,000 kilowatt hours. RWE is there to help people come up with the best possible strategy. The self-help guide entitled "Save Energy Now" contains numerous pointers for household customers. Furthermore, RWE consultants lend customers power gauges that help them sniff out the power gluttons that live in their homes.

Heaters are the biggest power users, as they account for more than half of the energy bill. It pays off to install a heat pump particularly in homes with good insulation and under-floor heating. This investment can roughly halve annual energy costs. Earth heat pumps cost approximately 18,000 euros, making them about 10,000 euros more expensive than modern condensing value boilers, but thanks to the reduction in operating costs they achieve, they are a worthwhile investment. They limit power consumption to the electricity needed to run the pump. Energy required for heating comes for free from the earth or, when using air heat pumps, from the atmosphere. Added bonus: users receive state subsidies as well as a 500-euro bonus from RWE for installing the pumps. This essentially makes heat pumps a zero-cost investment for the first year. In addition, they provide relief to the environment. Compared to an oil heating system, CO_2 emissions are reduced by approximately 40 percent.


1
2
3
1 Earth probe
2 Earth collector
3 Air heat pump

Be it via groundwater, soil or air, all heat pumps work based on the same principle: they take advantage of differences in temperature to heat water for heating systems or immediate consumption.



2012

INTERVIEW WITH HARRY ROELS

»We plan for future generations«

RWE's CEO is committed to Germany Inc. He explains how far into the future he has to look when making investments today, demands that policymakers establish a clear framework, and banks on renewable energy being able to survive on the market without subsidies.

Mr. Roels, your group put in an outstanding performance last fiscal year. Is that reason to be proud?
Roels: What this proves most of all is that our employees have done outstanding work. And this is something that I'm proud of.

Aren't you worried that the debate surrounding allegedly exorbitant prices and "monopolistic" profits earned by energy groups may be revived?
Roels: I do indeed have qualms about this debate, because it pays no regard to the economic facts. We don't set prices haphazardly. In fact, wholesale prices are determined on the EEX energy exchange in Leipzig by the year, the month and the hour. They serve as a guideline for us. Our profits serve to fulfil our investors' return expectations. In this context, RWE is committed to a long-term, value-oriented corporate strategy that serves the interests of our owners. Our employees and our customers benefit from this as well. But most importantly, we rely on our profits to make investments in the supply of energy within Germany and Europe.

»Germany is in need of an energy concept built on foundations that remain viable until at least 2020«

Nevertheless, Germany's Economics Minister believes our electricity prices jeopardize the survival of Germany Inc.
Roels: It's the Economics Minister's job to concern himself with the future of Germany as a place to do business. But let's not forget that electricity prices—excluding state fees and taxes—paid by industry last year were roughly the same as in 1998, the year in which the energy market was liberalized. So the situation can't be all that alarming. Again, we don't establish the prices. They're driven by the rise in energy costs on the world's markets, increases in taxes and levies, and climate-protection measures such as the introduction of CO_2 certificates, which also have an impact on the price of electricity. Furthermore, the mounting shortage of generation capacity in Germany and our neighbouring countries is already being felt. We must stop pointing fingers and initiate an all-encompassing dialogue on the future of energy supply in Germany. The only way to achieve this is to take stock—free of ideological preferences and prejudice.

At least agreement has been reached on improving energy efficiency and thus reducing power consumption.
Roels: And we literally support this from A to Z, from the mining of lignite and generation of electricity to consumption at the customer's end. Our most important project is the construction of the new lignite-fired power station with optimized plant technology. Its 43 percent efficiency will give us world-class status. We will emit some six million metric tons of CO_2 per year less than plants that will be replaced. And further improvements are in the offing, thanks to new techniques such as fluidized-bed drying using internal exhaust heat developed by our very own

»The political framework allowing, we will roll out the biggest capex programme in our company's history by 2012«



engineers. The joint efforts we are putting into conserving energy don't mean for a moment that we don't need an energy concept built on foundations that remain viable until 2020. After all, by then we will have to replace a total of 60,000 megawatts of capacity installed in Germany's power plants.

Aren't you overtaxing politicians with this?
Roels: Political conditions allowing, we want to roll out the biggest capex programme in our corporate history. We intend to invest up to 25 billion euros by 2012, of which 15 billion have been earmarked for power stations, opencast mines and grids in Germany alone. This is a clear pledge to Germany Inc. and will safeguard a large number of jobs. In turn, it is up to the policymakers and society to create reliable conditions to safeguard these investments. We're planning to build a nearly CO_2-free coal-fired power plant. It is scheduled to go online in 2014 and generate electricity beyond the middle of the century. You see, we plan for future generations, so 2020 is just a milestone.

Do you think the CO_2-free power plant has a chance of success?
Roels: We're absolutely convinced it does. And we have plans to construct the world's first large-scale plant with integrated coal gasification and CO_2 separation and storage. Besides representing a major step en route to converting energy in an environmentally friendly manner using state-of-the-art technology, it underscores our aspiration to be the technology leader, above all as regards producing electricity from coal. But we need political support for this. When it comes to protecting the environment, the power utilities' commitment isn't enough. Society has to make its own pledge to the cause as well.

Does that mean that RWE is relying on coal as a source of energy?
Roels: We're banking on a broad energy mix building on all available energy sources, without ruling out a particular energy fuel for ideological reasons from the onset. Every primary source of energy, including renewables, plays its part and is justifiably included in this mix. However, for reasons of supply security and competitiveness, lignite and hard coal will maintain their dominant status for several decades to come. Let's not forget that Germany still has enough domestic lignite to cover demand for more than 200 years and we're mining it without subsidies.

»We're banking on energy from renewables being able to stand up to the competition«



»We benefit from open borders since Germany has come to be a net exporter of electricity«

How much weight do you accord to renewables-based energy in your plans?
Roels: To us, they're a key component in the supply of energy and we support the EU's goal to double renewables' share in electricity generation in the next 15 years. We will make a major contribution to achieving this aim by investing 650 million euros over the next five years. However, renewable energies must prove their mettle against the competition. This is why we demand that an end be put to the over-subsidization of individual energy sources and that Europe's systems of subsidy be harmonized.

What role does innovation play in energy policy?
Roels: The role it plays is definitely too insignificant. Measured against gross domestic product, Japan and the US spend much more on research in the energy sector than Germany does. This is all the more surprising, given that this is the key to reducing consumption, thus lowering costs and scaling back emissions. Especially when it comes to enhancing efficiency and conserving the environment, there's no way around innovation. The heart of our innovation campaign is the nearly CO_2-free coal-fired power plant. We want to invest about a billion euros in it.

How far have we come in creating a European energy market?
Roels: We still have a long road ahead of us. The European Commission is right to urge us to accelerate integration. Decisive steps in this direction are the upgrading of infrastructure at the borders, clear rules for energy trading, and open access to markets. This is also in our best interest, since Germany has become a net exporter of electricity. In addition, improvements achieved in this field would put an end to the allegations of exaggerated market consolidation and lack of liquidity on the markets.

Germany isn't the only country facing an impending surge in investment in new power plants. Will this reduce electricity prices over the long term?
Roels: We are facing up to competition and promoting it. A substantial portion of the capital that we spend on the grid allows access to new players. As it already does today, the market will decide the impact this will have on prices. But competition will not be able to change fundamental factors such as rising commodity prices, grid fees, taxes and levies for climate protection.




2014

CLEAN COAL

Washing, separating & storing

Coal is the world's most important source of energy, with consumption rising year after year. Seeking to reduce emissions from combustion nearly entirely, RWE plans a bold move. Using cutting-edge techniques, carbon dioxide will be separated and captured so that it can then be stored safely. The nearly zero-emissions power plant will be made possible thanks to clean coal technology.

The test benches of the German Aerospace Centre (DLR) in Cologne are normally used to check aircraft and rocket engines for output, consumption and durability. But a different type of turbine has been running in DLR laboratories for a year now: gas turbines for next-generation power plants, which burn hydrogen-rich gas obtained from coal. "The ignition characteristics of these turbines resemble those of rockets," says Dr. Peter Moser, who works on RWE Power's research team. He and his colleagues provide assistance to the people working at DLR.

Wolfgang Apel, head of the Geo Support Centre at RWE Dea in Hamburg, is also tracking the progress made in Cologne. His task complements the work done by his colleagues: he has teamed up with geophysicists, petrophysicists, storage experts and IT professionals to explore ways of storing CO_2 underground using databases and calculation models.

Moser and Apel are working on one of RWE Group's most significant future-oriented projects: the nearly CO_2-free coal-fired power plant. If everything goes according to plan, the power station will go live with an installed capacity of 450 megawatts in 2014. The capex budget is expected to amount to a billion euros. In addition, it will open up entirely new prospects for lignite which has served as the source of roughly 25 percent of Germany's electricity generation in the past.

The nation's key energy source may be capable of producing power essentially free of emissions.

The challenge is huge. The engineers have to find a way to prevent CO_2 released during the process from escaping into the air. This means they have to capture it. In principle, there are three ways to do this: extract the carbon dioxide before combustion of the gas which has been produced from the coal using the IGCC (Integrated Gasification Combined Cycle) method, or separate it after combustion using the oxyfuel technique (burning the coal using purified oxygen) or by washing the CO_2 out of the flue gases.

"We're going with the IGCC method in our new power plant, because we believe this represents the most advanced technology and allows for the highest degree of flexibility," explains Peter Moser. Instead of being combus-ted immediately, the coal is first converted to H_2-rich gas. Once the CO_2 has been captured, the gas, which is free of carbon dioxide, is then fed to a turbine of the type which is currently being tested at DLR in Cologne (see figure below).

The disadvantage: the method is complex and uses energy. It reduces the efficiency of a modern lignite-fired power plant—presently 43 percent—by ten to twelve percentage points. "Converting the coal to gas costs us three to four percent alone," says Moser. However, this is



Gasification
Gas processing and CO_2 capture
Power generation
Air fractionation
Gasifier
Raw gas cooling Dust removal
Sulphur capture
CO conversion
CO_2 capture and compression
Gas turbine
Waste heat boiler and steam turbine
Cooling tower
Air
N_2 to the gas turbine
O_2
Raw gas CO + H_2 + ...
CO + steam → CO_2 + H_2
Purified gas CO + H_2
H_2-rich gas
Steam
Fuel options:
Lignite
Dryer
Hard coal
Biomass
Waste
Steam
CO_2 + H_2
To sulphur processing
Water
Dust re-cycling
To pro-cessing
CO_2 to storage
N_2
Electricity
Air
Electricity

First you capture it ...

In a power plant with an integrated gasification combined cycle, coal is not burned immediately. Instead, it is heated to a very high temperature and subjected to a pressure of approximately 35 bar in a gasifier, which thereby converts it to a gas that mainly consists of carbon monoxide (CO) and hydrogen (H_2). Water vapour is used to convert the CO into H_2 and CO_2 via a "shift reaction". Membrane-based methods are then employed to remove the CO_2 from the hydrogen and capture it separately.

a shortcoming the RWE researchers won't give in to. Using new materials and process engineering, they intend to increase the efficiency of IGCC power stations back up to at least 40 percent.

But our engineers are seeking ways to capture carbon dioxide in power stations using conventional coal combustion processes as well. When employing the CO_2 washing technique, the good old smoke stack is complemented by a washing tower, in which solvents such as amines absorb the greenhouse gas and redirect it to a separator. Here the amines are heated, upon which they release CO_2. The solvents are then reintroduced into the washing tower, and more carbon dioxide is captured.

After this, the CO_2 has to be transported to a safe storage facility. Saline aquifers are the most suitable option. They are deep sandstone formations containing saltwater. The rock has enough pores to absorb the CO_2. "The method itself is both known and proven," says Apel: "It just comes down to finding the right location." In aquifers, the CO_2 is deep enough to be kept under sufficient pressure to ensure that it remains supercritical, i.e. in liquid state. A sealing layer must be present to prevent the CO_2 from rising to the surface. Last, but not least, the aquifer has to be big enough to accommodate the CO_2 captured from a power plant with a lifetime of, e.g. 40 years. The aquifier can extend over several square kilometres. And for economic reasons, the storage site should be situated close to a suitable power plant.

Apel and his team's search is presently focused on northern Germany and south of the North Sea. These regions have suitable geological conditions. Appropriate sites are to be shortlisted by 2008. The next step will entail conducting sophisticated seismological studies to create special three-dimensional simulations in concert with the German Federal Institute for Geosciences and Natural Resources. The 3D information will help the scientists detect tectonic faults. Storage durations of several thousand years are only possible if the site is stable. RWE plans to submit a proposal for a location in 2008 and hopes that it will have received all the permits required to begin construction by 2010.

However, the venture will succeed only if, beside the technical requirements, the legal framework has been established and the construction permits for the IGCC power plant and CO_2 storage are in line with each other.

The nearly CO_2-free power plant represents a bold step for RWE on its way to achieving substantial reductions in greenhouse gas emissions. But RWE cannot go down this road alone, without the support of policymakers and society.

... *and then you store it.*

Once captured, the CO_2 must be put in safe storage to prevent it from escaping into the atmosphere. Saline aquifers are a suitable option. These are deep sandstone formations containing saltwater. The concept of storing gaseous substances in these types of porous formations isn't novel. In fact, this method of storing natural gas has been in practice for years.



Aquifers extend over large parts of Europe.

2020

ENERGY FROM RENEWABLES

Treading new paths

Wind, biomass, water and the sun are accounting for ever-larger shares of the electricity we generate. RWE is building biomass-fired facilities, running wind farms in the North Sea, banks on wave power plants in the Atlantic, and is generating electricity from solar energy in Spain. Mission: electricity from renewables that is economically feasible and can be offered at a competitive price.





The Outer Hebrides in northern Scotland are normally associated with sheep farming and stormy weather. This could change in coming years. RWE npower, one of the major UK electricity and gas companies, is investigating the feasibility of building a new type of wave power plant off the coast of Siadar, a small village on the Isle of Lewis. Located in a breakwater-type structure, the electricity turbines would be driven by airstreams created by the waves.

The demonstration project could have a capacity of three to four megawatts-enough to power around 1,500 homes and save up to 6,000 metric tons of carbon dioxide, which would result from the use of fossil fuel. Harnessing the power in waves is a huge challenge, "but we can't afford to turn a blind eye to this source of energy," says Jon Boston, who is spearheading the Siadar project (see the interview "The potential out there is huge").

Siadar would play a small but significant role in mastering a huge challenge: increasing the share of power generated from renewables to 20 percent in both the UK and Germany by 2020. Here in Germany, the ratio is currently nearly twelve percent. But oil and gas are finite resources, making supply security an increasingly pressing issue. Moreover, every single country must use all means necessary to cut down on CO_2 emissions and put a halt to climate change, or at least slow its rate.

Possibilities of achieving this objective abound: wind and hydroelectric power, geothermal energy, biomass and photovoltaics—although some of them must still be improved technologically. Moreover, some of these alternatives cannot be implemented sensibly in the UK or Germany. For instance, photovoltaic technology is costly and only works during daylight hours, thus it is not suitable for widespread use in Europe.

Geothermal energy is a different story. In the fault of the Upper Rhine Graben, the nation's "boiler," groundwater flows at depths of 2,000 to 4,000 metres, at temperatures peaking at 180 degrees centigrade. These are actually ideal conditions for running thermal power stations as in Iceland or Hawaii. RWE specialist Dr. Thorsten Blanke, who had complex drilling work performed in the Upper Rhine Graben fault, however, dampened the euphoria somewhat: "The rocks on the Upper Rhine Graben are not permeable enough to allow the required 100 litres of water per second to be pumped up to the surface." Bottom line: here, large-scale power generation is out of the question for the time being.

RWE is currently focusing on the most cost-effective renewable technologies. Based on present knowledge, wind, hydro and biomass are viable options. In its quest to promote these energy sources, the group will invest 650 million euros over the next five years. But it is also important to consider technologies that are further off (such as wave energy) since these could be important sources of energy in the future.

For RWE, water is not a new source of energy. The Heimbach hydro storage power plant in the Eifel region already set technological standards for producing electricity from water back in 1904. The RWE Group has at



Wave power plants

The force created by the movement of water in the seas and oceans around the world represents an inexhaustible source of energy. So far, we've only been able to take advantage of it using tidal power stations. RWE npower is carrying out studies to assess the feasibility of a wave power plant on the Atlantic coast in Scotland.

»The potential out there is huge«

Interview with npower renewables' Jon Boston, who's in charge of assessing the feasibility of one of the UK's first wave power stations.

Electricity from waves-doesn't that sound like a future fantasy?
Boston: Yes, but it's one that may soon become a reality. We aren't the only ones looking into this. Projects are in the making in Spain, Portugal and Australia, too. Estimates for the future level of global production from wave power vary, but it is clear that the potential in wave energy is too large for us to ignore.

What are the parameters for success?
Boston: As with most projects of this nature, it's the cost-benefit ratio. How much would I have to invest in the wave power station? How much energy will it yield? We're currently carrying out feasibility work to find the answers to these questions. In addition, wave power plants need a favourable coastal formation, and you can't always find this exactly where electricity is in demand. This means that we have to carefully consider the options available to enable grid access for a project.

Why has Siadar been selected as the location for this project?
Boston: The sea is at the optimum depth (seven metres) only a few hundred metres from the shore and has the right type of waves, too: they're powerful, have the right rhythm, and are plentiful, since the area boasts rough weather—a well-known phenomenon. The site was also attractive since the idea for the project was born there. The local fishing community could benefit from the scheme as the technology we are considering would provide shelter for the launching of small boats.

Laymen are surprised at the fact that it isn't the waves themselves, but rather the airstream created by them, that drives the turbines
Boston: The force of waves is so strong that they could destroy a turbine. We believe that we have an advantage by using air turbines, since all the moving parts are out of the water and housed in a secure structure. There are lots of other concepts that we may consider as well, but as a first step we are happy that we have selected one of the safest and most reliable technologies. As I said before, we're still at the beginning, but the potential out there is huge.

Wind power has come to account for five percent of the electricity generated in Germany.

In Germany, the effort that needs to be put into obtaining energy from the sun is much higher than the reward.





Run-of-river power plants have been a major source of electricity in Germany for more than 100 years.

Oilseed, wood, corn, liquid manure, straw, and one day perhaps even algae—a great number of basic commodities lend themselves to producing energy from biomass.

its disposal pumped storage, hydro storage and run-of-river power plants with a combined installed capacity of 3,300 megawatts. But Germany lacks room to extend capacity. The only notable addition will come from the construction of the Albbruck-Dogern power station on the Rhine, in which RWE holds a majority stake, and which will contribute 24 megawatts.

Wind power has almost run out of options in Germany—at least as regards the mainland. While RWE npower builds wind farms in the Irish sea, "we're focusing on Spain and France," says Thomas Leitl, head of engineering for renewables-based electricity generation at RWE Power. Spain has the largest potential, as the country intends to expand its capacity to 20,000 megawatts by 2011. Via its subsidiary Aersa, RWE operates several wind farms with a combined installed capacity of 200 megawatts. And in France, RWE is contributing to setting up the country's largest wind farm, scheduled for completion in 2008.

In Germany, twelve billion kilowatt hours of electricity were produced from biogas last year. This fuel thus accounts for about 20 percent of the country's renewables-based energy. The biggest hurdle is the immense logistic challenge of collecting and transporting biomass to the facilities. RWE's outlook for this source of energy is positive nevertheless. Regenerative feedstock could be planted in recultivated opencast lignite mines.
A 700-kilowatt biogas plant in Neurath near Cologne is already under construction. The fuel of choice here is corn.

As with the wave power station in Siadar, this biogas-fired power plant represents but a small step. But if the pilot projects are successful, entirely new paths can be trodden, with a view to increasing renewables' share in electricity generated.



2020

CLIMATE PROTECTION WORLDWIDE

A global challenge

The conservation of our climate is the challenge of the century—in every region of the world. This is why RWE is doing more than just reducing emissions from its own power plants: we're helping other countries lower emissions as well. The Kyoto Protocol sets forth the methods and options for achieving this goal until 2012. Ideas on how to preserve our climate thereafter are being sought.

Abu Qir Fertilizer Co.'s factory in the vicinity of Alexandria is of great importance to Egypt. Five-and-a-half million metric tons of fertilizer are shipped out of the plant every year. The production problem is that year after year, the factory's sulphuric acid facility used to emit about 4,100 metric tons of laughing gas (N_2O), one of the most harmful greenhouse gases. The effect this has on the climate is 310 times greater than that of carbon dioxide. Annual emissions corresponded to almost 1.3 million metric tons of CO_2, or the exhaust fumes of approximately 500,000 diesel engines travelling 20,000 kilometres. In part thanks to the efforts put in by RWE, this pollution has been history since November 2006. Since then, Abu Qir's production has been virtually emissions-free. A 20-metre tall, 20-ton KruppUhde EnviNOx® catalytic converter eliminates nearly 99 percent of the laughing gas from the exhaust fumes at temperatures exceeding 400 degrees centigrade.

The installation cost some 5.5 million euros. Annual operating costs total around one million euros. This investment was made possible by the fact that the fertilizer plant can now issue emissions certificates, on which many companies in industrialized countries depend. One of them is RWE Power. "By 2012, we will have purchased a total of 2.6 million emissions certificates at a fixed price through this project. Plus, we will receive an option to buy additional certificates at prices linked to the development of an index," explains Dr. Michael Fübi, who, along with his team, negotiated the contracts.

Abu Qir is one of 500 projects worldwide that employ the Clean Development Mechanism (CDM) to slow global warming. The necessary groundwork comes courtesy of the Kyoto Protocol, which dates back to 1997. It spells out the commitment of 38 industrial nations to reduce greenhouse gas emissions in their countries by 5.2 percent from 2008 to 2012, compared to 1990 levels. In the resulting EU Burden-Sharing Agreement of 1998, Germany even pledged to cut back emissions by 21 percent. But efforts to keep climate change at bay must continue afterwards as well. "We have to start thinking beyond the Kyoto Protocol today," demands RWE CEO Harry Roels.

In its quest to achieve climate goals, the European Union predominantly makes use of the emissions trading system. It involves national governments issuing CO_2 emissions certificates to businesses. These emissions allowances fall short of actual expected emissions.

Companies have three options: they can reduce emissions in their own plants, buy additional CO_2 certificates, or see to it that fewer emissions are produced elsewhere. The global climate doesn't really care where the greenhouse gases originate—the warming of the Earth's atmosphere is a global problem. Therefore, chemical enterprises, steel foundries and power producers can also purchase certificates by cooperating with businesses in other industrialized countries (Joint Implementation), or helping reduce emissions in emerging and newly developing countries (Clean Development Mechanism). In fact, CDM projects are all the rage. "The success has come as a surprise," says



Climate protection worldwide, thanks to Kyoto

The Kyoto Protocol has made investing in climate conservation attractive to companies in industrialized nations the world over—from Egypt to the Galapagos Islands. Investors receive credits that they can have converted to emissions certificates, commensurate to the amount of emissions avoided. This helps these nations keep their pledge to reduce greenhouse gas emissions. After all, the world's climate doesn't care where the emissions savings come from.

Janos Pasztor, coordinator of the secretariat of the United Nations Framework Convention on Climate Change (UNFCCC). Headquartered in Bonn, Germany, this UN authority is in charge of approving each and every project and issuing certified emissions reductions (CERs) for CDM activities, which can be submitted in the investor's home country in place of emissions allowances.

RWE is one of the companies active on this market. Michael Fübi has a budget of 150 million euros to invest in projects throughout the world in order to reduce emissions and receive CERs—for JI projects—or ERUs (emission reduction units) in return. RWE specialists are especially keen on projects with which—as in Abu Qir—one can avoid emitting laughing gas. This is because N_2O reductions are a way of achieving major relief for the environment. But activities that capture methane gas from coal mines or cut the amount of carbon dioxide escaping from power stations and district heating plants are of interest. Besides Egypt, RWE has narrowed its search down to countries such as China, India, South Korea and South Africa. Of pivotal importance here are the country ratings which certify that their creditworthiness is solid enough for a long-term investment.

The search for partners isn't easy. Municipalities and factories the world over want to cooperate with companies from industrialized countries, in order to modernize their facilities and partake of the profit made from CERs and ERUs. To help Fübi and his team make even more efficient use of their resources, RWE Power forged a joint venture with Austrian-based Carbon Projektentwicklungsgesellschaft. Austria has long-standing experience in projects for the avoidance of emissions. Indeed, they organized the investment in Abu Qir and are working on a second project. In early 2007 a laughing gas filter was installed in the South Korean chemical plant Hu-Chems—much like in the Egyptian village of Abu Qir. Here too, the savings achieved by 2012 will correspond to almost 1.3 million metric tons of carbon dioxide avoided every year.

However, projects aren't the only way to gain millions of certificates in one fell swoop. By the summer of 2007, three wind power plants, each rated at 800 kilowatts, will have been erected on San Cristóbal, one of the Galapagos Islands. As members of the e8, an initiative of the world's leading power utilities for sustainable energy, RWE is a partner in this project. Renewables-based electricity will thus be introduced to the Galapagos Islands within the scope of the United Nations Development Programme (UNDP). The wind farm will replace some 50 percent of the electricity previously generated using diesel oil. It will thus reduce annual carbon dioxide emissions by about 2,900 metric tons, while mitigating the risk to the ecosystem arising from the transportation of diesel oil. RWE could buy approximately 20,000 CERs.

»We're ahead of schedule«

Interview with Janos Pasztor, coordinator in the UNFCCC's Climate Change Secretariat, on success achieved by climate-protection efforts, his work, and how developments will unfold on the expiry of the Kyoto Protocol in 2012.

Mr. Pasztor, how many tons of carbon dioxide has the Earth been spared since you started your work in autumn 2005?

Pasztor: It isn't easy to figure that out. I can make an estimate at best. The projects we have approved and are reviewing will result in 1.5 billion metric tons in savings by 2012.

That's a huge figure. Does that put you ahead of schedule?

Pasztor: Countries that ratified the Kyoto Protocol made a commitment to scale back CO_2 emissions by approximately five billion metric tons by 2012. Estimates have less than half of this target being achieved in industrialized countries. This leaves 2.5 billion metric tons in savings, which have to be realized by employing flexible climate-protection tools. The lion's share of this will be attributable to the Clean Development Mechanism—an instrument used to ensure environmentally compatible development. As far as the number of projects is concerned, we hit our target for the year back in August. This really surprised us, and it wasn't easy to cope with the large variety of review and registration processes.

What's the role of Joint Implementation, the second flexible mechanism for reducing emissions in concert with other industrial nations?

Pasztor: It plays a much smaller one, because Joint Implementation is limited to a few nations—essentially Russia, the Ukraine and Kazakhstan. We anticipate a total of 120 projects in cooperation with these "Annex 1" countries.

Which countries are investing the most in Clean Development Mechanism projects?

Pasztor: The frontrunners in this category are clearly China, India and Brazil, followed by South Korea, Mexico and South Africa. If you look at the number of projects, you'll see that they're distributed quite well among the countries concerned.

Where does the money for the environmental capex come from?

Pasztor: Funding often comes from the participating countries themselves. This happens with half the projects in China, India and Brazil. Investors make use of the certificates at their own risk. Otherwise, it depends on the extent to which the countries can fulfil their Kyoto commitment of their own accord. Take Austria and Japan: they buy a large number of emissions allowances from CDM projects. Germany plays a lesser role.

How will things progress with CDM projects?

Pasztor: Huge projects achieving five to ten million metric tons in savings will become scarce. In turn, an increasing number of small and medium-sized ventures are appearing on the market. Supply is extremely high, since the countries and companies involved can only benefit from the offers. Demand, however, is limited, because there's a point at which the Kyoto obligations are met.

Thanks to the projects already in the pipeline, a substantial stretch of the road has been travelled. Does this mean your job's done?

Pasztor: Not so fast! The projects have to be supervised while they're being implemented. And a great many companies believe that there will be a follow-up programme after 2012. I don't think we'll have finished protecting the climate in six years.

CONSOLIDATED FINANCIAL STATEMENTS

FURTHER INFORMATION

Consolidated Income Statement of the RWE Group[1]

€ million	Note	2006	2005
Revenue (including natural gas tax/electricity tax)	(1)	**44,256**	**39,487**
Natural gas tax/electricity tax	(1)	1,385	1,301
Revenue		**42,871**	**38,186**
Changes in finished goods and work in progress		86	38
Other own work capitalized		134	95
Other operating income	(2)	1,710	2,323
Cost of materials	(3)	27,440	24,105
Staff costs	(4)	4,900	4,969
Depreciation, amortization, and impairment losses	(5)	2,529	3,278
of which: impairment losses on goodwill		(6)	(759)
Other operating expenses	(6)	5,030	4,289
Income from operating activities of continuing operations		**4,902**	**4,001**
Income from investments accounted for using the equity method	(7)	408	529
Other income from investments	(7)	382	207
Financial income	(8)	2,882	2,401
Finance costs	(8)	4,917	3,982
Income from continuing operations before tax		**3,657**	**3,156**
Taxes on income	(9)	982	1,086
Income from continuing operations		**2,675**	**2,070**
Income from discontinued operations		1,338	385
Income		**4,013**	**2,455**

Minority interest		166	224
Net income/income attributable to RWE AG shareholders		**3,847**	**2,231**
Basic and diluted earnings per common and preferred share (€)	(29)	**6.84**	**3.97**
of which: from continuing operations (€)		(4.46)	(3.28)
of which: from discontinued operations (€)		(2.38)	(0.69)

1 Prior-year figures restated.

Consolidated Balance Sheet of the RWE Group[1]

Assets € million	Note	12/31/06	12/31/05
Non-current assets			
Intangible assets	(10)	14,901	18,551
Property, plant and equipment	(11)	26,034	36,089
Investment property	(12)	225	476
Investments accounted for using the equity method	(13)	2,271	2,617
Other non-current financial assets	(14)	1,684	1,842
Financial receivables	(15)	1,537	1,500
Other receivables and other assets	(16)	1,093	6,815
Income tax assets	(17)	636	
Deferred taxes	(18)	3,618	3,790
		51,999	**71,680**
Current assets			
Inventories	(19)	2,226	2,257
Financial receivables	(15)	2,945	3,155
Trade accounts receivable	(20)	8,876	8,325
Other receivables and other assets	(16)	7,673	11,112
Current tax assets		154	276
Marketable securities	(21)	16,788	10,344
Cash and cash equivalents	(22)	2,794	1,431
Assets held for sale			878
		41,456	**37,778**
		93,455	**109,458**

Equity and Liabilities € million	Note	12/31/06	12/31/05
Equity	(23)		
RWE Group interest		13,439	11,431
Minority interest		672	926
		14,111	**12,357**
Non-current liabilities			
Provisions	(25)	28,632	28,064
Financial liabilities[2]	(26)	15,672	21,458
Other liabilities	(28)	5,021	10,670
Deferred taxes	(18)	3,077	4,873
		52,402	**65,065**
Current liabilities			
Provisions	(25)	5,434	4,784
Financial liabilities	(26)	3,710	5,994
Trade accounts payable	(27)	8,148	7,497
Current tax liabilities		123	86
Liabilities held for sale			533
Other liabilities	(28)	9,527	13,142
		26,942	**32,036**
		93,455	**109,458**

1 Prior-year figures restated.
2 Including €15,233 million in non-current interest-bearing liabilities (previous year: €21,255 million).

Consolidated Cash Flow Statement of the RWE Group[1]

€ million	Note (33)	2006	2005
Income		4,013	2,455
Depreciation, amortization, impairment losses, write-backs		3,025	3,795
Changes in provisions		1,300	-279
Changes in deferred taxes		293	148
Income from disposal of non-current assets and marketable securities		-1,368	-1,005
Other non-cash income/expenses (mainly equity accounting method)		54	-14
Changes in working capital		-534	204
Cash flows from operating activities		**6,783**	**5,304**
Intangible assets/property, plant and equipment/investment property			
Capital expenditure		-4,494	-3,667
Proceeds from disposal of assets		322	197
Acquisitions and investments			
Capital expenditure		-234	-471
Proceeds from disposal of assets/divestitures		7,532	635
Changes in marketable securities and cash investments		-5,597	1,257
Cash flows from investing activities		**-2,471**	**-2,049**
Net change in equity incl. minority interest		-9	-3
Dividends paid to RWE AG shareholders and minority interests		-1,208	-1,070
Issuance of financial debt		7,526	4,361
Repayment of financial debt		-9,257	-6,672
Cash flows from financing activities		**-2,948**	**-3,384**
Net cash change in cash and cash equivalents		1,364	-129
Effects of changes in foreign exchange rates and other changes in value on cash and cash equivalents		-1	34
Net change in cash and cash equivalents		**1,363**	**-95**
Cash and cash equivalents at beginning of the reporting period		1,431	1,526
Cash and cash equivalents at end of the reporting period		**2,794**	**1,431**

1 Prior-year figures restated.

Consolidated Statement of Changes in Equity of the RWE Group[1]

Note (23) € million	Subscribed capital of RWE AG	Additional paid-in capital of RWE AG	Retained earnings and distributable profit	Accumulated other comprehensive income		RWE Group interest	Minority interest	Total
				Currency translation adjustments	Fair value measurement of financial instruments			
Balance at 01/01/05	**1,440**	**1,288**	**6,036**	**-126**	**943**	**9,581**	**874**	**10,455**
Repayment of equity							-3	-3
Dividends paid[2]			-844			-844	-168	-1,012
Other comprehensive income				282	-110	172	56	228
Income			2,231			2,231	224	2,455
Other changes			291			291	-57	234
Balance at 12/31/05	**1,440**	**1,288**	**7,714**	**156**	**833**	**11,431**	**926**	**12,357**
Repayment of equity							-9	-9
Dividends paid[2]			-984			-984	-136	-1,120
Other comprehensive income				64	-899	-835	51	-784
Income			3,847			3,847	166	4,013
Other changes			-20			-20	-326	-346
Balance at 12/31/06	**1,440**	**1,288**	**10,557**	**220**	**-66**	**13,439**	**672**	**14,111**

1 Prior-year figures restated.
2 Due to the reclassification of minority interests to other liabilities as per IAS 32, the total dividends paid do not correspond to the dividends paid to RWE AG shareholders and minority interests as reported in the cash flow statement.

Statement by the Executive Board

The Executive Board of RWE AG is responsible for the completeness and accuracy of the consolidated financial statements and the review of operations of the group, which has been combined with the review of operations of RWE AG.

The consolidated financial statements for the period ended December 31, 2006, have been prepared in accordance with International Financial Reporting Standards (IFRSs) as applicable in the EU. The previous year's figures have been calculated according to the same principles.

Internal control systems, the use of uniform directives throughout the group, and our programmes for basic and advanced staff training ensure that the consolidated financial statements and combined review of operations are adequately prepared. Compliance with legal regulations, the internal guidelines as well as the reliability and viability of the control systems are continuously monitored throughout the group.

In line with the requirements of the German Corporate Control and Transparency Act (KonTraG), our risk management system enables the Executive Board to identify potential risks at an early stage and initiate countermeasures, if necessary.

The consolidated financial statements, the combined review of operations and the report of the independent auditors are discussed in detail by the Audit Committee and at the Supervisory Board's meeting on financial statements with the independent auditors present. The results of the Supervisory Board's examination have been included in the report of the Supervisory Board (pages 96 to 100) of this annual report.

Essen, February 12, 2007

The Executive Board

Roels Bonekamp Fitting Pohlig Sturany Zilius

Basis of presentation

The consolidated financial statements have been prepared in accordance with the IFRSs, as applicable in the EU, as well as in accordance with the supplementary accounting regulations applicable pursuant to Sec. 315a, Para. 1 of the German Commercial Code (HGB). They also comply with the IFRSs effective up to the balance-sheet date.

Changes in equity have been disclosed in addition to the income statement, the balance sheet and the cash flow statement. Statements made in the notes to the financial statements also include segment reporting.

Several balance sheet and income statement items have been combined in order to improve clarity. These items are stated and explained separately in the notes to the financial statements. The income statement is structured according to the nature of expense method.

The consolidated financial statements have been prepared in euros. Unless otherwise specified, all amounts are stated in millions of euros (€ million).

These consolidated financial statements were prepared for the 2006 fiscal year (January 1 to December 31).

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE AG controls directly or indirectly. Principal associates and joint ventures are accounted for using the equity method.

Investments in subsidiaries, joint ventures or associates which are of secondary importance from a group perspective are accounted for in accordance with IAS 39. Subsidiaries which are not included in the scope of consolidation account for less than 1% of the Group's revenue, income and debt. Subsidiaries with negative income or equity are generally fully consolidated.

A collective listing of the Group's investments in accordance with Sec. 313, Para. 2, Nos. 1 to 4 and Para. 3 of the German Commercial Code (HGB) will be published in the electronic Federal Gazette (Bundesanzeiger). Material consolidated investments, investments accounted for using the equity method, and other investments are listed on pages 202 to 204 of this annual report.

Eight companies domiciled in Germany and 18 companies domiciled outside of Germany were consolidated for the first time in the year under review. One hundred and seventy-three companies, 148 of which are headquartered outside of Germany, are no longer included in the scope of consolidation; five companies, two of which are based outside of Germany, were merged. Three associates or joint ventures, including two outside of Germany, were accounted for using the equity method for the first time. 65 investments, which had been accounted for using the equity method in the previous year, including 56 outside of Germany, were sold, merged or were fully consolidated for the first time. First-time consolidation and deconsolidation generally take place when control is transferred.

Scope of consolidation	Germany 12/31/06	Foreign countries 12/31/06	Total 12/31/06	Total 12/31/05
Fully consolidated companies	141	196	337	489
Investments accounted for using the equity method	71	25	96	158

With regards to subsidiaries, the following increases in shareholdings were significant:

- Stredoceská plynárenská, a.s., Czech Republic; increased stake by 14.54 percentage points to 96.68%; €18 million in acquisition costs
- Severoceská plynárenská, a.s., Czech Republic; increased stake by 27.97 percentage points to 100.00%; €46 million in acquisition costs
- Severomoravská plynárenská, a.s., Czech Republic; increased stake by 9.60 percentage points to 67.74%; €21 million in acquisition costs
- Východoceská plynárenská, a.s., Czech Republic; increased stake by 16.52 percentage points to 66.57%; €21 million in acquisition costs
- Západoceská plynárenská, a.s., Czech Republic; increased stake by 47.88 percentage points to 98.00%; €30 million in acquisition costs

A total of €0 million was used to acquire stakes in companies which were consolidated for the first time (previous year: €227 million).

Assets and liabilities held for sale.

All of the assets and liabilities held for sale as of December 31, 2005 were disposed of in fiscal 2006.

Discontinued operations.

As per contract dated October 16, 2006, RWE sold its UK water business to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. Consequently, RWE Thames Water plc, which was previously reported in the Water Division, is reported as a discontinued operation in these financial statements. The following tables present the key figures for RWE Thames Water. In accordance with IFRS 5, the prior-year figures in the income statement have been adjusted; the prior-year figures in the balance sheet and the cash flow statement, however, have not been adjusted.

Key figures for RWE Thames Water € million	2006	2005
Revenue	2,278	2,332
Expenses/Income	-1,806	-1,791
Ordinary income from discontinued operations before tax	472	541
Taxes on income	-142	-136
Income from the disposal	991	
Income from discontinued operations	1,321	405

€ million	2006	2005
Cash flows from operating activities	1,050	997
Cash flows from investing activities	-381	-970
Cash flows from financing activities	139	-179

Closing of the sale of RWE Umwelt to Remondis in fiscal 2005 resulted in supplementary payments, which are reported as income from discontinued operations amounting to €17 million after taxes.

The activities of RWE Umwelt, which were sold as per contract signed on September 28, 2004, were reported as discontinued operations in the 2005 financial statements. The key figures for RWE Umwelt are presented in the following tables:

Key figures for RWE Umwelt € million	2005
Revenue	614
Expenses/Income	-585
Ordinary income from discontinued operations before tax	29
Taxes on income	-15
Income from the disposal	-34
Income from discontinued operations	-20

€ million	2005
Cash flows from operating activities	341
Cash flows from investing activities	-402
Cash flows from financing activities	19

With regard to subsidiaries and investments accounted for using the equity method, the following share disposals were significant:

Subsidiaries:
- RWE Solutions Group (38 fully consolidated companies)
- Harpen Immobilien GmbH & Co. KG, Dortmund

Investments accounted for using the equity method:
- Prazská plynárenská, a.s., Czech Republic
- Déldunántúli Gázszolgáltató Zrt., Hungary

All in all, a net -€7,600 million in non-current assets (including deferred taxes), -€2,011 million in current assets (excluding cash and cash equivalents), -€996 million in cash and cash equivalents and -€10,956 million in non-current and current liabilities were assumed or transferred as a result of the acquisition or disposal of consolidated enterprises.

The total selling price of divested subsidiaries amounted to €7,752 million (previous year: €205 million), which was paid in cash or cash equivalents.

Further information on major share disposals is provided on page 35 in the review of operations.

Effects of changes in the scope of consolidation have been stated in the notes insofar as they are of particular importance.

Consolidation principles

The financial statements of German and foreign companies included in the scope of consolidation are prepared using uniform accounting policies. On principle, subsidiaries with a different balance-sheet date prepare interim financial statements as of the group's balance-sheet date.

Business combinations are reported according to the purchase method. Pursuant to this method, capital consolidation takes place by offsetting the purchase price against the acquired subsidiaries' revalued prorated net assets at the time of the acquisition. Subsidiaries' identifiable assets, liabilities and contingent liabilities are measured at full fair value, regardless of the amount of the minority interest. Intangible assets are reported separately from goodwill if they are separable from the company or if they stem from a contractual or other right. In accordance with IFRS 3, no new restructuring provisions are recognized within the scope of the purchase price allocation. Acquisition costs not allocated to assets, liabilities, or contingent liabilities are capitalized as goodwill. Negative goodwill from first-time consolidation is included in income.

Capitalized goodwill is not amortized. It is tested for impairment once a year or more frequently if there are indications of impairment. In deconsolidation, residual carrying amounts of capitalized goodwill are taken into account when calculating income from disposals.

Expenses and income as well as receivables and payables between consolidated companies are eliminated. Intragroup profits and losses are eliminated.

These consolidation principles also apply to investments accounted for using the equity method, in respect of which recognized goodwill is reported on the balance sheet under investments. This goodwill is not amortized either. If necessary, impairment losses on the equity value are reported under income from investments accounted for using the equity method. The financial statements of investments accounted for using the equity method are also prepared using uniform accounting policies.

Foreign currency translation

In their separate financial statements, the companies measure non-monetary foreign currency transactions at the balance-sheet date using the exchange rate in effect on the date they were initially recognized. Monetary items are converted using the exchange rate valid on the balance-sheet date. Exchange rate gains and losses from the measurement of monetary assets or monetary liabilities in foreign currency occurring up to the balance-sheet date are recognized in the income statement under other operating expenses or income.

Functional foreign currency translation is applied when converting foreign companies' financial statements. In the consolidated financial statements, the balance-sheet items of all foreign companies are translated into euros at the average exchange rate prevailing on the balance-sheet date, since principal foreign enterprises included in the consolidated financial statements conduct their business activities independently in their national currencies. Differences to previous-year translations are reported in other comprehensive income without an effect on income. Goodwill is translated as an asset of the economically autonomous foreign entity at the exchange rate in effect on the balance-sheet date. For expense and income items, the annual average exchange rates are used for foreign currency translation. Annual financial statements of group companies based in a country with hyperinflation are translated according to IAS 29. No material entities were headquartered in a country with hyperinflation in the fiscal year or previous year. When translating the adjusted equity of foreign companies accounted for using the equity method, the same procedure is followed.

The following exchange rates (among others) were used as a basis for foreign currency translations:

Exchange rates	Average		Year-end	
€	2006	2005	12/31/06	12/31/05
1 US dollar	0.79	0.81	0.76	0.85
1 British pound	1.47	1.46	1.49	1.46
100 Czech korunas	3.54	3.36	3.64	3.45
100 Hungarian forints	0.38	0.40	0.40	0.40
1 Polish zloty	0.26	0.25	0.26	0.26

Accounting policies

Intangible assets are accounted for at amortized cost. With the exception of goodwill, all intangible assets have finite useful lives and are thus amortized using the straight-line method. Software for commercial and technical applications is amortized over three to five years; easement agreements in the electricity and gas business generally have useful lives of up to 20 years. Concessions in the water business have terms of up to 50 years. Capitalized customer relations are amortized over a useful life of ten years. Useful lives and methods of amortization are reviewed on an annual basis.

Goodwill is not amortized; instead it is subjected to an impairment test once every year or more frequently if there are indications of impairment.

Development costs are capitalized if a newly developed product or process can be clearly defined, is technically feasible and it is the company's intention to either use the product or process itself or market it. Furthermore, asset recognition requires that there be a sufficient level of certainty that the development costs will lead to future cash inflows. Capitalized development costs are amortized over the time period during which the products are expected to be sold. Research expenses are recognized as expenses in the period in which they are incurred.

An impairment loss is recognized for an intangible asset, if the recoverable amount of the asset is less than its carrying amount. If the asset is part of a cash-generating unit (smallest identifiable group of assets which generates cash inflows that are largely independent of cash inflows from other assets or groups of assets), the impairment loss is calculated based on the recoverable amount of this unit. If this results in the carrying amount of a cash-generating unit to which goodwill was allocated exceeding the recoverable amount, the allocated goodwill is initially written down by the difference. Impairment losses which must be recognized in addition to this are taken into account by reducing the carrying amount of the other assets of the cash-generating unit on a prorated basis. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-back is performed, whereby the increased carrying amount resulting from the write-back may not exceed the amortized cost. Impairment losses on goodwill are not reversed.

Property, plant and equipment is stated at depreciated cost. The borrowing cost is not capitalized as part of the cost. If necessary, the cost of property, plant and equipment may contain the estimated expenses for the decommissioning of plants or site restoration. Maintenance and repair costs are recognized as expenses.

Exploratory wells are accounted for according to the successful efforts method, i.e. expenses for exploration activities are only capitalized for successful projects. For example, only wells which are related to the discovery of crude oil or natural gas may be capitalized. Seismology and geology costs are recognized as expenses.

With the exception of land and leasehold rights, property, plant and equipment is generally depreciated using the straight-line method, unless in exceptional cases another depreciation method is better suited to the usage pattern. The depreciation of typical property, plant and equipment is calculated according to the following useful lives, which apply throughout the group:

Useful life in years	
Buildings	12 - 80
Technical plants	
Thermal power plants	15 - 20
Electricity grids	20 - 35
Water main networks	20 - 100
Gas and water storage facilities	20 - 100
Gas distribution facilities	14 - 20
Mining facilities	4 - 25
Mechanical and electrical engineering facilities	4 - 15
Mining developments	33 - 35
Exploratory wells owned by RWE Dea	up to 28

Property, plant and equipment held under a finance lease is capitalized at the lower of the fair value of the leased asset or the present value of the minimum lease payments, and is depreciated using the straight-line method over its expected useful life or the lease term, whichever is shorter.

Impairment losses for property, plant and equipment are recognized according to the principles described for intangible assets. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-back is performed, whereby the increased carrying amount resulting from the write-back may not exceed the depreciated cost.

Investment property is all real property held to earn rental income or for long-term capital appreciation rather than for use in production or for administrative purposes. This property is measured at depreciated cost. Transaction costs are also included in the initial measurement. Depreciable investment property is depreciated over 12 to 80 years using the straight-line method. Fair values of investment property are stated in the Notes under (12) and are determined using internationally accepted valuation methods such as the discounted cash flow method or are derived from the current market prices of comparable real estate.

Impairment losses for investment properties are recognized according to the principles described for intangible assets. If the reason for an impairment loss recognized in prior years has ceased to exist, a write-back is performed, whereby the increased carrying amount resulting from the write-back may not exceed the depreciated cost.

Investments accounted for using the equity method are initially accounted for at cost and thereafter based on their amortized prorated net assets. The carrying amounts are increased or reduced annually by the prorated profits or losses, dividends distributed and other changes in equity. Recognized goodwill is included in the carrying amount and is not amortized. An impairment loss is recognized for companies accounted for using the equity method, if the recoverable amount is less than the carrying amount.

Other financial assets are comprised of shares in non-consolidated subsidiaries, in associates and joint ventures not accounted for using the equity method, as well as other investments and non-current marketable securities; these assets are nearly exclusively classified as "available for sale". Initially and in the following periods, they are measured at fair value as long as such can be determined reliably. They are initially valued on their settlement date. Unrealized gains and losses are stated as other comprehensive income, with due consideration of any deferred taxes. Gains or losses are recognized in the income statement at the time of sale.

If there are substantive objective indications of a reduction in the value of an asset, an impairment loss is recognized with an effect on income.

Receivables are comprised of ***financial receivables, trade accounts receivable*** and ***other receivables***. With the exception of financial derivatives, accounts receivable and ***other assets*** are stated at amortized cost. Allowances for doubtful accounts are based on the actual default risk. Prepayments received from customers for consumption which is yet to be metered and billed are netted out against trade accounts receivable of the utilities.

Company loans reported under financial receivables are stated at amortized cost. Loans with interest rates common in the market are shown on the balance sheet at nominal value; as a rule, non-interest or low-interest loans are disclosed at their present value discounted using an interest rate that is commensurate with the risks involved.

CO_2 emission allowances are accounted for as intangible assets and reported under other assets. They are stated at cost and are not amortized.

Deferred taxes result from temporary differences in the carrying amount in the separate IFRS financial statements and the tax base, and from consolidation procedures. Deferred tax assets also include tax reduction claims resulting from the expected utilization of existing loss carryforwards in subsequent years. Deferred taxes are capitalized when their realization is guaranteed with sufficient certainty. The amount of deferred taxes is assessed based on the tax rates that are applicable or expected in the individual countries at the time of realization, with due consideration of the tax regulations valid or adopted as of the balance-sheet date. The tax rate used to calculate German deferred taxes is 39.4 %, as in the previous year. This is derived from the 25.0 % corporate income tax rate and the 5.5 % solidarity surcharge, as well as the group's average local trade tax rate in Germany. Deferred tax assets and deferred tax liabilities are netted against each other for each company and/or tax group.

Inventories include all assets which are held for sale in the ordinary course of business (finished goods and goods for resale), which are in the process of production (work in progress – goods and services) or which are consumed in the production process or in the rendering of services (raw materials including nuclear fuel assemblies and excavated earth for lignite mining).

Inventories are carried at the lower of cost or net realizable value. Production costs include full costs directly related to production and are determined based on the normal capacity. Specifically, in addition to directly allocable costs, production costs include adequate portions of required materials and production overheads, including production-related depreciation. The borrowing cost is not capitalized as part of the cost. Assessment is generally based on average values. The usage of excavated earth for lignite mining is calculated using the FIFO method.

If the net realizable value of inventories written down in earlier periods has increased, the resulting reversal of the write-down is recognized as a reduction of the cost of materials.

Nuclear fuel assemblies are stated at depreciated cost. Depreciation is determined by operation and capacity, based on consumption and the reactor's useful life.

Securities classified as current ***marketable securities*** essentially consist of marketable securities held in special funds as well as fixed-interest securities with a maturity of more than three months and less than one year from the date of acquisition. All of these securities are classified as "available for sale" and are stated at fair value. Upon initial recognition, the transaction costs directly associated with the acquisition of the financial asset are included in the initial measurement. These securities are initially measured on their settlement date. Unrealized gains and losses are included in other comprehensive income, with due consideration of any deferred taxes. Gains or losses are recognized in the income statement at the time of sale. If there are substantive objective indications of a reduction in the value of an asset, an impairment loss is recognized with an effect on income.

Financial assets are derecognized when the contractual rights to cash flows from the assets expire or the entity transfers the financial asset. The latter applies when substantially all the risks and rewards of ownership of the asset are transferred, or the entity no longer has control of the asset.

Cash and cash equivalents consist of cash on hand, demand deposits and current fixed-interest securities with a maturity of three months or less from the date of acquisition.

Assets are stated under ***"Assets held for sale"*** if they can be sold in their present condition and if their sale is highly probable. Such assets may be certain non-current assets, asset groups ("disposal groups") or operations ("discontinued operations"). Liabilities intended to be sold in a transaction together with assets are a part of a disposal group or discontinued operations, and are reported separately under ***"Liabilities held for sale"***.

Non-current assets held for sale are no longer depreciated or amortized; they are recognized at fair value less costs to sell, as long as this is lower than the carrying amount.

Results from the valuation of specific assets held for sale and of disposal groups are stated under income from continuing operations until final completion of the sale.

Gains or losses on the valuation of discontinued operations at fair value less costs to sell are reported under income from discontinued operations. The same procedure is applied for profits or losses from operating activities or from the sale of such operations.

The groupwide stock option plans are accounted for as cash-settled ***share-based payment***. At each reporting date, a provision is recognized in the amount of the prorated fair value of the payment obligation; changes in the fair value are recognized with an effect on income. The fair value of options is determined using generally accepted valuation methodologies.

Provisions are recognized for all legal or constructive obligations to third parties which exist on the balance-sheet date and relate to past events, and with regard to which it is probable that an outflow of resources will be required and the amount of which can be reliably estimated. Provisions are carried at the individually most likely outcome and are not offset against reimbursement claims. Provisions based on a large number of similar events are stated at expected amounts.

All non-current provisions are recognized at the most likely outcome that is discounted as of the balance-sheet date. The settlement amount also includes the cost increases to be taken into account as of the balance-sheet date.

For decommissioning, restoration and similar provisions, changes in the estimated timing or amount of the payments and changes in the discount rate are taken into account at the same amount in measuring the existing provision as well as the respective asset. If the decrease in the provision exceeds the carrying amount of the underlying asset, the excess is recognized immediately in profit or loss. Releases of provisions are credited to the same expense account on which the provision was originally recognized.

Provisions for pensions and similar obligations are recognized for defined benefit plans. These are obligations of the company to pay future and ongoing post-employment benefits to entitled current and former employees and their surviving dependents. In particular, the obligations refer to retirement pensions in the form of both basic and supplementary benefits. Individual commitments are based on the differing industry- and country-specific benefit arrangements and are generally calculated according to the employees' length of service and compensation. As benefits, the obligations of US group enterprises for their employees' post-retirement medical expenses are also disclosed under provisions for pensions and similar obligations.

Provisions for defined benefit plans are measured according to the projected unit credit method. This benefit/years-of-service method not only takes into account the pension benefits and benefit entitlements known as of the balance-sheet date, but also increases in salaries and pension benefits to be expected in the future. The calculation is based on actuarial reports, taking into account appropriate biometric parameters. The provision is reduced by the amount of the plan assets. The service cost, i.e. the increase in the obligation related to the service by the employees during the reporting period, are disclosed in staff costs, and the interest cost and expected return on plan assets are reported in the financial result.

Actuarial gains and losses exceeding 10% of the greater of the benefit obligations or the fair value of plan assets are amortized over the anticipated average remaining working lives of the entitled employees, with an effect on income.

In the case of defined contribution plans, the enterprise's obligation is limited to the amount it contributes to the plan. The contributions to the plan are recognized as expenses and disclosed under staff costs.

Waste management provisions in the nuclear energy sector are based on obligations under public law and restrictions stipulated in operating licenses. The amount of provisions recognized for the disposal of spent nuclear fuel assemblies covers the expected costs, in particular reprocessing costs on the basis of contractual agreements and costs for direct final disposal. Thus, the cost of transporting, treating and taking back waste, including the cost of temporary storage are also included in the provisions.

The provision recognized for the decommissioning of nuclear power station facilities is also based on the expected costs. The calculation of expected costs for the post-shutdown phase and dismantling is based on outside expert opinions, working on the assumption that the facilities are dismantled completely.

Furthermore, provisions are created for other waste management measures (management of radioactive operational waste).

Waste management provisions also include the cost of final storage and associated pre-financing costs calculated based on data from the German Federal Office for Radiation Protection. It is expected that these provisions will be used up by 2080.

Provisions for mining damage are recognized to cover recultivation obligations and obligations to restore mining damage that has already occurred or been caused. Such risks and obligations are those that exist as of the balance-sheet date or are identifiable when the balance sheet is being prepared. They must be recognized due to obligations under public law, such as the German Federal Mining Act, and formulated, above all, in operating schedules and water law permits. Provisions are generally recognized based on the increase in the obligation, e.g. in line with lignite production. Such provisions are measured at full expected cost or according to estimated compensation payments.

Furthermore, provisions are made owing to obligations under public law to dismantle production facilities and fill wells. The amount of these provisions is determined on the basis of total cost estimates, which reflect past experience and the comparative rates determined by the German Association of Oil and Natural Gas Production Industry. Similar assumptions for foreign subsidiaries are also taken into account.

A provision is recognized to cover the obligation to return CO_2 emission allowances; this provision is measured at the book value of the CO_2 allowances capitalized for this purpose. If a portion of the obligation is not covered with the available allowances, the provision for this portion of the obligation is measured using the market price of the allowances on the reporting date.

Liabilities consist of ***financial liabilities***, ***trade accounts payable*** and ***other liabilities***. Upon initial recognition, liabilities are stated at fair value. In the periods thereafter, liabilities (except for financial derivatives) are carried at amortized cost. Liabilities from finance lease agreements are measured at the lower of fair value of the leased asset or present value of minimum lease payments.

Deferred income and prepayments from customers are recognized as liabilities under other liabilities. Deferred income includes advances and contributions in aid of construction and building connection that are carried as liabilities by the utilities which are generally amortized and included in income over the term of the corresponding asset. Moreover, this item also generally includes taxable and non-taxable government grants for capital expenditure on non-current assets, which are recognized as other operating income in line with the assets' depreciation.

Upon conclusion of the contract, ***derivative financial instruments*** are initially recognized as assets or liabilities, as of the settlement date. All derivative financial instruments are stated at fair value regardless of their purpose. Changes in the fair value are recognized with an effect on income, unless the instruments are used for hedging purposes. In such cases, recognition of changes in the fair value depends on the type of hedging transaction.

Fair value hedges are used to hedge the risk of a change in the fair value of an asset or liability carried on the balance sheet. Hedges of unrecognized firm commitments are also recognized as fair value hedges. For fair value hedges changes in the fair value of the hedging instrument are stated in the income statement, analogously to the changes in the fair value of the respective underlying transactions, i.e. gains and losses from the fair valuation of the hedging instrument are allocated to the same line items of the income statement as those of the related hedged item. In this regard, changes in the fair value must pertain to the hedged risk. In the event that unrecognized firm commitments are hedged, changes in the fair value of the firm commitments with regard to the hedged risk result in the recognition of an asset or liability with an effect on income.

Cash flow hedges are used to hedge the risk of variability in cash flows related to an asset or liability carried on the balance sheet or related to a highly probable forecast transaction. If a cash flow hedge exists, unrealized gains and losses from the hedge are initially stated as other comprehensive income. Such gains or losses are disclosed in the income statement when the hedged underlying transaction has an effect on income. If forecast transactions are hedged and such transactions lead to the recognition of a financial asset or financial liability in subsequent periods, pursuant to IAS 39 the amounts that were recognized in equity until this point in time are recognized in the income statement in the period during which the asset or liability affects the income statement. If the transaction results in the recognition of non-financial assets or liabilities, the amounts recognized in equity without an effect on income are included in the initial cost of the asset or liability.

Hedges of a net investment in a foreign entity are used to hedge the currency risk from investments with foreign functional currencies. Unrealized gains and losses from hedges are recognized as currency translation adjustments in other comprehensive income until the investment is sold.

IAS 39 sets certain conditions for hedge accounting. In particular, the hedging relationship must be documented in detail and be effective, i.e. the changes in the fair value of the hedging instrument must be within 80 to 125 %, both prospectively and retrospectively, of the opposite change in the fair value of the hedged item. Only the effective portion of a hedge is recognized in accordance with these rules. The ineffective portion of a hedge is recognized immediately in the income statement with an effect on income.

Contracts that were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with the company's expected purchase, sale or usage requirements (own-use contracts) are not accounted for as derivative financial instruments, but rather as executory contracts. If the contracts contain embedded derivatives, the derivatives are accounted separately from the host contract, if the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract. Written options to buy or sell a non-financial item which can be settled in cash are not own-use contracts.

Contingent liabilities are possible obligations to third parties or present obligations, which are not recognized because it is not probable that an outflow of economic benefits will be required to settle the obligations or the amount of which cannot be measured reliably. On principle, contingent liabilities are not recognized on the balance sheet. The amounts disclosed in the notes correspond to the exposure at the balance-sheet date.

Management judgments in the application of accounting policies. Management judgments are required in the application of accounting policies. In particular, this pertains to the following items:

- With regard to certain contracts a decision must be made as to whether they are to be treated as derivatives or as so-called own-use contracts, and be accounted for as executory contracts.
- Financial assets must be allocated to the categories "held to maturity investments", "loans and receivables", "financial assets available for sale", and "financial assets at fair value through profit or loss".
- With regard to provisions for pensions and similar liabilities, there are various options for the recognition of actuarial gains and losses.

- With regard to assets held for sale, it must be determined if they can be sold in their current condition and if the sale of such is highly probable. If this is the case, the assets and any related liabilities must be reported and measured as "Assets held for sale" or "Liabilities held for sale", respectively.

The explanation of the accounting policies contains a description of the decisions taken by the RWE Group with regard to these items.

Management estimates and judgments. Preparation of consolidated financial statements pursuant to IFRS requires assumptions and estimates to be made, which have an impact on the recognized value of the assets and liabilities carried on the balance sheet, on income and expenses and on the disclosure of contingent liabilities.

Amongst other things, these assumptions and estimates relate to the accounting and measurement of provisions. With regard to pension provisions and similar obligations, the discount rate is a very important estimate. An increase or decrease of one percentage point in the discount rate would result in a reduction of €1,535 million or an increase of €2,075 million, respectively, in the pension obligations of our pension plans in Germany. For the group companies in the UK, an identical change in the discount rate would reduce or increase pension obligations by €628 million or €774 million, respectively; the pension obligations of the US group companies would decrease by €132 million or increase by €153 million in the event of such a change. As actuarial gains and losses may only be recognized if they exceed 10% of the greater of the total pension obligations or the fair value of the plan assets, changes in the discount rate for the benefit systems in the RWE Group do not generally have an effect on the carrying amount of the provisions in the following fiscal year.

The impairment test for goodwill is based on certain assumptions pertaining to the future. Based on current knowledge, changes in these assumptions will not cause the carrying amounts of the cash-generating units to exceed the recoverable amounts, and thus lead to an adjustment of the carrying amounts in the next fiscal year. Due to the planned disposal of the North American water business, the valuation of these cash-generating units is based on market-related data, and changes in such may have an impact on the carrying amount. In particular, the valuation depends on equity market conditions, the development of long-term interest rates on the capital market and the development of assets subject to regulation as well as the decisions of the local regulatory authorities.

All assumptions and estimates are based on the circumstances and forecasts prevailing on the balance-sheet date. Furthermore, as of the balance-sheet date realistic assessments of overall economic conditions in the sectors and regions in which the Group conducts operations are taken into consideration with regard to the expected future development of business. Actual amounts may differ from the estimated amounts due to deviation between the assessments and the actual development of such overall conditions. In such cases, the assumptions, and, if necessary, the carrying amounts of the affected assets and liabilities are adjusted accordingly.

As of the date of preparation of the consolidated financial statements it is not presumed that there will be a material change in the assumptions and estimates, and therefore viewed from the current perspective there is no expectation of material adjustment to the carried amounts of the recognized assets and liabilities in the 2007 fiscal year.

Changes in accounting policies

The International Accounting Standards Board (IASB) has approved a number of changes to the existing International Financial Accounting Standards (IFRSs) and adopted several new IFRSs, which became effective as of January 1, 2006. The RWE Group is applying the following IFRSs in the reporting period for the first time:

IFRS 6 "Exploration for and Evaluation of Mineral Resources" includes rules for accounting expenses related to the exploration and evaluation of minerals, oil, natural gas and similar finite resources before their technological and economic production can be proven. IFRS 6 does not mandate an accounting policy specific to exploration and evaluation expenses. Instead, it sets forth the basic conditions under which the company preparing the accounts selects an accounting method. Furthermore, IFRS 6 prescribes that impairment tests pursuant to IAS 36 be carried out on exploration and evaluation assets. First-time application of IFRS 6 only has an impact on the Notes to the RWE Group's consolidated financial statements.

IAS 19 Amendment (2004) "Actuarial Gains and Losses, Group Plans and Disclosures": With the change to IAS 19 "Employee Benefits," the IASB also allows for the accounting of actuarial gains and losses in equity, without an effect on the income statement. RWE has opted not to use this method for the time being. In addition, further information on pension obligations will become necessary in the future. With the exception of additional information disclosed in Note 25, first-time application of the new version of IAS 19 does not have an impact on the RWE Group's consolidated financial statements.

IAS 32 "Financial Instruments: Disclosure and Presentation": According to IAS 32, a contract that contains an obligation for an entity to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount. This also applies if the obligation to purchase is conditional on the counterparty exercising a right to redeem, regardless of the probability of exercise.

In line with the development of international accounting practice, RWE is also applying this rule since January 1, 2006, analogously to forward purchases of minority interests and put options owned by minority shareholders. Certain minority interests are thus now presented as other liabilities. The difference between the agreed purchase price and/or the agreed exercise price and the carrying amount of the minority interest is recognized as contingent consideration that depends on future events, in line with the rules for the accounting of business combinations pursuant to IAS 22 and IFRS 3.

Prior-year figures were retrospectively restated. As of January 1, 2005, this resulted in additional other liabilities of €2,082 million (of which €749 million were non-current), additional goodwill of €1,444 million, a reduction in advance payments made of €100 million, and a reduction in equity of €738 million. The last of these amounts primarily includes the derecognition of minority interest (€663 million) and goodwill amortization (€121 million) which we had to recognize by the end of fiscal 2003. In fiscal 2005, net income attributable to minority interests declined by €132 million in the income statement. This is contrasted by an increase in finance costs of the same amount.

In fiscal 2006, financial liabilities for the present value of the redemption amount declined, resulting in an adjustment to goodwill of €174 million, without an effect on income.

Furthermore, various ***amendments to IAS 39*** became effective for the first time. These amendments relate to the option to classify financial instruments as "financial assets or financial liabilities recognized at fair value through profit and loss," to the recognition of cash flow hedges for hedging currency risks associated with highly probable forecast intragroup transactions, and to the recognition of financial guarantees issued, which will fall under the scope of IAS 39 in the future. The first-time application of these amendments had no material impact on the RWE Group's consolidated financial statements.

IFRIC 4 "Determining Whether an Arrangement Contains a Lease" lists the criteria for identifying lease elements in arrangements which are not formally referred to as leases. Contractual elements that meet IFRIC 4 criteria must be accounted for as leases in accordance with IAS 17. The first-time application of this Interpretation had no material impact on the RWE Group's consolidated financial statements.

IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" governs the recognition and measurement of claims and obligations from funds accrued for the decommissioning of plants and similar obligations. The first-time application of this Interpretation had no impact on the RWE Group's consolidated financial statements.

IFRIC 6 "Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment" governs the accounting of provisions related to disposal liabilities stemming from the European Union's Directive on Waste Electrical and Electronic Equipment. The first-time application of this Interpretation had no impact on the RWE Group's consolidated financial statements.

New accounting policies

The International Accounting Standards Board (IASB) and International Financial Reporting Interpretations Committee (IFRIC) have adopted further standards and interpretations, which were not yet effective in the 2006 financial year. These IFRSs can only be applied if they are endorsed by the EU, which is still pending in some cases.

IFRS 7 "Financial Instruments: Disclosures" combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all sectors in the future. With the publication of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. IFRS 7 and the new regulations to IAS 1 become effective for the first time for fiscal years that start on January 1, 2007, or thereafter. With the exception of the additional information in the notes, the first-time application of IFRS 7 does not have a material impact on the RWE Group's consolidated financial statements.

IFRS 8 "Operating Segments" contains new regulations on the presentation of segment reporting. Pursuant to IFRS 8, segment reporting is to be prepared according to the "management approach". This means that the definition of segments and the disclosures for these segments are based on the information which is used internally by management in deciding how to allocate resources and in assessing the performance of the divisions. IFRS 8 becomes effective for the first time for fiscal years starting on January 1, 2009, or thereafter. The first-time application of IFRS 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'" clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. The application of IFRIC 7 becomes effective for the first time for fiscal years starting on March 1, 2006, or thereafter. The first-time application of IFRIC 7 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 8 "Scope of IFRS 2" clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the reporting company makes share-based payments for apparently nil or inadequate consideration. This Interpretation becomes effective for the first time for fiscal years starting on May 1, 2006, or thereafter. The first-time application of IFRIC 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 9 "Reassessment of Embedded Derivatives" addresses whether a contract must be assessed only upon inception or whether it must be reassessed throughout its life if there is an embedded derivative as per IAS 39 "Financial Instruments: Recognition and Measurement". This Interpretation becomes effective for the first time for fiscal years starting on June 1, 2006, or thereafter. The first-time application of IFRIC 9 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 10 "Interim Financial Reporting and Impairment" applies to the interaction of the regulations of IAS 34 on Interim Financial Reporting and the regulations of IAS 36 and IAS 39 on the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments recognized in interim reports may not be reversed in the annual financial statements. This Interpretation becomes effective for the first time for fiscal years starting on November 1, 2006, or thereafter. The first-time application of IFRIC 10 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 11 "IFRS 2 Group and Treasury Share Transactions" provides guidance on how to apply IFRS 2 to share-based payments involving a company's own equity instruments or equity instruments of a company from the same group. This Interpretation becomes effective for the first time for fiscal years starting on March 1, 2007, or thereafter. The first-time application of IFRIC 11 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 12 "Service Concession Arrangements" governs the accounting of arrangements in which a public agency concludes a contract with a private company for the supply of public services. In order to provide these services, the private company uses infrastructure which remains in public ownership. The private company is responsible for the construction, operation and maintenance related to the infrastructure. This Interpretation becomes effective for the first time for fiscal years starting on January 1, 2008, or thereafter. The impact of the first-time application of IFRIC 12 on the RWE Group's consolidated financial statements is currently being reviewed.

Notes to the Income Statement

(1) Revenue (including natural gas tax/electricity tax)
Revenue is recorded when the risk stemming from a delivery or service has been transferred to the customer.

To improve the presentation of business development, revenue generated by energy trading operations is stated as net figures. This means that revenue only reflects realized gross margins. By contrast, electricity, gas, coal and oil transactions that are subject to physical settlement are stated as gross figures. Energy trading revenue is generated by RWE Trading. In fiscal 2006, gross revenue (including energy trading) amounted to €71,915 million (previous year: €57,071 million).

The segment reporting on pages 193 to 196 contains a breakdown of revenue (including natural gas tax/electricity tax) by division and geographical region. Deconsolidations and first-time consolidations reduced revenue by a net €1,280 million.

Natural gas tax/electricity tax are the taxes paid directly by Group companies.

(2) Other operating income

€ million	2006	2005
Release of provisions	260	791
Cost allocations/refunds	255	129
Disposal and write-back of current assets excluding marketable securities	249	174
Disposal of non-current assets including income from deconsolidation	191	278
Income from derivative financial instruments	107	58
Compensation for damage/insurance benefits	53	69
Rent and lease	35	53
Miscellaneous	560	771
	1,710	**2,323**

Income from the disposal of non-current financial assets and loans is disclosed under income from investments if it relates to investments; otherwise it is recorded as part of the financial result as is the income from the disposal of current marketable securities.

A decrease of €19 million in other operating income is attributable to changes in the scope of consolidation.

(3) Cost of materials

€ million	2006	2005
Cost of raw materials and of goods for resale	22,325	19,891
Cost of purchased services	5,115	4,214
	27,440	**24,105**

The cost of raw materials used also contains expenses for the use and disposal of spent nuclear fuel assemblies as well as €119 million (previous year: €103 million) in taxes paid for RWE Dea's foreign production companies.

Cost of materials in exploration totalled €100 million in the reporting period (previous year: €66 million).

A total of €27,659 million in material costs (previous year: €17,584 million) was netted out against energy trading revenue. A decrease of €884 million in cost of materials is attributable to changes in the scope of consolidation.

(4) Staff costs

€ million	2006	2005
Wages and salaries	4,099	3,963
Cost of social security, pensions and other benefits	801	1,006
	4,900	**4,969**

The cost of pension benefits is €7 million (previous year: €271 million). This is composed of €190 million in current service cost (previous year: €266 million), amortization of past service cost of -€199 million (previous year: €0 million) and recognized actuarial losses with an effect on income in the amount of €16 million (previous year: €5 million).

Converted to full time equivalents, the RWE Group's average personnel headcount (excluding RWE Thames Water) totalled 72,793 (previous year: 76,999). One full time equivalent is equal to a full-time position, whereas part-time and fixed-term employment relationships are included in accordance with the ratio of the part-time work or the duration of the employment to the annual employment time. In addition, on average the Group employed 2,644 trainees (previous year: 2,778).

A decrease of €201 million in staff costs is attributable to changes in the scope of consolidation.

(5) Depreciation, amortization, impairment losses

Depreciation and impairment losses on property, plant and equipment amounted to €2,011 million (previous year: €1,996 million) and to €21 million (previous year: €28 million) on investment property. Intangible assets were written down by €497 million (previous year: €1,254 million), of which €327 million (previous year: €328 million) pertained to customer relationships in connection with acquisitions from prior financial years. Depreciation, amortization and impairment losses of €22 million (previous year: €28 million) were recognized on property, plant and equipment and intangible assets in exploration.

Impairment losses were recognized in the reporting period. These impairment losses amounted to €113 million (previous year: €46 million) on property, plant and equipment, and to €4 million (previous year: €11 million) on investment property. Impairment losses of €3 million (previous year: €0 million) were recorded on intangible assets (with the exception of goodwill); €6 million in impairment losses on goodwill were recognized in the year under review (previous year: €759 million).

A reduction of €15 million in depreciation, amortization and impairment losses resulted from changes in the scope of consolidation.

(6) Other operating expenses

€ million	2006	2005
Maintenance and renewal obligations	653	447
Additions to provisions	614	332
Concessions, licenses and other contractual obligations	542	564
Structural and adaptation measures	379	143
Legal and other consulting and data processing services	331	443
Disposal of current assets and decreases in values excluding inventories and marketable securities	304	203
Disposal of non-current assets including expenses from deconsolidation	298	107
Insurance, commissions, freight and similar distribution costs	251	281
General administration	221	245
Advertising	182	151
Expenses from derivative financial instruments	130	143
Lease payments for plant and grids as well as rents	114	249
Postage and monetary transactions	106	112
Other taxes, primarily on property	103	118
Miscellaneous	802	751
	5,030	**4,289**

Amongst other items, miscellaneous other operating expenses include fees and membership dues amounting to €142 million (previous year: €92 million). Other operating expenses of €32 million (previous year: €13 million) were recognized in relation to exploration activities.

A decrease of €89 million in other operating expenses is attributable to changes in the scope of consolidation.

(7) Income from investments

Income from investments includes all income and expenses which have arisen in relation to operating investments. It is comprised of income from investments accounted for using the equity method and other income from investments.

Income from investments € million	2006	2005
Income from investments accounted for using the equity method	**408**	**529**
of which: amortization and impairment losses on investments accounted for using the equity method	(70)	(22)
Income from non-consolidated subsidiaries	12	10
of which: amortization and impairment losses on non-consolidated subsidiaries	(5)	(6)
Income from other investments	13	59
of which: impairment of shares in other investments	(42)	(11)
Income from the disposal of investments	331	202
Expenses from the disposal of investments	13	39
Income from loans to investments	36	37
Expenses from loans to investments		62
Other	3	
Other income from investments	**382**	**207**
	790	**736**

Income from investments includes impairment losses on other financial assets in the amount of €47 million (previous year: €17 million) and impairment losses on loans to investments amounting to €0 million (previous year: €62 million).

(8) Financial result

€ million	2006	2005
Interest and similar income	2,102	1,306
Other financial income	780	1,095
Financial income	**2,882**	**2,401**
Interest and similar expenses	2,824	2,048
Interest accretion to		
Provisions for pensions and similar obligations	511	537
Provisions for nuclear waste management as well as to mining provisions	529	567
Other provisions	103	143
Other finance costs	950	687
Finance costs	**4,917**	**3,982**
	-2,035	**-1,581**

The financial result breaks down into net interest, interest accretion to provisions and other financial income and other finance costs.

Net interest includes interest income from all interest-bearing securities and loans, expenses and income relating to marketable securities and all interest expenses. Net interest also includes shares in profit and dividends from non-current and current marketable securities.

Net interest € million	2006	2005
Interest and similar income	2,102	1,306
Interest and similar expenses	2,824	2,048
	-722	**-742**

Interest accretion to provisions contains the reversal allocable to the current year of the discounting of non-current provisions from the annual update of the present value calculation.

The financial result also contains all other financial income and finance costs which cannot be allocated to net interest or to interest accretion to provisions. Other financial income includes €408 million in gains realized from the disposal of marketable securities (previous year: €842 million). Other finance costs include write-downs of marketable securities due to decreases in their fair value in the amount of €59 million (previous year: €6 million) as well as €173 million (previous year: €190 million) in realized losses from the disposal of marketable securities.

(9) Taxes on income

€ million	2006	2005
Current taxes on income	689	941
Deferred taxes	293	145
	982	**1,086**

Current taxes on income contain €62 million in net tax expenses (previous year: income of €78 million) relating to prior periods.

Changes in tax rates led to a deferred tax income of €6 million (previous year: €8 million). German deferred taxes are calculated using a tax rate of 39.4%, as in the previous year.

Due to the utilization of tax loss carryforwards unrecognized in prior years, current taxes on income were reduced by €2 million (previous year: €190 million). Deferred tax expenses decreased by €48 million (previous year: €240 million), due to previously unrecognized tax loss carryforwards that are to be reassessed.

The income tax expense is derived from the theoretical tax expense. As in the previous year, a tax rate of 39.4% was applied to income from continuing operations before tax.

Tax reconciliation € million	2006	2005
Income from continuing operations before tax	**3,657**	**3,156**
Theoretical tax expense	**1,441**	**1,243**
Differences from foreign tax rates	-155	-63
Tax effects on		
Tax-free domestic dividend income	-153	-86
Tax-free foreign dividend income	-41	-22
Other tax-free income	-26	-8
Expenses not deductible for tax purposes	71	102
Impairment losses on goodwill from capital consolidation	2	299
Accounting for associates using the equity method (including impairment losses on associates' goodwill)	5	-82
Unutilizable loss carryforwards and/or utilization of unrecognized loss carryforwards and write-downs on loss carryforwards	-38	-309
Income on the disposal of investments	67	-173
Other	-191	185
Effective tax expense	**982**	**1,086**
Effective tax rate in %	26.9	34.4

Notes to the Balance Sheet

(10) Intangible assets[1]

€ million	Devel-opment costs	Concessions, patent rights, licenses and similar rights	Customer relationships and similar assets	Goodwill	Prepayments	Total
Cost						
Balance at 01/01/06	191	1,537	2,990	16,465	41	21,224
Additions/disposals due to changes in the scope of consolidation		-92	-1	-3,299	-5	-3,397
Additions	62	154			26	242
Transfers		-52			-1	-53
Currency translation adjustments	1	1	61	-108	-4	-49
Disposals	1	89			17	107
Balance at 12/31/06	253	1,459	3,050	13,058	40	17,860
Accumulated amortization/impairment losses						
Balance at 01/01/06	91	838	892	852		2,673
Additions/disposals due to changes in the scope of consolidation		-35		-33		-68
Amortization/impairment losses in the reporting period	30	134	327	6		497
Currency translation adjustments	1		24	-85		-60
Disposals		75				75
Write-backs		8				8
Balance at 12/31/06	122	854	1,243	740		2,959
Carrying amounts						
Balance at 12/31/06	131	605	1,807	12,318	40	14,901
Cost						
Balance at 01/01/05	117	1,958	2,906	16,317	35	21,333
Additions/disposals due to changes in the scope of consolidation	-1	-203		-562	3	-763
Additions	72	161			23	256
Transfers		18			-22	-4
Currency translation adjustments	4	30	84	710	3	831
Disposals	1	427			1	429
Balance at 12/31/05	191	1,537	2,990	16,465	41	21,224
Accumulated amortization/impairment losses						
Balance at 01/01/05	61	1,167	549	494		2,271
Additions/disposals due to changes in the scope of consolidation	-1	-90		-549		-640
Amortization/impairment losses in the reporting period	30	139	328	814		1,311
Currency translation adjustments	2	7	15	93		117
Disposals	1	382				383
Write-backs		3				3
Balance at 12/31/05	91	838	892	852		2,673
Carrying amounts						
Balance at 12/31/05	100	699	2,098	15,613	41	18,551

1 Including discontinued operations.

In the reporting period, a total of €73 million (previous year: €55 million) was spent on research and development. Development costs of €62 million (previous year: €72 million) were capitalized. Intangible assets in exploration accounted for €101 million in the reporting period (previous year: €144 million).

Goodwill was allocated to cash-generating units at the segment level or at a level beneath the segment level to carry out impairment tests. The carrying amounts of goodwill break down as follows:

Goodwill € million	12/31/06	12/31/05
RWE Power	829	963
of which: RWE Trading	(434)	(434)
RWE Energy	5,118	5,235
RWE npower	4,370	4,330
Water Division	2,001	5,079
of which: North America	(2,001)	(2,221)
Other		6
	12,318	**15,613**

The goodwill of RWE Energy includes €1,270 million (previous year: €1,444 million) in goodwill from put options granted and forward purchases of minority interests that are recognized in accordance with IAS 32.

In the reporting period, disposals of goodwill amounted to €3,266 million. This was mainly due to the sale of RWE Thames Water plc in the Water Division and the sale of the Harpen real estate business in the RWE Power Division.

In the period under review, impairment losses of €6 million were recognized on goodwill (previous year: €814 million; €759 million without discontinued operations). The carrying amount of goodwill decreased by €23 million due to currency effects (previous year: increase of €617 million).

The impairment test involves determining the recoverable amount of the cash-generating units, which corresponds to the fair value less costs to sell or the value in use. The fair value reflects the best estimate of the sum that an independent third party would pay to purchase the cash-generating units as of the balance-sheet date; selling costs are deducted. Value in use is the present value of the future cash flows expected to be derived from a cash-generating unit. Fair value and value in use are determined on the basis of a business valuation model, whereby the fair value is assessed from an external perspective and the value in use from a company-internal perspective. Fair values and values in use are determined based on future cash flows, which are based on the business plan for a period of five years, which has been approved by the Executive Board and which is valid when the impairment test is performed. Business plans are based on experience as well as on future expected market trends. If available, market transactions or third-party valuations of similar assets in the same sector are taken as a basis for determining the fair value.

Business plans are based on the general economic data derived from macroeconomic and financial studies and makes country-specific assumptions, primarily regarding the development of gross domestic product, consumer prices, interest rates and nominal wages.

The main assumptions underlying the business planning for the divisions active on Europe's electricity and gas markets—RWE Power, RWE Energy and RWE npower—are the premises relating to the development of market prices for crude oil, natural gas and coal, CO_2 emission allowances, wholesale and retail electricity and gas prices as well as to the development of market shares and regulatory framework conditions.

Basic conditions established by regulators constitute further key assumptions underlying the business plan for the water business in North America, which primarily operates in regulated markets. These conditions determine end consumer prices, the budget of capital expenditure and the return achievable in the corresponding regulatory period.

The discount rates used for business valuations are determined on the basis of market data and range from 5.7 to 6.9% for cash-generating units after tax (previous year: 5.5 to 6.9%). The rate generally applied is 6.5%. For RWE Power and the water business in North America the discount rates used are 6.9% and 5.7%, respectively. Before tax, all of the interest rates used are between 7.5 to 10.5%, as in the previous year.

RWE extrapolates future cash flows going beyond the detailed planning horizon based on constant growth rates of 0 to 1.26%, in order to account for expected inflation. These growth rates are derived from experience and future expectations for each division and do not exceed the average growth rates of the markets on which the companies are active. The cash flow growth rates are determined subtracting the capital expenditure required to achieve them.

(11) Property, plant and equipment[1]

€ million	Land, land rights and buildings incl. buildings on third-party land	Technical plant and machinery	Other equipment, factory and office equipment	Prepayments to other enterprises	Plants under construction	**Total**
Cost						
Balance at 01/01/06	12,158	74,281	2,338	96	1,188	90,061
Additions/disposals due to changes in the scope of consolidation	-5,239	-10,369	-226	14	-47	-15,867
Additions	770	2,522	209	263	752	4,516
Transfers	-4		17	-40	-308	-335
Currency translation adjustments	-58	-576	-10	1	-10	-653
Disposals	111	953	171		13	1,248
Balance at 12/31/06	7,516	64,905	2,157	334	1,562	76,474
Accumulated depreciation/impairment losses						
Balance at 01/01/06	4,899	47,154	1,802		117	53,972
Additions/disposals due to changes in the scope of consolidation	-1,537	-2,849	-180		-120	-4,686
Depreciation/impairment losses in the reporting period	473	1,772	167		1	2,413
Transfers	-7	-112	-1			-120
Currency translation adjustments	-35	-62	3		2	-92
Disposals	60	823	149			1,032
Write-backs	8	7				15
Balance at 12/31/06	3,725	45,073	1,642			50,440
Carrying amounts						
Balance at 12/31/06	3,791	19,832	515	334	1,562	26,034
Cost						
Balance at 01/01/05	12,793	71,426	3,428	95	1,034	88,776
Additions/disposals due to changes in the scope of consolidation	-1,452	-267	-1,138	-4	-137	-2,998
Additions	690	2,296	247	16	620	3,869
Transfers	-39	333	-25	-11	-329	-71
Currency translation adjustments	298	1,581	57		37	1,973
Disposals	132	1,088	231		37	1,488
Balance at 12/31/05	12,158	74,281	2,338	96	1,188	90,061
Accumulated depreciation/impairment losses						
Balance at 01/01/05	5,060	46,518	2,668		12	54,258
Additions/disposals due to changes in the scope of consolidation	-678	-464	-868		-2	-2,012
Depreciation/impairment losses in the reporting period	487	1,644	178		114	2,423
Transfers	-25	-4	9			-20
Currency translation adjustments	124	415	26			565
Disposals	60	953	211		7	1,231
Write-backs	9	2				11
Balance at 12/31/05	4,899	47,154	1,802		117	53,972
Carrying amounts						
Balance at 12/31/05	7,259	27,127	536	96	1,071	36,089

1 Including discontinued operations.

Of additions/disposals due to changes in the scope of consolidation, €0 million (previous year: €556 million) results from the disposal of assets held for sale.

Property, plant, and equipment in exploration accounted for €118 million in the reporting period (previous year: €35 million).

Property, plant and equipment are subject to restrictions in the amount of €59 million (previous year: €160 million) in the form of land charges and chattel mortgages. Of the carrying amount of property, plant and equipment, €105 million (previous year: €52 million) is attributable to assets leased under finance leases. These assets are principally comprised of technical plant and equipment amounting to €91 million (previous year: €33 million). Disposal of property, plant and equipment resulted from the sale and decommissioning of plants.

(12) Investment property

€ million	
Cost	
Balance at 01/01/06	827
Additions/disposals due to changes in the scope of consolidation	-390
Additions	2
Transfers	19
Currency translation adjustments	
Disposals	20
Balance at 12/31/06	438
Accumulated depreciation/impairment losses	
Balance at 01/01/06	351
Additions/disposals due to changes in the scope of consolidation	-153
Depreciation/impairment losses in the reporting period	21
Transfers	6
Disposals	12
Write-backs	
Balance at 12/31/06	213
Carrying amounts	
Balance at 12/31/06	225

€ million	
Cost	
Balance at 01/01/05	884
Additions/disposals due to changes in the scope of consolidation	-16
Additions	3
Transfers	67
Currency translation adjustments	1
Disposals	112
Balance at 12/31/05	827
Accumulated depreciation/impairment losses	
Balance at 01/01/05	377
Additions/disposals due to changes in the scope of consolidation	-9
Depreciation/impairment losses in the reporting period	28
Transfers	20
Disposals	51
Write-backs	14
Balance at 12/31/05	351
Carrying amounts	
Balance at 12/31/05	476

As of December 31, 2006, the fair value of investment property amounted to €331 million (previous year: €642 million). The fair value of investment property is derived from the current market prices of comparable real estate or determined using internationally accepted valuation methods such as the discounted cash flow method. €90 million of the fair value (previous year: €115 million) is based on valuations made by independent appraisers. Rental income generated in the reporting period amounted to €48 million (previous year: €53 million). Direct operating expenses totalled €23 million (previous year: €20 million).

(13) Investments accounted for using the equity method

The following summaries present the key items from the balance sheets and income statements of companies accounted for using the equity method:

Investments accounted for using the equity method € million	12/31/06	12/31/05
Equity		
Assets	17,447	17,562
Liabilities	11,295	11,545
	6,152	**6,017**
Adjustment to RWE interest and equity method	-3,881	-3,400
	2,271	**2,617**

Income from investments accounted for using the equity method € million	2006	2005
Revenue	10,908	11,480
Income	703	802
Adjustment to RWE interest and equity method	-295	-273
	408	**529**

As of December 31, 2006 the fair value of investments accounted for using the equity method for which quoted market prices exist amounted to €3 million (previous year: €4 million).

(14) Other non-current financial assets

€ million	12/31/06	12/31/05
Non-consolidated subsidiaries	173	189
Other investments	464	641
Non-current securities	1,047	1,012
	1,684	**1,842**

Non-current securities primarily consist of fixed-interest marketable securities and shares of public companies. They are not subject to any restrictions on disposal.

(15) Financial receivables

€ million	12/31/06		12/31/05	
	Non-current	Current	Non-current	Current
Loans to non-consolidated subsidiaries and investments	970	39	1,008	44
Collaterals for trading activities		2,426		2,597
Deferred interest		117		176
Other financial receivables	567	363	492	338
	1,537	**2,945**	**1,500**	**3,155**

Financial receivables from associates amounted to €1,089 million (previous year: €1,111 million).

(16) Other receivables and other assets

€ million	12/31/06		12/31/05	
	Non-current	Current	Non-current	Current
Derivatives	445	6,040	6,211	9,544
Pension plan assets	419		554	
Prepayments for items other than inventories		250		263
Accounts receivable from investment grants and subsidies				10
CO_2 emission allowances		408		178
Prepaid expenses		136		262
Miscellaneous other assets	229	839	50	855
	1,093	**7,673**	**6,815**	**11,112**

Other receivables and other assets are measured at amortized cost, which essentially corresponds to their fair value. Derivative financial instruments are stated at fair value.

As of December 31, 2006 the carrying values of exchange-traded derivatives with netting agreements were offset, in accordance with IAS 32.42. Furthermore, in accordance with IAS 1.57b, derivatives held for the purpose of trading were classified as current, regardless of the maturity of the contract. On the basis of materiality, no adjustments were made to the figures for the previous year.

Changes in the scope of consolidation reduced other receivables and other assets by €516 million.

(17) Income tax assets

On December 13, 2006, upon entry into force of the act on fiscal measures accompanying the introduction of the European Company and the amendment of other fiscal regulations (SEStEG), a legally unconditional claim was created as of December 31, 2006 for the refund of corporate tax credits stemming from the previous tax credit system (cf. Sec. 37 of the German Corporate Income Tax Act, as amended, KStG). This results in tax income of €636 million in fiscal 2006. The distribution-dependent realization of the credit applicable in the past was replaced by a procedure by which payments are made in instalments over a period of 10 years (2008 to 2017; generally effective September 30). Since the instalments do not bear interest, the receivable is stated at its present value.

(18) Deferred taxes

The deferred tax assets of €3,618 million (previous year: €3,790 million) and deferred tax liabilities of €3,077 million (previous year: €4,873 million) principally relate to measurement differences to the tax bases. €2,488 million and €1,997 million of the total amount of gross deferred tax assets and liabilities, respectively, will be realized within twelve months.

The following is a breakdown of deferred tax assets and liabilities by item:

Deferred taxes	12/31/06		12/31/05	
€ million	Assets	Liabilities	Assets	Liabilities
Non-current assets	197	3,482	802	5,297
Current assets	155	1,081	117	2,503
Exceptional tax items		453		510
Non-current liabilities				
Provisions for pensions	971	11	1,482	74
Other non-current provisions	2,010	117	2,620	280
Current liabilities	2,333	916	2,765	635
	5,666	**6,060**	**7,786**	**9,299**
Tax loss carryforwards	935		430	
Gross total	**6,601**	**6,060**	**8,216**	**9,299**
Netting	-2,983	-2,983	-4,426	-4,426
Net total	**3,618**	**3,077**	**3,790**	**4,873**

Deferred tax assets and deferred tax liabilities were netted out against each other for each company and/or tax group.

Total deferred tax assets include the following capitalized tax reduction claims which result from the expected utilization of previously unused tax loss carryforwards in subsequent years:

Tax reduction claims from loss carryforwards € million	12/31/06	12/31/05
Corporate income tax (or comparable foreign income tax)	509	164
Trade tax	426	266
	935	**430**

The realization of these tax carryforwards is guaranteed with sufficient certainty. At the end of the reporting period, there were €489 million in corporate income tax loss carryforwards and €735 million in trade tax loss carryforwards for which no deferred tax claims have been recognized (previous year: €681 million and €928 million, respectively).

Foreign tax loss carryforwards can be used for an unlimited period.

In the year under review, €50 million in deferred taxes (previous year: €172 million) arising from the translation of foreign financial statements and €66 million (previous year: €142 million) from valuations without an effect on income were offset against equity.

(19) Inventories

€ million	12/31/06	12/31/05
Raw materials, incl. nuclear fuel assemblies and earth excavated for lignite mining	1,283	1,143
Work in progress-goods	31	123
Work in progress-services	51	183
Finished goods and goods for resale	849	734
Prepayments	12	74
	2,226	**2,257**

Inventories are not subject to any restrictions on disposal and there are no further obligations.

Changes in the scope of consolidation resulted in a decrease of €392 million in inventories.

(20) Trade accounts receivable

Trade accounts receivable from associates totalled €389 million (previous year: €308 million).

A decrease of €430 million in trade account receivables is attributable to changes in the scope of consolidation.

(21) Marketable securities

Current marketable securities amount to €16,788 million (previous year: €10,344 million), consisting of fixed-interest marketable securities of €14,075 million with a term of more than three months from the date of acquisition, and stocks and profit-participation certificates of €2,713 million. Marketable securities are stated at fair value. As of December 31, 2006, the average return obtainable on fixed-interest bonds was 4.1% (previous year: 3.7%).

(22) Cash and cash equivalents

€ million	12/31/06	12/31/05
Cash	2,570	1,313
Marketable securities and other cash investments (maturity three months or less from the date of acquisition)	224	118
	2,794	**1,431**

Demand deposits are only kept for short-term cash positions at banks with outstanding creditworthiness. As in the previous year, interest rates are maintained at interbank levels.

(23) Equity

A breakdown of equity is shown on page 145.

Subscribed capital is structured as follows:

Subscribed capital	12/31/06 Number of shares '000	%	12/31/05 Number of shares '000	%	12/31/06 € million	12/31/05 € million
Common shares	523,405	93.1	523,405	93.1	1,340	1,340
Preferred shares	39,000	6.9	39,000	6.9	100	100
	562,405	**100.0**	**562,405**	**100.0**	**1,440**	**1,440**

Common and preferred shares are no-par value bearer share certificates. Upon allocation of the Company's profits, preferred shares without voting rights are entitled to payment of a preference dividend of €0.13 per preferred share.

Contingent capital of €51,200,000 (previous year: €51,200,000) is available to offer subscription rights to common shares in the name of the bearer. The subscription rights were granted to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE, totalling up to 10% of the company's share capital until October 12, 2007.

Accumulated other comprehensive income reflects changes in the fair values of "financial instruments available for sale" and of cash flow hedges as well as such stemming from foreign currency translation adjustments from foreign financial statements.

In the year under review, -€784 million in changes in the fair values of cash flow hedges (previous year: -€60 million) and €139 million in "financial instruments available for sale" (previous year: €431 million) were disclosed under accumulated other comprehensive income without an effect on income. In the reporting period, €7 million in cash flow hedges were realized as income (previous year: expenses of €90 million) and €247 million in "financial instruments available for sale" were realized as income (previous year: income of €571 million).

Dividend proposal

We propose to the Annual General Meeting that RWE AG's distributable profit for fiscal 2006 be appropriated as follows:

Distribution of a dividend of €3.50 per individual share certificate on the dividend-bearing capital stock:

Capital stock of €1,439,756,800.00	€1,968,417,500.00
Profit carryforward	€80,757.23
Distributable profit	€1,968,498,257.23

Minority interest

The share ownership of third parties in group entities is presented in this item. In particular, significant minority interests are held in the Hungarian energy utilities and in the Czech gas companies.

(24) Share-based payment

In the year under review, the groupwide share-based payment systems for executives of RWE AG and subordinate affiliates consisted of the following: the Executive Stock Option Plan (AOP-F), the Long-Term Incentive Plan (LTIP) and the new long-term incentive plan 'Beat'. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise of the options are borne by the respective Group company.

	AOP-F[1]	LTIP[2]		
	2001A tranche	2002 tranche	2003 tranche	2004 tranche
Grant date	08/02/01	09/20/02	07/01/03	05/25/04
Number of options granted	5,262,300	5,950,350	6,677,450	9,192,800
Term	5 years	5 years	5 years	5 years
Vesting conditions	Three-year waiting period, the quoted market price of the common share – calculated on the basis of the total return approach – must increase prior to the exercise date by at least 6% annually on average and may not trail the Dow Jones STOXX share index by more than ten percentage points over the same period. Four-week exercise periods, starting on the 21st trading day following the publication of the revenue and earnings figures for the completed fiscal year and of the semi-annual results.	Two-year waiting period; the common share price must have risen by at least 10% prior to the exercise date and must have outperformed the Dow Jones STOXX Utilities Price Index on ten consecutive days in the same period (this last condition does not apply if the common share price increases by at least 20%). Upon achievement of the above performance targets, the options can be exercised on a daily basis following expiration of the waiting period, with the exception of short blocking periods prior to the publication of corporate data. The number of options which may be exercised depends on the increase in the price of the common share compared to the exercise price determined when the options are granted. In the event of a 20% price increase all of the options can be exercised; for a 15 or 10% increase, 60 or 25% of the options can be exercised, respectively.		
Exercise price	The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a performance-related markdown. The markdown is limited to 40 percentage points.	€34.24	€26.37	€35.45
Form of settlement	Shares from contingent capital, existing common shares or cash settlement amounting to the difference between the share price upon exercise and the exercise price (at the discretion of RWE AG).	Cash settlement amounting to the difference between the share price upon exercise and the exercise price or provision of common shares (at the discretion of RWE AG). Settlement is limited to 50% of the exercise price.		

1 Executive Stock Option Plan.
2 Long-Term Incentive Plan.

	Beat	
	2005 tranche	2006 tranche
Grant date	01/01/05	01/01/06
Number of conditionally granted performance shares	2,551,800	2,444,191
Term	3 years	3 years
Pay-out conditions	Automatic pay-out if following a waiting period of three years an outperformance of at least 25% compared to the Dow Jones STOXX Utilities Index peer group has been achieved, measured in terms of their index weighting as of the inception of the programme. Measurement of outperformance is carried out using Total Shareholder Return (TSR), which takes into account both the development of the share price and reinvested dividends.	
Determination of payment	1. Determination of the index weighting of the peer group companies which exhibit a lower TSR than RWE at the end of the term 2. Performance factor is calculated by squaring this percentage rate and multiplying it by 1.25 3. *Total number* of performance shares which can be paid out is calculated by multiplying the performance shares conditionally granted by the performance factor 4. Payment corresponds to the final number of performance shares valued at the average RWE share price during the last 20 trading days prior to expiration of the programme (with a ceiling of two times and three times the value of the performance shares as of the grant date, for the 2006 tranche and the 2005 tranche, respectively).	
Change in corporate control/merger	▪ If during the waiting period there is a change in corporate control, a compensation payment is made. This is calculated by multiplying the price paid in the acquisition of the RWE shares by the final number of performance shares. The latter shall be determined as per the regulations of the compensation plan with regard to the time when the bid for corporate control is submitted. ▪ In the event of merger with another company, compensation shall be calculated on the basis of the expected value of the performance shares at the time of the merger multiplied by the prorated number of performance shares corresponding to ratio between the total waiting period and the waiting period until the merger takes place.	
Form of settlement	Cash settlement	

Executive Stock Option Plan (AOP-F). The following changes in the number of outstanding AOP-F options occurred in the year under review:

AOP-F	2001A tranche
Outstanding at the start of the fiscal year	14,500
Forfeited	-4,500
Exercised	-10,000
Outstanding at the end of the fiscal year	0
Exercisable at the end of the fiscal year	0

The weighted average share price as of the exercise date was €71.82 for the options from AOP-F exercised in the year under review.

Long-Term Incentive Programme (LTIP). The following changes in the number of outstanding LTIP options occurred in the year under review:

LTIP	2002 tranche	2003 tranche	2004 tranche
Outstanding at the start of the fiscal year	7,900	201,900	9,062,100
Forfeited	-4,000	-31,000	-176,207
Exercised	-2,700	-146,700	-8,769,043
Outstanding at the end of the fiscal year	1,200	24,200	116,850
Exercisable at the end of the fiscal year	1,200	24,200	116,850

The average weighted share price as of the exercise date amounted to €64.87 for the options from LTIP exercised fiscal 2006. The exercise prices of the outstanding LTIP options as of the balance-sheet date ranged from €26.37 to €35.45. The weighted average remaining contractual term amounted to 2.4 years.

Beat. The fair value of the performance shares conditionally granted in the Beat programme amounted to €17.48 per share as of the grant date for the 2006 tranche and €18.62 per share for the 2005 tranche. These values were calculated externally using a standard multivariate Black-Scholes model via Monte Carlo simulations on the basis of one million scenarios each. In the calculations, due consideration was taken of the maximum payment stipulated in the programme's conditions for each conditionally granted performance share, discount rates for the remaining term, volatilities and the expected dividends of peer companies as well as the expected dividends of RWE AG.

In the year under review, the number of performance shares issued in the Beat programme developed as follows:

Beat	2005 tranche	2006 tranche
Outstanding at the start of the fiscal year	2,551,300	0
Granted	0	2,444,191
Forfeited	-263,414	-15,036
Outstanding at the end of the fiscal year	2,287,886	2,429,155
Exercisable at the end of the fiscal year	0	0

The remaining contractual term amounted to one year for the 2005 tranche and two years for the 2006 tranche.

In addition to the above, the following share-based payment systems with equity settlement for executives and employees are operated at the level of the divisions:

RWE Npower plc/RWE Trading GmbH	LTIP	Sharesave Scheme
Awards/tranches	2004 - 2005	2002 - 2006
Number of options granted per tranche	130,608 - 145,803	228,335 - 787,875
Term	3 years	3 years
Vesting conditions	Waiting period: 2 years	Waiting period: 3 years
Exercise price	€1.49	€21.73 - 54.31
Form of settlement	Existing shares	Existing shares

In the year under review, the number of outstanding LTIP options developed as follows:

RWE Npower plc/RWE Trading GmbH	LTIP
Outstanding at the start of the fiscal year	210,547
Granted	0
Forfeited	-587
Exercised	-121,182
Expired	0
Outstanding at the end of the fiscal year	88,778
Exercisable at the end of the fiscal year	0

In the year under review, the number of outstanding Sharesave Scheme options developed as follows:

RWE Npower plc/RWE Trading GmbH	Sharesave Scheme
Outstanding at the start of the fiscal year	1,211,912
Granted	390,756
Forfeited	0
Exercised	-627,418
Expired	-40,290
Outstanding at the end of the fiscal year	934,960
Exercisable at the end of the fiscal year	32,815

In the year under review, the total expense for the group-wide share-based payment systems amounted to €94 million (previous year: €310 million). Of this amount, €0 million was attributable to equity-settled share-based payment transactions of RWE AG, as in the previous year. As of the balance-sheet date, provisions in the amount of €97 million have been recognized for cash-settled share-based payment programmes (previous year: €160 million). The intrinsic value of the cash-settled share-based payment transactions exercisable as of the balance-sheet date amounts to €2 million (previous year: €3 million).

(25) Provisions[1]

€ million	12/31/06			12/31/05		
	Non-current	Current	Total	Non-current	Current	Total
Provisions for pensions and similar obligations	11,584		11,584	11,997		11,997
Provisions for taxes	2,095	630	2,725	1,719	733	2,452
Provisions for nuclear waste management	8,544	290	8,834	8,435	240	8,675
Provisions for mining damage	2,468	80	2,548	2,301	80	2,381
	24,691	**1,000**	**25,691**	**24,452**	**1,053**	**25,505**
Other provisions						
Staff-related obligations (excluding restructuring)	829	925	1,754	544	674	1,218
Restructuring obligations	553	252	805	648	207	855
Purchase and sales obligations	674	1,004	1,678	675	798	1,473
Uncertain obligations in the electricity business	423	343	766	498	307	805
Environmental protection obligations	126	25	151	139	17	156
Interest payment obligations	398	53	451	152	187	339
CO_2 emission allowances		253	253		186	186
Miscellaneous other provisions	938	1,579	2,517	956	1,355	2,311
	3,941	**4,434**	**8,375**	**3,612**	**3,731**	**7,343**
	28,632	**5,434**	**34,066**	**28,064**	**4,784**	**32,848**

1 Including discontinued operations.

Provisions for pensions and similar obligations: The company pension plan consists of defined contribution and defined benefit plans. In the reporting period, €12 million was paid into defined contribution plans (previous year: €12 million).

The amount of provisions for defined benefit plans was calculated using actuarial methods, using the so-called corridor approach. The following assumptions are applied:

Calculation assumptions	12/31/06		12/31/05	
%	Germany	Foreign	Germany	Foreign
Discount rate	4.50	5.10 – 5.90	4.25	4.75 – 5.75
Compensation increase	2.75	4.00 – 5.00	2.75	3.90 – 4.25
Pension increase	1.00 – 1.50	3.10	1.50	2.80 – 2.90
Rise in health care cost trend		5.00 – 9.00		5.00 – 10.00
Expected return on the plan assets		6.10 – 8.75		5.60 – 8.25

The expected return on plan assets was determined depending on the specific categories of assets. The expected return on investments in equities reflects the long-term average performance observed for the industries and geographical markets involved, taking into account the current composition of the equity portfolio. The expected return on fixed income securities was derived from appropriately selected trading prices and indices, in accordance with recognized methods. The expected return on real estate was calculated on the basis of marketing possibilities determined by contractual obligations and local market conditions.

Provisions for pensions are broken down as follows:

Provisions for pensions and similar obligations (funded and unfunded plans) € million	12/31/06		12/31/05	
Present value of funded benefit obligations	**6,569**		**8,440**	
Fair value of plan assets	6,119		7,692	
Unrecognized net actuarial gains (losses)	-532		-868	
Net amount recognized for funded benefit plans		-82		-120
Intangible asset		419		554
Provision recognized for funded plans		**337**		**434**
Present value of unfunded benefit obligations	**11,386**		**12,202**	
Unrecognized net actuarial gains (losses) on unfunded plans	-139		-639	
Provision recognized for unfunded plans		**11,247**		**11,563**
		11,584		**11,997**

The unrecognized actuarial gains/losses of -€671 million (previous year: -€1,507 million) which have not yet been recognized primarily result from actuarial gains/losses in connection with changes in the number of employees and differences in actual market trends compared with the actuarial assumptions. This amount is recognized as income or an expense over the anticipated average remaining working lives of the employees, to the extent that it exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets.

Development of plan assets	Fair value	
€ million	2006	2005
Balance at 01/01	7,692	6,746
Expected return on plan assets	400	542
Employer contributions to the funded plans	179	91
Employee contributions to the funded plans	31	19
Benefits paid by the funded plans	-402	-407
Actuarial gains (losses) related to plan assets	-69	550
Currency translation adjustments	67	151
Changes in the scope of consolidation	-1,779	
Balance at 12/31	**6,119**	**7,692**

The actual return on plan assets totals €331 million (previous year: €1,092 million).

Plan assets	Fair value	
€ million	12/31/06	12/31/05
Equities	1,632	2,851
Debt securities	3,633	4,297
Real estate	378	384
Other	476	160
	6,119	**7,692**

Development of pension claims[1]	Present value	
€ million	2006	2005
Balance at 01/01	20,642	18,559
Current service cost	241	272
Interest cost	895	1,070
Contributions by employees	31	29
Actuarial (gains) losses	-545	1,446
Benefits paid	-961	-919
Past service cost	-199	
Currency translation adjustments	25	285
Changes in the scope of consolidation	-2,174	-100
Balance at 12/31	**17,955**	**20,642**

1 Including discontinued operations.

Expenses for pension provisions[1] € million	2006	2005
Service cost	190	266
Interest cost	817	840
Expected return on plan assets	-306	-302
Amortization of past service cost	-199	
Recognized net actuarial gains (losses)	16	5
	518	**809**

1 Excluding discontinued operations.

For the reporting period and the previous year, experience adjustments were made to the present value of the benefit obligations and the present value of the plan assets as follows:

Experience adjustments € million	2006	2005
Present value of benefit obligations	38	-61
Fair value of plan assets	-69	550

An increase or reduction of one percentage point in the assumed health care cost trend would have the following effects on the service and interest cost and on the company's post-retirement medical benefit obligation:

Changes in the health care cost trend € million	Increase of one percentage point	Decrease of one percentage point
Effect on		
Service cost	2	-2
Interest cost	2	-2
Post-retirement medical benefit obligation	31	-27

Roll-forward of provisions € million	*Balance at 01/01/06*	Additions	Unused amounts released	Interest accretion/ change in discount rate	Changes in *the scope* of consolidation, currency adjustments, transfers	Amounts used	Balance at 12/31/06
Provisions for pensions	11,997	-35		547	-303	-622	11,584
Provisions for taxes	2,452	1,337	-47		-216	-801	2,725
Provisions for nuclear waste management	8,675	92	-164	416	-30	-155	8,834
Provisions for mining damage	2,381	151	-15	113		-82	2,548
	25,505	**1,545**	**-226**	**1,076**	**-549**	**-1,660**	**25,691**
Other provisions							
Staff-related obligations (excluding restructuring)	1,218	1,205	-42	7	-21	-613	1,754
Restructuring obligations	855	143	-21	20	-58	-134	805
Purchase and sales obligations	1,473	740	-87	24	18	-490	1,678
Uncertain obligations in the electricity business	805	79	-68	22	1	-73	766
Environmental protection obligations	156	14	-16	1	2	-6	151
Interest payment obligations	339	197			35	-120	451
CO_2 emission allowances	186	236	-36		2	-135	253
Miscellaneous other provisions	2,311	1,019	-239	29	-192	-411	2,517
	7,343	**3,633**	**-509**	**103**	**-213**	**-1,982**	**8,375**
Provisions	**32,848**	**5,178**	**-735**	**1,179**	**-762**	**-3,642**	**34,066**
of which: changes in the scope of consolidation							(-727)

Provisions for nuclear waste management are primarily stated as non-current provisions, and their settlement amount is discounted to the balance-sheet date. As in the previous year, an interest rate of 5.0% was used as the discount rate. Volume-based increases in the provisions are measured at their present value. In the reporting period, they amounted to €92 million (previous year: €154 million). By releasing €164 million in unused provisions (previous year: €581 million), we have taken into account that according to current estimates waste disposal costs are expected to be lower. Additions to provisions for nuclear waste management primarily consist of an interest accretion of €416 million (previous year: €440 million). €640 million in prepayments were deducted from the provisions for nuclear waste management (previous year: €644 million).

Provisions for mining damage also consist primarily of non-current provisions. They are recognized at the settlement amount discounted to the balance-sheet date. An interest rate of 5.0% was used as the discount rate as in the previous year. In the reporting period, allocations to provisions for mining damage amounted to €151 million (previous year: €407 million), due to an increase in the volume of the obligations. This increase amounted to €108 million (previous year: €338 million) and did not have an impact on income as the same amount was capitalized under property, plant and equipment. The interest accretion of the additions to provisions for mining damage is €113 million (previous year: €127 million).

Provisions for restructuring pertain mainly to measures for socially acceptable payroll downsizing from previous years.

(26) Financial liabilities

	12/31/06		12/31/05	
€ million	Non-current	Current	Non-current	Current
Bonds payable (incl. other notes payable)	14,507	1,873	18,542	625
Commercial paper		546		3,201
Bank debt	754	628	2,243	371
Other financial liabilities				
Collaterals for trading activities		172		1,126
Miscellaneous other liabilities	411	491	673	671
	15,672	**3,710**	**21,458**	**5,994**

Financial liabilities to associates totalled €105 million (previous year: €28 million).

€15,233 million of the non-current financial liabilities were interest-bearing liabilities (previous year: €21,255 million). To a great degree, bank debt stems from the former activities of acquired companies. Nominal interest depends on the currency, term and conditions of the agreement and ranges from 2.0 to 9.0%, as in the previous year.

Changes in the scope of consolidation caused financial liabilities to decrease by €5,802 million.

Outstanding bonds payable relate to RWE AG, RWE Finance B.V. and American Water Works Company, Inc. including its subsidiaries. Nominal interest is between 0 and 8.0% for public bonds (previous year: 0 to 8.375%), and between 0.78 and 10.0% for private placements, as in the previous year (depending on currency, term and time of issue).

The following table presents the structure of our major bonds payable as of December 31, 2006:

Issuer	Issue volume	Carrying amount	Coupon in %	Maturity
RWE AG	€150 million	€150 million	4.75	January 2007
RWE AG	€460 million	€239 million	0.0	June 2007
RWE AG	€100 million	€86 million	5.625	June 2009
RWE AG	€100 million	€100 million	Variable; Interest payment dates: 05/15 and 11/15.	November 2017
RWE AG	€750 million	€701 million	5.75	February 2033
RWE Finance B.V.	€1,357 million	€1,355 million	5.5	October 2007
RWE Finance B.V.	€1,282 million	€1,280 million	5.375	April 2008
RWE Finance B.V.	CHF 500 million	€310 million	2.0	December 2008
RWE Finance B.V.	£500 million	€744 million	4.625	August 2010
RWE Finance B.V.	€2,200 million	€2,079 million	6.125	October 2012
RWE Finance B.V.	£750 million	€1,052 million	6.375	June 2013
RWE Finance B.V.	€650 million	€582 million	4.625	July 2014
RWE Finance B.V.	€850 million	€854 million	6.25	April 2016
RWE Finance B.V.	€1,200 million	€1,143 million	5.125	July 2018
RWE Finance B.V.	£650 million	€957 million	6.5	April 2021
RWE Finance B.V.	£600 million	€867 million	5.625	December 2023
RWE Finance B.V.	£950 million	€1,331 million	6.25	June 2030
American Water Capital Corp.	US$175 million	€133 million	5.62	December 2018
American Water Capital Corp.	US$238 million	€181 million	5.77	December 2021
Pennsylvania – American Water Company	US$150 million	€126 million	7.8	September 2026
Other (incl. other notes payable)	Various	€2,110 million	Various	Various
Bonds payable (incl. other notes payable)		**€16,380 million**		

As of December 31, 2006, bonds payable (incl. other notes payable) had a fair value of €17,046 million (previous year: €21,085 million). The fair value of other financial liabilities basically corresponds to the disclosed carrying amounts.

Throughout the reporting period, euro and US dollar commercial paper was issued on the European and US capital markets. The equivalent of between €0.3 and €4.0 billion was raised within the framework of these programmes (previous year: €1.7 to €3.7 billion). The interest rates ranged from 2.34 to 5.62% (previous year: 2.06 to 4.68%). As of the cut-off date, RWE had issued commercial paper totalling €546 million (previous year: €3,201 million).

Other financial liabilities primarily consist of finance lease liabilities. Lease agreements principally relate to capital goods in the electricity and water business.

Minimum lease payments for liabilities arising from finance lease agreements have the following maturities:

Liabilities from finance lease agreements	Maturities of minimum lease payments					
	12/31/06			12/31/05		
€ million	Nominal value	Discount	Present value	Nominal value	Discount	Present value
Due within 1 year	16	1	15	24	3	21
Due within 1 – 5 years	66	11	55	135	26	109
Due after 5 years	37	11	26	278	127	151
	119	**23**	**96**	**437**	**156**	**281**

Above and beyond this, other financial liabilities include collaterals for trading activities which must be provided to RWE Group companies by our business partners pursuant to European Energy Exchange regulations.

€125 million (previous year: €178 million) of the financial liabilities are secured by mortgages, and €13 million (previous year: €65 million) by similar rights.

(27) Trade accounts payable

Accounts payable to associates amounted to €90 million (previous year: €74 million).

Exploration resulted in liabilities of €57 million (previous year: €31 million).

Due to changes in the scope of consolidation, trade accounts payable decreased by a total of €623 million.

(28) Other liabilities

	12/31/06		12/31/05	
€ million	Non-current	Current	Non-current	Current
Tax liabilities		446		487
Social security liabilities	361	171	464	201
Derivatives	643	6,334	5,465	9,383
Deferred income	3,175	310	3,904	281
Miscellaneous other liabilities	842	2,266	837	2,790
	5,021	**9,527**	**10,670**	**13,142**

The principle component of social security liabilities are the amounts payable to social security institutions.

Deferred income	12/31/06		12/31/05	
€ million	Non-current	Current	Non-current	Current
Advances and contributions in aid of construction and building connection	2,992	163	3,505	162
Government grants for non-current assets				
Taxable	15	2	17	2
Non-taxable			210	
Other	168	145	172	117
	3,175	**310**	**3,904**	**281**

Miscellaneous other liabilities include €777 million (previous year: €763 million) in non-current and €1,159 million (previous year: €1,333 million) in current redemption liabilities from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Other information

(29) Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the shares by the average number of shares outstanding. This figure may become diluted by potential shares (primarily share options and convertible bonds). When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they have a diluting effect. The earnings per share are the same for both common and preferred shares.

Earnings per share		2006	2005
Net income	€ million	3,847	2,231
Number of shares outstanding (weighted average)	thousands	562,374	562,375
Earnings per share			
Basic	€	6.84	3.97
Diluted	€	6.84	3.97
Dividend per share	€	3.50[1]	1.75

1 Proposal for fiscal 2006.

(30) Reporting on financial instruments

Financial instruments include non-derivative and derivative financial instruments.

Non-derivative financial assets essentially include other non-current financial assets, accounts receivable, marketable securities and cash and cash equivalents. Financial assets available for sale are measured at fair value, while other financial assets are measured at amortized cost. Fair values are derived from the relevant stock market quotations or are measured on the basis of generally accepted valuation methods. On the liabilities side, non-derivative financial instruments principally include liabilities recorded at amortized cost. The balance of non-derivative financial instruments is disclosed in the balance sheet, and the maximum default risk corresponds to the amount of financial assets. If default risks associated with financial assets are identified, they are recognized through impairment.

As a utility enterprise with international operations, the RWE Group is exposed to currency, commodity and interest rate risks in its ordinary business activity. Such risks are limited via systematic risk management. Among other things, risks are mitigated through hedges. Derivative financial instruments are used to hedge currency, commodity and interest rate risks from operations as well as from cash investments and financing transactions. The instruments most commonly used are foreign exchange forwards, foreign exchange options, interest rate currency swaps, commodity forwards, commodity options, commodity swaps and interest rate swaps.

Our group companies are subjected to strict risk management. Binding internal directives define the range of action, responsibilities and controls. Accordingly, as a rule, financial derivatives may not be used for speculative purposes and serve only to hedge risks arising from operations. Guidelines have been established by the Group central risk management department for commodities, stipulating that commodity derivatives may be used to hedge price risks, optimize power plant schedules and increase margins. Furthermore, commodity derivatives may be traded, subject to strict limits. The limits are defined by independent organizational units and monitored on a daily basis.

Credit risks associated with contractual partners are systematically reviewed upon conclusion of the contract and constantly monitored. Furthermore, credit risk is reduced through appropriate forms of collateralizing. The maximum credit risk is equivalent to the amount of assets stated in the balance sheet, with due consideration of collaterals received.

Hedge accounting pursuant to IAS 39 is applied primarily for hedges of net investments in foreign entities, for hedges of foreign-currency liabilities and interest rate risks from non-current liabilities, as well as for hedging price risks from sales and purchase transactions.

Fair value hedges are mainly used to hedge fixed-interest loans and liabilities against market price risks. Instruments used are interest rate swaps and interest rate currency swaps. In the case of fair value hedges, both the derivative as well as the underlying transaction regarding the hedged risk are measured at fair value with an effect on income.

Cash flow hedges exist primarily to hedge variable-interest loans and liabilities against interest rate risks as well as against foreign currency and price risks from future sales and purchase transactions. Changes in the fair value of hedges used are disclosed under other comprehensive income until the underlying transaction is realized. The hedge's contribution to income is transferred from other comprehensive income to the income statement when the underlying transaction is realized.

Hedges of a net investment in a foreign entity: RWE hedges a significant portion of the foreign currency risks of net investment in foreign entities using bonds with various terms in the appropriate currency as well as with interest rate currency swaps. Every hedge is assigned to an underlying transaction. Exchange rate changes from bonds used for hedging purposes and changes in the fair value of interest rate currency swaps are recognized under foreign currency translation adjustments in other comprehensive income.

When interpreting the positive and negative fair values of derivative financial instruments, with the exception of the relatively low commodity trading volumes, it must be taken into account that they are matched with underlying transactions with offsetting risks. All derivative financial instruments are recognized as assets or liabilities and are stated at fair value regardless of their purpose.

Maturities of derivative interest rate, currency, share-price related or index-related and commodity transactions are based on the maturities of the underlying transactions and are thus primarily short-term and medium-term in nature. Maturities of up to 30 years can be agreed upon to hedge foreign currency risks of foreign investments. Commodity derivatives held for the purpose of trading are stated as current, regardless of the maturity of the contract.

The nominal volume of the derivatives outlined below is specified without being offset. It represents the total of all purchase and sales amounts on which the derivatives are based. The level of the nominal volume enables estimates regarding the scope of the use of derivatives, but does not reflect the risk the group is exposed to from the use of derivatives.

The value-at-risk method is used to quantify the interest rate, currency and share price risks for financial instruments in line with the international banking standard. The maximum expected loss arising from changes in market prices is calculated and continuously checked on the basis of historical market volatility, with a confidence level of 95% and a holding period of one or five days.

Currency risks may exist for financial assets and liabilities in foreign currency. Such risks are counteracted by derivative financial instruments.

Interest rate derivatives used to hedge interest rate risks are nearly exclusively interest rate swaps.

Commodity derivatives are primarily used to hedge electricity, coal, gas and oil prices as well as CO_2 emission allowances.

Derivatives	Nominal volume		Of which: remaining term > 1 year		Fair value	
€ million	12/31/06	12/31/05	12/31/06	12/31/05	12/31/06	12/31/05
Foreign currency derivatives						
Forwards	6,588	6,248	1,853	606	-103.8	1.8
Options	310	542	17	224	6.5	-27.9
Interest rate currency swaps	10,063	17,355	1,417	8,407	79.2	1,266.5
	16,961	**24,145**	**3,287**	**9,237**	**-18.1**	**1,240.4**
Interest rate derivatives	4,503	12,779	3,729	8,815	17.9	53.6
Share-price related/index-related derivatives	13	1,041		1,024	-51.4	-39.0
	21,477	**37,965**	**7,016**	**19,076**	**-51.6**	**1,255.0**
Commodity derivatives						
Options	5,057	2,164	1,385	822	-52.8	34.4
Swaps	11,086	1,254	196	938	-355.4	-654.8
Forwards	65,307	55,640	10,876	14,641	-101.3	213.7
Other	636	171	449	70	68.6	58.7
	82,086	**59,229**	**12,906**	**16,471**	**-440.9**	**-348.0**
	103,563	**97,194**	**19,922**	**35,547**	**-492.5**	**907.0**

Derivatives are exposed to default risks equivalent to their positive fair values. These risks are minimized by the stringent demands on our counterparties' creditworthiness and the provision of cash collaterals if necessary. The defaults in the year under review and the previous year were negligible. Risks resulting from changes in the value of derivative financial instruments due to market fluctuations are generally not relevant for assessing the group's net worth, financial or earnings position, due to their hedging purpose.

As a rule, RWE AG centrally handles refinancing for all RWE Group companies. In 2007, capital market debt with a nominal volume of approximately €2.2 billion and bank debt of €0.3 billion are due; additionally, short-term debt is also due. Liquidity needs are generally covered with cash and cash equivalents, and current marketable securities totalling €19,582 million. Above and beyond this, there are unused funds amounting to €3.5 billion (US$4.6 billion) from the US$5.0 billion commercial paper programme and amounting to €5.5 billion from the €20 billion debt issuance programme. Accordingly, liquidity risk is classified as extremely low.

(31) Contingent liabilities and financial commitments

Contingent liabilities € million	12/31/06	12/31/05
Contingent liabilities resulting from general, draft and check guarantees	1	164
Contingent liabilities from granting collateral for third-party liabilities	10	22
Contingent liabilities from binding letters of comfort		2
Contingent liabilities from guarantees		38
Contingent liabilities from bank guarantees		1
Contingent liabilities from letters of credit		3
Contingent liabilities from surety bonds	33	13
Contingent liabilities from other contingencies	4	27
	48	**270**

The group had €2,193 million in capital commitments (previous year: €1,996 million). Moreover, as of December 31, 2006 assurances regarding acquisitions of investments existed in the amount of €524 million (previous year: €386 million).

Rütgerswerke mbh, a subsidiary of RAG AG, was granted a €400 million line of credit at fair market conditions, which can be drawn down until June 29, 2007.

Commitments from operating leases refer largely to long-term rental arrangements for power generation and supply plants as well as rent and lease obligations for storage and administration buildings.

Minimum lease payments are as follows:

Operating leases	Nominal value	
€ million	12/31/06	12/31/05
Due within 1 year	79	76
Due within 1-5 years	228	226
Due after 5 years	221	254
	528	**556**

Payment obligations for non-current financial assets amounted to €2 million (previous year: €59 million). As in the previous year, there was no joint liability for third-party payment obligations under Sec. 24 of the German Limited Liability Companies Act.

The RWE Power Division has entered into long-term purchase and service agreements for uranium, conversion, enrichment, production and waste management.

RWE bears customary commercial liability for long-term contracts in the plant construction business.

We bear the legal and contractual liability from our membership in various associations which exist in connection with power plant projects, profit- and loss-pooling agreements and for the provision of liability cover for nuclear risks, amongst others.

By signing a mutual benefit agreement, RWE AG and other parent companies of German nuclear power plant operators undertook to provide €2,244.4 million in funding to liable nuclear power plant operators to ensure that they are able to meet their payment obligations in the event of nuclear damages. RWE AG has a 25.879% contractual share in the liability, plus 5% for damage settlement costs.

RWE Group companies are involved in litigation and arbitration proceedings connected with their operations. However, RWE does not expect any material negative repercussions from these proceedings on the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various administrative and regulatory proceedings (including approval procedures) or are directly affected by their results.

Outside shareholders have initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to German company law. We are convinced that the conversion ratios and cash compensation calculated on the basis of expert opinions and verified by independent accounting firms are adequate and will stand up to scrutiny in court.

In the year under review, the EU Commission conducted several follow-up sector inquiries targeting energy utilities in Germany and other European Union member states. The measures were founded on initial suspicion of anti-competitive arrangements and abuse of market power. The EU Commission has not brought charges against RWE in this regard thus far. However, due to the protracted debate surrounding the future of Europe's energy industry, we expect the EU Commission to continue to investigate companies in countries including Germany in this respect and seek to file specific antitrust suits.

On December 18, 2006, the German Federal Cartel Office served a notice on RWE AG within the scope of the "CO_2 Emissions Trading and Electricity Price Formation" antitrust abuse proceedings that have been underway since August 2005. The Federal Cartel Office deems the formation of prices charged to industrial customers (excluding small commercial customers) for base-load power and general supply by RWE AG and its affiliates in the bilateral sales business in the 2005 calendar year abusive since the prices include more than 25% of the prorated market value of the CO_2 certificates allocated free of charge. It is to be expected that the Cartel Office will hand down a ruling on this basis in the first half of 2007. RWE is convinced that it has a good case in these antitrust suits and will defend itself with resolve. Given the current assessment of the legal situation, there was no need to accrue provisions for risks arising from the antitrust suits as of December 31, 2006.

(32) Segment reporting

In the RWE Group, segments are distinguished on the basis of the services provided by the group's divisions. The segmentation of divisions and geographical regions is based on the reporting system used by the management.

RWE Power is the segment comprising the entire Continental European power generation business as well as the group's lignite production business. This segment also includes the upstream operations of RWE Dea (gas and oil production). The trading activities of RWE Trading are also reported in the segment RWE Power, in reflection of the closely intertwined business activities of these two divisions.

RWE Energy is the segment comprising distribution, transmission and sales for the Continental European electricity and gas businesses as well as substantial parts of the Continental water business.

RWE npower is a separate segment which covers all of the UK electricity and gas activities.

The Water Division is essentially comprised of the Group's water activities outside of Continental Europe. The RWE Thames Water Group, which consists of the UK water business and certain other international activities, is reported separately as a discontinued operation for fiscal 2005 and 2006.

Consolidation effects, the Group Centre and other activities not allocable to the divisions presented separately are disclosed under "Other/consolidation". This primarily includes the shared services provided by RWE Systems.

Segment reporting Divisions 2006 € million	RWE Power	RWE Energy	RWE npower	Water Division	Other/ consoli-dation	RWE Group	RWE Thames Water (discon-tinued operation)	RWE Group incl. RWE Thames Water
External revenue	**6,574**	**27,398**	**8,485**	**1,702**	**97**	**44,256**	**2,278**	**46,534**
Intra-group revenue	8,531	748	8		-9,287			
Total revenue	15,105	28,146	8,493	1,702	-9,190	44,256	2,278	46,534
Operating result	**2,744**	**2,506**	**512**	**425**	**-81**	**6,106**	**711**	**6,817**
Income from operating activities = segment result	2,750	1,960	192	331	-331	4,902	698	5,600
Income from operating investments	115	261	4		6	386	6	392
Income from investments accounted for using the equity method	195	211	4	-1	-1	408	4	412
Depreciation and amortization	714	917	467	253	52	2,403	401	2,804
Operating depreciation and amortization	743	932	150	264	52	2,141	401	2,542
Impairment losses on goodwill					6	6		6
Total impairment losses	29	70	10	11	6	126		126
Other major non-cash expenses relating to the segment result	788	2,026	373	2	578	3,767	74	3,841
EBITDA	**3,372**	**3,177**	**658**	**689**	**-35**	**7,861**	**1,106**	**8,967**
Capital employed (as per the value management concept)	6,976	13,994	6,969	7,607	-2,782	32,764		
Carrying amount of investments accounted for using the equity method	184	2,085	1		1	2,271		
Segment assets	20,566	22,655	11,571	9,863	-43	64,612		
Segment liabilities	26,292	15,506	3,192	1,622	7,548	54,160		
Investments in intangible assets, property, plant and equipment and investment property	1,302	1,174	396	1,584	38	4,494		

Regions 2006	EU			Other Europe	America	Other	RWE Group
€ million	Germany	UK	Other EU				
External revenue	26,607	8,964	5,971	526	1,771	417	44,256
Segment assets	28,809	18,135	7,280	431	9,725	232	64,612
Capital expenditure on intangible assets, property, plant and equip-ment and investment property	1,730	1,523	393	82	626	140	4,494

Segment reporting Divisions 2005 € million	RWE Power	RWE Energy	RWE npower	Water Division	Other/ Consolidation	RWE Group	RWE Thames Water (discontinued operation)	RWE-Group[1]	RWE Umwelt (discontinued operation)	RWE Group inkl. RWE Thames Water and RWE Umwelt
External revenue	**6,832**	**24,318**	**6,382**	**1,878**	**77**	**39,487**	**2,332**	**41,819**	**614**	**42,433**
Intra-group revenue	6,323	865	3	4	-7,195					
Total revenue	13,155	25,183	6,385	1,882	-7,118	39,487	2,332	41,819	614	42,433
Operating result	**2,112**	**2,507**	**437**	**586**	**-271**	**5,371**	**830**	**6,201**	**44**	**6,245**
Income from operating activities = segment result	2,211	2,168	92	-313	-157	4,001	745	4,746	22	4,768
Income from operating investments	95	265	2	68	17	447	31	478	22	500
Income from investments accounted for using the equity method	117	358	2	46	6	529	28	557	12	569
Depreciation and amortization	750	902	455	298	56	2,461	430	2,891	42	2,933
Operating depreciation and amortization	783	900	126	298	64	2,171	430	2,601	50	2,651
Impairment losses on goodwill				759		759	55	814		814
Total impairment losses	37	14		759	6	816	55	871	8	879
Other major non-cash expenses relating to the segment result	1,109	2,067	328	47	425	3,976	105	4,081	45	4,126
EBITDA	**2,800**	**3,142**	**561**	**816**	**-224**	**7,095**	**1,229**	**8,324**	**72**	**8,396**
Capital employed (as per the value management concept)[1]	7,468	11,962	6,645	19,047	-2,983	42,139				
Carrying amount of investments accounted for using the equity method	291	2,122		204		2,617				
Segment assets	28,324	20,988	10,635	25,792	471	86,210				
Segment liabilities	33,992	15,720	2,609	4,116	5,887	62,324				
Investments in intangible assets, property, plant and equipment and investment property	842	1,064	315	1,388	58	3,667				

1 Prior to restatement; as reported in the 2005 Annual Report.

Regions 2005	EU			Other Europe	America	Other	RWE Group
€ million	Germany	UK	Other EU				
External revenue	23,038	6,464	6,651	593	2,260	481	39,487
Segment assets	31,486	34,990	6,861	577	11,689	607	86,210
Capital expenditure on intangible assets, property, plant and equipment and investment property	1,434	1,210	359	69	525	70	3,667

Notes on segment data: Intra-group revenue reflects the level of revenue between segments and is priced at arm's length. The segment revenue is the sum of external and intra-group revenue.

Depreciation and amortization concern intangible assets, property, plant and equipment and investment property.

The definition of capital employed is derived from the value management concept. Capital employed is compatible with the operating result, which is also used for control purposes within the group (cf. pages 205 to 206). In addition to capital employed, the divisions' segment assets and liabilities are also disclosed. The following table shows the reconciliation of gross assets and gross liabilities to segment assets and segment liabilities:

Segment assets € million	12/31/06	12/31/05
Gross assets as per the balance sheet	93,455	109,458
Investments accounted for using the equity method	-2,271	-2,617
Other non-current financial assets	-1,684	-1,842
Marketable securities	-16,788	-10,344
Financial receivables	-4,482	-4,655
Deferred tax assets	-3,618	-3,790
	64,612	**86,210**

Segment liabilities € million	12/31/06	12/31/05
Gross liabilities as per the balance sheet	79,344	97,101
Tax provisions	-2,725	-2,452
Financial liabilities	-19,382	-27,452
Deferred tax liabilities	-3,077	-4,873
	54,160	**62,324**

Capital expenditure includes spending on intangible assets, property, plant and equipment and investment property.

Income from investments accounted for using the equity *method* comprises income and expenses from profit- and loss-pooling agreements, and prorated corporate results. It also includes impairment losses on goodwill and on the investments accounted for using the equity method.

Reconciliation of the operating result € million	2006	2005
Income from operating activities of *continuing operations*	4,902	4,001
+ Income from investments	790	736
+/- Non-operating result	414	634
Operating result	**6,106**	**5,371**

The reconciliation addresses the following points:

Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus constitutes an integral part of the Group's operating activity.

Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result. In the event that impairment losses are recognized on the goodwill of fully consolidated companies, such losses are contained in the non-operating result.

More detailed information is presented on page 58 in the review of operations.

(33) Notes to the cash flow statement

The cash flow statement classifies cash flows according to operating, investing and financing activities. Cash and cash equivalents in the cash flow statement correspond to total cash and cash equivalents on the balance sheet. Cash and cash equivalents consist of cash on hand, demand deposits and fixed-interest marketable securities with a maturity of three months or less from the date of acquisition.

Flows of funds from the acquisition and sale of consolidated companies are included in cash flows from investing activities. Effects of foreign exchange rate changes are stated separately.

Among other things, cash flows from operating activities include:

- cash flows from interest income of €2,048 million (previous year: €1,216 million) and cash flows used for interest expenses of €2,827 million (previous year: €2,194 million);
- €998 million (previous year: €1,010 million) in taxes on income paid (less income tax refunds); and
- cash flows from investments (dividends) amounting to €485 million (previous year: €368 million), net of the portion stemming from accounting using the equity method that does not have an effect on cash flows.

Cash flows from financing activities include €984 million (previous year: €844 million) which was paid out to RWE shareholders and €224 million (previous year: €226 million) which was distributed to minority shareholders. New issuance of financial debt totalled €7,526 million (previous year: €4,361 million) and was contrasted by repayments of €9,257 million (previous year: €6,672 million).
Changes in the scope of consolidation resulted in a net change in cash and cash equivalents of -€996 million (previous year: -€41 million).

Cash and cash equivalents of €0 million (previous year: €5 million) stemming from acquisitions are offset against capital expenditure on financial assets. Divested cash and cash equivalents of €996 million (previous year: €46 million) are included in proceeds from divestitures.

Exploration resulted in cash flows from continuing operations in the amount of €110 million (previous year: €50 million) and cash flows from investing activity of €101 million (previous year: €56 million).

First-time consolidations and deconsolidations resulted in a decline of €4,783 million in net financial debt.

There are no restrictions on the disposal of cash and cash equivalents.

Net debt of the RWE Group € million	12/31/06	12/31/05
Cash and cash equivalents	2,794	1,431
Marketable securities	16,788	10,344
Non-current marketable securities and other loans	1,514	1,431
Other financial assets	3,006	3,184
Financial assets	**24,102**	**16,390**
Bonds, other notes payable and bank debt	17,762	21,781
Commercial paper	546	3,201
Other financial debt	1,074	2,846
Financial liabilities	**19,382**	**27,828**
Net financial debt	**-4,720**	**11,438**
Pension provisions and other similar liabilities	11,584	11,997
Net debt	**6,864**	**23,435**

Other financial debt includes financial liabilities to non-consolidated subsidiaries and investments, as well as other financial liabilities. Net financial debt is the difference between financial assets and financial liabilities.

(34) Information on concessions

A number of easement agreements and concession contracts have been concluded in the fields of electricity, gas and water between RWE Group companies and governmental authorities in the areas supplied by RWE.

In the fields of electricity and gas, easement agreements relate to the use of public roads and rights of way for the installation and operation of transmission lines which are part of the public energy supply network. These agreements are limited to a term of 20 years. When the agreements expire, there is a legal obligation to transfer ownership of the local distribution facilities to the new energy supplier, in exchange for appropriate compensation of RWE.

Water concession agreements contain provisions for the right and obligation to provide water and wastewater services, operate the associated infrastructure, such as water utility plants, as well as to implement capital expenditure. Concessions in the water business generally have terms of up to 50 years.

(35) Related party disclosures

Within the framework of their ordinary business activities, RWE AG and its subsidiaries have business relationships with numerous companies. These include associates, which are classified as parties related to the Group, along with the RWE Energy Division's investments in municipal enterprises accounted for using the equity method, especially municipal utilities.

In the 2006 fiscal year, business transactions concluded with major related parties led to the following items in RWE's consolidated financial statements:

Key items from transactions with associates € million	2006	2005
Revenue	938	634
Expenses	125	74
Receivables	951	777
Payables	86	56

All business transactions are completed at arm's length prices and on principle do not differ from the conditions for supply and services provided to other enterprises. €232 million of the receivables and €86 million of the liabilities fall due within one year. In respect of the receivables there are guarantees of €0 million (previous year: €5 million) and other collaterals amounting to €4 million (previous year: €1 million). €720 million of the receivables are interest-bearing (previous year: €730 million); there were no interest-bearing liabilities.

No material business transactions were concluded between the RWE Group and related persons.

The compensation model and compensation of the Executive and Supervisory Boards is presented in the compensation report, which is included in the review of operations.

During the period under review, no loans or advances were granted to members of the Executive or Supervisory Boards.

Former members of the Executive Board and their surviving dependents received €11,803,000. Of this amount, €1,885,000 came from subsidiaries and €2,787,000 was related to the exercise of LTIP. The total amount also includes compensation from subsidiaries for the exercise of mandates amounting to €38,000. As at the balance-sheet date, €111,291,000 has been accrued for defined benefit obligations to former members of the Executive Board and their surviving dependents, of which €23,672,000 was set aside at subsidiaries.

The Economic Advisory Board was paid compensation of €363,000; above and beyond this, members of the Economic Advisory Board also received compensation of €36,000 for mandates at subsidiaries.

Declarations on the members of the Executive and Supervisory Boards in accordance with Sec. 285 No. 10 of the German Commercial Code (HGB) are presented on pages 207 to 211.

(36) Auditor's fees

The following fees were recognized as expenses for the services rendered in fiscal 2006 and in the prior year by the auditors of the consolidated financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft:

Auditor's fees € million	2006	2005
Audit services	16.7	13.1
Other assurance and valuation services	4.8	8.6
Tax services	1.8	1.5
Other services rendered for RWE AG or subsidiaries	0.3	0.5
	23.6	**23.7**

The fees for audit services primarily contain the fees for the audit of the consolidated financial statements as well as for the audit of the financial statements of RWE AG and its subsidiaries. Fees for other assurance or valuation services related principally to due diligence services in relation to acquisitions and disposals. This item also includes fees for review of the internal controlling system, in particular the IT systems and expenses related to statutory or court-ordered requirements. Fees for tax services mainly include fees for consultation in relation to the preparation of tax returns and review of resolutions of the tax authorities as well as national and international tax-related matters. Up to October 31, 2006, they also include tax consultation for employees living abroad.

(37) Application of Sec. 264, Para. 3 and Sec. 264b of the German Commercial Code

The following German subsidiaries made use of the exemption clause included in Sec. 264 Para. 3 and Sec. 264b of the German Commercial Code (HGB):

- BGE Beteiligungs-Gesellschaft für Energieunternehmen mbH, Essen
- GBV Dreizehnte Gesellschaft für Beteiligungsverwaltung mbH & Co. KG, Essen
- GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH, Essen
- GBV Siebte Gesellschaft für Beteiligungsverwaltung mbH, Essen
- GBV Vierzehnte Gesellschaft für Beteiligungsverwaltung mbH, Essen
- HEC GmbH, Dortmund
- Kavernenspeicher Staßfurt GmbH, Staßfurt
- OIE Aktiengesellschaft, Idar-Oberstein
- Rheinische Baustoffwerke GmbH, Bergheim
- rhenag Beteiligungs GmbH, Cologne
- RWE Aqua International GmbH, Essen
- RWE Dea AG, Hamburg
- RWE Dea Suez GmbH, Hamburg
- RWE Energy Aktiengesellschaft, Dortmund
- RWE Energy Beteiligungsgesellschaft mbH, Dortmund
- RWE Fuel Cells GmbH, Essen
- RWE KAC Dezentrale Energien GmbH & Co. KG, Dortmund
- RWE Key Account Contracting GmbH, Essen
- RWE Key Account GmbH, Essen
- RWE Kundenservice GmbH, Bochum
- RWE Plus Beteiligungsgesellschaft Mitte mbH, Essen
- RWE Power Aktiengesellschaft, Cologne and Essen
- RWE Rhein-Ruhr Aktiengesellschaft, Essen
- RWE Rhein-Ruhr Netzservice GmbH, Siegen
- RWE Rhein-Ruhr Verteilnetz GmbH, Wesel
- RWE Rhenas Versicherungsvermittlung GmbH, Essen
- RWE Solutions Aktiengesellschaft, Alzenau
- RWE Systems Aktiengesellschaft, Dortmund
- RWE Systems Computing GmbH, Dortmund
- RWE Systems Consulting GmbH, Essen
- RWE Systems Development GmbH & Co. KG, Dortmund
- RWE Systems Immobilien Alzenau GmbH, Alzenau
- RWE Systems Immobilien GmbH u. Co. KG, Essen
- RWE Trading GmbH, Essen
- RWE Transportnetz Gas GmbH, Essen
- RWE Transportnetz Strom GmbH, Dortmund
- RWE Westfalen-Weser-Ems Aktiengesellschaft, Dortmund
- RWE Westfalen-Weser-Ems Netzservice GmbH, Dortmund
- RWE Westfalen-Weser-Ems Verteilnetz GmbH, Recklinghausen
- SKW Steinkohlen-Wärme GmbH, Kamp-Lintfort
- Speicher Breitbrunn/Eggstätt RWE Dea & Mobil, Hamburg
- Thames Water Aqua Holdings GmbH, Essen
- Thyssengas GmbH, Duisburg

(38) Declaration according to Sec. 161 of the German Stock Corporation Act

The declarations on the German Corporate Governance Code prescribed by Sec. 161 of the German Stock Corporation Act (AktG) have been submitted for RWE AG and its publicly traded subsidiaries and have been made accessible to the shareholders.

(39) Events after the balance-sheet date

Information on events after the balance-sheet date is presented in the review of operations.

Auditor's Report

We have audited the consolidated financial statements prepared by the RWE Aktiengesellschaft, Essen, comprising the income statement, the balance sheet, cash flow statement, statement of changes in equity and the notes to the consolidated financial statements, together with the combined review of operations for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the combined review of operations in accordance with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § *(Article)* 315a *Abs. (paragraph)* 1 HGB ('Handelsgesetzbuch': German Commercial Code) are the responsibility of the parent Company's Executive Board. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the 'Institut der Wirtschaftsprüfer' (Institute of Public Auditors in Germany) (IDW) and additionally observed the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the combined review of operations are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the combined review of operations are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Executive Board, as well as evaluating the overall presentation of the consolidated financial statements and the combined review of operations. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion based on the findings of our audit the consolidated financial statements comply with the IFRSs as adopted by the EU and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The combined review of operations is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Essen, Germany, February 13, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

M. Wiegand	Dr. N. Schwieters
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Material Investments as of December 31, 2006

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000	Revenue 2006 € million	Employees[2] 2006 average
RWE Aktiengesellschaft, Essen		**7,423,562**	**2,413,027**	**-**	**360**
RWE Power					
RWE Power Aktiengesellschaft, Cologne and Essen	100	2,171,058	-[1]	7,243	12,909
GfV Gesellschaft für Vermögensverwaltung AG, Dortmund	100	109,390	58,290	-	41
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)	99	165,545	-[1]	378	299
Kernkraftwerk Gundremmingen GmbH, Gundremmingen	75	84,762	8,343	225	701
Mátrai Erömü Zártkörüen Müködö Rt. (MÁTRA), Visonta/Hungary	51	184,619	36,264	227	2,454
Rheinbraun Brennstoff GmbH, Cologne	100	63,294	-[1]	567	155
RWE Dea AG, Hamburg	100	1,323,905	-[1]	1,190	743
RWE Dea Norge AS, Oslo/Norway	100	95,013	-13,654	212	63
RWE Dea Suez GmbH, Hamburg	100	87,226	-[1]	172	92
RWE Trading GmbH, Essen	100	51,100	-[1]	12,091	502
RWE Energy					
RWE Energy Aktiengesellschaft, Dortmund	100	1,022,905	-[1]	8,057	509
Budapesti Elektromos Müvek Nyrt. (ELMÜ), Budapest/Hungary	55	343,915	58,648	814	1,856
Emscher Lippe Energie GmbH, Gelsenkirchen	79	87,626	11,456	485	651
Energis GmbH, Saarbrücken	66	134,779	20,592	312	338
envia Mitteldeutsche Energie AG, Chemnitz	64	888,772	72,145	2,337	2,201
envia Netzservice GmbH, Chemnitz	100	4,045	-[1]	365	7
envia Verteilnetz GmbH, Halle	100	24	-[1]	1,538	4
Észak-magyarországi Áramszolgáltató Nyrt. (ÉMÁSZ), Miskolc/Hungary	54	155,864	16,875	336	1,063
EWV Energie- und Wasser-Versorgung GmbH, Stolberg	54	36,204	11,007	322	374
Jihomoravská plynárenská, a.s., Brno/Czech Republic	50	209,535	34,274	639	1,004
Koblenzer Elektrizitätswerk und Verkehrs-Aktiengesellschaft, Koblenz	58	87,329	18,743	389	539
Lechwerke Aktiengesellschaft, Augsburg	90	226,773	66,900	925	1,166
LEW Verteilnetz GmbH, Augsburg	100	25	-[1]	497	3
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	120,174	26,388	690	290
rhenag Rheinische Energie Aktiengesellschaft, Cologne	100	114,242	-[1]	296	330
RWE Energy Beteiligungsgesellschaft mbH, Dortmund	100	2,644,409	-[1]	-	-
RWE Energy Nederland N.V., Hoofddorp/Netherlands	100	357,310	23,698	842	107
RWE Gas International B.V., Hoofddorp/Netherlands	100	4,464,084	305,042	-	-
RWE Key Account GmbH, Essen	100	25	-[1]	1,761	87
RWE Kundenservice GmbH, Bochum	100	25	-[1]	310	14
RWE Obragas N.V., Helmond/Netherlands	100	94,111	16,074	328	136

1 Profit- and loss-pooling agreement.
2 Converted to full time equivalents.

I. Affiliates	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000	Revenue 2006 €million	Employees[3] 2006 average
RWE Energy					
RWE Rhein-Ruhr Aktiengesellschaft, Essen	100	238,405	-[1]	5,694	4,773
RWE Rhein-Ruhr Netzservice GmbH, Siegen	100	25	-[1]	984	31
RWE Rhein-Ruhr Verteilnetz GmbH, Wesel	100	25	-[1]	2,313	6
RWE Solutions Aktiengesellschaft, Alzenau	100	186,856	-[1]	-	36
RWE Transgas, a.s., Prague/Czech Republic	100	3,022,606	289,743	2,781	306
RWE Transportnetz Gas GmbH, Essen	100	55	-[1]	274	66
RWE Transportnetz Strom GmbH, Dortmund	100	613,025	-[1]	4,582	365
RWE Westfalen-Weser-Ems Aktiengesellschaft, Dortmund	80	283,185	-[1]	5,140	2,662
RWE Westfalen-Weser-Ems Netzservice GmbH, Dortmund	100	25	-[1]	1,125	24
RWE Westfalen-Weser-Ems Verteilnetz GmbH, Recklinghausen	100	25	-[1]	1,607	4
RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, Mülheim an der Ruhr	80	63,238	10,019	109	458
Severoceská plynárenská, a.s., Ústí nad Labem/Czech Republic	100	110,771	18,974	355	414
Severomoravská plynárenská, a.s., Ostrava/Czech Republic	68	172,091	25,438	498	705
Stadtwerke Düren GmbH, Düren	75	27,224	6,493	153	215
STOEN S.A., Warsaw/Poland	99	197,209	32,882	474	1,310
Stredoceská plynárenská, a.s., Prague/Czech Republic	97	97,308	16,442	300	404
Süwag Energie AG, Frankfurt am Main	78	268,309	48,000	1,513	1,471
Süwag Netz GmbH, Frankfurt am Main	100	25	-[1]	505	10
Thyssengas GmbH, Duisburg	100	179,695	-[1]	97	-
VSE Aktiengesellschaft, Saarbrücken	69	133,247	14,366	285	297
Východoceská plynárenská, a.s., Hradec Králové/Czech Republic	67	111,545	10,213	280	508
Západoceská plynárenská, a.s., Plzeň/Czech Republic	98	65,022	7,524	216	367
RWE npower					
RWE Npower Holdings plc, Swindon/UK[2]	100	718,739	-79,351	8,493	11,066
Water Division					
Thames Water Aqua US Holdings, Inc., Wilmington/ Delaware/USA; American Water Group[2] with 72 subsidiaries in the US and Canada	100	3,453,897	-263,140	1,702	6,914
Other subsidiaries					
RWE Finance B.V., Zwolle/Netherlands	100	10,345	2,251	-	-
RWE Systems Aktiengesellschaft, Dortmund	100	150,507	-[1]	1,988	1,461

1 Profit- and loss-pooling agreement.
2 Figures from the company's financial statements.
3 Converted to full time equivalents.

II. Companies accounted for using the equity method	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000
RWE Power			
TCP Petcoke Corporation, Dover/Delaware/USA[1]	50	8,869	10,934
Grosskraftwerk Mannheim Aktiengesellschaft, Mannheim	40	114,141	6,647
RWE Energy			
AVU Aktiengesellschaft für Versorgungs-Unternehmen, Gevelsberg	50	94,481	10,796
Cegedel S.A., Luxembourg/Luxembourg[1]	30	328,915	53,396
Dortmunder Energie- und Wasserversorgung GmbH, Dortmund	47	150,437	61,815
EVH GmbH, Halle (Saale)	30	76,736	12,927
Fővárosi Gázművek Zrt., Budapest/Hungary	50	143,414	17,557
Kärntner Energieholding Beteiligungs-GmbH, Klagenfurt/Austria[1]	49	403,807	36,466
Kommunale Energie- und Wasserversorgung Neunkirchen AG, Neunkirchen	29	71,478	8,840
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach[1]	50	435,635	39,569
Pfalzwerke Aktiengesellschaft, Ludwigshafen	27	182,843	17,176
Regionalgas Euskirchen GmbH & Co. KG, Euskirchen	43	48,006	11,399
RheinEnergie AG, Cologne	20	564,045	166,833
RWE-Veolia Berlinwasser Beteiligungs AG, Berlin	50	263,928	11,477
SpreeGas Gesellschaft für Gasversorgung und Energiedienstleistung mbH, Cottbus	33	20,628	6,206
Stadtwerke Duisburg AG, Duisburg	20	152,223	26,280
Stadtwerke Essen AG, Essen	29	116,557	17,608
TIGÁZ Tiszántúli Gázszolgáltató Zrt., Hajdúszoboszló/Hungary	44	148,729	12,428
Východoslovenská energetika a.s. (VSE), Košice/Slovakia	49	163,907	43,303
ZOV Zagrebacke Optpadne Vode d.o.o., Zagreb/Croatia	49	52,490	21,351

1 Figures from the company's financial statements.

III. Other Investments	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000
RWE Energy			
Stadtwerke Chemnitz AG, Chemnitz	19	255,562	17,635
Others			
RAG Aktiengesellschaft, Essen[1]	30	4,576,600	273,400

1 Figures from the company's financial statements.

The RWE Group's value management

Return-oriented control of the company. Increasing shareholder value lies at the heart of our strategy. Additional value is created when the return on capital employed (ROCE) exceeds capital costs. ROCE reflects the pure operating return. It is calculated by dividing the operating result by capital employed.

We calculate our cost of capital as a weighted average cost of equity and debt. Equity capital costs cover the capital market's expectation of company-specific returns when investing in an RWE share over and above that of a risk-free investment. The cost of debt is linked to long-term financing conditions in the RWE Group and allows interest on debt to be classified as tax deductible (tax shield).

The table at the top of page 206 shows the parameters used to calculate capital costs. As of fiscal 2006, we adapted some of these parameters to developments on the market and business performance. We calculate the Group's cost of debt by applying a pre-tax cost rate of 5.25%. In 2005, the rate was 5.75%. By reducing the cost rate, we are taking into account the decline in long-term interest rates observed in the last few years. The cost of equity is derived on the basis of an interest rate of 4.75% (previous year: 5.0%), which is customary for a risk-free investment, plus risk charges specific to the Group and the Group's divisions. Here, we operate on the basis of a beta factor, which has been increased from 0.7 to 0.74, because our business has become more volatile due to the sale of the regulated water activities. The ratio of equity to debt is 50:50 (2005: 40:60). We do not derive this parameter from the amounts carried on the balance sheet, but, among other things, from the marked-to-market valuation of equity and assumptions concerning the long-term development of our net financial position and provisions. The adjustment to the 2005 parameters is based on the significant improvement of our net financial position caused by the sale of Thames Water. The RWE Group's cost of capital was thus 9.0% before tax, as in 2005.

Relative value added is the difference between ROCE and capital costs. Multiplying this figure by the capital employed results in the absolute value added, which we employ as a central management benchmark. The higher the value added, the more attractive a particular activity is for our portfolio. It is the most important criterion for evaluating capital expenditure and for determining bonus payments for RWE Group executives.

RWE Group—capital costs		2005	From 2006
Risk-free interest rate	%	5.0	4.75
Market premium	%	5.0	5.0
Beta factor		0.7	0.74
Cost of equity after tax	%	8.5	8.5
Cost of debt before tax	%	5.75	5.25
Tax rate for debt	%	29.3	31.4
Tax shield	%	-1.65	-1.65
Cost of debt after tax	%	4.1	3.6
Proportion of equity	%	40	50
Proportion of debt	%	60	50
Capital costs after tax	%	**5.8**	**6.0**
Tax rate for blanket conversion	%	35	35
Capital costs before tax	%	**9.0**	**9.0**

RWE Group—determining value added 2006[1]		
Operating result	€ million	**6,106**
+ Interest income from lease receivables	€ million	12
Operating result for calculating ROCE	€ million	**6,118**
Intangible assets/property, plant and equipment[2,3]	€ million	46,880
+ Investments including loans	€ million	4,208
+ Inventories[3]	€ million	2,154
+ Trade accounts receivable	€ million	8,597
+ Other assets incl. prepaid expenses	€ million	12,412
- Non-interest-bearing provisions[4]	€ million	9,558
- Non-interest-bearing liabilities[5]	€ million	26,815
+ Adjustments to average capital employed[6]	€ million	-5,114
Capital employed	€ million	**32,764**
ROCE	%	**18.7**
Relative value added	%	**9.7**
Absolute value added	€ million	**3,169**

1 Balance sheet items each with average year-end figures for 1 December 31, 2005 and 2006.
2 This figure was adjusted to account for deferred tax liabilities relating to the capitalized customer base of RWE npower.
3 Assets capitalized in accordance with IAS 16.15 are not taken into account since these assets do not employ capital. This relates to €468 million in non-current assets and €88 million in inventories.
4 Including tax provisions and other provisions; excluding non-current provisions of €890 million.
5 Including trade liabilities, income tax liabilities, other liabilities, deferred income, prepayments received and notes payable. Also includes deferred tax liabilities in the Water Division amounting to €2,043 million.
6 Corrected to account for first-time consolidations and deconsolidations during the year. This primarily relates to the reclassification of Thames Water as a discontinued operation.

Supervisory Board

Dr. Thomas R. Fischer
Düsseldorf
Chairman
Chairman of the Board of Management of WestLB AG
- Audi AG
- AXA Konzern AG
- Hapag-Lloyd AG
- Weberbank Actiengesellschaft (Chairman)
- DekaBank Deutsche Girozentrale
- Deutscher Sparkassen Verlag GmbH
- KfW - Kreditanstalt für Wiederaufbau
- Landwirtschaftliche Rentenbank

Frank Bsirske
Berlin
Deputy Chairman
Chairman of ver.di
Vereinte Dienstleistungsgewerkschaft
- Deutsche Lufthansa AG
- IBM Central Holding GmbH

Dr. Paul Achleitner
Munich
Member of the Board of Management of Allianz SE
- Allianz Deutschland AG
- Allianz Global Investors AG
- Allianz Lebensversicherungs-AG
- Bayer AG
- Allianz Elementar Versicherungs-AG (Chairman)
- Allianz Elementar Lebensversicherungs-AG (Chairman)

Sven Bergelin
Berlin
- since April 13, 2006 -
Trade Union Secretary of ver.di
Vereinte Dienstleistungsgewerkschaft

Werner Bischoff
Monheim am Rhein
- since April 13, 2006 -
Member of the Main Executive Board
of IG Bergbau, Chemie, Energie
- CHEMIE Pensionsfonds AG
- Continental AG
- Degussa AG
- Sanofi-Aventis Deutschland GmbH
- Hoechst GmbH
- RWE Power AG
- BGAG Beteiligungsgesellschaft der Gewerkschaften GmbH
- THS TreuHandStelle für Bergmannswohnstätten im rheinisch-westfälischen Steinkohlenbezirk GmbH

Carl-Ludwig von Boehm-Bezing
Bad Soden
Former member of the Board of Management
of Deutsche Bank AG

Heinz Büchel
Trier
- since April 13, 2006 -
Chairman of the General Works Council
of RWE Rhein-Ruhr AG
- RWE Energy AG

Wilfried Donisch*
Mülheim an der Ruhr
- until August 8, 2006 -
Chairman of the General Works Council of SAG GmbH
- RWE Energy AG
- RWE Solutions AG

Dieter Faust
Eschweiler
Chairman of the Works Council, Plant Services/
Materials Management of RWE Power AG

- Member of other mandatory supervisory boards.
- Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

* Information valid as of the date of retirement from the Supervisory Board.

Simone Haupt
Hagen
Chairman of the General Works Council
of RWE Systems AG

Heinz-Eberhard Holl
Osnabrück
Former Chief Administrative Officer,
Osnabrück Rural District
- Georgsmarienhütte GmbH
- Georgsmarienhütte Holding GmbH

Berthold Huber*
Oberursel
- until April 13, 2006 -
Trade Union Secretary of IG Metall
- Audi AG
- Siemens AG

Dr. Dietmar Kuhnt*
Essen
- until April 13, 2006 -
Former CEO of RWE AG
- Allianz Versicherungs-AG
- Dresdner Bank AG
- GEA Group AG
- Hapag-Lloyd AG
- HOCHTIEF AG
- TUI AG
- Société Electrique de l'Our S.A.

Dr. Gerhard Langemeyer
Dortmund
Mayor of the City of Dortmund
- Dortmunder Stadtwerke AG (Chairman)
- Harpen AG
- KEB Holding AG (Chairman)
- Klinikum Dortmund gGmbH (Chairman)
- Schüchtermann Schiller'sche Kliniken KG
- Sparkasse Dortmund (Chairman)

Dagmar Mühlenfeld
Mülheim an der Ruhr
Mayor of the City of Mülheim an der Ruhr
- Mülheimer Wohnungsbau e.G. (Chairman)
- Beteiligungsholding Mülheim an der Ruhr GmbH
- Flughafen Essen/Mülheim GmbH (Chairman)
- medl GmbH (Chairman)
- Mülheim & Business GmbH (Chairman)
- Ruhrbania Projektentwicklungsgesellschaft mbH (Chairman)
- Ruhrgebiet Tourismus Management GmbH

Erich Reichertz
Mülheim an der Ruhr
- since April 13, 2006 -
M.A. in engineering
- RWE Energy AG

Dr. Wolfgang Reiniger
Essen
Mayor of the City of Essen
- EGZ Entwicklungsgesellschaft Zollverein mbH
- EMG Essen Marketing GmbH Gesellschaft für Stadtwerbung, Touristik und Zentrenmanagement (Chairman)
- Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
- Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
- Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
- Messe Essen GmbH (Chairman)
- Sparkasse Essen (Chairman)

Günter Reppien
Lingen
Chairman of the General Works Council of RWE Power AG
- RWE Power AG
- Stadtwerke Lingen GmbH

- Member of other mandatory supervisory boards.
- Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

* Information valid as of the date of retirement from the Supervisory Board.

Bernhard von Rothkirch*

Frechen

– until April 13, 2006 –

M.A. in mining engineering

Dagmar Schmeer

Saarbrücken

– since August 9, 2006 –

Chairman of the Works Council of VSE AG

- VSE AG

Dr. Manfred Schneider

Leverkusen

Chairman of the Supervisory Board of Bayer AG

- DaimlerChrysler AG
- Linde AG (Chairman)
- Metro AG
- TUI AG

Prof. Dr. Ekkehard D. Schulz

Krefeld

– since April 13, 2006 –

Chairman of the Executive Board of ThyssenKrupp AG

- AXA Konzern AG
- Bayer AG
- MAN AG (Chairman)
- RAG AG
- RAG Beteiligungs-AG
- ThyssenKrupp Automotive AG (Chairman)
- ThyssenKrupp Services AG (Chairman)
- ThyssenKrupp Steel AG (Chairman)
- ThyssenKrupp Technologies AG (Chairman)

Klaus-Dieter Südhofer*

Recklinghausen

– until April 13, 2006 –

Former Trade Union Secretary of IG Bergbau, Chemie, Energie

- RWE Dea AG

Uwe Tigges

Bochum

Chairman of the General Works Council of RWE Westfalen-Weser-Ems AG

- RWE Energy AG
- RWE Westfalen-Weser-Ems AG

Prof. Karel Van Miert

Beersel

Professor, Nyenrode University

- Münchener Rückversicherungs-Gesellschaft AG
- Agfa-Gevaert N.V.
- Anglo American plc
- De Persgroup
- Koninklijke Philips Electronics N.V.
- SIBELCO N.V.
- SOLVAY S.A.
- Vivendi Universal S.A.

Jürgen Wefers*

Goch

– until April 13, 2006 –

Chairman of the Works Council of RWE Rhein-Ruhr AG, Wesel site

- Member of other mandatory supervisory boards.
- Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

* Information valid as of the date of retirement from the Supervisory Board.

Supervisory Board Committees

Executive Committee of the Supervisory Board

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz Büchel – since April 13, 2006 –
Dieter Faust
Simone Haupt – since April 13, 2006 –
Dr. Wolfgang Reiniger
Günter Reppien – until April 13, 2006 –
Dr. Manfred Schneider
Uwe Tigges – until April 13, 2006 –

Mediation Committee in accordance with Sec. 27, Par. 3 of the German Co-Determination Act (MitbestG)

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Werner Bischoff – since April 13, 2006 –
Dr. Manfred Schneider
Uwe Tigges – until April 13, 2006 –

Personnel Affairs Committee

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz-Eberhard Holl
Günter Reppien – since April 13, 2006 –
Klaus-Dieter Südhofer – until April 13, 2006 –
Uwe Tigges – since April 13, 2006 –

Audit Committee

Carl-Ludwig von Boehm-Bezing (Chairman)
Werner Bischoff – since April 13, 2006 –
Dr. Dietmar Kuhnt – until April 13, 2006 –
Dr. Gerhard Langemeyer
Günter Reppien
Bernhard von Rothkirch – until April 13, 2006 –
Prof. Dr. Ekkehard D. Schulz – since April 13, 2006 –
Uwe Tigges

Executive Board

Harry Roels

Essen

CEO of RWE AG

• Deutsche Post AG

• RWE Energy AG (Chairman)

• RWE Power AG (Chairman)

• RWE Npower Holdings plc (Chairman)

• RWE Trading GmbH (Chairman)

Berthold Bonekamp

Grevenbroich

Executive Vice-President of RWE AG

• Berlinwasser Holding AG

• RAG AG

• RAG Beteiligungs-AG

• RheinEnergie AG

• RWE Rhein-Ruhr AG (Chairman)

• RWE Westfalen-Weser-Ems AG (Chairman)

• Berliner Wasserbetriebe AöR

• RWE Energy Nederland B.V.

• RWE Npower Holdings plc

• STOEN S.A. (Chairman)

• VSE a.s.

Alwin Fitting

Westhofen

Executive Vice-President of RWE AG

• Harpen AG

• RWE Energy AG

• RWE Systems AG (Chairman)

Dr. Rolf Pohlig

Mülheim an der Ruhr

- since January 1, 2007 -

Executive Vice-President of RWE AG

• RWE Energy AG

• RWE Power AG

• RWE Npower Holdings plc

Dr. Klaus Sturany

Dortmund

Executive Vice-President of RWE AG

• Commerzbank AG

• Hannover Rückversicherung AG

• Heidelberger Druckmaschinen AG

• RAG AG

• RAG Beteiligungs-AG

• Österreichische Industrieholding AG

Jan Zilius

Cologne

Executive Vice-President of RWE AG

• Harpen AG (Chairman)

• RAG AG

• RAG Beteiligungs-AG

• RWE Dea AG (Chairman)

• Member of other mandatory supervisory boards.

• Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

Economic Advisory Board

Prof. Dr. Dr. Theodor Baums
Frankfurt am Main
Member of the Executive Committee of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Dr. Gerhard Cromme
Düsseldorf
– until August 31, 2006 –
Chairman of the Supervisory Board of ThyssenKrupp AG

Jürgen Dormann
Zurich
Chairman of the Administrative Council of ABB

Dr. Michael Frenzel
Hanover
Chairman of the Executive Board of TUI AG

Dr. Jürgen Großmann
Hamburg
Partner in Georgsmarienhütte Holding GmbH

Helmut Haumann
Cologne
– until December 14, 2006 –
Chairman of the Executive Board of RheinEnergieStiftungen

Dr. Dietmar Kuhnt
Essen
– since April 14, 2006 –
Former CEO of RWE AG

Prof. Dr. Hubert Markl
Konstanz
Former President of Max-Planck-Gesellschaft

Wolfgang Mayrhuber
Frankfurt am Main
CEO of Deutsche Lufthansa AG

Dr. Thomas Middelhoff
Essen
Chairman of the Management Board of KarstadtQuelle AG

Klaus-Peter Müller
Frankfurt am Main
Chairman of the Board of Managing Directors of Commerzbank AG

Dr. Udo Oels
Odenthal
Former Executive Vice-President of Bayer AG

Dr. Heinrich von Pierer
Munich
Chairman of the Supervisory Board of Siemens AG

Dr. Bernd Pischetsrieder
Wolfsburg
Volkswagen AG

Prof. Dr. Dieter Schmitt
Essen
– until September 30, 2006 –
Duisburg-Essen University, Essen Campus

Klaus Schneider
Munich
Chairman of Schutzgemeinschaft der Kapitalanleger e.V.

Prof. Dr. Jürgen Strube
Ludwigshafen
Chairman of the Supervisory Board of BASF AG

Dr. Alfons Friedrich Titzrath
Cologne
Former Chairman of the Supervisory Board of Dresdner Bank AG

Marilyn Ware
Pennsylvania
– until January 31, 2006 –
CEO Ware Family Office

Anton Werhahn
Neuss
– since January 1, 2007 –
Chairman of the Board of Management of Wilh. Werhahn KG

Wilhelm Werhahn
Neuss
– until December 31, 2006 –
Personally liable partner in Wilh. Werhahn KG

Group Business Committee

Harry Roels
Chairman of the Group Business Committee
CEO of RWE AG

Berthold Bonekamp
CEO of RWE Energy AG
Executive Vice-President of RWE AG

Alwin Fitting
Executive Vice-President of RWE AG

Dr. Rolf Pohlig
Executive Vice-President of RWE AG

Dr. Klaus Sturany
Executive Vice-President of RWE AG

Jan Zilius
CEO of RWE Power AG
Executive Vice-President of RWE AG

Andrew Duff
CEO of RWE Npower Holdings plc

Stefan Judisch
Chairman of the Board of Directors of
RWE Gas Midstream GmbH

Chittur Ramakrishnan
CEO of RWE Systems AG

Dr. Georg Schöning
CEO of RWE Dea AG

Peter Terium
Chairman of the Board of Directors of
RWE Trading GmbH

Dr. Manfred Döss
Vice President Legal of RWE AG

Andreas Zetzsche
Vice President Corporate Strategy,
Mergers & Acquisitions of RWE AG

Glossary

BAFA price. Germany's Federal Office of Economics and Export Control (BAFA) uses reports made by buyers of hard coal to determine the price paid in Germany, including all costs incurred from the German border to the buyer. The price of power plant hard coal is published by BAFA quarterly and annually in shipping tons and tons of hard coal units.

Barrel. International unit of measurement for trading petroleum, available in imperial and US variants. A US barrel corresponds to 158.987 litres.

Clean Development Mechanism. In accordance with the Kyoto Protocol, companies and countries can obtain emissions certificates by participating in projects to reduce emissions in newly developing and developing countries, which are not obliged to reduce emissions themselves. They can use these certificates to meet their own requirements.

Combined heat and power generation. Heat which is not used in conventional thermal power generation plants is captured and used as steam or hot water. This increases the fuel efficiency of a power plant.

Commercial paper. Tradable, unsecured bearer bond issued only for short-term debt financing. Commercial paper is a revolving credit facility, with terms typically ranging from one day to 24 months.

Commodity. Term for standardized, tradable goods such as wheat, oil or gas.

Confidence interval. Range of probability used when estimating a parameter. The confidence interval is expressed in degrees of probability.

Credit default swap (CDS). Financial derivative for trading default risks associated with debt financing. The party seeking to hedge such risks generally pays an annual fee to the principal. In the event that the underlying credit is not repaid, the hedge-seeking party receives a contractually agreed sum from the principal.

Debt issuance programme. Contractual master and model documents for the issuance of bonds on domestic and foreign markets. It can be used as a flexible financing vehicle to issue long-term debt.

Defined benefit obligation. Net present value of an employee's benefit entitlements as of the balance-sheet date.

EBITDA. Earnings before interest, taxes, depreciation and amortization.

Equity accounting. Method for accounting for entities whose assets and liabilities cannot be entirely included in the consolidated financial statements by fully consolidating the entity. In such cases, the carrying amount of the investment is recorded on the basis of the development of the share held in the entity's equity. This change is recorded in the income statement of the company which owns the share in the entity.

Forward market/forward trading. Contracts for transactions to be fulfilled at a fixed point in time in the future are traded on forward markets. The price of the forward is established when the contract is agreed.

Hard coal unit (HCU). Unit of measurement for the energy content of primary energy carriers. One kilogram HCU corresponds to 29,308 kilojoules.

Incentive-based regulation. Regulation model scheduled to replace the current German cost control system from 2009 onwards. Based on the new model, grid fees will no longer be calculated on the basis of individual costs alone. Instead, the main parameter will be the cost base of the most efficient grid operators, based on a model established by the regulator.

Joint implementation. In accordance with the Kyoto Protocol, companies and countries can obtain emissions certificates by participating in projects to reduce emissions in certain other countries which are obliged to reduce emissions. They can use these certificates to meet their own reduction requirements.

LNG. Acronym for liquefied natural gas. LNG is obtained by cooling gas until it becomes liquid. It occupies only 1/600 of the space filled by natural gas in its gaseous state. Therefore, it is very well suited for transportation and storage.

Megawatt (MW). Unit of measurement of electric output. 1 megawatt = 10^3 kilowatts, 1 gigawatt = 10^6 kilowatts, 1 terawatt = 10^9 kilowatts.

Pensionsfonds. Separate legal entity under the supervision of the German Federal Financial Supervisory Authority. Legal standing differs from that of typical UK and US pension funds.

Rating. Standardized method in international capital markets for assessing the risk exposure and creditworthiness of debt issuers. A Single A rating is given to borrowers of strong creditworthiness.

Service cost. Reflects the increase in the cost associated with the net present value of an employee's benefit entitlements in accordance with the employee's work performance in the period being reviewed.

Spot market/spot trading. General term for markets where payment and delivery are effected immediately on conclusion of the transaction.

Spread. Difference between the buying and selling price. As regards bonds, the spread represents the difference in yield on bonds from different issuers.

Syndicated credit line. Credit line offered to companies, backed by several banks, with a term of one to seven years. Can be drawn down in various amounts, terms and currencies. Generally used to secure liquidity.

Total Shareholder Return (TSR). Indicator of the development of a share investment over the long term. It takes into account both the dividends paid as well as the changes in share price for the duration of the investment.

Upstream. Term for all activities involved in the exploration and production of oil and gas. Also includes the processing of these resources into marketable raw materials meeting generally accepted quality standards.

Value-at-risk method. Measure of risk indicating the estimated maximum loss that might occur from a risk position, assuming a certain probability under normal market conditions and that the position is held for a certain period of time.

Index

Imprint

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

Phone +49 201 12-00
Fax +49 201 12-15199
E-mail contact@rwe.com

Investor Relations:

Phone +49 201 12-15025
Fax +49 201 12-15265
E-mail invest@rwe.com

Corporate Communications:

Phone +49 201 12-15250
Fax +49 201 12-15094

For annual reports, interim reports and other information on RWE, please visit us on the Web at www.rwe.com or call our shareholder hotline:

Phone	0180 1 451280	(callers in Germany)
Phone	+49 180 1 451280	(callers outside Germany, excluding the USA)
Phone	+11 49 180 1 451280	(from the USA)

This is a translation of the German annual report. In case of divergence from the German version, the German version shall prevail.

Design concept and layout:

Hilger & Boie GmbH, Wiesbaden

Typesetting and production management:

Kompass/Chiari Werbeagentur GmbH, Essen

RWE Special:

Text: Thomas Luber, Cologne
Design concept: United Designers Network, Berlin
Design and layout: Hilger & Boie GmbH, Wiesbaden

Photographs:

Catrin Moritz, Essen
Christoph Papsch Fotografie
Corbis GmbH
Getty Images International Ltd.
RWE archive
Siemens
Stock4B GmbH

Printing:

D+L Printpartner GmbH, Bocholt

RWE is member of DIRK, the German Investor Relations Association.

Financial Calendar 2007/2008*

04/18/2007 Annual General Meeting

04/19/2007 Ex-dividend date

05/15/2007 Interim report for the first quarter of 2007
with analyst conference call

08/09/2007 Interim report for the first half of 2007
- Press conference
- Analyst conference

11/14/2007 Interim report for the first three quarters of 2007
with analyst conference call

02/22/2008 Annual report for fiscal 2007
- Press conference
- Analyst conference

04/17/2008 Annual General Meeting

04/18/2008 Ex-dividend date

05/15/2008 Interim report for the first quarter of 2008
with analyst conference call

08/14/2008 Interim report for the first half of 2008
- Press conference
- Analyst conference

11/11/2008 Interim report for the first three quarters of 2008
with analyst conference call

*All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.

Five-year overview RWE Aktiengesellschaft		2006	2005	2004	2003	2002
Dividend/dividend payment						
Dividend payment	€ million	1,968[9]	984	844	703	619
Dividend per share	€	3.50[9]	1.75	1.50	1.25	1.10[10]
Market capitalization/rating						
Market capitalization at end of fiscal year	€ billion	46.5	34.9	22.6	17.5	13.7
Long-term credit rating						
Moody's		A1	A1	A1	A1	A1
(outlook)		(stable)	(stable)	(negative)	(negative)	(negative)
Standard & Poor's		A+	A+	A+	A+	A+
(outlook)		(negative)	(negative)	(negative)	(negative)	(stable)

1 Figures adjusted; see commentary on pages 44 and 159.
2 As a result of the change in IFRS, figures after 2003 do not include goodwill amortization.
3 Figures for 2002 and 2003 are based on an old method. Please refer to pages 186 et seqq. of RWE's 2004 annual report.
4 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
5 In accordance with IAS 1, as of 2005 excluding financial assets.
6 Converted to full-time positions.
7 Balance sheet structure in accordance with IAS 1 as of December 31, 2004; 2002 and 2003: non-current assets = fixed assets including deferred taxes; current assets = inventories, accounts receivable and other assets, marketable securities, cash and cash equivalents, prepaid expenses.
8 Net financial debt/assets plus provisions for pensions and similar obligations.
9 Proposed dividend for RWE AG's 2006 fiscal year, subject to approval by the April 18, 2007 Annual General Meeting.
10 Includes €0.10 bonus.

Five-year overview (part of the ▶ Review of Operations)

Five-year-overview RWE Group		2006	2005[1]	2004	2003	2002
External revenue	€ million	44,256	39,487	42,137	43,875	46,633
Income						
EBITDA	€ million	7,861	7,095	8,400	8,476	7,241
Operating result	€ million	6,106	5,371	5,976	5,551	4,504
Income from continuing operations before tax[2]	€ million	3,657	3,156	3,935	2,123	2,722
Net income/RWE AG shareholders' share in net income[2]	€ million	3,847	2,231	2,137	953	1,050
Earnings per share[2]	€	6.84	3.97	3.80	1.69	1.87
Return on equity	%	30.3	20.8	23.8	10.4	13.5
Return on revenue	%	15.1	13.6	15.1	10.2	10.7
Value management[3]						
Return on capital employed (ROCE)	%	18.7	16.6	13.5	10.4	10.4
Value added	€ million	3,169	2,451	1,998	781	395
Capital employed	€ million	32,764	32,444	44,480	53,961	44,293
Cash flow/capital expenditure/depreciation and amortization						
Cash flows from operating activities	€ million	6,783	5,304	4,928	5,289	5,933
Free cash flow[4]	€ million	2,289	1,637	1,499	927	1,838
Capital expenditure including acquisitions	€ million	4,728	4,143	3,737	9,762	16,985
Property, plant and equipment	€ million	4,494	3,667	3,429	4,362	4,095
Depreciation, amortization, impairment losses and asset disposals[5]	€ million	3,164	4,098	7,051	6,819	6,655
Free cash flow per share	€	4.07	2.91	2.67	1.65	3.27
Workforce						
Workforce at end of fiscal year[6]		68,534	85,928	97,777	127,028	131,765
Asset/capital structure[7]						
Non-current assets	€ million	51,999	71,680	65,406	66,731	69,170
Current assets	€ million	41,456	37,778	27,964	32,411	31,103
Balance sheet equity	€ million	14,111	12,357	11,193	9,065	8,924
Non-current liabilities	€ million	52,402	65,065	60,321	61,327	64,384
Current liabilities	€ million	26,942	32,036	21,856	28,750	26,965
Balance sheet total	€ million	93,455	109,458	93,370	99,142	100,273
Net financial debt	€ million	-4,720	11,438	12,385	17,838	15,494
Net debt[8]	€ million	6,864	23,435	24,238	30,141	28,870
Equity ratio	%	15.1	11.3	12.0	9.1	8.9

Financial Statements of RWE AG

The financial statements and review of operations of RWE AG for the 2006 fiscal year are submitted to Bundesanzeiger Verlagsgesellschaft mbH, Cologne, Germany, the operator of the electronic Bundesanzeiger (Federal Gazette) and published in the electronic Bundesanzeiger. The review of operations of RWE AG has been combined with the review of operations of the RWE Group and has been published in our annual report on pages 18 to 92.

The joint list of RWE AG's investments has been prepared in accordance with Sec. 285, Item 11, and Sec. 313, Para. 2, Items 1 through 4 of the German Commercial Code (HGB) and published in the electronic Bundesanzeiger.

Five-year overview (part of the ▸ Review of Operations)

Five-year-overview RWE Group		2006	2005[1]	2004	2003	2002
External revenue	€ million	44,256	39,487	42,137	43,875	46,633
Income						
EBITDA	€ million	7,861	7,095	8,400	8,476	7,241
Operating result	€ million	6,106	5,371	5,976	5,551	4,504
Income from continuing operations before tax[2]	€ million	3,657	3,156	3,935	2,123	2,722
Net income/RWE AG shareholders' share in net income[2]	€ million	3,847	2,231	2,137	953	1,050
Earnings per share[2]	€	6.84	3.97	3.80	1.69	1.87
Return on equity	%	30.3	20.8	23.8	10.4	13.5
Return on revenue	%	15.1	13.6	15.1	10.2	10.7
Value management[3]						
Return on capital employed (ROCE)	%	18.7	16.6	13.5	10.4	10.4
Value added	€ million	3,169	2,451	1,998	781	395
Capital employed	€ million	32,764	32,444	44,480	53,961	44,293
Cash flow/capital expenditure/depreciation and amortization						
Cash flows from operating activities	€ million	6,783	5,304	4,928	5,289	5,933
Free cash flow[4]	€ million	2,289	1,637	1,499	927	1,838
Capital expenditure including acquisitions	€ million	4,728	4,143	3,737	9,762	16,985
Property, plant and equipment	€ million	4,494	3,667	3,429	4,362	4,095
Depreciation, amortization, impairment losses and asset disposals[5]	€ million	3,164	4,098	7,051	6,819	6,655
Free cash flow per share	€	4.07	2.91	2.67	1.65	3.27
Workforce						
Workforce at end of fiscal year[6]		68,534	85,928	97,777	127,028	131,765
Asset/capital structure[7]						
Non-current assets	€ million	51,999	71,680	65,406	66,731	69,170
Current assets	€ million	41,456	37,778	27,964	32,411	31,103
Balance sheet equity	€ million	14,111	12,357	11,193	9,065	8,924
Non-current liabilities	€ million	52,402	65,065	60,321	61,327	64,384
Current liabilities	€ million	26,942	32,036	21,856	28,750	26,965
Balance sheet total	€ million	93,455	109,458	93,370	99,142	100,273
Net financial debt	€ million	-4,720	11,438	12,385	17,838	15,494
Net debt[8]	€ million	6,864	23,435	24,238	30,141	28,870
Equity ratio	%	15.1	11.3	12.0	9.1	8.9

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

File No. 82-4018



RWE

Financial Statements 2006 of RWE AG



Financial Statements of RWE AG

The financial statements and review of operations of RWE AG for the 2006 fiscal year are submitted to Bundesanzeiger Verlagsgesellschaft mbH, Cologne, Germany, the operator of the electronic Bundesanzeiger (Federal Gazette) and published in the electronic Bundesanzeiger. The review of operations of RWE AG has been combined with the review of operations of the RWE Group and has been published in our annual report on pages 18 to 92.

The joint list of RWE AG's investments has been prepared in accordance with Sec. 285, Item 11, and Sec. 313, Para. 2, Items 1 through 4 of the German Commercial Code (HGB) and published in the electronic Bundesanzeiger.

Balance Sheet at December 31, 2006

Assets € million	Note	12/31/06	12/31/05
Non-current assets	(1)		
Financial assets		32,899	43,155
Current assets			
Accounts receivable and other assets	(2)		
Accounts receivable from affiliated companies		7,134	6,620
Other assets		800	316
Marketable securities	(3)	7,039	1,503
Cash and cash equivalents	(4)	1,501	597
		16,474	**9,036**
Prepaid expenses	(5)	**61**	**89**
		49,434	**52,280**

Equity and liabilities € million	Note	12/31/06	12/31/05
Equity	(6)		
Subscribed capital			
Common shares		1,340	1,340
Preferred shares		100	100
(contingent capital: €51 million)		**1,440**	**1,440**
Capital reserve		1,288	1,288
Retained earnings		2,728	2,283
Distributable profit		1,968	984
		7,424	**5,995**
Provisions	(7)		
Provisions for pensions and similar obligations		7,170	5,704
Provisions for taxes		2,084	1,728
Other provisions		1,214	1,133
		10,468	**8,565**
Liabilities	(8)		
Bonds		1,806	2,069
Bank debt		438	1,170
Trade accounts payable		56	7
Accounts payable to affiliated companies		28,563	30,901
Other liabilities		590	3,473
		31,453	**37,620**
Deferred income	(9)	**89**	**100**
		49,434	**52,280**

Income Statement for the period from January 1, 2006 to December 31, 2006

€ million	Note	2006	2005
Net income from financial assets	(12)	4,279	3,209
Net interest	(13)	-1,457	-1,301
Other operating income	(14)	1,718	1,523
Staff costs	(15)	-138	-139
Other operating expenses	(16)	-1,752	-1,107
Profit from ordinary activities		**2,650**	**2,185**
Taxes on income	(17)	-237	-327
Net profit		2,413	1,858
Profit carried forward from the previous year		□	□
Transfer to retained earnings		**-445**	**-874**
Distributable profit		**1,968**	**984**

□ Negligible amount.

Notes at December 31, 2006

Roll-Forward of Non-Current Assets	Cost				Accumulated depreciation	Carrying amounts		Depreciation for the reporting period
€ million	Balance at 12/31/2005	Additions	Disposals	Balance at 12/31/2006	Balance at 12/31/2006	Balance at 12/31/2005	Balance at 12/31/2006	
Financial assets								
Shares in affiliated companies	9,901	2,440	151	12,190	241	9,888	11,949	228
Loans to affiliated companies	27,656	1,190	13,840	15,006		27,656	15,006	
Investments	60	23	4	79	3	60	76	3
Long-term securities	5,549	844	519	5,874	8	5,549	5,866	8
Other loans	2			2		2	2	
	43,168	**4,497**	**14,514**	**33,151**	**252**	**43,155**	**32,899**	**239**

Basis of presentation

The financial statements of RWE AG have been prepared in accordance with the German Commercial Code (HGB) and the German Stock Corporation Act (AktG). Individual balance sheet and income statement items have been combined in order to improve clarity. These items are stated and explained separately in the notes to the financial statements. The income statement has been prepared using the nature of expense method. The financial statements have been prepared in euros (€) and amounts are stated in millions of euros (€ million).

Accounting policies

Investments in affiliated companies and investments are stated at cost, or at lower fair values in individual cases.

Long-term securities are valued at cost or lower market value.

Loans and employer loans are accounted for at nominal value or at lower fair value.

Accounts receivable and other assets are disclosed at nominal value after deducting required value adjustments. All identifiable individual risks are taken into account. Current securities are valued at cost or lower market value.

Provisions for pensions and similar obligations are based on actuarial computations using Klaus Heubeck's 2005G reference tables—which take into account generation-dependent life expectancies—applying the entry age normal method and an interest rate of 5%.

All identifiable risks, uncertain liabilities and anticipated losses from pending business transactions are taken into account in the assessment of other provisions.

Liabilities are on principle valued at repayable amounts.

Contingent liabilities are valued according to the extent of liability existing as of the balance-sheet date.

Foreign-currency transactions are valued at the exchange rate prevailing at the time of first entry or—when hedged—at the forward rate. As regards receivables, liabilities and foreign currency holdings, losses arising from exchange-rate fluctuations are included in the results as of the balance-sheet date.

Notes to the Balance Sheet

(1) Non-current assets

An analysis and description of the movements of non-current assets summarized in the balance sheet for the 2006 financial year is provided on page 4. The following is an overview of material changes in the fiscal year:

The carrying amount of Scaris Investment Ltd., Valetta/Malta, increased by a total of €2,281 million as a result of the inclusion of outstanding loans vis-à-vis RWE Npower plc., Swindon/UK, and four additional capital increases.

As per its resolution of April 12, 2006, the Annual General Meeting of GfV Gesellschaft für Vermögensverwaltung AG, Dortmund, (formerly known as Harpen AG) approved the spin-out and takeover agreements for the spin-out of the Distributed Power Generation Division into RWE Key Account Contracting GmbH, Essen, and of the Renewable Energy Division to RWE Power AG, Essen. Pursuant to the contribution and transfer agreement dated May 24, 2006, RWE AG contributed the resulting stake in RWE Key Account Contracting GmbH, Essen, to RWE Energy AG, Dortmund, through a non-cash contribution. This transaction had an effect of €151 million and €142 million on additions and disposals relating to shares in affiliated companies, respectively.

The decrease in loans to affiliated companies is affected by the sale of Thames Water, which was completed in the fiscal year, and primarily relates to the repayment of loans by Thames Water Aqua Holdings GmbH, Essen, and the RWE Thames Water Division. Further repayments relate to the RWE npower Division.

Long-term securities nearly exclusively include special funds. Additions consist of purchases of additional securities and the reinvestment of distributions.

(2) Accounts receivable and other assets

€ million	12/31/2006	Thereof RT[1] > 1 y.	12/31/2005	Thereof RT[1] > 1 y.
Accounts receivable from affiliated companies	7,134	1,002	6,620	36
Other assets	800	624	316	156
	7,934	**1,626**	**6,936**	**192**

1 RT = remaining term.

Accounts receivable from affiliated companies include claims arising from loans, tax group accounting settlements and ongoing clearing transactions.

Other assets primarily include claims from corporate tax credits. The enactment of the Societas Europeae Introduction Tax Law (SEStEG) on December 13, 2006, resulted in a legally unconditional claim to the reimbursement of corporate tax credits from the tax imputation period (Sec. 37 of the German Corporate Tax Act (KStG)—new version) at the end of the day on December 31, 2006. In the fiscal year, this led to tax proceeds of €0.6 billion. The credit is a result of the system switch from the imputation method to the half-income procedure in 2001 and is based on the fact that the tax burden of retained earnings in the past was higher than the tax burden on the profits which were distributed. The distribution-dependent realization of the credit applicable in the past was replaced by a procedure by which payments are made in instalments over a period of 10 years (2008 to 2017; generally effective September 30). Since the instalments do not bear interest, the receivable is stated at its present value.

In addition, interest accruals and receivables, notes payable as well as option premiums are disclosed.

(3) Marketable securities

Marketable securities are fixed-interest securities obtained from the placement of liquid funds.

In the 2006 fiscal year, RWE bought 447,139 RWE common shares on the capital market at an average purchase price of €77.23 per individual share certificate. They account for €1,221,475.84 of the corporation's share capital (0.1% of the subscribed capital). Employees of RWE AG and its affiliated companies received a total of 460,844 common shares at an average price of €52.81 per individual share certificate within the scope of capital formation and 16,295 common shares at an average price of €49.79 on the occasion of service anniversaries. Aggregate proceeds amounted to €25,148,499.69 million. Differences to the purchase price were recorded with an effect on results.

(4) Cash and cash equivalents

Cash and cash equivalents nearly exclusively relate to bank balances.

(5) Prepaid expenses

€ million	12/31/2006	12/31/2005
Discount	50	77
Other	11	12
	61	**89**

Other prepaid expenses predominantly consist of accrued prepayment of rent.

(6) Equity

Changes in equity € million	Balance at 12/31/2005	Dividend payments	Net profit	Balance at 12/31/2006
Subscribed capital	1,440			1,440
Capital reserve	1,288			1,288
Retained earnings				
Other retained earnings	2,283		445	2,728
Distributable profit	984	-984	1,968	1,968
	5,995	**-984**	**2,413**	**7,424**

RWE AG's share capital remained unchanged at €1,439,756,800 and breaks down as follows:

Common shares: 523,405,000 non-par-value common shares in the name of the bearer with 523,405,000 votes (93.1% of the subscribed capital).

Preferred shares: 39,000,000 non-par-value preferred shares in the name of the bearer without voting rights (6.9% of the subscribed capital).

In the course of the distribution of profits, the non-voting preferred shares shall be entitled to a preferred dividend of €0.13 per preferred share.

Contingent capital in the amount of €51,200,000.00 is available to offer subscription rights for common shares in the name of the bearer. Subscription rights were granted to members of the Executive Board and to other executives of RWE AG and subordinate affiliated companies.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE until October 12, 2007, totalling up to 10% of the company's share capital.

In the year under review, the groupwide share-based payment systems for executives of RWE AG and subordinate affiliated companies consisted of the following: the Executive Stock Option Plan (AOP-F), the Long-Term Incentive Plan (LTIP) and the new long-term incentive plan 'Beat'. If the persons holding stock options are not employed by RWE AG, the expenses associated with the exercise of the options are borne by the respective Group company.

	AOP-F[1]	LTIP[2]		
	2001A Tranche	2002 Tranche	2003 Tranche	2004 Tranche
Grant date	08/02/01	09/20/02	07/01/03	05/25/04
Number of options granted	5,262,300	5,950,350	6,677,450	9,192,800
Term	5 years	5 years	5 years	5 years
Vesting conditions	Three-year waiting period, the quoted market price of the common share—calculated on the basis of the total shareholder return approach—must increase prior to the exercise date by at least 6% annually on average and may not trail the Dow Jones STOXX share index by more than ten percentage points over the same period. Four-week exercise periods, starting on the 21st trading day following the publication of the revenue and earnings figures for the completed fiscal year and of the semi-annual results.	Two-year waiting period; the common share price must have risen by at least 10% prior to the exercise date and must have outperformed the Dow Jones STOXX Utilities Price Index on ten consecutive days in the same period (this last condition does not apply if the common share price increases by at least 20%). Upon achievement of the above performance targets, the options can be exercised on a daily basis following expiration of the waiting period, with the exception of short blocking periods prior to the publication of corporate data. The number of options which may be exercised depends on the increase in the price of the common share compared to the exercise price determined when the options are granted. In the event of a 20% price increase all of the options can be exercised; for a 15 or 10% increase, 60 or 25% of the options can be exercised, respectively.		
Exercise price	The exercise price equals the quoted market price of the common share on the first trading day after expiry of the relevant exercise period, minus a performance-related markdown. The markdown is limited to 40 percentage points.	€34.24	€26.37	€35.45
Form of settlement	Shares from contingent capital, existing common shares or cash settlement amounting to the difference between the share price upon exercise and the exercise price (at the discretion of RWE AG)	Cash settlement amounting to the difference between the share price upon exercise and the exercise price or provision of common shares (at the discretion of RWE AG). Settlement is limited to 50% of the exercise price.		

1 Executive Stock Option Plan.
2 Long-Term Incentive Plan.

	Beat	
	Tranche 2005	Tranche 2006
Grant date	01/01/05	01/01/06
Number of conditionally granted performance shares	2,551,800	2,444,191
Term	3 years	3 years
Pay-out conditions	Automatic pay-out if following a waiting period of three years an outperformance of at least 25% compared to the Dow Jones STOXX Utilities Index peer group has been achieved, measured in terms of their index weighting as of the inception of the programme. Measurement of outperformance is carried out using Total Shareholder Return (TSR), which takes into account both the development of the share price and reinvested dividends.	
Determination of payment	1. Determination of the index weighting of the peer group companies which exhibit a lower TSR than RWE at the end of the term 2. Performance factor is calculated by squaring this percentage rate and multiplying it by 1.25 3. Total number of performance shares which can be paid out is calculated by multiplying the performance shares conditionally granted by the performance factor 4. Payment corresponds to the final number of performance shares valued at the average RWE share price during the last 20 trading days prior to expiration of the programme (with a ceiling of two times and three times the value of the performance shares as of the grant date, for the 2006 tranche and the 2005 tranche, respectively)	
Change in corporate control/merger	• If during the waiting period there is a change in corporate control, a compensation payment is made. This is calculated by multiplying the price paid in the acquisition of the RWE shares by the final number of performance shares. The latter shall be determined as per the regulations of the compensation plan with regard to the time when the bid for corporate control is submitted. • In the event of merger with another company, compensation shall be calculated on the basis of the expected value of the performance shares at the time of the merger multiplied by the prorated number of performance shares corresponding to ratio between the total waiting period and the waiting period until the merger takes place.	
Form of settlement	Cash settlement	

Executive Stock Option Plan (AOP-F). The following changes in the number of outstanding AOP-F options occurred in the year under review:

AOP-F	2001A tranche
Outstanding at the start of the fiscal year	14,500
Forfeited	-4,500
Exercised	-10,000
Outstanding at the end of the fiscal year	0
Exercisable at the end of the fiscal year	0

The weighted average share price as of the exercise date was €71.82 for the options from AOP-F exercised in the year under review.

Long-Term Incentive Plan. The following changes in the number of outstanding LTIP options occurred in the year under review:

LTIP	2002 tranche	2003 tranche	2004 tranche
Outstanding at the start of the fiscal year	7,900	201,900	9,062,100
Forfeited	-4,000	-31,000	-176,207
Exercised	-2,700	-146,700	-8,769,043
Outstanding at the end of the fiscal year	1,200	24,200	116,850
Exercisable at the end of the fiscal year	1,200	24,200	116,850

The average weighted share price as of the exercise date amounted to €64.87 for the options from LTIP exercised fiscal 2006. The exercise prices of the outstanding LTIP options as of the balance-sheet date ranged from €26.37 to €35.45. The weighted average remaining contractual term amounted to 2.4 years.

Beat. The fair value of the performance shares (PS) conditionally granted in the Beat programme amounted to €17.48 per share for the 2006 tranche and to €18.62 per share for the 2006 tranche. These values were calculated externally using a multivariate Black-Scholes standard model via Monte Carlo simulations on the basis of one million scenarios each. In the calculations, due consideration was taken of the maximum payment stipulated in the programme's conditions for each conditionally granted performance share, discount rates for the remaining term, volatilities and the expected dividends of peer companies as well as the expected dividends of RWE AG.

In the year under review, the number of performance shares issued in the Beat programme developed as follows:

Beat	2005 tranche	2006 tranche
Outstanding at the start of the fiscal year	2,551,300	0
Granted	0	2,444,191
Forfeited	-263,414	-15,036
Outstanding at the end of the fiscal year	2,287,886	2,429,155
Exercisable at the end of the fiscal year	0	0

The remaining contractual term amounted to one year for the 2005 tranche and two years for the 2006 tranche.

(7) Provisions

€ million	12/31/2006	12/31/2005
Provisions for pensions and similar obligations	7,170	5,704
Provisions for taxes	2,084	1,728
Other provisions	1,214	1,133
	10,468	**8,565**

Disclosed provisions for pensions also include benefits payable to current and former employees of RWE Energy AG, RWE Power AG, RWE Rhein-Ruhr AG, RWE Systems AG, RWE Systems Applications GmbH, RWE Systems Computing GmbH, RWE Systems Immobilien GmbH & Co. KG, RWE Trading GmbH, RWE Transportnetz Strom GmbH and RWE Westfalen-Weser-Ems AG. Expenses incurred for the retirement benefits of the companies concerned are reimbursed by them.

In fiscal 2006, provisions for pensions were determined on the basis of an imputed interest rate that was reduced from 6% to 5%.

Provisions for taxes predominantly concern the year under review as well as tax auditing periods which are still open.

Other provisions primarily relate to risks associated with investments, interest payment obligations, and contingent losses from pending financial transactions.

A number of shareholder compensation claims were filed by outside shareholders in connection with restructuring programmes under company law to examine the reasonability of the conversion ratios and/or the amount of the cash compensations. RWE AG assumes that the conversion ratios and cash compensations determined by appraisers and verified by auditing firms were reasonable.

In the year under review, the EU Commission conducted several follow-up sector inquiries targeting energy utilities in Germany and other European Union member states. The measures were founded on initial suspicion of anti-competitive arrangements and abuse of market power. The EU Commission has not brought charges against RWE in this regard thus far. However, due to the protracted debate surrounding the future of Europe's energy industry, we expect the EU Commission to continue to investigate companies in countries including Germany in this respect and seek to file antitrust suits.

On December 18, 2006, the German Federal Cartel Office served a notice on RWE AG within the scope of the "CO_2 Emissions Trading and Electricity Price Formation" antitrust abuse proceedings that have been underway since August 2005. The Federal Cartel Office deems the formation of prices charged to industrial customers (excluding small commercial customers) for base-load power and general supply by RWE AG and its affiliated companies in the bilateral sales business in the 2005 calendar year abusive since the prices include more than 25% of the prorated market value of the CO_2 certificates allocated free of charge. It is to be expected that the Cartel Office will hand down a ruling on this basis in the first half of 2007.

RWE is convinced that it has a good case in these anti-trust suits and will defend itself with resolve. Given the current assessment of the legal situation, there was no need to accrue provisions for risks arising from the anti-trust suits as of December 31, 2006.

Securities with a nominal value of €50 million have been deposited in a trust for RWE AG and subsidiaries to secure entitlements from the old-age part-time block model in accordance with Sec. 8a of the German Old-Age Part-Time Employment Act (AltTZG). This collateral benefits both its own employees as well as the employees of group companies.

€7 million in accounts receivable from reinsurance policies have been pledged in connection with company pension benefit obligations from deferred compensation schemes.

Other future—undiscounted—financial obligations from leases and rent amounted to €208 million as of December 31, 2006. €137 million thereof are payable to affiliated companies.

(11) Derivative financial instruments

We use derivative financial instruments to hedge currency, interest-rate and price risks from foreign currency items, cash investments and financing transactions. The nominal volume of derivatives concluded with external counterparties amounts to €20.5 billion as of the balance-sheet date. Offsetting derivatives with a nominal volume of €12.2 billion have been concluded with group companies.

The following overview shows our derivative financial instruments as of December 31, 2006:

	Nominal volume		Remaining term > 1 year		Fair value	
€ million	External	Within the group	External	Within the group	External	Within the group
Foreign currency derivatives						
Foreign exchange forwards	3,911	7,059	932	2,060	-65	142
Interest rate currency swaps	12,254	4,804	2,166	634	21	-41
	16,165	**11,863**	**3,098**	**2,694**	**-44**	**101**
Interest rate derivatives	4,355	290	3,729	290	18	-1
Options	13	13			-51	51
Total	**20,533**	**12,166**	**6,827**	**2,984**	**-77**	**151**

The fair value generally corresponds to the market value of the derivative financial instrument if it can be reliably determined. If the market value cannot be determined reliably, the fair value is derived from the market value of similar financial instruments or using generally accepted valuation methods (discounted cash flow method, option price model).

Within the scope of currency hedging, among other things, interest-rate/cross-currency swaps as well as matching offsetting transactions have been concluded with wholly-owned subsidiaries. RWE AG's derivative transactions concluded with banks and the respective offsetting transactions form an evaluation unit to avoid an evaluation result. The companies use these interest-rate/ cross-currency swaps in addition to foreign-currency liabilities to hedge the prices of their foreign investments. On termination of a swap, the positive or negative market value is offset against the cost of the investments without an effect on profits or losses.

RWE AG concluded cross-currency swap transactions in order to hedge its group companies' foreign-currency receivables and liabilities.

Interest-rate and interest-rate/cross-currency swaps are used to hedge bonds, notes payable and commercial papers.

Furthermore, currency futures and cross-currency swaps were purchased for contractually agreed and forecast payments payable by—and individual currency risks associated with—RWE AG and group companies. Some of them were passed on to group companies congruently.

Offsetting options were concluded with a wholly-owned subsidiary holding underlying shares for the option rights to shares of HDM included in the exchangeable bonds. Additional associated options were passed on internally with an offsetting effect, too. At RWE AG, external and internal options form a valuation unit. The carrying amounts of the other assets and other liabilities each total €46 million.

Changes in the market value of derivatives are offset by corresponding offsetting changes in the market value of existing underlying transactions. €53 million in provisions to cover possible losses from negative market values of financial instruments were accrued for financial instruments which do not have a counteracting transaction on the balance sheet.

Internal directives that are binding upon RWE AG and its subsidiaries define the range of action, responsibilities and controls allowable when trading with derivatives. In particular, with the exception of arbitrage deals in energy trading, derivative financial instruments may only be used to hedge risks arising from underlying transactions and associated liquidity investment and financing procedures. All external counterparties have top-notch credit ratings.

Notes to the Income Statement

(12) Net income from financial assets

€ million	2006	2005
Income from profit and loss transfer agreements with affiliated companies	2,734	2,511
Income from investments in		
affiliated companies	1,070	5
other companies	1	7
	1,071	**12**
Expenses from profit and loss transfer agreements with affiliated companies	-302	-704
Income from other securities and loans held as financial assets	1,040	1,412
from affiliated companies	(835)	(986)
Amortization of financial assets and current securities	-264	-22
	4,279	**3,209**

Income from profit and loss transfer agreements includes the following net transfers:

€ million	2006	2005
Thames Water Aqua Holdings GmbH	1,251	
RWE Dea AG	523	100
RWE Trading GmbH	415	
RWE Power AG	225	1,167
BGE Beteiligungs-Gesellschaft für Energieunternehmen mbH	157	132
RWE Energy AG	98	981
GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH	62	
RWE Solutions AG		108
RWE Systems AG		20
Other	3	3
	2,734	**2,511**

Expenses from profit and loss transfer agreements relate to the following companies:

€ million	2006	2005
RWE Solutions AG	-152	
RWE Systems AG	-150	
RWE Trading GmbH		-612
Thames Water Aqua Holdings GmbH		-79
GBV Fünfte Gesellschaft für Beteiligungsverwaltung mbH		-13
	-302	**-704**

The amortization of financial assets and current securities largely relates to two affiliated companies in connection with the focus on the core business.

(13) Net interest

€ million	2006	2005
Other interest and similar income	554	695
of which from affiliated companies	(223)	(182)
Interest and similar expenses	-2.011	-1.996
of which from affiliated companies	(-1.403)	(-1.380)
	-1.457	**-1.301**

(14) Other operating income

Other operating income mainly consists of income from intra-group tax allocations. It also includes income from financial derivatives and the use and release of investment risk provisions.

(15) Staff costs

€ million	2006	2005
Wages and salaries	-72	-117
Cost of social security, pensions and other benefits	-66	-22
of which for pensions	(-61)	(-17)
	-138	**-139**

Annual average full time equivalents	2006	2005
Salaried staff	360	354
of which part-time and fixed-term employees	(40)	(42)
Apprentices	10	9
	370	**363**

(16) Other operating expenses

Other operating expenses primarily concern expenses associated with financial derivatives and the interest share credited to the RWE Group's divisional management companies for the pension provisions reported on RWE AG's balance sheet. This item also includes other taxes.

(17) Taxes on income

Taxes on income primarily relate to the fiscal year and prior years as well as to an addition to provisions for corporate and trade tax risks.

Other disclosures

Information on the members of the Supervisory Board and Executive Board pursuant to Sec. 285, No. 10 of the German Commercial Code (HGB) is provided on pages 26 to 30.

The Executive and Supervisory Boards have issued the declaration regarding the German Corporate Governance Code pursuant to Sec. 161 of the German Stock Corporation Act (AktG) and made it permanently accessible to the shareholders on RWE AG's website.

The priciples of the compensation system and the amount of compensation for the Executive and Supervisory Boards are presented in the compensation report. The compensation report is part of the review of operations.

In total, the Executive Board received €9,471,000 in short-term compensation components in fiscal 2006. In addition to this, long-term compensation components from the 2006 tranche of the Beat programme amounting to €6,667,000 were allocated (381,406 performance shares). Total compensation of the Executive Board for fiscal 2006 thus amounts to €16,138,000. This sum does not include €18,827,000 in stock appreciation rights granted in 2004 and paid out in 2006. The fixed remuneration paid to members of the Supervisory Board was €1,195,000, and the variable remuneration amounted to €2,286,000.

No loans or advances were granted to members of the Executive Board or Supervisory Board in the year under review.

Former members of the Executive Board of RWE AG and their surviving dependants received €9,881,000. Long-term incentive components totalled €2,787,000. €80,854,000 in provisions have been made to cover pension obligations to former members of the Executive Board and their surviving dependants.

The Economic Advisory Board received €363,000.

As of the balance-sheet date, the Executive Board held 359,100 performance shares from the 2005 tranche of the long-term incentive plan (Beat) and 381,406 performance shares from the 2006 tranche. The long-term incentive plan is described in detail in the section on equity.

On January 19, 2006, Vereinigung ehemaliger kommunaler Aktionäre der VEW GmbH, Dortmund, informed us in accordance with Secs. 21, 22 and 41 of the German Securities Trading Act (WpHG) in their name as well as in the name and on behalf of the legal entities mentioned in the communication that, on January 12, 2006, the voting stock in RWE AG held by the legal entities mentioned in the communication had fallen below 5%, 10% and 25%, respectively, and that these held the share of voting stock in RWE AG stated in the communication.

The aforementioned association informed us correctively on the same date in the name of and by order of KEB Holding AG, Dortmund, that, on May 6, 2004, Kommunale Energie-Beteiligungsgesellschaft mit beschränkter Haftung had been folded into KEB Holding AG as assuming legal entity and that, in consequence, it no longer had a right to voting stock in RWE AG.

On January 19, 2006, Verband der kommunalen RWE-Aktionäre GmbH, Essen, informed us in accordance with Secs. 21, 22 and 41 of the German Securities Trading Act (WpHG) in their name as well as on behalf of the legal entities mentioned in the communication that, on January 12, 2006, the voting stock in RWE AG held by the legal entities mentioned in the communication had fallen below 5% and 10%, respectively, and that these held the share of voting stock in RWE AG stated in the communication.

On January 25, 2006, RW Holding AG, Düsseldorf, informed us in accordance with Secs. 21, 22 and 24 of the German Securities Trading Act (WpHG) that its share had fallen below 5% and 10% and that it no longer had a right to voting stock in RWE AG.

The aforementioned communications in accordance with Sec. 25 of the German Securities Trading Act (WpHG) were published in the Börsen-Zeitung (stock exchange journal) on January 28, 2006.

On February 9, 2006, RW Holding AG, Düsseldorf, informed us correctively in accordance with Secs. 21, 22 and 24 of the German Securities Trading Act (WpHG) that, on the basis of a previous allocation of voting rights in accordance with Sec. 22 of the German Securities Trading Act (WpHG), on January 12, 2006, its share of voting stock had fallen below 5% and 10% and that it now holds a 0.001% stake in RWE AG. These communications in accordance with Sec. 25 of the German Securities Trading Act (WpHG) were published in the Börsen-Zeitung (stock exchange journal) on February 17, 2006.

The following fees were recognized as expenses for the services rendered in fiscal 2006 by the auditor of the financial statements, PricewaterhouseCoopers Aktiengesellschaft Wirtschaftsprüfungsgesellschaft:

€ million	2006
Audit services	0.4
Other assurance and valuation services	0.4
Tax services	0.2
	1.0

The fees for audit services contain the fees for the legally required audit of the financial statements of the parent company (RWE AG) and of the RWE Group, insofar as these are directly borne by RWE AG. Fees for other assurance and valuation services related principally to consulting services relating to, and the audit of, the implementation of group-wide accounting principles and ongoing or planned transactions as well as to the audit of the sustainability report. This item also includes fees for the audit of the internal controlling system and, above all, of IT systems as well as expenses incurred in connection with statutory regulations and court orders. Fees for tax services as of October 31, 2006 mainly include fees for consulting services rendered to expatriate employees.

Dividend proposal

Distributable profit developed as follows:

Net profit	€2,413,027,179.76
Profit carried forward from the previous year	€71,077.47
Transfer to retained earnings	€444,600,000.00
Distributable profit	€1,968,498,257.23

We propose to the Annual General Meeting that RWE AG's distributable profit for fiscal 2006 be appropriated as follows:

Distribution of a dividend of €3.50 per individual share certificate on the dividend-bearing

capital stock of €1.439.756.800,00	€1,968,417,500.00
Profit carryforward	€80,757.23
Distributable profit	€1,968,498,257.23

Essen, February 12, 2007

The Executive Board

Roels Bonekamp Fitting Pohlig Sturany Zilius

Auditor's Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the combined review of operations of the RWE Aktiengesellschaft, Essen, for the business year from January 1, to December 31, 2006. The maintenance of the books and records and the preparation of the annual financial statements and review of operations in accordance with German commercial law and supplementary provisions in the articles of incorporation are the responsibility of the Company's Executive Board. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the combined review of operations based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the review of operations are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the review of operations are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Executive Board, as well as evaluating the overall presentation of the annual financial statements and combined review of operations. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations. In our opinion based on the findings of our audit, the annual financial statements comply with the legal requirements and supplementary provisions in the articles of incorporation and give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. The combined review of operations is consistent with the annual financial statements and as a whole provides a suitable view of the Company's position and suitably presents the opportunities and risks of future development.

Essen, February 13, 2007

PricewaterhouseCoopers
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

M. Wiegand
Wirtschaftsprüfer
(German Certified
Public Auditor)

Dr. N. Schwieters
Wirtschaftsprüfer
(German Certified
Public Auditor)

Material Investments as of December 31, 2006

I. Affiliated companies	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000	External revenue 2006 €million	Employees[2] 2006 average
RWE Aktiengesellschaft, Essen		**7,423,562**	**2,413,027**	**-**	**360**
RWE Power					
RWE Power Aktiengesellschaft, Cologne and Essen	100	2,171,058	–[1]	7,243	12,909
GfV Gesellschaft für Vermögensverwaltung AG, Dortmund	100	109,390	58,290	–	41
Kernkraftwerke Lippe-Ems GmbH, Lingen (Ems)	99	165,545	–[1]	378	299
Kernkraftwerk Gundremmingen GmbH, Gundremmingen	75	84,762	8,343	225	701
Mátrai Erömü Zártkörüen Müködö Rt. (MÁTRA), Visonta/Hungary	51	184,619	36,264	227	2,454
Rheinbraun Brennstoff GmbH, Cologne	100	63,294	–[1]	567	155
RWE Dea AG, Hamburg	100	1,323,905	–[1]	1,190	743
RWE Dea Norge AS, Oslo/Norway	100	95,013	-13,654	212	63
RWE Dea Suez GmbH, Hamburg	100	87,226	–[1]	172	92
RWE Trading GmbH, Essen	100	51,100	–[1]	12,091	502
RWE Energy					
RWE Energy Aktiengesellschaft, Dortmund	100	1,022,905	–[1]	8,057	509
Budapesti Elektromos Müvek Nyrt. (ELMÜ), Budapest/Hungary	55	343,915	58,648	814	1,856
Emscher Lippe Energie GmbH, Gelsenkirchen	79	87,626	11,456	485	651
Energis GmbH, Saarbrücken	66	134,779	20,592	312	338
envia Mitteldeutsche Energie AG, Chemnitz	64	888,772	72,145	2,337	2,201
envia Netzservice GmbH, Chemnitz	100	4,045	–[1]	365	7
envia Verteilnetz GmbH, Halle	100	24	–[1]	1538	4
Észak-magyarországi Áramszolgáltató Nyrt. (ÉMÁSZ), Miskolc/Hungary	54	155,864	16,875	336	1,063
EWV Energie- und Wasser-Versorgung GmbH, Stolberg	54	36,204	11,007	322	374
Jihomoravská plynárenská, a.s., Brno/Czech Republic	50	209,535	34,274	639	1,004
Koblenzer Elektrizitätswerk und Verkehrs-Aktiengesellschaft, Koblenz	58	87,329	18,743	389	539
Lechwerke Aktiengesellschaft, Augsburg	90	226,773	66,900	925	1,166
LEW Verteilnetz GmbH, Augsburg	100	25	–[1]	497	3
MITGAS Mitteldeutsche Gasversorgung GmbH, Halle	60	120,174	26,388	690	290
rhenag Rheinische Energie Aktiengesellschaft, Cologne	100	114,242	–[1]	296	330
RWE Energy Beteiligungsgesellschaft mbH, Dortmund	100	2,644,409	–[1]	–	–
RWE Energy Nederland N.V., Hoofddorp/Netherlands	100	357,310	23,698	842	107
RWE Gas International B.V., Hoofddorp/Netherlands	100	4,464,084	305,042	–	–
RWE Key Account GmbH, Essen	100	25	–[1]	1761	87
RWE Kundenservice GmbH, Bochum	100	25	–[1]	310	14
RWE Obragas N.V., Helmond/Netherlands	100	94,111	16,074	328	136

1 Profit- and loss-pooling agreement.
2 Converted to full-time positions.

I. Affiliated companies	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000	External revenue 2006 €million	Employees[3] 2006 average
RWE Energy					
RWE Rhein-Ruhr Aktiengesellschaft, Essen	100	238,405	–[1]	5,694	4,773
RWE Rhein-Ruhr Netzservice GmbH, Siegen	100	25	–[1]	984	31
RWE Rhein-Ruhr Verteilnetz GmbH, Wesel	100	25	–[1]	2313	6
RWE Solutions Aktiengesellschaft, Alzenau	100	186,856	–[1]	–	36
RWE Transgas, a.s., Prague/Czech Republic	100	3,022,606	289,743	2,781	306
RWE Transportnetz Gas GmbH, Essen	100	55	–[1]	274	66
RWE Transportnetz Strom GmbH, Dortmund	100	613,025	–[1]	4,582	365
RWE Westfalen-Weser-Ems Aktiengesellschaft, Dortmund	80	283,185	–[1]	5,140	2,662
RWE Westfalen-Weser-Ems Netzservice GmbH, Dortmund	100	25	–[1]	1,125	24
RWE Westfalen-Weser-Ems Verteilnetz GmbH, Recklinghausen	100	25	–[1]	1607	4
RWW Rheinisch-Westfälische Wasserwerksgesellschaft mbH, Mülheim an der Ruhr	80	63,238	10,019	109	458
Severoceská plynárenská, a.s., Ústí nad Labem/Czech Republic	100	110,771	18,974	355	414
Severomoravská plynárenská, a.s., Ostrava/Czech Republic	68	172,091	25,438	498	705
Stadtwerke Düren GmbH, Düren	75	27,224	6,493	153	215
STOEN S.A., Warsaw/Poland	99	197,209	32,882	474	1,310
Stredoceská plynárenská, a.s., Prag/Czech Republic	97	97,308	16,442	300	404
Süwag Energie AG, Frankfurt am Main	78	268,309	48,000	1,513	1,471
Süwag Netz GmbH, Frankfurt am Main	100	25	–[1]	505	10
Thyssengas GmbH, Duisburg	100	179,695	–[1]	97	–
VSE Aktiengesellschaft, Saarbrücken	69	133,247	14,366	285	297
Východoceská plynárenská, a.s., Hradec Králové/Czech Republic	67	111,545	10,213	280	508
Západoceská plynárenská, a.s., Plzen/Czech Republic	98	65,022	7,524	216	367
RWE npower					
RWE Npower Holdings plc, Swindon/UK[2]	100	718,739	-79,351	8,493	11,066
Water Division					
Thames Water Aqua US Holdings, Inc., Wilmington/ Delaware/USA; American Water Group[2] with 72 subsidiaries in the US and Canada	100	3,453,897	-263,140	1,702	6,914
Other subsidiaries					
RWE Finance B.V., Zwolle/Netherlands	100	10,345	2,251	-	-
RWE Systems Aktiengesellschaft, Dortmund	100	150,507	–[1]	1,988	1,461

1 Profit- and loss-pooling agreement.
2 Figures from the company's financial statements.
3 Converted to full-time positions.

II. Companies accounted for using the equity method	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000
RWE Power			
TCP Petcoke Corporation, Dover/Delaware/USA[1]	50	8,869	10,934
Grosskraftwerk Mannheim Aktiengesellschaft, Mannheim	40	114,141	6,647
RWE Energy			
AVU Aktiengesellschaft für Versorgungs-Unternehmen, Gevelsberg	50	94,481	10,796
Cegedel S.A., Luxembourg/Luxembourg[1]	30	328,915	53,396
Dortmunder Energie- und Wasserversorgung GmbH, Dortmund	47	150,437	61,815
EVH GmbH, Halle (Saale)	30	76,736	12,927
Fövárosi Gázmüvek Zrt., Budapest/Hungary	50	143,414	17,557
Kärntner Energieholding Beteiligungs-GmbH, Klagenfurt/Austria[1]	49	403,807	36,466
Kommunale Energie- und Wasserversorgung Neunkirchen AG, Neunkirchen	29	71,478	8,840
Niederrheinische Versorgung und Verkehr AG, Mönchengladbach[1]	50	435,635	39,569
Pfalzwerke Aktiengesellschaft, Ludwigshafen	27	182,843	17,176
Regionalgas Euskirchen GmbH & Co. KG, Euskirchen	43	48,006	11,399
RheinEnergie AG, Cologne	20	564,045	166,833
RWE-Veolia Berlinwasser Beteiligungs AG, Berlin	50	263,928	11,477
SpreeGas Gesellschaft für Gasversorgung und Energiedienstleistung mbH, Cottbus	33	20,628	6,206
Stadtwerke Duisburg AG, Duisburg	20	152,223	26,280
Stadtwerke Essen AG, Essen	29	116,557	17,608
TIGÁZ Tiszántúli Gázszolgáltató Zrt., Hajdúszoboszló/Hungary	44	148,729	12,428
Východoslovenská energetika, a.s. (VSE), Košice/Slovakia	49	163,907	43,303
ZOV Zagrebacke Optpadne Vode d.o.o., Zagreb/Croatia	49	52,490	21,351

1 Figures from the company's financial statements.

III. Other Investments	Investment in acc. with Sec. 16 of the German Stock Corporation Act %	Equity of the last fiscal year €'000	Net income/ loss of the last fiscal year €'000
RWE Energy			
Stadtwerke Chemnitz AG, Chemnitz	19	255,562	17,635
Others			
RAG Aktiengesellschaft, Essen[1]	30	4,576,600	273,400

1 Figures from the company's financial statements.

Supervisory Board

Dr. Thomas R. Fischer
Düsseldorf
Chairman
Chairman of the Board of Management of WestLB AG
- Audi AG
- AXA Konzern AG
- Hapag-Lloyd AG
- Weberbank Actiengesellschaft (Chairman)
- DekaBank Deutsche Girozentrale
- Deutscher Sparkassen Verlag GmbH
- KfW - Kreditanstalt für Wiederaufbau
- Landwirtschaftliche Rentenbank

Frank Bsirske
Berlin
Deputy Chairman
Chairman of ver.di
Vereinte Dienstleistungsgewerkschaft
- Deutsche Lufthansa AG
- IBM Central Holding GmbH

Dr. Paul Achleitner
Munich
Member of the Board of Management of Allianz SE
- Allianz Deutschland AG
- Allianz Global Investors AG
- Allianz Lebensversicherungs-AG
- Bayer AG
- Allianz Elementar Versicherungs-AG (Chairman)
- Allianz Elementar Lebensversicherungs-AG (Chairman)

Sven Bergelin
Berlin
- since April 13, 2006 -
Trade Union Secretary of ver.di
Vereinte Dienstleistungsgewerkschaft

Werner Bischoff
Monheim am Rhein
- since April 13, 2006 -
Member of the Main Executive Board
of IG Bergbau, Chemie, Energie
- CHEMIE Pensionsfonds AG
- Continental AG
- Degussa AG
- Sanofi-Aventis Deutschland GmbH
- Hoechst GmbH
- RWE Power AG
- BGAG Beteiligungsgesellschaft der Gewerkschaften GmbH
- THS TreuHandStelle für Bergmannswohnstätten im rheinisch-westfälischen Steinkohlenbezirk GmbH

Carl-Ludwig von Boehm-Bezing
Bad Soden
Former member of the Board of Management
of Deutsche Bank AG

Heinz Büchel
Trier
- since April 13, 2006 -
Chairman of the General Works Council
of RWE Rhein-Ruhr AG
- RWE Energy AG

Wilfried Donisch*
Mülheim an der Ruhr
- until August 8, 2006 -
Chairman of the General Works Council of SAG GmbH
- RWE Energy AG
- RWE Solutions AG

Dieter Faust
Eschweiler
Chairman of the Works Council, Plant Services/
Materials Management of RWE Power AG

Simone Haupt

Hagen

Chairman of the General Works Council of RWE Systems AG

Heinz-Eberhard Holl

Osnabrück

Former Chief Administrative Officer, Osnabrück Rural District

- Georgsmarienhütte GmbH
- Georgsmarienhütte Holding GmbH

Berthold Huber*

Oberursel

– until April 13, 2006 –

Trade Union Secretary of IG Metall

- Audi AG
- Siemens AG

Dr. Dietmar Kuhnt*

Essen

– until April 13, 2006 –

Former CEO of RWE AG

- Allianz Versicherungs-AG
- Dresdner Bank AG
- GEA Group AG
- Hapag-Lloyd AG
- HOCHTIEF AG
- TUI AG
- Société Electrique de l'Our S.A.

Dr. Gerhard Langemeyer

Dortmund

Mayor of the City of Dortmund

- Dortmunder Stadtwerke AG (Chairman)
- Harpen AG
- KEB Holding AG (Chairman)
- Klinikum Dortmund gGmbH (Chairman)
- Schüchtermann Schiller'sche Kliniken KG
- Sparkasse Dortmund (Chairman)

Dagmar Mühlenfeld

Mülheim an der Ruhr

Mayor of the City of Mülheim an der Ruhr

- Mülheimer Wohnungsbau e. G. (Chairman)
- Beteiligungsholding Mülheim an der Ruhr GmbH
- Flughafen Essen/Mülheim GmbH (Chairman)
- medl GmbH (Chairman)
- Mülheim & Business GmbH (Chairman)
- Ruhrbania Projektentwicklungsgesellschaft mbH (Chairman)
- Ruhrgebiet Tourismus Management GmbH

Erich Reichertz

Mülheim an der Ruhr

– since April 13, 2006 –

M.A. in engineering

- RWE Energy AG

Dr. Wolfgang Reiniger

Essen

Mayor of the City of Essen

- EGZ Entwicklungsgesellschaft Zollverein mbH
- EMG Essen Marketing GmbH Gesellschaft für Stadtwerbung, Touristik und Zentrenmanagement (Chairman)
- Entwicklungsgesellschaft Universitätsviertel Essen mbH (Chairman)
- Essener Wirtschaftsförderungsgesellschaft mbH (Chairman)
- Margarethe Krupp-Stiftung für Wohnungsfürsorge (Chairman)
- Messe Essen GmbH (Chairman)
- Sparkasse Essen (Chairman)

Günter Reppien

Lingen

Chairman of the General Works Council of RWE Power AG

- RWE Power AG
- Stadtwerke Lingen GmbH

▪ Member of other mandatory supervisory boards.
▪ Member of comparable domestic and foreign supervisory bodies of commercial enterprises.
* Information valid as of the date of retirement from the Supervisory Board.

Bernhard von Rothkirch*

Frechen

– until April 13, 2006 –

M.A. in mining engineering

Dagmar Schmeer

Saarbrücken

– since August 9, 2006 –

Chairman of the Works Council of VSE AG

- VSE AG

Dr. Manfred Schneider

Leverkusen

Chairman of the Supervisory Board of Bayer AG

- DaimlerChrysler AG
- Linde AG (Chairman)
- Metro AG
- TUI AG

Prof. Dr. Ekkehard D. Schulz

Krefeld

– since April 13, 2006 –

Chairman of the Executive Board of ThyssenKrupp AG

- AXA Konzern AG
- Bayer AG
- MAN AG (Chairman)
- RAG AG
- RAG Beteiligungs-AG
- ThyssenKrupp Automotive AG (Chairman)
- ThyssenKrupp Services AG (Chairman)
- ThyssenKrupp Steel AG (Chairman)
- ThyssenKrupp Technologies AG (Chairman)

Klaus-Dieter Südhofer*

Recklinghausen

– until April 13, 2006 –

Former Trade Union Secretary of IG Bergbau, Chemie, Energie

- RWE Dea AG

Uwe Tigges

Bochum

Chairman of the General Works Council of RWE Westfalen-Weser-Ems AG

- RWE Energy AG
- RWE Westfalen-Weser-Ems AG

Prof. Karel Van Miert

Beersel

Professor, Nyenrode University

- Münchener Rückversicherungs-Gesellschaft AG
- Agfa-Gevaert N.V.
- Anglo American plc
- De Persgroup
- Koninklijke Philips Electronics N.V.
- SIBELCO N.V.
- SOLVAY S.A.
- Vivendi Universal S.A.

Jürgen Wefers*

Goch

– until April 13, 2006 –

Chairman of the Works Council of RWE Rhein-Ruhr AG, Wesel site

- Member of other mandatory supervisory boards.
- Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

* Information valid as of the date of retirement from the Supervisory Board.

Supervisory Board Committees

Executive Committee of the Supervisory Board

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz Büchel – since April 13, 2006 –
Dieter Faust
Simone Haupt – since April 13, 2006 –
Dr. Wolfgang Reiniger
Günter Reppien – until April 13, 2006 –
Dr. Manfred Schneider
Uwe Tigges – until April 13, 2006 –

Mediation Committee in accordance with Sec. 27, Par. 3 of the German Co-Determination Act (MitbestG)

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Werner Bischoff – since April 13, 2006 –
Dr. Manfred Schneider
Uwe Tigges – until April 13, 2006 –

Personnel Affairs Committee

Dr. Thomas R. Fischer (Chairman)
Frank Bsirske
Dr. Paul Achleitner
Heinz-Eberhard Holl
Günter Reppien – since April 13, 2006 –
Klaus-Dieter Südhofer – until April 13, 2006 –
Uwe Tigges – since April 13, 2006 –

Audit Committee

Carl-Ludwig von Boehm-Bezing (Chairman)
Werner Bischoff – since April 13, 2006 –
Dr. Dietmar Kuhnt – until April 13, 2006 –
Dr. Gerhard Langemeyer
Günter Reppien
Bernhard von Rothkirch – until April 13, 2006 –
Prof. Dr. Ekkehard D. Schulz – since April 13, 2006 –
Uwe Tigges

Executive Board

Harry Roels

Essen

CEO of RWE AG

- Deutsche Post AG
- RWE Energy AG (Chairman)
- RWE Power AG (Chairman)
- RWE Npower Holdings plc (Chairman)
- RWE Trading GmbH (Chairman)

Berthold Bonekamp

Grevenbroich

Executive Vice-President of RWE AG

- Berlinwasser Holding AG
- RAG AG
- RAG Beteiligungs-AG
- RheinEnergie AG
- RWE Rhein-Ruhr AG (Chairman)
- RWE Westfalen-Weser-Ems AG (Chairman)
- Berliner Wasserbetriebe AöR
- RWE Energy Nederland B.V.
- RWE Npower Holdings plc
- STOEN S.A. (Chairman)
- VSE a.s.

Alwin Fitting

Westhofen

Executive Vice-President of RWE AG

- Harpen AG
- RWE Energy AG
- RWE Systems AG (Chairman)

Dr. Rolf Pohlig

Mülheim an der Ruhr

- since January 1, 2007 -

Executive Vice-President of RWE AG

- RWE Energy AG
- RWE Power AG
- RWE Npower Holdings plc

Dr. Klaus Sturany

Dortmund

Executive Vice-President of RWE AG

- Commerzbank AG
- Hannover Rückversicherung AG
- Heidelberger Druckmaschinen AG
- RAG AG
- RAG Beteiligungs-AG
- Österreichische Industrieholding AG

Jan Zilius

Cologne

Executive Vice-President of RWE AG

- Harpen AG (Chairman)
- RAG AG
- RAG Beteiligungs-AG
- RWE Dea AG (Chairman)

- Member of other mandatory supervisory boards.
- Member of comparable domestic and foreign supervisory bodies of commercial enterprises.

* Information valid as of the date of retirement from the Supervisory Board.

Economic Advisory Board

Prof. Dr. Dr. Theodor Baums
Frankfurt am Main
Member of the Executive Committee of Deutsche Schutzvereinigung für Wertpapierbesitz e.V.

Dr. Gerhard Cromme
Düsseldorf
– until August 31, 2006 –
Chairman of the Supervisory Board of ThyssenKrupp AG

Jürgen Dormann
Zurich
Chairman of the Administrative Council of ABB

Dr. Michael Frenzel
Hanover
Chairman of the Executive Board of TUI AG

Dr. Jürgen Großmann
Hamburg
Partner in Georgsmarienhütte Holding GmbH

Helmut Haumann
Cologne
– until December 14, 2006 –
Chairman of the Executive Board of RheinEnergieStiftungen

Dr. Dietmar Kuhnt
Essen
– since April 14, 2006 –
Former CEO of RWE AG

Prof. Dr. Hubert Markl
Konstanz
Former President of Max-Planck-Gesellschaft

Wolfgang Mayrhuber
Frankfurt am Main
CEO of Deutsche Lufthansa AG

Dr. Thomas Middelhoff
Essen
Chairman of the Management Board of KarstadtQuelle AG

Klaus-Peter Müller
Frankfurt am Main
Chairman of the Board of Managing Directors of Commerzbank AG

Dr. Udo Oels
Odenthal
Former Executive Vice-President of Bayer AG

Dr. Heinrich von Pierer

Munich

Chairman of the Supervisory Board of Siemens AG

Dr. Bernd Pischetsrieder

Wolfsburg

Volkswagen AG

Prof. Dr. Dieter Schmitt

Essen

- until September 30, 2006 -

Duisburg-Essen University, Essen Campus

Klaus Schneider

Munich

Chairman of Schutzgemeinschaft der Kapitalanleger e.V.

Prof. Dr. Jürgen Strube

Ludwigshafen

Chairman of the Supervisory Board of BASF AG

Dr. Alfons Friedrich Titzrath

Cologne

Former Chairman of the Supervisory Board of Dresdner Bank AG

Marilyn Ware

Pennsylvania

- until January 31, 2006 -

CEO Ware Family Office

Anton Werhahn

Neuss

- since January 1, 2007 -

Chairman of the Board of Management of Wilh. Werhahn KG

Wilhelm Werhahn

Neuss

- until December 31, 2006 -

Personally liable partner in Wilh. Werhahn KG

Group Business Committee

Harry Roels
Chairman of the Group Business Committee
CEO of RWE AG

Berthold Bonekamp
CEO of RWE Energy AG
Executive Vice-President of RWE AG

Alwin Fitting
Executive Vice-President of RWE AG

Dr. Rolf Pohlig
Executive Vice-President of RWE AG

Dr. Klaus Sturany
Executive Vice-President of RWE AG

Jan Zilius
CEO of RWE Power AG
Executive Vice-President of RWE AG

Andrew Duff
CEO of RWE Npower Holdings plc

Stefan Judisch
Chairman of the Board of Directors of
RWE Gas Midstream GmbH

Chittur Ramakrishnan
CEO of RWE Systems AG

Dr. Georg Schöning
CEO of RWE Dea AG

Peter Terium
Chairman of the Board of Directors of
RWE Trading GmbH

Dr. Manfred Döss
Vice President Legal of RWE AG

Andreas Zetzsche
Vice President Corporate Development/
Mergers & Acquisitions of RWE AG

Imprint

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
Germany

Phone +49 201 12-00
Fax +49 201 12-15199
E-mail contact@rwe.com

Investor Relations:
Phone +49 201 12-15025
Fax +49 201 12-15265
E-mail invest@rwe.com

Corporate Communications:
Phone +49 201 12-15250
Fax +49 201 12-15094

For annual reports, interim reports and other information on RWE, please visit us on the Web at www.rwe.com or call our shareholder hotline:

Phone 0180 1 451280 (callers in Germany)
Phone +49 180 1 451280 (callers outside Germany, excluding the USA)
Phone +11 49 180 1 451280 (from the USA)

This is a translation of the German financial statements. In case of divergence from the German version, the German version shall prevail.

Design concept, layout, typesetting and production management:
Kompass/Chiari Werbeagentur GmbH, Essen

Printing:
D+L Printpartner GmbH, Bocholt

RWE is member of DIRK, the German Investor Relations Association.

*Financial Calendar 2007/2008**

04/18/2007 Annual General Meeting

04/19/2007 Ex-dividend date

05/15/2007 Interim report for the first quarter of 2007 with analyst conference call

08/09/2007 Interim report for the first half of 2007
- Press conference
- Analyst conference

11/14/2007 Interim report for the first three quarters of 2007 with analyst conference call

02/22/2008 Annual report for fiscal 2007
- Press conference
- Analyst conference

04/17/2008 Annual General Meeting

04/18/2008 Ex-dividend date

05/15/2008 Interim report for the first quarter of 2008 with analyst conference call

08/14/2008 Interim report for the first half of 2008
- Press conference
- Analyst conference

11/11/2008 Interim report for the first three quarters of 2008 with analyst conference call

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.

RWE AG
Opernplatz 1
45128 Essen
Germany
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com



END